As filed with the Securities and Exchange Commission on December 4, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

Under

SCHEDULE B

Of

The Securities Act of 1933

Republic of Indonesia

(Name of Registrant)

Chief Representative of Bank Indonesia New York

Bank Indonesia New York

25/F, 200 Vesey Street, New York, New York, 10285

(Name and address of Authorized Representative

of the Registrant in the United States)

It is requested that copies of notices and communications

from the Securities and Exchange Commission be sent to:

Shuang Zhao, Esq. Robert K. Williams, Esq. c/o Cleary Gottlieb Steen & Hamilton LLP 37th Floor, Hysan Place 500 Hennessy Road Hong Kong SAR	David F. Johnson, Esq. c/o Norton Rose Fulbright 38th Floor Jardine House 1 Connaught Place Hong Kong SAR

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt securities	U.S.$4,000,000,000	100%	U.S.$4,000,000,000	U.S.$498,000

(1)	Estimated for purposes of determining the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Republic of Indonesia may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED DECEMBER 4, 2017

PROSPECTUS

Republic of Indonesia

        % Bonds Due

        % Bonds Due

        % Bonds Due

The Republic of Indonesia (the “Republic” or “Indonesia”) is offering U.S.$             in aggregate principal amount of its         % bonds due              (the “20             Bonds”), U.S.$             in aggregate principal amount of its         % bonds due              (the “20             Bonds”) and U.S.$             in aggregate principal amount of its             % bonds due              (the “20             Bonds”, together with the “20             Bonds” and the “20             Bonds” the “Bonds”). Interest on the 20             Bonds will accrue from                     , 201             and be payable semi-annually in arrears on              and              of each year, beginning on                     , 2018             until redemption or maturity. Interest on the 20             Bonds will accrue from                     , 201             and be payable semi-annually in arrears on              and              of each year, beginning on                     , 2018 until redemption or maturity. Interest on the 20             Bonds will accrue from                     , 201             and be payable semi-annually in arrears on              and              of each year, beginning on                     , 2018 until redemption or maturity.

The Bonds contain “collective action clauses.” Under these provisions, which differ from the terms of the Republic’s public external indebtedness issued prior to January 8, 2015, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture (including the Bonds) with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to two or more series of debt securities issued under the indenture either (x) with the consent of holders of 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification (taken in aggregate) if the modification is uniformly applicable; or (y) with the consent of the holders of 66 2/3% of the aggregate principal amount outstanding of all series of debt securities that would be affected and 50% in aggregate principal amount outstanding of each affected series of debt securities.

Application has been made for the listing of the Bonds on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this prospectus. Admission of the Bonds to the official list of the SGX-ST is not to be taken as an indication of the merits of the Republic or the Bonds.

You should read this prospectus carefully. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of these documents.

The Republic expects to deliver the Bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company (“DTC”), Clearstream Banking S.A. (“Clearstream”), and Euroclear Bank SA/NV (“Euroclear”), on or about                     , 201            .

For the 20 Bonds	Per Bond	Total	For the 20 Bonds	Per Bond	Total	For the 20 Bonds	Per Bond	Total
Price to investors	%	U.S.$	Price to investors	%	U.S.$	Price to investors	%	U.S.$
Underwriting discounts and commissions	%	U.S.$	Underwriting discounts and commissions	%	U.S.$	Underwriting discounts and commissions	%	U.S.$
Proceeds, before expenses, to the Republic	%	U.S.$	Proceeds, before expenses, to the Republic	%	U.S.$	Proceeds, before expenses, to the Republic	%	U.S.$

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Lead Managers and Joint Bookrunners

ANZ	Citigroup	Deutsche Bank	Goldman Sachs	Mandiri Securities

Co-Managers

PT Danareksa Sekuritas	PT Trimegah Sekuritas Indonesia Tbk	PT Bahana Securities

The date of this prospectus is                     .

Republic of Indonesia

Thailand
The Philippines
Malaysia
Brunei
Singapore
Sumatera
Sulawesi
Papua
Maluku
Kalimantan
Jakarta
Java
Bali
East Timor
Australia

-i-

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless otherwise indicated, all references in this prospectus to “Rupiah” or “Rp” are to the currency of Indonesia, those to “dollars”, “U.S. dollars” or “U.S.$” are to the currency of the United States of America, those to “Euro” or “€ ” are to the currency of the European Union, those to “SDR” are to Special Drawing Rights of the International Monetary Fund (“IMF”) and those to “ID” are to Islamic Dinars of the Islamic Development Bank. References in this prospectus to “Indonesia” or the “Republic” are to the Republic of Indonesia and references to the “Government” are to the Government of Indonesia.

In addition, unless otherwise indicated, all references in this prospectus to (i) “tons” are to metric tons, each of which is equal to 1,000 kilograms or approximately 2,204.6 pounds, (ii) “barrels” are to U.S. barrels, each of which is equal to 159.0 liters, (iii) “LNG” are to liquefied natural gas and (iv) “LPG” are to liquefied petroleum gas. Measures of distance referred to herein are stated in kilometers or “km” each of which is equal to 1,000 meters or approximately 0.62 miles. Measures of area referred to herein are stated in square kilometers, each of which is equal to approximately 0.39 square miles, or in hectares, each of which is equal to approximately 2.47 acres.

The Ministry of Energy and Mineral Resources publishes an average monthly and annual price for Indonesian crude oil which is commonly referred to as the Indonesian Crude Price (the “ICP”). ICP is calculated as the sum of (i) 50.0% of the average price for Indonesian crude oil published by Platts, a division of The McGraw-Hill Companies, and (ii) 50.0% of a crude oil price for Indonesian crude oil published by RIM Intelligence Co. of Japan for the relevant period. The Government evaluates the methodology of the calculation of the ICP from time to time and, if appropriate, adjusts the formula to ensure that the ICP closely tracks world market prices for Indonesian crude oil. The Government uses the ICP for various accounting and other purposes. For instance, the Ministry of Finance uses the ICP as an assumption underlying the preparation of the Government budget. See “Republic of Indonesia — Government Budget.”

Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided in this prospectus may be subsequently revised in accordance with Indonesia’s ongoing maintenance of its economic data. The Republic has no obligation to distribute such revised data to any holder of Bonds.

In August 2014, the Republic revised its methodology in compiling balance of payments data, using the sixth edition of Balance of Payments and International Investment Position Manual (“BPM6”). This revised methodology was implemented to comply with international best practices. BPM6 will be implemented gradually in Indonesia’s balance of payments (BOP) statistics. The first phase of implementation, which began in the second quarter of 2014, involves reclassifying existing data components and improving the methodology in accordance with BPM6, using sources of data currently available.

The shift to the new methodology impacts the following data:

•	In the goods account, the changes include: (a) reclassifying “goods for processing” as “manufacturing services on physical inputs owned by others” and “repairs on goods” as “maintenance and repair services” in the services account; and (b) incorporating only “goods procured in ports by carriers” and “general merchandise on a balance of payments basis.”

•	In the services account, the changes include: (a) combining “information and computer services” and “communication services (excluding postal and couriers)” into “telecommunication, computer and information services”; (b) reclassifying “postal and couriers services” to “transportation services”; and (c) incorporating the “financial intermediation services” section into “indirectly measured estimates” (“FISIM”).

•	The income account and current transfers account are renamed the primary income account and secondary income account, respectively, to comply with the terms used in the System of National Accounts 2008 and adjustments were made to the accounts after the implementation of FISIM.

-ii-

•	In the financial account, the changes include: (a) the presentation format of direct investment data, which was previously based on the directional principle of investment (direct investments abroad and foreign direct investments in Indonesia) that was based on the principle of assets-liabilities (“direct investments — asset” and “direct investments — liability”). Notwithstanding the change, the net value of direct investments according to BPM6 is the same as that in the fifth edition of Balance of Payments and International Investment Program Manual, or BPM5; and (b) including financial derivative data as an independent component, which is consistent with the information displayed by Indonesia’s International Investment Position Statistics.

•	In the current account, the changes include: (a) the calculation of several indicators associated with the account; (b) reclassifying “goods for processing” from goods to services; and (c) recording net values instead of gross values. While the changes resulted in smaller values of imports of goods and services and current account receipts, and larger values of indicators for reserve adequacy and the debt service ratio, the level of the current account remains unchanged from the previous methodology.

The shift to the new methodology does not affect the “net errors and omissions,” “total balance,” and “reserves and related items” values in the current and financial accounts.

In this prospectus, gross domestic product, or GDP, is shown in both current and constant market prices. GDP at current market prices value a country’s output using the actual prices for each year, while GDP at constant market prices (also referred to as “real” GDP) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation. In 2015, Statistics Indonesia (Badan Pusat Statistik or BPS) adopted the calendar year 2010 as the base year (the Base Year) for the calculation of Indonesia’s GDP in constant market prices. Unless stated otherwise, all GDP growth rates in this prospectus (in aggregate or by sector) are period-on-period comparisons based on constant market prices using the Base Year. Percentage shares of Indonesia’s GDP represented by various sectors (unless otherwise noted) use current market prices.

ENFORCEMENT

The Republic is a sovereign nation. Consequently, it may be difficult for holders of Bonds to obtain or enforce judgments against the Republic. The Republic has irrevocably waived, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdictions in which it might otherwise be entitled, in any action arising out of or in relation to the Bonds, which may be instituted by the Trustee (as defined herein) or a holder of any Bonds in any New York state or federal court sitting in the Borough of Manhattan, the City of New York.

The Republic’s waiver of immunity is a limited and specific waiver for the purposes of the Bonds and the Indenture (as defined herein) and under no circumstances should it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the Bonds or the Indenture. Furthermore, the Republic specifically does not waive any immunity in respect of:

•	actions brought against the Republic arising out of or based upon U.S. federal or state securities laws;

•	attachment under Indonesian law;

•	present or future premises of the mission as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	consular premises as defined in the Vienna Convention on Consular Relations signed in 1963;

•	any other property or assets used solely or mainly for governmental or public purposes in the Republic or elsewhere; and

•	military property or military assets or property or assets of the Republic related thereto.

-iii-

Because the Republic has not submitted to jurisdiction or waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a judgment in the United States against the Republic based on such laws unless a court were to determine that the Republic is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 (the Immunities Act) with respect to such actions. The Republic may assert immunity to such actions or with respect to the property or assets described above. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

The Republic has appointed the Chief Representative of Bank Indonesia New York as its authorized agent upon whom process may be served in any action arising out of or based on the Bonds. Such appointment is irrevocable until all amounts in respect of the principal and interest, due or to become due on or in respect of the Bonds, have been paid by the Republic to the Trustee or the Paying Agent or unless and until a successor has been appointed as the Republic’s authorized agent. The Republic has agreed that it will at all times maintain an authorized agent to receive such service, as provided above. The Chief Representative of Bank Indonesia is not the agent for receipt of service of process for actions under the United States federal or state securities laws.

The Republic is subject to suit in competent courts in Indonesia. However, the Law on State Treasury (Law No. 1 of 2004, dated January 14, 2004) prohibits the seizure or attachment of property or assets owned by the Republic. Furthermore, a judgment of a non-Indonesian court will not be enforceable by the courts of Indonesia, although such a judgment may be admissible as evidence in a proceeding on the underlying claim in an Indonesian court. Re-examination of the underlying claim de novo would be required before the Indonesian court.

PRESENTATION OF INFORMATION

For ease of presentation, certain financial information relating to the Republic included herein is presented as translated into U.S. dollars. Unless otherwise specified herein, all translations of Rupiah into U.S. dollars or from U.S. dollars into Rupiah were made at the middle exchange rate, the mid-point between the buy and sell rate (the BI middle exchange rate), between the Rupiah and the U.S. dollar, as announced by Bank Indonesia, as of the respective dates to which such information relates. These translations should not be construed as a representation that the Rupiah amount actually represents such U.S. dollar amount or could be converted into U.S. dollars at the rate indicated or any other rate. The BI Transaction Exchange Rate — Mid-Rate was Rp13,514 = U.S.$1 on November 30, 2017. In addition, unless otherwise specified herein, all translations of Rupiah into currencies other than U.S. dollars, or from such other currencies into Rupiah, were made at the BI middle exchange rate between the Rupiah and such other currencies as announced by Bank Indonesia as of the respective dates to which such information relates.

-iv-

The following table sets forth information on exchange rates between the Rupiah and the U.S. dollar for the periods indicated.

Exchange Rates

	Rupiah per U.S. dollar
	End of Period	Average
2012	9,638	9,358
2013	12,170	10,445
2014	12,385	11,876
2015	13,785	13,392
2016	13,473	13,305
2017A	13,563	13,353

Source:    Bank Indonesia

A	As of October 31, 2017.

Unless otherwise indicated, all statistical data and figures for 2017 or any part thereof are estimates based upon preliminary data and are subject to review and adjustment.

Certain budget figures appear as audited numbers in the relevant year’s Central Government Financial Report (Laporan Keuangan Pemerintah Pusat, or LKPP).

Certain statistical or financial information included in this prospectus may differ from previously published information for a number of reasons, including basis of presentation and ongoing statistical revisions. Also, certain monetary amounts included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not about historical facts, including statements about Indonesia’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Some of the statements contained in this prospectus under “Republic of Indonesia” are forward looking. They include statements concerning, among others:

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the Rupiah;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

The Republic undertakes no obligation to update publicly any of them in light of new information or future events, including changes in Indonesia’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

-v-

Forward-looking statements involve inherent risks and uncertainties. The Republic cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•	adverse external factors, such as high international interest rates and recession or low growth in the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic;

•	instability or volatility in the international financial markets. This could lead to domestic volatility, making it more difficult for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign direct and portfolio investment inflows;

•	adverse domestic factors, such as a decline in domestic savings and investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•	other adverse factors, such as adverse oil price movements, climatic or seismic events, international or domestic hostilities, political uncertainty and delays in implementing and realizing infrastructure projects and economic policies.

DATA DISSEMINATION

Indonesia subscribes to the IMF’s Special Data Dissemination Standard, which is designed to improve the timeliness and quality of information of subscribing member countries. This standard requires subscribing member countries to provide schedules, referred to as the “Advance Release Calendar”, indicating, in advance, the date on which data will be released. For Indonesia, precise dates or “no-later-than-dates” for the release of data are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the IMF’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the IMF’s Dissemination Standards Bulletin Board. The internet website for Indonesia’s Advance Release Calendar and metadata is located at http://dsbb.imf.org/Pages/SDDS/ARCCtyCtgList.aspx?ctycode=IDN. Neither Indonesia nor any agents or underwriters acting on behalf of Indonesia in connection with the offer and sale of securities, as contemplated in this prospectus, accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

Indonesia will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the Republic, including to partially fund its general financing requirements.

-vi-

SUMMARY

This summary should be read as an introduction to this prospectus only, and any decision to invest in the Bonds should be based on a consideration of this prospectus as a whole, including any document incorporated by reference.

Overview

Indonesia is the world’s fourth most populous country, with a population of approximately 259 million in 2016. It is a developing nation in Southeast Asia, spread across an archipelago of approximately 17,504 islands.

In recent years, Indonesia has continued its relatively high economic growth and consolidated its transformation to a participatory democracy that places greater political power in the hands of local and regional governments.

The following table sets forth certain of the Republic’s principal economic indicators as of and for the specified dates and periods.

Selected Key Economic Indicators

	For the Year Ended December 31,					Nine Months Ended September 30,
	2012L	2013L	2014L	2015L	2016L	2017P
National account and prices:
Real GDP growth (period-on-period)	6.0%	5.6%	5.0%	4.8%	5.0%	5.1	%(5)
Per capita GDP (in thousands of Rupiah)	35,105	38,280	41,809	45,176	47,957	N/A
Per capita GDP (in U.S. dollars)(1)	3,751	3,670	3,531	3,377	3,605	N/A
Average exchange rate (Rupiah per U.S. dollar)(2)	9,348	10,559	11,876	13,392	13,305	13,331
Inflation rate ((year-on-year) change in CPI)	4.3%	8.4%	8.4%	3.4%	3.0%	3.7	%(3)
External sector:
Current account (% of GDP)	(2.7)%	(3.2)%	(3.1)%	(2.0)%	(1.8)%	(1.7	)%(4)
Fiscal account:
Budget deficit (% of GDP)	(1.8)%	(2.2)%	(2.2)%	(2.6)%	(2.5)%	(2.0)%
External debt of the central Government (in trillions of Rupiah)	879.7	1,111.6	1,131.0	1,410.0	1,496.3	1,581.3
Debt service ratio (% of government revenue)	20.6%	19.0%	23.9%	25.4%	32.5%	39.1%

Source:    BPS, Bank Indonesia and Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
P	Preliminary.
(1)	Per capita GDP in U.S. dollars has been converted from Rupiah into U.S. dollars and the U.S. dollar amounts of external debt of the central Government have been converted into Rupiah at the following exchange rates per U.S. dollar: Rp9,384 per U.S. dollar for 2012, Rp10,463 per U.S. dollar for 2013, Rp11,868 per U.S. dollar for 2014, Rp13,377 per U.S. dollar for 2015, Rp13,303 per U.S. dollar for 2016. These exchange rates are calculated by BPS with reference to the weighted average monthly exchange rates applicable to export and import transactions for each month in a given period.
(2)	Official average exchange rate for the relevant period published by Bank Indonesia in its annual report, except for 2017 which was based on Bank Indonesia’s Monetary Policy Review October 2017.
(3)	Percentage change in the CPI as of September 30, 2017 as compared to CPI as of September 30, 2016.
(4)	As published by Bank Indonesia in Indonesia’s balance of payments report. 2017 represents figures for the third quarter of 2017.
(5)	For the nine months ended September 30, 2017.
N/A	Not available.

SUMMARY OF THE OFFERING

The following overview should be read as an introduction to, and is qualified in its entirety by reference to, the more detailed information appearing elsewhere in this prospectus. This overview may not contain all of the information that prospective investors should consider before deciding to invest in the Bonds. Accordingly, any decision by a prospective investor to invest in the Bonds should be based on a consideration of this prospectus as a whole.

Issuer	Republic of Indonesia

Bonds	U.S.$ % Bonds due (the “20 Bonds”), U.S.$ % Bonds due (the “20 Bonds”) and

U.S.$                     % Bonds due        (the “20             Bonds”, together with the “20             Bonds” and the “20             Bonds”, the “Bonds”)

The 20 Bonds, 20 Bonds and 20 Bonds are being issued under the indenture to be dated as of (the “Indenture”).

Public Offering Price	For the 20 Bonds, % of the principal amount of the 20 Bonds

For the 20 Bonds, % of the principal amount of the 20 Bonds

For the 20 Bonds, % of the principal amount of the 20 Bonds

Maturity	The 20 Bonds:

The 20 Bonds:

The 20 Bonds:

Interest	The 20 Bonds will bear interest from , 201 at a rate of % per annum. Interest will be paid on and of each year, commencing on , 2018.

The 20 Bonds will bear interest from , 201 at a rate of % per annum. Interest will be paid on and of each year, commencing on , 2018.

The 20 Bonds will bear interest from , 201 at a rate of % per annum. Interest will be paid on and of each year, commencing on , 2018.

Withholding Tax and Additional Amounts	The Republic will make all payments of principal, premium (if any) and interest on the Bonds without withholding or deduction on account of any present or future taxes, duties, assessments or other government charges withheld or assessed by the Republic or any political subdivision or authority thereof or therein having power to tax, unless the deduction or withholding is required by law. If the Republic is required to make any deduction or withholding, it will pay the holders, subject to specified exceptions, the additional amounts required to ensure that the net amount they receive after such withholding or deduction shall equal the amount they would have received without this withholding or deduction. See “Description of the Bonds — Additional Amounts.”

Further Issues	The Republic may from time to time, without the consent of holders of the Bonds, create and issue additional Bonds having the same terms as the Bonds in all respects, except for issue date, issue price, original interest accrual date and the first interest payment on the Bonds; provided, however, that any additional Bonds subsequently issued shall be issued, for U.S. federal income tax purposes, either (a) as part of the “same issue” as the Bonds, or (b) in a “qualified reopening” of the Bonds, unless such additional Bonds have a separate CUSIP, ISIN or other identifying number from the previously outstanding Bonds. Such additional Bonds will be consolidated with and will form a single series with the previously outstanding Bonds.

Form and Settlement	The Bonds to be delivered to investors will be issued in global form and registered in the name of the clearing system or its nominee or custodian. Clearing systems include DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe. See “Description of the Bonds — Global Bonds.”

Denominations	The Republic will issue the Bonds only in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Status of the Bonds	The Bonds will constitute direct, general, unconditional and unsubordinated obligations of the Republic for which the full faith and credit of the Republic is pledged. The Bonds rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of the Republic. It is understood that this provision will not be construed to require the Republic to make payments under any series of the Bonds ratably with payments being made under any other public external indebtedness. See “Description of the Bonds — Status of the Bonds.”

Negative Pledge	The Bonds will contain certain covenants, including a negative covenant that will restrict the Republic from creating or permitting to exist (subject to certain exceptions) any security interest on any of its present or future revenues or assets. See “Description of the Bonds — Negative Pledge.”

Use of Proceeds	The Republic will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the Republic, including to partially fund its general financing requirements.

Collective Action Clauses	The Bonds contain “collective action clauses.” Under these provisions, which differ from the terms of the Republic’s public external indebtedness issued prior to January 8, 2015, modifications affecting the reserve matters listed in the Indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture (including the Bonds) with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to two or more series of debt securities issued under the Indenture either (x) with the consent of holders of 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification (taken in aggregate) if the modification is uniformly applicable; or (y) with the consent of the holders of 66 2⁄3% of the aggregate principal amount outstanding of all series of debt securities that would be affected and 50% in aggregate principal amount outstanding of each affected series of debt securities. See “Description of the Bonds — Meetings and Amendments — Collective Action.”

Governing Law and Jurisdiction	New York; provided, however, that all matters governing the Republic’s authorization and execution of the Indenture and the Bonds will be governed by, and construed in accordance with, the laws of Indonesia.

Listing	Application has been made for the listing of the Bonds on the Singapore Exchange Securities Trading Limited, or SGX-ST.

Taxation	See “Taxation” for a discussion of the U.S. and Indonesian tax consequences associated with an investment in the Bonds. Investors should consult their own tax advisors in determining the tax consequences of the purchase, ownership and disposition of the Bonds.

Underwriting	Mandiri Securities Pte Ltd, one of the Underwriters, is an affiliate of the Republic and has agreed to offer and sell the Bonds only outside the United States of America to non-U.S. persons.

Trustee	The Bank of New York Mellon

Registrar and Transfer Agent	With respect to the Bonds of any series to be held through Euroclear and/or Clearstream, The Bank of New York Mellon SA/NV, Luxembourg Branch will act as Registrar and Transfer Agent. With respect to the Bonds of any series to be held through DTC, The Bank of New York Mellon will act as Registrar and Transfer Agent.

Paying Agent	With respect to the Bonds of any series to be held through DTC, The Bank of New York Mellon as paying agent in The City of New York,

USA. The Bank of New York Mellon, London Branch as paying agent in the City of London, England for any Bonds held through Euroclear and Clearstream.

Singapore Listing Agent	Allen & Gledhill LLP

REPUBLIC OF INDONESIA

Overview

Indonesia is the world’s fourth most populous country, with a population of approximately 259 million in 2016. It is a developing nation in Southeast Asia, spread across an archipelago of approximately 17,504 islands.

In recent years, Indonesia has continued its relatively high economic growth and consolidated its transformation to a participatory democracy that places greater political power in the hands of local and regional governments.

The following table sets forth certain of the Republic’s principal economic indicators as of and for the specified dates and periods.

Selected Key Economic Indicators

	For the Year Ended December 31,					Nine Months Ended September 30,
	2012L	2013L	2014L	2015L	2016L	2017P
National account and prices:
Real GDP growth (period-on-period)	6.0%	5.6%	5.0%	4.8%	5.0%	5.1	%(5)
Per capita GDP (in thousands of Rupiah)	35,105	38,280	41,809	45,176	47,957	N/A
Per capita GDP (in U.S. dollars)(1)	3,751	3,670	3,531	3,377	3,605	N/A
Average exchange rate (Rupiah per U.S. dollar)(2)	9,348	10,559	11,876	13,392	13,305	13,331
Inflation rate ((year-on-year) change in CPI)	4.3%	8.4%	8.4%	3.4%	3.0%	3.7	%(3)
External sector:
Current account (% of GDP)	(2.7)%	(3.2)%	(3.1)%	(2.0)%	(1.8)%	(1.7	)%(4)
Fiscal account:
Budget deficit (% of GDP)	(1.8)%	(2.2)%	(2.2)%	(2.6)%	(2.5)%	(2.0)%
External debt of the central Government (in trillions of Rupiah)	879.7	1,111.6	1,131.0	1,410.0	1,496.3	1,581.3
Debt service ratio (% of government revenue)	20.6%	19.0%	23.9%	25.4%	32.5%	39.1%

Source:    BPS, Bank Indonesia and Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
P	Preliminary.
(1)	Per capita GDP in U.S. dollars has been converted from Rupiah into U.S. dollars and the U.S. dollar amounts of external debt of the central Government have been converted into Rupiah at the following exchange rates per U.S. dollar: Rp9,384 per U.S. dollar for 2012, Rp10,463 per U.S. dollar for 2013, Rp11,868 per U.S. dollar for 2014, Rp13,377 per U.S. dollar for 2015, Rp13,303 per U.S. dollar for 2016. These exchange rates are calculated by BPS with reference to the weighted average monthly exchange rates applicable to export and import transactions for each month in a given period.
(2)	Official average exchange rate for the relevant period published by Bank Indonesia in its annual report, except for 2017 which was based on Bank Indonesia’s Monetary Policy Review October 2017.
(3)	Percentage change in the CPI as of September 30, 2017 as compared to CPI as of September 30, 2016.
(4)	As published by Bank Indonesia in Indonesia’s balance of payments report. 2017 represents figures for the third quarter of 2017.
(5)	For the nine months ended September 30, 2017.
N/A	Not available.

Land and People

Area

Situated between Malaysia, Singapore and the Philippines to the north and Australia to the south, the Republic of Indonesia covers a total land area of approximately 1,913,579 square km, comprising approximately 17,504 islands (of which an estimated 957 are inhabited) and forming part of the world’s largest archipelago.

The main islands of Indonesia are Sumatera, Java, Bali, Kalimantan (also known as Borneo, the northern part of which belongs to Malaysia and Brunei), Sulawesi and Papua (the eastern part of which belongs to Papua New Guinea). Indonesia extends 5,120 km across the equator from Nanggroe Aceh Darussalam, or Aceh, in the west to Papua in the east. Jakarta, Indonesia’s capital and largest city, is located on the northern coast of the western part of Java.

In recent years, the Government has implemented various measures to address haze and other adverse effects caused by forest and field fires related to land clearance for agriculture in the islands of Sumatera and Kalimantan.

Volcanic and Other Natural Disasters

Indonesia is located in one of the most volcanically and seismically active regions in the world. Because it is located in the convergence zone of three major lithospheric plates, it is subject to significant seismic activity that can lead to destructive volcanic eruptions, earthquakes and tsunamis, or tidal waves, including the 2004 earthquake and subsequent Indian Ocean tsunami that devastated the Province of Aceh. In addition to these geological events, Indonesia has also been struck by other natural disasters such as heavy rains and flooding. All of these natural disasters have resulted in loss of life, the displacement of people and destruction of property, and could have significant economic and developmental effects. Recently, in December 2016, an earthquake hit the Province of Aceh resulting in approximately 100 deaths, hundreds of injuries and damage to houses and other property. Total government expenditures related to post-natural disaster relief efforts in 2016 were Rp2.9 trillion in 2016.

Population

Indonesia had a population of approximately 259 million in 2016 and is the fourth most populous country in the world, after China, India and the United States. The population is primarily concentrated in Java (estimated at approximately 148 million in 2016). In 2016, Jakarta, the capital, was estimated to have a population of approximately 10 million.

Indonesia’s population is young and growing. In 2016, the Government estimated that approximately 26.8% of the population was under 15 years of age and approximately 43.6% was under 25 years of age. The population growth rate during the period of 2010 to 2016 was 1.4% per annum.

According to the 2010 census, approximately 87.2% of the Indonesian population is Muslim and 9.9% is Christian, with the remaining population consisting of Hindus, Buddhists and followers of other religions. Indonesia’s population is primarily of Malay descent, but consists of more than 300 ethnic groups, including the Acehnese, Batak and Minangkabau in Sumatera; the Javanese and Sundanese in Java; the Madurese in Madura; the Balinese in Bali; the Sasak in Lombok; the Minahasan, Makassarese, Toraja and Bugis in Sulawesi; the Dayak in Kalimantan; and the Dani and Asmat in Papua. The country’s population also includes people of Chinese, Arab, Eurasian, Indian and Pakistani backgrounds.

The national language is Bahasa Indonesia, which is based on the Malay language. English is widely used and taught in most secondary schools. In total, approximately 500 languages and dialects are spoken throughout Indonesia.

Government and Political Developments

Political History and Development of Political Parties

From 1605 until its independence in 1945, Indonesia was under almost continuous Dutch colonial rule and was known as the Netherlands East Indies. The period of Dutch administration was interrupted by a short period of British colonial rule in the 19th century and ended by the Japanese occupation, which lasted from 1942 to 1945.

Indonesia proclaimed its independence on August 17, 1945 and adopted its Constitution in that year. The Constitution has been amended several times and remains in place today (despite being replaced from 1949 until its re-adoption in 1959). In 1966, executive power was transferred from President Soekarno to General Soeharto. General Soeharto served as Indonesia’s President until 1998, when he resigned in the aftermath of social unrest that followed the 1997 Asian financial crisis, which coincided with the country’s worst drought in 50 years, falling prices for export commodities, severe depreciation in the value of the Rupiah and rapid inflation.

The post-Soeharto era, which is known in Indonesia as the Reformasi, led to changes in various governmental institutions and structural reforms of the judiciary, legislature, and executive office. Between 1999 and 2002, the Constitution was amended to strengthen constitutional checks and balances and the separation of powers and provide for a more direct democracy. Prior to these amendments, and throughout the period of President Soeharto’s administration, the Government had been highly centralized. Power during the Soeharto period was concentrated in the Presidency and the military exerted significant influence over the Government, including by holding a specified number of allocated seats in the legislature. The major goals of the amendments and other political reforms since the end of the Soeharto regime have been to (i) increase the level of direct democracy; (ii) reduce the influence of the military in the Government; (iii) disperse power to regional and local government authorities; and (iv) improve the transparency and integrity of the judicial system.

Indonesia’s most recent presidential election was held in July 2014. In this election, President Joko Widodo and Vice President Muhammad Jusuf Kalla were elected to serve until 2019. Although presidential candidates are nominated individually (along with their respective vice-presidential candidates), relationships with and support from political parties have a considerable effect on election results. Accordingly, the legislative election results are an important indicator of the outcome of the presidential elections.

A total of 15 parties (including three local parties in Aceh) took part in the 2014 legislative election. In addition to presidential and legislative elections, each of Indonesia’s 34 provinces conducts their own gubernatorial elections, with governors serving five-year terms.

General elections are expected to be held in Indonesia in April 2019 for President, the People’s Consultative Assembly, provincial legislatures and local legislatures. While Indonesia has successfully conducted elections in the past, the country continues to face various socio-political issues and has, from time to time, experienced political instability and social and civil unrest. Since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Megawati, former President Yudhoyono and current President Joko Widodo, as well as in response to specific issues, including reductions in fuel or electricity subsidies, privatization of state assets, anticorruption measures, decentralization and provincial autonomy, actions of former Government officials and their family members, and the American-led military campaigns in the Middle-East. More recently, gubernatorial elections in Jakarta in February and April 2017 led to protests with religious undertones. Former education and culture minister Anies Baswedan won the election for Jakarta governor in April 2017, defeating then-incumbent governor Basuki Tjahaja Purnama who was later convicted of blasphemy charges. Although these demonstrations were generally peaceful, some have turned violent. As events surrounding the recent Jakarta gubernatorial election have highlighted, political campaigns in Indonesia may bring a degree of political and social uncertainty to Indonesia that could lead to further civil disturbances.

Central Government

The Government is based on the Constitution, under which the Republic is structured as a unitary republic. The Constitution enshrines a set of fundamental principles known as Pancasila (the five principles), encompassing belief in one supreme God, humanity, the unity of Indonesia, democracy led by the wisdom of deliberations among representatives and social justice for all.

The Constitution vests the sovereignty in the country’s people and establishes the office of the President, the People’s Consultative Assembly (Majelis Permusyawaratan Rakyat or MPR) (which consists of the People’s Representative Council (Dewan Perwakilan Rakyat or DPR) and the Regional Representatives’ Council (Dewan Perwakilan Daerah or DPD)), the Supreme Audit Agency (Badan Pemeriksa Keuangan or BPK), the Supreme Court (Mahkamah Agung), the Constitutional Court (Mahkamah Konstitusi) and the Judicial Commission (Komisi Yudisial).

The MPR has the authority to amend the Constitution and inaugurate and dismiss the President. The MPR has a bicameral structure, consisting of the DPR, which is the principal legislative body, and the DPD. The DPR has 560 members. The DPD currently has 132 members, consisting of four members from each province with the exception of Indonesia’s newest province, North Kalimantan, where elections will not be held until 2019.

Members of the DPR are elected by a proportional representation system. The DPD members are elected in non-partisan elections based on a plurality of votes within the relevant electorate.

Each of the DPR and the President has the power to initiate legislation. All legislation, including the Republic’s budget, must be approved by both the DPR and the President. While the DPD is able to initiate legislation regarding regional matters, this is subject to approval from both the DPR and the President.

The President has the authority and responsibility for the conduct of the administration of the Republic. This includes the authority to declare war, make peace, conclude treaties with other states and propose statutes; these presidential actions must, however, be approved by the DPR before taking effect. Constitutional amendments in 1999 restrict the President and Vice President to a maximum of two five-year terms.

The President is assisted in the administration of his responsibilities by ministers who are appointed and dismissed by the President and who are responsible only to the President.

Judicial System

The Constitution states that the Indonesian judicial system must be independent and that judicial authority is to be exercised by the courts free from the influence of non-judicial power. The Republic’s judicial power is exercised by the Supreme Court, various lower courts and the Constitutional Court. The courts below the Supreme Court are organized by subject matter jurisdiction. These courts include the general, religious, military and administrative courts. The general district courts have jurisdiction over all criminal and civil cases not within the limited jurisdiction of any of the special courts. The religious courts have jurisdiction over cases such as family law among Muslims. The military courts have jurisdiction over cases involving military personnel. The administrative courts have jurisdiction over actions involving certain Government decisions.

Furthermore, there are several special courts under the general courts and the administrative courts such as (i) commercial courts, which have jurisdiction over bankruptcy cases and intellectual property rights cases (except trade secrets); (ii) juvenile courts, which have jurisdiction over child cases; (iii) human rights courts, which have jurisdiction over gross violations of human rights cases; (iv) corruption courts, which have jurisdiction over corruption cases; (v) labor courts, which have jurisdiction over industrial relations cases; (vi) fishery courts, which have jurisdiction over criminal fishery cases; and (vii) tax courts which have jurisdiction over tax disputes. The Supreme Court also has the authority to issue opinions on legal matters to various Government authorities and officials, to order a court to adjudicate a particular matter or to set aside an unlawful decision. The Constitutional Court has exclusive jurisdiction with respect to questions of constitutional law.

Regional Governments and Regional Autonomy

Indonesia has 34 provinces, including the special region of the capital of Jakarta. Each province is headed by a governor and consists of several subdivisions. There are two types of subdivisions, namely kabupaten, or regencies, and kota, or municipalities. Political and governmental arrangements in regencies and municipalities are generally similar, but municipalities tend to be more urban. Regencies and municipalities are divided into kecamatan, or districts, which in turn are further divided into villages or kelurahan, or sub-districts.

Over the past eighteen years, the central Government has promoted and created significant regional autonomy through legislation. Under current law, government matters are divided into three areas:

(i)	matters that are solely under the authority of the central Government, such as foreign affairs, defense, security, judicial, national fiscal and monetary matters, and religion;

(ii)	matters that are concurrently implemented between the central Government, Provincial Governments and Regency/Municipality Governments. These include:

(a)	basic services such as education, health, public works, social issues, manpower and housing as well as other matters such as land policy, micro and medium enterprises, investment, culture, communication, environment, food sustainability and information;

(b)	matters that relate to potential development of a region, such as maritime and fisheries, tourism, forestry, energy and mineral resources, trade, industry and transmigration; and

(iii)	matters that are solely under the authority of the President as head of Government (such as Army, Navy and Air Force affairs, the appointment and the replacement of ambassadors and consuls, the granting of pardon and rehabilitation, amnesty and abolition, award of titles, decorations and other marks of state honor).

The provinces of Aceh, Jakarta, Yogyakarta, Papua and West Papua enjoy special autonomy from the central Government. In Papua and West Papua, a portion of the population has shown support for the Free Papua Movement (generally known by its Indonesian initials, OPM). While there have been some violent incidents involving the armed wing of the OPM, including those targeting the Indonesian police, the National Armed Forces and police have taken measures to maintain security and order in these provinces, and the Government has continued its policy of promoting social welfare in Papua and West Papua. The Government is addressing the concerns of certain groups seeking greater independence by expanding the powers of the local governments, investing in infrastructure, improving judicial access, instituting affirmative action programs, working to resolve differences among local ethnic groups, increasing welfare programs and infrastructure development and fostering business growth and investment in areas populated by these groups.

Terrorism

Several terrorism-linked bombing incidents have taken place in Indonesia over the years, including incidents linked to ISIS and Jemaah Islamiah, a Southeast Asian terrorist network linked to other terrorist organizations outside the region. In response to these incidents, security forces and the judiciary took action to bring the perpetrators to justice and have targeted terrorist networks. Since the emergence of ISIS, several terror attacks have been committed by ISIS or ISIS affiliated groups in Indonesia. On January 14, 2016, multiple explosions and gunfire took place near the Sarinah shopping mall in central Jakarta that killed eight people and injured 23 people (commonly known as the Sarinah bombing). On July 18, 2016, Indonesian National Armed Forces and police troops killed Santoso, the leader of a pro-ISIS group, who had been a fugitive for years.

The most recent terror incident occurred on May 24, 2017, and is commonly known as the Kampung Melayu bombing, in which two suicide bombers set off explosives near the Kampung Melayu bus station, one of Jakarta’s busiest transit hubs, killing three police officers, the two suicide bombers, and wounding at least ten other people. In June 2017, the anti-terror squad of Indonesia’s national police arrested 36 men suspected of being involved in the Kampung Melayu bombing and who are members of the Jamaah Anshar Daulah/Jamaah Ansharut terror group, a splinter cell of Jemaah Islamiah.

Indonesia’s counter-terrorism efforts include laws in respect of counter-terrorism and money laundering, training efforts for polices and security officers (including sending officers to Canada and the United States for training). Indonesia also participates in regional counter-terrorism efforts through the Association of South East Asian Nations, or ASEAN, and global efforts through the United Nations. The Government also adopted de-radicalization/counter narrative measures as well as bolstered police anti-terror units with additional personnel, equipment and training. Over the past three years of the Widodo administration, several hundred terrorist suspects have been reformed through de-radicalization measures.

Economic Policy Packages in 2015 – 2017

Since the election of President Joko Widodo in 2014, the Government has introduced 16 economic stimulus policy packages to encourage domestic economic growth through the creation of a climate that is more conducive to business growth and development.

The table below sets forth a summary of certain policies and initiatives under each economic policy package as well as the status of its implementation.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation
1st Economic Policy Package

The 1st policy package, announced on September 9, 2015, seeks to accelerate budget spending, increase household purchasing power, strengthen competitiveness of domestic products and stimulate domestic growth. The package includes strategies to strengthen export financing through the National Interest Account project (provision of low-interest export financing) and increase interest subsidies for loans to small to medium enterprises, or SMEs.

Various regulations have been issued to implement the goals of the 1st policy package, including regulations that simplify the process of obtaining business licenses, accelerate certain national strategic projects, increase housing for low-income households, increase the allocation of rice for low-income households and implement tax cuts to strengthen downstream products to produce value-added products, as well as implementation of policies to stimulate the development of the SME sector.

Implementation of the 1st policy package is ongoing and other initiatives are being considered.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

2nd Economic Policy Package

The 2nd policy package, announced on September 29, 2015, includes initiatives to simplify the process to obtain industrial investment permits, grant tax incentives by eliminating value added tax, or VAT, for selected transportation sector industries, strengthen integrated logistics facilities and maintain the stability of the Rupiah. This package also simplifies the requirements to obtain tax holidays and the approval process for tax allowances.

A number of policies and regulations have been implemented under the 2nd policy package. One policy aims to attract investment by fast-tracking services for issuing investment licenses at industrial estates within 3 hours. As of February 2017, the service has been utilized by 284 companies with a total investment value of Rp219 trillion.

Another initiative in the package is the establishment of Bonded Logistics Centers, or BLCs. BLCs are multipurpose logistics warehouses that enjoy exemptions from import duty and tax.

The Government has also put into place certain stimulus programs to increase corporate investment and the competitiveness of domestic products. This fiscal stimulus is implemented in the form of tax holidays and tax allowances.

Implementation of the 2nd policy package is ongoing and other initiatives are being considered.
3rd Economic Policy Package

The 3rd policy package, announced on October 7, 2015, includes policies to reduce fuel, gas and industrial electricity subsidies, ease land permit approvals for investment activities, and expand the availability of commercial loans for SMEs to include salaried employees as eligible recipients.

The Government has taken certain immediate measures to implement the 3rd policy package. Prices for jet fuel, diesel fuel and certain other fuels have been lowered with effect from October 1, 2015. In addition, electricity billing rates have been lowered.

To improve access to bank lending under the people’s business credit program (a program aimed at supporting SMEs in Indonesia referred to by its Indonesian initials KUR), the Government has lowered the rate of interest on KUR from about 22% to 12%.

The Government has also revised regulations to streamline land permit approvals for investment activities.

Implementation of the 3rd policy package is ongoing and other initiatives are being considered.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation
4th Economic Policy Package

The 4th policy package, announced on October 15, 2015, includes policies to promote a fair, simplified and projectable provincial wage system, subsidize small business loans and expand credit available for small businesses in sectors such as farming, fishery, manufacturing, creative businesses and overseas Indonesian workers. The package also includes incentives to encourage businesses to not reduce staff numbers.

One key policy in the package is the Government Regulation on Wage Systems that introduces a minimum wage calculation to benefit workers. Various other regulations have been implemented to support workers’ wages. 14 provinces set a minimum wage in 2016.

In addition, the Government has implemented an amendment to the KUR program that broadens the scope of eligible borrowers and business sectors to further support business growth at the grassroots level.

Implementation of the 4th policy package is ongoing and other initiatives are being considered.
5th Economic Policy Package

The 5th policy package, announced on October 22, 2015, introduces tax incentives for asset revaluations in order to encourage companies and state-owned-enterprises, or SOEs, to revalue their asset base. It also proposes eliminating the double-taxation system for real estate investment trusts, or REITs, to encourage more domestic REIT issuances.

The Government has adopted policies that address asset revaluations and rescind double-taxation on investment funds for real estate, property and infrastructure. In addition, the Government has implemented policies that simplify the licensing of Sharia banking products and support the expansion of Sharia banks in Indonesia.

Implementation of the 5th policy package is ongoing and other initiatives are being considered.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

6th Economic Policy Package

The 6th policy package, announced on November 5, 2015, introduces tax incentive schemes to encourage development of special economic zones, or SEZs, adjusts water-based resource processing permits to protect natural resources and shortens the import processes for pharmaceutical products through the use of an online system.

The Government has implemented three policies aimed at deregulation. The first policy aims to increase the number of SEZs by providing incentives for investors such as tax breaks, while benefitting workers. As of July 2017, there were 12 SEZs. By 2025, the Government aims to have 25 SEZs established.

The Government adopted Government Regulation concerning Commercial Exploitation of Water Resources and the Government Regulation concerning the System for Provision of Drinking Water. Under these two Government Regulations, the Government shall continue to honor contracts for cooperation in water resources management until the expiration of these contracts. The Government will strengthen control over the operation of such cooperation by strengthening the licensing regime for water use.

The Government has streamlined import processing for raw materials for pharmaceuticals and food products, reducing processing times to 5.7 hours. In addition, with the introduction of an online services system, 100% paperless processing was achieved ahead of target.

Implementation of the 6th policy package is ongoing and other initiatives are being considered.
7th Economic Policy Package

The 7th policy package, announced on December 4, 2015, seeks to support the industrial sector through an income tax waiver for workers in labor-intensive sectors and free leasehold certificates for SMEs operating in 34 state-owned areas.

The Government has expanded the scope of incentives and facilities for doing business, not only for labor-intensive industries, but also by improving services for citizens in processing land titles. The Government implemented policies that streamline land title issuances. These include increasing the number of land surveyors, decreasing the number of days required for land registration to 14 days and introducing an electronic land-registration system.

The Government has also adopted two policies providing income tax relief for employees working in labor-intensive industries for a period of two years. In addition, certain footwear and garment manufacturers now benefit from additional tax incentives.

Implementation of the 7th policy package is ongoing and other initiatives are being considered.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

8th Economic Policy Package

The 8th policy package, announced on December 21, 2015, introduces policies to exempt airplane spare parts from import duty in order to improve Indonesian airlines’ competitiveness, introduces incentives to accelerate oil refinery development across Indonesia, and, through the “one map policy,” intends to harmonize all maps in Indonesia under one reference map for use in Government development projects.

Pursuant to the Presidential Regulation concerning Accelerated Implementation of the One Map Policy, ministries and government institutions are preparing thematic maps on a 1: 50,000 scale under their individual action plans. The process is scheduled for completion by year-end 2019.

The Government also implemented a Presidential Regulation that supports the accelerated construction and expansion of domestic oil refineries. The Government is also providing fiscal and non-fiscal incentives for construction, expansion and refurbishment of new and existing oil refineries.

Moreover, the Government has introduced certain incentives for aircraft maintenance companies, including a 0% import duty on 21 tariff items related to spare parts and components for aircraft repairs or maintenance.

Implementation of the 8th policy package is ongoing and other initiatives are being considered.

9th Economic Policy Package

The 9th policy package, announced on January 27, 2016, introduces policies to improve national logistic performance through a single-billing system for port services conducted by SOEs, introduces an “Integrated National Single Window” to simplify the submission of trade documents to a single point of collection, requires the use of Rupiah for payments related to transportation activities, and eliminates the price difference between private commercial and state postal services.

Certain regulations governing postal rates have been brought into alignment to promote efficiency in postal services. The revised regulations eliminate the requirement that rates for commercial postal services must be higher than the Government-set rates for the universal postal service.

In addition, payments for port services provided by state-owned port operators are to be combined through an electronic single billing system. This measure is intended to strengthen the implementation of Regulation of the Minister of SOEs Number 2 of 2013 concerning Guidelines for Formulation of Information Technology Management for SOEs.

Indonesia is implementing the Indonesia National Single Window, or INSW, which manages the smooth processing of export and import documents. The INSW Portal has been introduced at 21 ports of entry and covers approximately 34,000 importers and approximately 26,000 exporters as of September 2015.

Implementation of the 9th policy package is ongoing and other initiatives are being considered.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

10th Economic Policy Package

The 10th policy package, announced on February 11, 2016, includes policies to increase foreign investment through the relaxation of the Negative Investment List by reducing or eliminating ownership restrictions in several sectors including pharmaceuticals, cold storage, the film industry, and telecommunications.

The Government has removed 35 business categories from the Negative Investment List, including tourism, pharmaceuticals, cold storage, the film industry, and telecommunications. At the same time, the Negative Investment List has been expanded by certain business categories for the protection and development of SMEs.

The Government has also implemented measures that relax investment restrictions and ease investment licensing and increasing the threshold foreign share ownership across a broad range of business categories.

Implementation of the 10th policy package is ongoing and other initiatives are being considered.

11th Economic Policy Package

The 11th policy package, announced on March 29, 2016, seeks to reduce dwelling time in the transport sector, or the time between when cargo arrives at and leaves Indonesian ports, improve loan schemes for export-oriented SMEs, and introduces tax incentives for REITs and a pharmaceutical industry roadmap.

The Government is implementing regulations concerning (i) a reduction of income tax on income from certain real estate transfers to as low as 0.5% from the usual 5% rate, available for companies issuing REITs, (ii) creating investment incentives and facilities in the regions, and (iii) supporting regions interested in the operations of REITs in their regions.

To reduce dwelling time, the Government is requiring all line ministries/government agencies to develop a single licensing submission facility on the INSW portal for processing of licensing, and is implementing a single risk management model within the INSW. The rollout of the single-risk management model across all line ministries and government agencies is expected to reduce dwelling time to less than 3 days by the end of 2017.

Presidential Instructions have been issued to various ministries to accelerate progress towards self-reliance and competitiveness of the domestic pharmaceuticals and medical equipment industries.

The Government has also implemented the Export Oriented People Business Credit, or KURBE, in order to provide integrated export financing support to SMEs. As of January 2017, 22 SMEs from Jawa Tengah, Yogyakarta, Bali, and Nusa Tenggara Barat have benefitted from KURBE.

Implementation of the 11th policy package is ongoing and other initiatives are being considered.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

12th Economic Policy Package

The 12th policy package, announced on April 28, 2016, focuses on enhancing the ease of doing business in Indonesia by reducing fees and waiting times for business applications, building construction permits, property registration, electricity installation, and access to banks.

The Government has introduced measures that reduce the number of applications, forms and procedures to establish a business as well as reduce associated costs and minimum capital requirements.

Various other improvements have been implemented, including simplification of obtaining construction permits, improving adjudication of small claims and simplification of tax-paying procedures.

Implementation of the 12th policy package is ongoing and other initiatives are being considered.

13th Economic Policy Package

The 13th policy package, announced on August 28, 2016, includes social housing initiatives as well as additional measures designed to make conducting business easier. The package also includes policies to improve site and environmental planning.

The Government has accelerated the implementation of the “National One Million Housing Program” (a five-year government program to build one million homes for people with low incomes). The focus is on streamlining the number of licenses and time to process licenses to construct houses for low-income-earner households from 33 licenses and stages to 11 licenses and stages. By reducing the number of licenses and stages, the time it will take to construct these houses has been reduced to 44 days compared to 770 - 980 days prior to implementation of the 13th economic policy package.

Implementation of the 13th policy package is ongoing and other initiatives are being considered.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

14th Economic Policy Package

The 14th policy package, announced on November 10, 2016, focuses on accelerating e-commerce businesses by creating an “Electronic-Based National Trading System,” which will be regulated under a presidential regulation that will include policies related to funding support, tax relaxation, consumer protection, human resources capacity improvement, logistics support, communication infrastructure, cyber-security, and the formation of an operation management committee to develop an E-Commerce Roadmap.

The Government has issued Presidential Regulation No. 74 of 2017 on E-Commerce Road Map for the Year of 2017-2019, or E-Commerce Road Map. This E-Commerce Road Map provides direction and strategic guidance to various Government agencies to support and accelerate development of e-commerce in Indonesia. The guidelines instruct the central, local and regional governments to develop sectoral policies and programs.

The E-Commerce Road Map consists of eight key areas: (i) funding, (ii) taxation, (iii) customer protection, (iv) education and human resources, (v) telecommunication infrastructure, (vi) logistics, (vii) cyber-security, and (viii) establishment of a coordinating function (in the form of steering and management committee). These key areas are further divided into 26 programs, which must be carried out by the respective Governmental stakeholders in the 2017-2019 period. Implementation of the E-Commerce Road Map is ongoing.

Implementation of the 14th policy package is ongoing.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

15th Economic Policy Package

The 15th policy package, announced on June 15, 2017, focuses on improving the national logistics system to accelerate the business development and competitiveness of national logistics service providers. The goals of the policy package are to strengthen the INSW, increase the competitiveness of logistics service providers and create market opportunities for shipping companies, marine insurance and ship maintenance businesses. This package aims to (i) reduce the import duty of 115 types of ship spare parts to 0%, (ii) increase opportunities for national shipping companies that service approximately U.S.$600 million in exports and imports per year, (iii) produce 70 - 100 new ships with a total value of U.S.$700 million, (iv) open new job opportunities for 2,000 sailors, and (v) develop regional logistics systems to support the flow of goods, control inflation, and reduce the damage of post-harvest products up to 30%.

Various regulations have been issued to, among others:

•     increase the role and scale of national transport and insurance companies, import and export companies as well as domestic shipyard and ship maintenance businesses;

•     enhance the ease of doing business and reduce the costs for national logistics service providers by (i) reducing transportation services operational fees, (ii) removing licensing requirements for transportation of goods, (iii) reducing port business investment costs, (iv) standardizing documents for the domestic flow of goods, (v) developing regional distribution centers, (vi) easing procurement of certain ships, and (vii) introducing a cargo security fee-recovery mechanism;

•     strengthen the organization and authority of the INSW, including through (i) the grant of independent authority to the INSW agency to develop an electronic system for import-export, customs and port services and supervision for the entire territory of Indonesia, (ii) supervision of import-export activities which have the potential of facilitating illegal trading, (iii) development of a risk management system for the flow of goods and reducing dwelling times, and (iv) development of the INSW agency as a competent authority in the integration of the ASEAN Single Window and protecting and implementing of free trade agreements.

The Government has established an import-export commerce team to support the flow of goods. This team aims to reduce the number of barriers and restrictions to the average non-tariff barriers of ASEAN countries of 17%.

Implementation of the 15th policy package is ongoing.

Economic Policy Package	Policies / Initiatives (including accomplishments to date)	Status of Implementation

16th Economic Policy Package

The 16th policy package, announced on August 31, 2017, aims at speeding up the issuance of business permits while providing greater certainty on the cost and time involved and improving coordination between ministries and provincial administrations through the reform of all licensing related regulations issued by ministries or head of state agencies, governors and regents or mayors.

The policy package also includes the issuance of Presidential Regulation Number 91 of 2017 on expediting business operations, establishment of a work unit to guide and settle licensing delays in business operations, application of a licensing checklist in special economic zones, free trade zones, industrial and tourism zones and application of licensing through shared use.

Implementation of the 16th policy package is ongoing.

Foreign Relations and International and Regional Organizations

Indonesia maintains close diplomatic relationships with neighboring countries and its major economic partners.

The Republic is one of the five founding members of ASEAN, an organization that was established in 1967 to ensure regional stability and is now committed to reducing development gaps among its member states (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam), which have entered into various agreements on mutual assistance and cooperation in several areas.

The Republic’s other principal memberships in international and regional organizations include:

•	United Nations;

•	the IMF;

•	the World Bank and certain World Bank-related organizations;

•	the Asian Development Bank or ADB;

•	ASEAN+3 (ASEAN nations and China, Japan and South Korea);

•	The Group of Twenty, or G20, in which it is the only ASEAN member state that concurrently enjoys membership;

•	the Islamic Development Bank;

•	World Trade Organization;

•	the Asia Pacific Economic Cooperation, or APEC, where it was one of the 12 founding economies and continues to play an important role;

•	the Asian Infrastructure Investment Bank, an initiative by the government of China that aims to support the building of infrastructure in the Asia-Pacific region; and

•	the Indian Ocean Rim Association.

Indonesia also seeks to lead other developing countries through its membership in the following organizations of developing countries: the Non-Aligned Movement, the Organization of the Islamic Conference, the Group of 77 and China, the Developing 8, the Group of 15, and as observer at the G-24 Forum.

The Republic has been a member of the Organization of Petroleum Exporting Countries, or OPEC, since 1962. In view of the shift in its status from a net exporter to a net importer of oil, the Republic suspended its membership in OPEC effective January 2009. The Republic reactivated its OPEC membership effective January 2016, but due to policy considerations and its continuing status as a net importer of oil, the Republic decided to suspend its OPEC membership during the November 30, 2016 OPEC meeting. On May 24, 2017, Indonesia sent OPEC a letter requesting reactivation of its membership on the condition that Indonesian crude oil production would not have to be cut.

Indonesia became a member of the Indian Ocean Rim Association, or IORA (an association that connects countries along the Indian Ocean region) in 1997. Since joining IORA, Indonesia has been an active member and has directly engaged in a number of initiatives and Indonesia continues to promote economic and maritime diplomacy in the Indian Ocean region. Recently, Indonesia hosted the leader’s summit of IORA in Jakarta in March 2017, which concluded with the enactment of the IORA Concord (also referred to as the Jakarta Concord), which aims to lay the foundation and set the course for cooperation within IORA in the coming years to overcome the increasingly complex problems in the Indian Ocean region.

The following table shows Indonesia’s capital participation in major international financial organizations as of September 30, 2017.

			As of September 30, 2017 contributed capital
Name of organization	Date of admission		Subscribed		Paid in
	(in millions of U.S. dollars)
Asian Development Bank	1966		7,696.0	(1)	408.6	(1)
IMF	1996	(2)	6,569.6	(1)	6,569.6	(1)
World Bank Group
International Bank for Reconstruction and Development	1966	(2)	2,303.1		167.2
International Development Association	1968		33.7		20.7
International Finance Corporation	1968	(3)	31.6		31.6
Multilateral Investment and Guarantee Agency	1986		18.5		3.8
Islamic Development Bank(4)	1975		1,608.0		181.6
International Islamic Trade Finance Corporation	1992		2.1		2.1
The Islamic Corporation for the Insurance of Investment and Export Credit	1992		0.7		0.2
Islamic Corporation For The Development Of The Private Sector	1992		21.8		7.8
International Fund for Agricultural Development	1977		65.0		65.0
Common Fund for Commodities	1980		1.3		1.3
Credit Guarantee and Investment Facility	2012		12.6		12.6
ASEAN Infrastructure Investment Bank	2015		672.1		268.8
ASEAN Infrastructure Fund(5)	2012		120.0		120.0
International Rubber Consortium Limited	2002		4.0		4.0

Source:    Bank Indonesia and Ministry of Finance

(1)	Denominated in SDR of the IMF. Converted to U.S. dollars using the exchange rate on September 29, 2017 of U.S.$1.413 to SDR 1.
(2)	Indonesia rejoined the IMF and The International Bank for Reconstruction and Development in 1966, it originally became a member of these organizations in 1954 and resigned its memberships in 1965.
(3)	Indonesia rejoined the International Finance Corporation in 1968, it originally became a member in 1956 and resigned its membership in 1961.
(4)	Denominated in ID (ID 1 = SDR 1). See footnote (1) above.
(5)	As of January 2015.

Foreign Relations

Indonesia embraces a foreign policy that is free and active while remaining committed to playing an important role in the maintenance of peace and security in the world. This policy is ingrained in Indonesia’s Constitution and is further testament that the aspirations of the international community as enshrined in the Charter of the United Nations is aligned to that of Indonesia. In this respect, Indonesia assumes leadership roles in advancing the interests of not just certain blocs of like-minded countries, as is likely the norm in international relations but rather continuously and persistently assumes the bridge-building negotiating role in constructing platforms that accommodate the interests of all countries for the common benefit of all.

Indonesia continues its active participation in the forums deemed crucial to how life would turn out for the billions in the world for decades to come. In this context, Indonesia has shown active participation in the Third International Conference on Financing for Development held in Addis Ababa, Ethiopia, from July 13 to 16, 2015, the United Nations Sustainable Development Summit held in New York, United States of America, from September 25 to 27, 2015, the G20 Summit held in Antalya, Turkey, from November 15 to 16, 2015, the 21st session of the Conference of the Parties of the United Nations Framework Convention on Climate Change held in Paris, France, from November 30, 2015 to December 11, 2015, the G20 Summit held in Hangzhou, China from September 3 to 5, 2016, the APEC Summit held in Lima, Peru from November 19 to 20, 2016, the G20 Summit held in Hamburg, Germany from July 7 to 8, 2017 and the APEC Summit held in Da Nang, Vietnam from November 11 to 12, 2017.

In recognition of Indonesia’s active role in reducing hunger and malnutrition in the country as mandated by the Millennium Development Goals, or MDGs, the Government received an award from the United Nations Food and Agriculture Organization which was presented during a special event on June 7, 2015 with the theme Completing the MDGs Round: Recognizing Achievements in the Fight Against Hunger.

In recent times, Indonesia has enjoyed increasingly close and strong relations with Australia. In August 2014, the two countries signed a reaffirmation of the 2006 “Lombok Treaty,” which provided a framework for security cooperation. The 2014 agreement further emphasized the importance of intelligence and security cooperation based on the principles of mutual trust and respect between the two countries. Following the signing of the agreement, information sharing and the exchange of intelligence cooperation, joint coordinated patrol and military exercises and cooperation against human trafficking have been restored.

Indonesia and China encourage the implementation of the ASEAN-China Maritime Cooperation Year 2015 as stipulated in the 17th ASEAN-China Summit in Nay Pyi Taw.

Maritime Boundaries Delimitation and the South China Sea

The Government has a nine priority agenda, known as the Nawa Cita (nine objectives), to implement the vision of “realization of sovereign, independent, and characteristically Indonesia, based on mutual cooperation.” In line with the Nawa Cita, the Government has conducted border diplomacy with its ten neighboring countries, namely, India, Thailand, Malaysia, Singapore, Vietnam, the Philippines, Palau, Papua New Guinea, Timor Leste, and Australia.

Indonesia has agreed on the following maritime boundaries:

•	Several Territorial Sea boundaries with Malaysia (northern part of the Malacca Strait) and Singapore (central, western and eastern part of the Singapore Strait), and completion of all Territorial Sea boundaries with Papua New Guinea;

•	Exclusive Economic Zone with the Philippines, Australia, and Papua New Guinea; and

•	Continental Shelf with India, Thailand, Malaysia (Malacca Strait and South China Sea), Vietnam, Australia and Papua New Guinea.

Negotiations on the following maritime boundaries are ongoing:

•	Remaining segments of Territorial Sea boundaries with Malaysia, Singapore and Timor-Leste;

•	Exclusive Economic Zone with India, Thailand, Malaysia, Vietnam, Palau and Timor-Leste; and

•	Continental Shelf with Malaysia, the Philippines, Palau, and Timor Leste.

Indonesia aims to resolve these maritime boundaries through peaceful and diplomatic channels in accordance with international law.

Indonesia is working to ensure its national interest and to ensure that stability and security are maintained in the South China Sea. These aims are advanced both on a bilateral basis with China as well as through initiatives advanced through ASEAN. In line with this, in November 2017, China and the ten member states of the ASEAN, including Indonesia, announced an agreement to begin discussions on a Code of Conduct, or COC, to implement the 2002 ASEAN-China Declaration on the Conduct of Parties in the South China Sea (frequently referred to as the DOC) based on a negotiating framework agreed in August 2017. Most recently, the Ministry of Foreign Affairs hosted a workshop on the South China Sea in November 15-17, 2017 attended by representatives from Brunei Darussalam, China, the Philippines, Indonesia, Laos, Malaysia, Myanmar, Singapore, Vietnam and Taiwan to explore opportunities for cooperation between stakeholders and encourage dialogue on cooperation projects and maritime borders. Indonesia is also scheduled to host the 7th ASEAN Maritime Forum and the 5th Expanded ASEAN Maritime Forum in December 2017. Matters to be discussed in these forums include the importance of strengthening linkages in maritime cooperation to further promote mutual trust and confidence to ensure security, peace and stability in the region, including matters relating to safety and freedom of navigation and overflight.

While Indonesia does not have overlapping territorial claims in the South China Sea with China, it continues to establish communication and consultation with China to push for dispute resolution and the avoidance of conflict in this area. In May of 2017, the foreign ministers of Indonesia and China signed a Plan of Action for the Implementation of the Comprehensive Strategic Partnership for 2017-2012, which included China’s commitment to the full implementation of the DOC and to expedite the adoption of a COC. Indonesia has also encouraged cooperation between the Indonesian Maritime Security Board and the Chinese Coast Guard to enhance mutual trust and prevent potential conflict.

Indonesia continues to pursue the economic development of its exclusive economic zone off the coast of the Natuna Islands in the North Natuna Sea (which is also referred to as a part of the South China Sea). According to press reports, Indonesia has taken action against foreign-flagged fishing vessels in this zone, which have included Chinese vessels, which China has said is a traditional Chinese fishing ground.

Economy and Gross Domestic Product

Introduction

Indonesia has a balanced and diversified economy. The main challenges currently facing Indonesia’s economy include uncertainty in relation to the global economic recovery and commodity prices, which are crucial factors in determining the Republic’s export performance.

Domestically, factors that affect the economy are demographic growth and job creation, the country’s progress in implementing its infrastructure programs, maintaining relatively stable and low inflation and balancing domestic budgetary pressures against the burden of serving external debt.

Principal Sectors of the Economy

Indonesia’s principal economic sectors are manufacturing industry (including coal, oil and gas); agriculture, forestry and fishery; wholesale and retail trade, repair of motor vehicles and motorcycles; construction; and mining and quarrying.

The tables below show the composition of Indonesia’s GDP by sector at current prices and constant market prices, respectively, for the periods indicated.

Gross Domestic Product by Industry

(at current prices)

	Year Ended December 31,										For the Nine Months Ended September 30,
	2012	%	2013	%	2014	%	2015	%	2016	%	2017P	%
	(in billions of Rupiah and percentage of GDP)
Manufacturing Industry
Coal Industry and Oil and Gas Refining	298,403	3.5	314,216	3.3	337,201	3.2	320,330	2.8	286,061	2.3	231,607	2.3
Non-Coal, Oil and Gas Manufacturing Industries	1,549,748	18.0	1,693,211	17.7	1,890,383	17.9	2,098,047	18.2	2,258,515	18.2	1,809,195	17.9

Total Manufacturing Industry	1,848,151	21.5	2,007,427	21.0	2,227,584	21.1	2,418,376	21.0	2,544,576	20.5	2,040,802	20.2
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	1,138,484	13.2	1,261,146	13.2	1,419,239	13.4	1,535,288	13.3	1,635,960	13.2	1,319,897	13.1
Agriculture, Forestry, and Fishery
Agriculture, Livestock, Hunting, & Agriculture Services	902,126	10.5	994,778	10.4	1,089,550	10.3	1,183,971	10.3	1,266,361	10.2	1,070,480	10.6
Forestry and Logging	65,882	0.8	69,599	0.7	74,618	0.7	82,860	0.7	85,545	0.7	65,643	0.7
Fishery	184,254	2.1	210,671	2.2	245,488	2.3	288,917	2.5	317,092	2.6	259,488	2.6

Total Agriculture, Forestry, and Fishery	1,152,262	13.4	1,275,048	13.4	1,409,656	13.3	1,555,747	13.5	1,668,998	13.5	1,395,611	13.8
Mining and Quarrying
Oil, Gas and Geothermal Mining	492,894	5.7	520,088	5.4	509,783	4.8	384,516	3.3	369,354	3.0	288,365	2.9
Coal and Lignite Mining	270,519	3.1	281,193	2.9	259,767	2.5	229,974	2.0	231,698	1.9	236,048	2.3
Metal Ore	100,845	1.2	98,468	1.0	93,615	0.9	74,264	0.6	73,301	0.6	66,072	0.7
Other Mining and Quarrying	136,050	1.6	149,996	1.6	176,258	1.7	192,940	1.7	219,595	1.8	163,262	1.6

Total Mining and Quarrying	1,000,308	11.6	1,050,746	11.0	1,039,423	9.8	881,694	7.6	893,947	7.2	753,748	7.5
Construction	805,208	9.3	905,991	9.5	1,041,950	9.9	1,177,084	10.2	1,287,659	10.4	1,029,692	10.2
Government Administration, Defense Compulsory Social Security	340,568	4.0	372,195	3.9	404,630	3.8	450,233	3.9	478,636	3.9	362,627	3.6
Information and Communication	311,362	3.6	341,009	3.6	369,457	3.5	405,992	3.5	449,141	3.6	382,012	3.8
Transportation and Warehousing	313,156	3.6	375,306	3.9	466,969	4.4	579,060	5.0	647,154	5.2	540,505	5.4
Financial and Insurance Service	320,534	3.7	370,132	3.9	408,439	3.9	465,020	4.0	520,926	4.2	427,814	4.2
Education Service	270,372	3.1	307,862	3.2	341,818	3.2	388,042	3.4	418,258	3.4	321,340	3.2
Other*	929,294	10.8	1,041,470	10.9	1,177,068	11.1	1,312,730	11.4	1,418,520	11.4	1,153,681	11.4

Gross Value Added at Basic Prices	8,429,700	97.8	9,308,332	97.5	10,306,232	97.5	11,169,265	96.9	11,963,776	96.4	9,727,728	96.4
Taxes less Subsidies on Products	186,005	2.2	237,802	2.5	263,473	2.5	362,452	3.1	443,034	3.6	367,001	3.6

Total GDP	8,615,705	100.0	9,546,134	100.0	10,569,705	100.0	11,531,717	100.0	12,406,810	100.0	10,094,728	100.0

Source:    BPS

P	Preliminary.
*	Includes the Procurement of Electricity and Gas; Procurement of Water, Management of Trash, Waste and Recycle; Accommodation and Food Beverages Supply; Real Estate; Corporate Services; Health Service and Social Activity; and Other Services sectors.

Gross Domestic Product by Industry

(at constant 2010 prices)

	Year Ended December 31,										For the Nine Months Ended September 30, 2017P
	2012	%	2013	%	2014	%	2015	%	2016P	%	2017P	%
	(in billions of Rupiah and percentage of GDP)
Manufacturing Industry
Coal Industry and Oil and Gas Refining	227,456	2.9	221,450	2.7	216,751	2.5	214,312	2.4	221,263	2.3	166,444	2.3
Non-Coal, Oil and Gas Manufacturing Industries	1,470,331	19.0	1,550,512	19.0	1,637,506	19.1	1,720,221	19.2	1,796,293	19.0	1,406,076	19.0

Total Manufacturing Industry	1,697,787	22.0	1,771,962	21.7	1,854,257	21.6	1,934,533	21.5	2,017,555	21.4	1,572,520	21.4
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	1,067,912	13.8	1,119,272	13.7	1,177,298	13.7	1,207,751	13.4	1,255,225	13.3	981,945	13.3
Agriculture, Forestry, and Fishery
Agriculture, Livestock, Hunting, & Agriculture Services	816,304	10.6	847,764	10.4	880,390	10.3	906,805	10.1	935,455	9.9	770,292	10.3
Forestry and Logging	58,872	0.8	59,229	0.7	59,574	0.7	60,757	0.7	59,709	0.6	45,421	0.6
Fishery	164,264	2.1	176,149	2.2	189,090	2.2	204,017	2.3	214,523	2.3	169,513	2.3

Total Agriculture, Forestry, and Fishery	1,039,441	13.5	1,083,142	13.3	1,129,053	13.2	1,171,579	13.0	1,209,687	12.8	985,227	13.2
Mining and Quarrying
Oil, Gas and Geothermal Mining	323,632	4.2	313,328	3.8	307,162	3.6	307,326	3.4	315,504	3.3	230,761	3.2
Coal and Lignite Mining	230,589	3.0	247,595	3.0	251,074	2.9	232,725	2.6	223,099	2.4	171,633	2.4
Metal Ore	91,615	1.2	98,609	1.2	98,258	1.1	87,703	1.0	89,303	0.9	68,644	0.9
Other Mining and Quarrying	125,726	1.6	131,523	1.6	137,996	1.6	139,573	1.6	147,580	1.6	114,718	1.5

Total Mining and Quarrying	771,562	10.0	791,054	9.7	794,490	9.3	767,327	8.5	775,486	8.2	585,755	7.9
Construction	728,226	9.4	772,720	9.5	826,616	9.7	879,164	9.8	925,063	9.8	725,086	9.8
Government Administration, Defense Compulsory Social Security	282,235	3.7	289,449	3.5	296,330	3.5	310,054	3.5	319,953	3.4	235,763	3.2
Information and Communication	316,279	4.1	349,150	4.3	384,476	4.5	421,741	4.7	459,170	4.9	373,482	5.1
Transportation and Warehousing	284,663	3.7	304,506	3.7	326,933	3.8	348,774	3.9	375,764	4.0	300,908	4.0
Financial and Insurance Service	280,896	3.6	305,515	3.7	319,826	3.7	347,309	3.9	378,235	4.0	299,797	4.1
Education Service	232,704	3.0	250,016	3.1	263,685	3.1	283,020	3.2	293,878	3.1	220,128	3.0
Other*	858,558	11.1	916,526	11.2	978,408	11.4	1,028,927	11.5	1,086,176	11.5	852,293	11.5

Gross Value Added at Basic Prices	7,560,263	97.8	7,953,312	97.5	8,351,369	97.5	8,700,179	96.9	9,096,191	96.4	7,132,903	96.6
Taxes less Subsidies on Products	166,821	2.2	203,186	2.5	213,498	2.5	282,332	3.1	336,844	3.6	268,944	3.6

Total GDP	7,727,083	100.0	8,156,498	100.0	8,564,867	100.0	8,982,511	100.0	9,433,034	100.0	7,401,847	100.0

Source:    BPS

P	Preliminary.
*	Includes the Procurement of Electricity and Gas; Procurement of Water, Management of Trash, Waste and Recycle; Accommodation and Food Beverages Supply; Real Estate; Corporate Services; Health Service and Social Activity; and Other Services sectors.

Manufacturing Industry

Indonesia’s principal manufacturing industries include food products and beverages, coal and refined petroleum products, fabricated metal products, computer, electronic and optical products and electrical equipment. Other major manufacturing industries include transport equipment and chemicals, pharmaceuticals and botanical products. Manufacturing has been the largest contributor to economic growth since the 1980s. The manufacturing industry sector consists of the sub-sectors of (i) coal industry and oil and gas refining and (ii) non-coal, oil and gas manufacturing industries.

In 2012, Indonesia’s manufacturing industries grew by 5.6%. Non-coal, oil, and gas manufacturing industries grew by 7.0% during 2012 mainly driven by the chemical, pharmacy, and traditional medicine manufacturing sub-sector, which grew by 12.8%. Coal, oil and gas manufacturing industries declined by 2.4% in 2012 due to a decrease in coal manufacturing, LNG manufacturing and petroleum refining.

In 2013, Indonesia’s manufacturing industries grew by 4.4%, compared to a rate of 5.6% in the previous year. Non-coal, oil and gas manufacturing industries grew by 5.5% during 2013 mainly driven by the transport equipment manufacturing sub-sector, which grew by 15.0%. Coal, oil and gas manufacturing industries declined by 2.6% in 2013, primarily due to a contraction in coal manufacturing, LNG manufacturing and petroleum refining.

In 2014, Indonesia’s manufacturing industries grew by 4.6%, compared to a rate of 4.4% in the previous year. Non-coal, oil and gas manufacturing industries grew by 5.6% during 2014 mainly driven by the food and beverage manufacturing sub-sector, which grew by 9.5%. Coal, oil and gas manufacturing industries declined by 2.1% in 2014, primarily due to a contraction in LNG manufacturing and petroleum refining, which was partially offset by an increase in coal manufacturing.

In 2015, Indonesia’s manufacturing industries grew by 4.3%, compared to 4.6% in the previous year. Non-coal, oil and gas manufacturing industries grew by 5.1% during 2015 mainly driven by the metal goods industry, computers, electronics, optics, and electrical equipment sub-sector, which grew by 7.8%. Coal, oil, and gas manufacturing industries declined by 1.1% in 2015, primarily due to a contraction in LNG manufacturing and petroleum refining, which was partially offset by an increase in coal manufacturing.

In 2016, Indonesia’s manufacturing industries grew by 4.3%, the same as in the previous year. Non-coal, oil and gas manufacturing industries grew by 4.4% during 2016, mainly driven by growth in the food and beverage manufacturing sub-sector, which grew by 8.5%. Coal, oil, and gas manufacturing industries grew by 3.2% during 2016 compared to the previous year, primarily due to the demand recovery in the industry, after experiencing a downturn driven by declines in commodities prices.

During the nine months ended September 30, 2017, Indonesia’s manufacturing industries grew by 4.2% compared to 4.6% in the same period in 2016. Non-coal, oil and gas manufacturing industries grew by 4.7% during the nine months ended September 30, 2017, mainly driven by growth in the chemicals, pharmaceuticals and botanical manufacturing sub-sector, which grew by 6.8%. Coal, oil, and gas manufacturing industries contracted by 0.1% during the nine months ended September 30, 2017 compared to the same period in 2016 primarily due to maintenance and renovation works carried out on refineries by operators as well as decreased investment into the oil and gas sector due to the low oil price environment, which partially offset the 3.6% growth in coal production.

Wholesale and retail trade; repair of motor vehicles and motorcycles

The wholesale and retail trade; repair of motor vehicles and motorcycles sector includes wholesale and retail trade, as well as the repair of motor vehicles, including motorcycles. In recent years, this has generally been the third largest segment of the economy, behind manufacturing and agriculture, forestry and fishery.

In 2012, the wholesale and retail trade; repair of motor vehicles and motorcycles sector grew by 5.4%. This growth was driven by the wholesale of non-cars and motorcycles sub-sector, which grew by 5.1% and the wholesale and retail trade of cars, motorcycles and repairs sub-sectors, which grew by 6.6% in 2012.

In 2013, the wholesale and retail trade; repair of motor vehicles and motorcycles sector grew by 4.8%, compared to 5.4% in 2012. Growth in this sector was driven primarily by growth in the wholesale and retail trade of cars, motorcycles, and repairs sub-sectors, which grew by 7.3%. The wholesale and retail trade of non-cars and motorcycles sub-sectors grew by 4.1% in 2013.

In 2014, the wholesale and retail trade; repair of motor vehicles and motorcycles sector grew by 5.2%, compared to 4.8% in 2013. This growth was driven by the wholesale of non-cars and motorcycles sub-sector, which grew by 5.2% and the wholesale and retail trade of cars, motorcycles, and repairs sub-sector, which grew by 5.0% in 2014.

In 2015, the wholesale and retail trade; repair of motor vehicles and motorcycles sector grew by 2.6%, compared to 5.2% growth in 2014. Growth in this sector was mainly driven by the wholesale of non-cars and motorcycles sub-sector, which grew by 3.1%. The wholesale and retail trade of cars, motorcycles, and repairs sub-sector grew by 0.3% in 2015.

In 2016, the wholesale and retail trade; repair of motor vehicles and motorcycles sector grew by 3.9%, compared to 2.6% 2015. This growth was mainly driven by the wholesale and retail trade of non-cars and motorcycles sub-sector, which grew by 4.0%. The wholesale and retail trade of cars, motorcycles, and repairs sub-sector also grew by 3.8% in 2016.

During the nine months ended September 30, 2017, the wholesale and retail trade, repair of motor vehicles and motorcycles sector grew by 4.8%. This growth was mainly driven by the wholesale and retail trade of non-cars and motorcycles sub-sector, which grew by 4.9%. The wholesale and retail trade of cars, motorcycles, and repairs sub-sector also grew by 4.1% during the nine months ended September 30, 2017 compared to the same period in 2016.

Agriculture, forestry and fishery

The agriculture, forestry and fishery sector consists of the sub-sectors of (i) agriculture, livestock, hunting & agriculture services, (ii) forestry and logging and (iii) fishery.

In 2012, the agriculture, forestry, and fishing sector grew by 4.6%. This growth was mainly driven by the fishery sub-sector, which grew by 6.3%. The agriculture, livestock, hunting & agriculture services sub-sector the forestry sub-sector, grew by 4.6% and 0.2%, respectively, in 2012.

In 2013, the agriculture, forestry and fishery sector grew by 4.2%, slower than its growth of 4.6% in 2012. This growth was mainly driven by the fishery sub-sector, which grew by 7.2% compared to 2012. The agriculture, livestock, hunting & agriculture services sub-sector and the forestry sub-sector, grew by 3.9% and 0.6%, respectively, in 2013.

In 2014, the agriculture, forestry, and fishery sector grew by 4.2%, the same rate as in 2013. This growth was mainly driven by the fishery sub-sector, which grew by 7.3% compared to 2013. The agriculture, livestock, hunting & agriculture services sub-sector and the forestry sub-sector, grew by 3.8% and 0.6%, respectively, in 2014.

In 2015, the agriculture, forestry, and fishery sector grew by 3.8%, slower than its growth of 4.2% in 2014. This growth was mainly driven by the fishery sub-sector, which grew by 7.9% compared to 2014. The agriculture, livestock, hunting & agriculture services sub-sector and the forestry sub-sector, grew by 3.0% and 2.0%, respectively, in 2015.

In 2016, the agriculture, forestry, and fishery sector grew by 3.3%, slower than its growth of 3.8% in 2015. This growth was mainly driven by the fishery sub-sector, which grew by 5.1% compared to the same period in 2016. The agriculture, livestock, hunting & agriculture services sub-sector grew by 3.2% while the forestry sub-sector contracted by 1.7% in 2016.

During nine months ended September 30, 2017, the agriculture, forestry, and fishery sector grew by 4.3% compared to 2.7% in the same period in 2016. This growth was mainly driven by the fishery sub-sector, which grew by 6.8% compared to the same period in 2016. The agriculture, livestock, hunting & agriculture services sub-sector, and the forestry sub-sector grew by 3.9% and 2.1%, respectively, during the nine months ended September 30, 2017.

The following table sets forth production statistics for Indonesia’s most important agricultural products for the periods indicated.

Production of Principal Agricultural Products by Sub-sectors

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of tons)
Food crops
Rice	69,056	71,280	70,846	75,398	79,358
Cassava	24,177	23,937	23,436	21,801	20,400
Corn	19,387	18,512	19,008	19,612	23,578
Sweet Potato	2,483	2,387	2,382	2,298	2,136
Soybeans (shelled)	843	780	955	963	675
Peanuts (shelled)	713	702	639	605	510
Mung bean	284	205	245	271	190
Estate cash crops
Dry Rubber	3,012	3,237	3,153	3,145	3,158
Coffee	691	676	644	639	639
Cocoa	741	721	728	593	657
Tea	146	145	154	133	144
Sugarcane	2,592	2,551	2,579	2,498	2,223
Tobacco	261	164	198	194	196
Palm Oil	26,016	27,782	29,278	31,070	33,229
Livestock
Meat	2,669	2,882	2,925	3,057	3,356
Eggs	1,629	1,728	1,753	1,896	2,031
Milk	960	787	801	835	913
Fish products
Captured Fish	5,829	6,115	6,484	6,678	6,399
Farmed Fish	9,676	13,301	14,359	15,634	16,675
Forestry(1)
Logs	30,908	32,456	36,975	38,813	37,552
Sawn Timber	1,100	993	1,159	1,765	1,820
Plywood	3,311	3,262	3,579	3,641	3,636

Sources:    BPS, Ministry of Agriculture, Ministry of Marine Affairs and Fishery, and Ministry of Environment and Forestry

(1)	All units are in thousands of cubic meters.

Mining and Quarrying

Indonesia is a significant player in the global mining and quarrying industry with significant production of natural gas, coal, crude oil, tin, nickel, bauxite and copper.

In 2012, the mining and quarrying sector grew by 3.0%, primarily due to growth in the coal and lignite mining and the other mining and quarrying sub-sectors, which grew by 15.7% and 6.0%, respectively. This was partially offset by a contraction in the metal ore and oil, gas and geothermal mining sub-sector, which contracted 4.0% and 3.6%, respectively.

In 2013, the mining and quarrying sector grew by 2.5% compared to 3.0% in the previous year, primarily due to growth in the metal ore, coal and lignite mining, and the other mining and quarrying sub-sectors, which grew by 7.6%, 7.4% and 4.6%, respectively. This was partially offset by a 3.2% contraction in the oil, gas and geothermal mining sub-sector.

In 2014, the mining and quarrying sector grew by 0.4%, compared to 2.5% in the previous year, primarily due to growth in the other mining and quarrying and the coal and lignite mining sub-sectors, which grew by 4.9% and 1.4%, respectively. This was partially offset by contraction in the oil, gas and geothermal mining and the metal ore sub-sectors, which contracted by 2.0% and 0.4%, respectively.

In 2015, the mining and quarrying sector contracted by 3.4% compared to an increase of 0.4% the previous year, primarily due to contraction in the metal ore and the coal and lignite mining sub-sector, which contracted by 10.7% and 7.3%, respectively. This was partially offset by growth in the other mining and quarrying and the oil, gas and geothermal mining sub-sector which were 1.1% and 0.1%, respectively.

In 2016, the mining and quarrying sector grew by 1.1% compared to a contraction by 3.4% the previous year, primarily due to growth in the other mining and quarrying, the oil, gas and geothermal mining, and the metal ore sub-sectors, which grew by 5.7%, 2.7% and 1.8%, respectively. This was partially offset by a 4.1% contraction in the coal and lignite mining sub-sector in 2016.

During the nine months ended September 30, 2017, the mining and quarrying sector grew by 1.2% compared to 0.9% in the same period in 2016, primarily due to growth in the metal ore mining, the other mining and quarrying, and the coal and lignite mining sub-sectors, which grew by 4.6%, 3.8%, and 3.6%, respectively. This was partially offset by contraction in the oil, gas and geothermal mining sub-sector, which contracted by 2.8% during the nine months ended September 30, 2017.

As products in the mining and quarrying sector are internationally traded commodities with prices set by the world markets, the performance of this sub-sector is primarily affected by international market prices. See “— Foreign Trade and Balance of Payments — Exports and Imports.”

Oil and Natural Gas

The oil and gas market in Indonesia is characterized by the presence of large, diversified companies with highly vertically integrated operations throughout oil exploration, production, refining, transportation and marketing. In 2015 and 2016, the contribution of the Indonesian oil and gas industry to Indonesia’s GDP decreased due to a decrease in international crude oil prices. Oil and gas exports are Indonesia’s largest exports, contributing approximately 8.9% of total exports in 2016, and approximately 5.2% of the Government’s domestic revenue (inclusive of income tax revenue from the oil and gas sub-sector) in 2016. Pertamina, an SOE, plays an important role in the production of oil and gas in Indonesia.

The following table sets forth crude oil production by source for the periods indicated.

Crude Oil Production by Source(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017P
	(in millions of barrels)
Pertamina	45	44	42	32	30	14
Production sharing contracts(2)	269	257	247	243	274	132

Total	314	300	289	275	304	145

Source:    Ministry of Energy and Mineral Resources

P	Preliminary.
(1)	Includes production of crude oil condensate.
(2)	Most of the production under production sharing contracts is provided to Pertamina. Production sharing contracts are a common type of joint cooperation contract used in Indonesia’s oil and gas upstream sector, under which the Government and the contractor agree to split the production measured in revenue based on agreed percentages.

The table below sets forth Indonesia’s proven crude oil reserves for the periods indicated based on estimates prepared by the Ministry of Energy and Mineral Resources’ Reserve Oil and Gas Evaluation Team, which is composed of representatives from the Oil and Gas Directorate of the Ministry of Energy and Mineral Resources, the Center of Research and Development of Oil and Gas Technology of the Ministry of Energy and Mineral Resources, as well as SKK Migas, which are based on the applicable Annual Reserve Oil and Gas Report received by SKK Migas from various oil and gas contractors. SKK Migas is a government entity responsible for supervising upstream oil and gas activities. Proven crude oil reserves include developed and undeveloped volumes that are economically recoverable at either current prices or forecasted future prices as calculated by each relevant contractor under the coordination of SKK Migas. Estimates of proven crude oil reserves are comparable to estimates prepared using international standards and includes total volume without regard to the direct economic benefit of Indonesia. Estimates are prepared pursuant to the Petroleum Resources Management System sponsored by the Society of Petroleum Engineers.

Proven Crude Oil Reserves

Year	Proven Crude Oil Reserves
(in million stock tank barrels)
2012	3,741.3
2013	3,692.5
2014	3,624.5
2015	3,602.5
2016	3,306.9

Source:    Ministry of Energy and Mineral Resources

The following table sets forth Indonesia’s crude oil exports by source for the periods indicated.

Crude Oil Exports(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017P
	(in millions of barrels)
Production sharing contracts(2)	85	96	96	123	127	77.1
Government and government-designated(3)	20	21	14	5	0	0.8

Total	105	117	110	128	127	77.9

Source:    Ministry of Energy and Mineral Resources

P	Preliminary.
(1)	Includes exports of crude oil condensate.
(2)	Most of the production under production sharing contracts is provided to Pertamina. Production sharing contracts are a common type of joint cooperation contract used in Indonesia’s oil and gas upstream sector, under which the Government and the contractor agree to split the production measured in revenue based on agreed percentages.
(3)	Exports by Pertamina and entities designated by SKK Migas are reported together.

The following table sets forth the average price of Indonesian crude oil, measured by the ICP, for the periods indicated.

Average Price of Crude Oil

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017P
	(in U.S. dollars per barrel)
ICP(1)	112.7	106.0	97.0	49.2	40.1	48.8

Sources:    Directorate General of Oil and Gas, Ministry of Energy and Mineral Resources

P	Preliminary.
(1)	For a description of the ICP, see “Certain Defined Terms and Conventions.”

The following table sets forth natural gas production by source for the periods indicated.

Natural Gas Production by Source(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017P
	(in millions of cubic feet)
Pertamina	330	295	309	323	299	147
Production sharing contracts(2)	2,281	2,304	2,267	2,195	2,222	1,026

Total	2,611	2,599	2,576	2,518	2,521	1,173

Source:    Ministry of Energy and Mineral Resources

P	Preliminary.

(1)	Includes LPG.
(2)	Most of the production under production sharing contracts is provided to Pertamina. Production sharing contracts are a common type of joint cooperation contract used in Indonesia’s oil and gas upstream sector, under which the Government and the contractor agree to split the production measured in revenue based on agreed percentages.

The table below sets forth Indonesia’s proven natural gas reserves for the periods indicated based on estimates prepared by the Ministry of Energy and Mineral Resources’ Reserve Oil and Gas Evaluation Team, which is composed of representatives from the Oil and Gas Directorate of the Ministry of Energy and Mineral Resources, the Center of Research and Development of Oil and Gas Technology of the Ministry of Energy and Mineral Resources, as well as SKK Migas, which are based on the applicable Annual Reserve Oil and Gas Report received by SKK Migas from various oil and gas contractors. Proven natural gas reserves represent marketable volumes that generate sales revenue. Estimates of proven natural gas reserves are comparable to estimates prepared using international standards and includes total volume without regard to the direct economic benefit of Indonesia. Estimates are prepared pursuant to the Petroleum Resources Management System sponsored by the Society of Petroleum Engineers.

Proven Natural Gas Reserves

Year	Proven Natural Gas Reserves
(in trillions of standard cubic feet of gas)
2012	103.3
2013	101.5
2014	100.3
2015	98.0
2016	101.2

Source:    Ministry of Energy and Mineral Resources

Minerals

The Republic’s major mineral products are coal, nickel, copper and bauxite, and it has substantial resources of each of these minerals. In recent years, the Government has pursued policies designed to increase the production and export of value-added products using these mineral resources.

Grasberg Copper Mine

Under Law No. 4 of 2009 on Mineral and Coal Mining enacted by the Government in January 2009, or the Mining Law, two new types of licenses were created: ijin usaha pertambangan, or IUP, and ijin usaha pertambangan khusus, or IUPK. Subsequent to the enactment of the Mining Law, the Government issued various regulations thereunder, including (i) regulations mandating the domestic processing and refining of minerals, (ii) regulations requiring the reclamation of areas affected by mining activities, (iii) regulations related to local community development and empowerment, optimization and conservation of mineral resources, and job opportunities for local mining service providers and local communities surrounding a mining area and (iv) regulations relating to procedures for the granting of a production operation special mining permit, which provide guidelines for the granting of an operation production IUPK in order to continue the operation of a contract of work.

Pursuant to the Mining Law, contracts of work issued under the prior mining law, including Freeport’s , contract of work, will remain valid until the end of their terms. Under the current regulations, however, contract of work holders, including Freeport, are required to refine their mining products in Indonesia and, contract of work holders, including Freeport, are required to convert their contract of work into an IUPK to continue the export of concentrate.

On February 20, 2017, Freeport-McMoRan Inc., the parent company of PT Freeport Indonesia, or Freeport, the operator of the Grasberg copper mine in the province of Papua, announced that Freeport had provided to the Government formal notice of an impending dispute pursuant to the dispute resolutions provisions of the contract of work entered into between Freeport and the Government.

On April 4, 2017, the Government granted Freeport a temporary special mining permit, which was effective from February 2017 to October 2017. In August 2017, Freeport agreed to convert its contracts of work into an IUPK and to transfer to Indonesia a 51% stake in the Grasberg copper mine. The timing and valuation for the transfer of the 51% stake is still under discussion. Freeport also agreed to build a smelter to process copper concentrate in Indonesia in order to support job creation and increase the amount of processing work done in Indonesia. In exchange, the Government agreed to grant Freeport an initial five-year license expiring in 2021 and to extend Freeport’s permit to operate the mine for two additional ten-year terms until 2041, subject to the construction of certain smelters, submission of the applicable permit applications and certain other conditions.

Construction

Over the last five years, besides the development of a basic public services infrastructure, the main drivers of the construction sector were improvement works in the areas of communications and logistics infrastructure, transportation and electrification.

In 2012, the construction sector grew by 6.6%, primarily due to infrastructure development and construction in the private sector.

In 2013, the construction sector grew by 6.1% compared to a growth of 6.6% in 2012, primarily due to a slowdown in Government budget disbursements compared to the previous year.

In 2014, the construction sector grew by 7.0% compared to a growth of 6.1% in 2013, primarily due to an increase in the production of construction raw materials.

In 2015, the construction sector grew by 6.4% compared to a growth of 7.0% in 2014, primarily due to an acceleration of the implementation of Government development projects in the fourth quarter of 2015.

In 2016, the construction sector grew by 5.2% compared to a growth of 6.4% in 2015, primarily due to several infrastructure projects implemented by the public and private sectors such as airports, industrial zones, bridges, and highways.

During the nine months ended September 30, 2017, the construction sector grew by 6.7% compared to a growth of 5.6% in the same period in 2016, primarily due to several infrastructure projects conducted by the public and private sectors such as roads, high ways, light rail transit, and bridges.

Transportation and Warehousing

The transportation and warehousing sector comprises the sub-sectors of (i) railway transport, (ii) land transport, (iii) sea transport, (iv) river, lake and ferry transport, (v) air transport and (vi) warehousing and support activities for transportation; postal and courier.

In 2012, the transportation and warehousing sector grew by 7.1%. The sea transport and the road transportation sub-sectors grew by 8.7% and 7.5%, respectively. The warehousing and support activities for the transportation; postal and courier sub-sectors grew by 6.5%.

In 2013, the transportation and warehousing sector grew by 7.0% compared to 7.1% in 2012. The warehousing and support activities for the transportation; postal and courier and road transport sub-sectors grew by 8.0% and 7.5%, respectively.

In 2014, the transportation and warehousing sector grew by 7.4%, compared to 7.0% in 2013. The railway transport sub-sector had the highest growth, which grew by 20.8% in 2014 compared to the previous year.

In 2015, the transportation and warehousing sector grew by 6.7%, compared to 7.4% in 2014. The air transport sub-sector had the highest growth, which grew by 9.4% in 2014 compared to the previous year.

In 2016, the transportation and warehousing sector grew by 7.7% compared to 6.7% in 2015. The sub-sector contributing the highest growth was air transport at 13.3%, followed by land transport at 7.6% and warehousing and support activities of transportation, postal and courier at 7.5%.

During the nine months ended September 30, 2017, the transportation and warehousing sector grew by 8.3% compared to 7.7% in the same period in 2016. The sub-sector contributing the highest growth was railway transport at 17.7%, followed by air transport at 13.6% and warehousing and support activities for transportation; postal and courier at 8.4%.

Other sectors

None of the other sectors shown in the tables above comprised more than 5% of GDP, at either current prices or constant prices, for the periods indicated.

Gross Domestic Product

In this prospectus, GDP is shown in both current and constant prices. GDP at current prices value a country’s output using the actual prices for each year, while GDP at constant prices (also referred to as “real” GDP) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation.

The following table shows the distribution of GDP in the Indonesian economy by expenditure at current prices and constant prices, respectively, for the periods indicated (at current prices).

Gross Domestic Product by Expenditure

(at current prices)

	Year Ended December 31,										Nine Months Ended September 30,
	2012	%	2013	%	2014	%	2015	%	2016	%	2017P	%
	(in billions of Rupiah and percentage of GDP)
GDP	8,615,705	100.0	9,546,134	100.0	10,569,705	100.0	11,531,717	100.0	12,406,810	100.0	10,094,728	100.0
Add: Imports of goods and services	2,152,937	25.0	2,359,212	24.7	2,580,508	24.4	2,389,633	20.7	2,271,178	18.3	1,859,495	18.4

Total supply of goods and services	10,768,642	125.0	11,905,346	124.7	13,150,213	124.4	13,921,350	120.7	14,677,988	118.3	11,954,223	118.4
Less: Exports of goods and services	2,118,979	24.6	2,283,777	23.9	2,501,425	23.7	2,439,107	21.2	2,367,332	19.1	2,026,118	20.1

Total domestic expenditure	8,649,663	100.4	9,621,569	100.8	10,648,788	100.7	11,482,243	99.6	12,310,656	99.2	9,928,105	98.3

Allocation of total domestic expenditure:
Household consumption expenditure	4,768,745	55.3	5,321,088	55.7	5,915,194	56.0	6,477,577	56.2	7,009,577	56.5	5,664,544	56.1
NPISHs consumption expenditure	89,586	1.0	103,929	1.1	124,242	1.2	130,951	1.1	144,470	1.2	118,739	1.2
Government consumption expenditure	796,848	9.2	908,574	9.5	996,197	9.4	1,124,812	9.8	1,172,420	9.4	810,622	8.0

Total consumption	5,655,179	65.6	6,333,591	66.3	7,035,634	66.6	7,733,339	67.1	8,326,468	67.1	6,593,905	65.3
Gross domestic fixed capital formation	2,819,027	32.7	3,051,496	32.0	3,436,924	32.5	3,782,143	32.8	4,040,498	32.6	3,190,132	31.6
Change in inventories (residual)(1)	175,457	2.0	236,482	2.5	176,231	1.7	(33.239)	(0.3)	(56,310)	(0.5)	144,067	1.4

Total domestic expenditure	8,649,663	100.4	9,621,569	100.8	10,648,789	100.7	11,482,243	99.6	12,310,656	99.2	9,928,105	98.3

Source:    BPS

P	Preliminary.
(1)	Includes statistical discrepancies.

Gross Domestic Product by Expenditure

(at constant 2010 prices)

	Year Ended December 31,(1)										For the Nine Months Ended September 30,
	2012	%	2013	%	2014	%	2015	%	2016P	%	2017P	%
	(in billions of Rupiah and percentage of GDP)
GDP	7,727,083	100.0	8,156,498	100.0	8,564,867	100.0	8,982,511	100.0	9,433,034	100.0	7,401,847	100.0
Add: Imports of goods and services	1,910,300	24.7	1,945,867	23.9	1,987,114	23.2	1,859,712	20.7	1,817,549	19.3	1,419,279	19.2

Total supply of goods and services	9,637,383	124.7	10,102,365	123.9	10,551,981	123.2	10,842,223	120.7	11,250,583	119.3	8,821,126	119.2
Less: Exports of goods and services	1,945,064	25.2	2,026,114	24.8	2,047,887	23.9	2,004,416	22.3	1,969,635	20.9	1,593,405	21.5

Total domestic expenditure	7,692,319	99.6	8,076,251	99.0	8,504,093	99.3	8,837,806	98.4	9,280,948	98.4	7,227,721	97.6

Allocation of total domestic expenditure:
Household consumption expenditure	4,195,788	54.3	4,423,417	54.2	4,651,018	54.3	4,881,904	54.3	5,126,499	54.3	4,007,804	54.1
NPISHs consumption expenditure	81,919	1.1	88,618	1.1	99,420	1.2	98,800	1.1	105,341	1.1	83,556	1.1
Government consumption expenditure	681,819	8.8	727,812	8.9	736,283	8.6	775,427	8.6	774,298	8.2	519,734	7.0

Total consumption	4,959,525	64.2	5,239,847	64.2	5,486,722	64.1	5,756,131	64.1	6,006,139	63.7	4,611,094	62.3
Gross domestic fixed capital formation	2,527,729	32.7	2,654,375	32.5	2,772,471	32.4	2,911,471	32.4	3,041,825	32.2	2,366,768	32.0
Change in inventories (residual)(2)	205,065	2.7	182,029	2.2	244,901	2.9	170,204	1.9	232,984	2.5	249,859	3.4

Total domestic expenditure	7,692,319	99.6	8,076,251	99.0	8,504,093	99.3	8,837,806	98.4	9,280,948	98.4	7,227,721	97.6

Source: BPS

P	Preliminary.
(1)	Calculated with calendar year 2010 as the Base Year.
(2)	Includes statistical discrepancies.

Inflation

The Government sets inflation targets periodically and targeted an inflation rate of 4.0%(±1.0%) for 2017 and 3.5% (±1.0%) for 2018. Bank Indonesia enacts and implements policies to achieve the inflation target in coordination with the Government.

In addition, the Inflation Management and Monitoring Team (Tim Pemantauan dan Pengendalian Inflasi or TPI) is responsible for identifying and analyzing the sources of inflation and making policy recommendations to maintain low and stable inflation levels in the medium-to-long term. The TPI at the national level consists of a number of governmental authorities, including Bank Indonesia, the Ministry of Finance, the Ministry of Transportation, the Ministry of Trade, the Ministry of Agriculture, the Ministry of Energy and Mineral Resources, and the Coordinating Ministry of Economic Affairs. Since 2010, the TPI has also been formed in various regions to strengthen policy coordination, particularly in monitoring and controlling regional inflation.

The following table shows the Consumer Price Index, or CPI, as of the end of the periods indicated and the percentage change against the previous period.

Changes in Consumer Price Index

	As of December 31,										As of September 30,
	2012		2013		2014		2015		2016		2017P
CPI	135.5	(1)	146.8	(1)	119.0	(2)	123.0	(2)	126.7	(2)	130.1	(2)
Annual percentage year-on-year	4.3%		8.4%		8.4%		3.4%		3.0%		3.7	%(3)

Source:    BPS

P	Preliminary.
(1)	Calculated on the basis of 2007 CPI = 100.
(2)	Calculated on the basis of 2012 CPI = 100.
(3)	Percentage change in the CPI as of September 30, 2017 compared to CPI as of September 30, 2016.

The following table shows percentage changes years-on-year in the CPI for certain commodities for the periods indicated.

Inflation by Commodity

	For the year ended December 31,					Nine months ended September 30,
	2012	2013	2014	2015	2016	2017
Food	5.7%	11.4%	10.6%	4.9%	5.7%	1.0%
Processed food, beverages and cigarettes	6.1%	7.5%	8.1%	6.4%	5.4%	4.2%
Housing	3.4%	6.2%	7.4%	3.3%	1.9%	5.6%
Clothing	4.7%	0.5%	3.1%	3.4%	3.1%	2.7%
Health	2.9%	3.7%	5.7%	5.3%	3.9%	3.3%
Education, recreation and sports	4.2%	3.9%	4.4%	4.0%	2.7%	3.2%
Transportation, communication, and financial Service	2.2%	15.4%	12.1%	(1.5)%	(0.7)%	4.7%

Source:    BPS

Indonesia measures annual inflation by year-on-year changes in the CPI.

In 2012, annual inflation was 4.3% due primarily to higher prices in processed foods, beverages and cigarettes; food and clothing, which were 6.1%, 5.7%, and 4.7% higher, respectively.

In 2013, annual inflation was 8.4%, which was higher than the 4.3% annual inflation in 2012. Increases in transportation and communication prices contributed to the increased rate of inflation as both sectors witnessed price increases of 15.4%. In 2013, prices for food increased by 11.4%, prices for processed food, beverages and cigarettes increased by 7.4%, and prices for housing and utilities increased by 6.2%.

In 2014, annual inflation was 8.4%, which was in line with the 2013 inflation rate. Increases in transportation and communication prices made the greatest contribution to the increase in the inflation rate, as transportation and communication prices in 2014 were 12.1% higher on average. In 2014 prices for food increased by 10.6%, prices for processed food, beverages, cigarettes and tobacco increased by 8.1%, and prices for housing increased by 7.4%.

In 2015, annual inflation was 3.4%, which was lower than the 8.4% annual inflation in 2014. This decrease was primarily due to smaller increases in the prices for food and housing, which increased by 4.9% and 3.3%, respectively, while prices for transportation, communication, and financial services decreased by 1.5%.

In 2016, annual inflation was 3.0% which was lower than the 3.4% annual inflation in 2015. This decrease was primarily due to smaller increases in the prices for housing; health; and education, recreation and sports, which increased by 1.9%, 3.9% and 2.7%, respectively.

Inflation was 3.7% as of September 30, 2017. This was primarily due to higher prices in housing; transportation, communication, and financial services; and processed food, beverages and cigarettes, which were at 5.6%, 4.7%, and 4.2%, respectively.

Privatization of State-Owned-Enterprises

The sale by the Government of SOE shares to private investors has been an important means for the Government to promote private investment and to improve the efficiency, transparency, public accountability and corporate governance of the SOEs.

As of January 2017, there were 118 SOEs that comprised 20 listed SOEs, 84 non-listed SOEs, and 14 special purpose entities. In addition, there were 24 enterprises in which the Government owned a minority stake. Most SOEs were in the manufacturing industry (29), warehouse and transportation industry (24) and insurance and financial service industry (19).

The following table sets forth significant full and partial privatizations since 2011 (including prior periods where relevant):

State-Owned-Enterprises Privatizations

SOE	Year of offering		Government equity interest after offering	Proceeds to the Government		Proceeds to SOE
			(percentages)	(in billions of Rupiah)
PT Bank Tabungan Negara (Persero) Tbk	2009		72.9	—		1,819
	2012	(3)	60.0	135.9		1,870
PT Garuda Indonesia (Persero) Tbk	2011		69.1	—		3,187
	2014	(3)	60.5	11.2		1,448.9
PT Kertas Basuki Rachmat Tbk(1)	2011		—	2.6	(2)	—
PT Atmindo Tbk(1)	2011		—	9.0	(2)	—
PT Jakarta International Hotel Development, Tbk(1)	2011		—	18.5	(2)	—
PT Waskita Karya (Persero) Tbk	2012		68.0	—		1,171
PT Semen Baturaja (Persero) Tbk	2013		76.2	—		1,309
PT Sarana Karya (Persero)(4)	2013		—	48.2		—
PT Kertas Padalarang (Persero)(5)	2013		—	12.1		—
PT Waskita Karya (Persero) Tbk(6)	2015		68.0	—		5,289
PT Aneka Tambang (Persero) Tbk(6)	2015		65.0	—		5,381
PT Adhi Karya (Persero) Tbk(6)	2015		51.0	—		2,727
PT Wijaya Karya (Persero) Tbk(6)	2016		65.0	—		6,149	(7)
PT Krakatau Steel (Persero) Tbk(6)	2016		80.0	—		1,875	(7)
PT Pembangunan Perumahan (Persero) Tbk(6)	2016		51.0	—		4,412	(7)
PT Jasa Marga (Persero) Tbk(6)	2016		70.0	—		1,786	(7)
PT Waskita Beton Precast Tbk	2016		60.0	—		5,167
PT Garuda Maintenance Facility Tbk	2017		90.0	—		1,129

Source:    Ministry of State-Owned-Enterprises

(1)	Minority Ownership by Government.
(2)	Sale of unsold shares from 2007.
(3)	Rights issue through the issuance of new shares.
(4)	Pursuant to Government Regulation No. 91 of 2013, sales of shares held by the Republic in PT Sarana Karya (Persero) have been made using strategic sales method to PT Wijaya Karya (Persero), Tbk with total gross proceeds of Rp50 billion on December 30, 2013.
(5)	Pursuant to Government Regulation No. 35 and 36 of 2013, sales of shares held by the Republic in PT Kertas Padalarang (Persero) have been made using strategic sales method to Perum Peruri with total gross proceeds of Rp13 billion on December 18, 2013.
(6)	Rights issues carried out through the execution of pre-emptive rights using the addition of State Capital Investment Fund, or PMN, from the Government.
(7)	Subject to ongoing verification of costs associated with the privatization.

Labor and Employment

Labor

The following table sets forth the proportion of the employed labor force in each sector of the economy as of the period indicated.

	As of December		As of February		As of August		As of February		As of August		As of February		As of August		As of February
Sector	2012	2013(1)	2014(2)		2014(2)		2015(2)		2015(2)		2016(2)		2016(2)		2017(2)
	%	%	(in millions)%		(in millions)%		(in million)%		(in million)%		(in million)%		(in million)%		(in million)%
Agriculture	35.2	34.8	40.8	34.6	39.0	34.0	40.1	33.2	37.8	32.9	38.3	31.7	37.8	31.9	39.7	31.9
Industry	13.9	13.3	15.4	13.0	15.3	13.4	16.4	13.6	15.2	13.2	16.0	13.2	15.5	13.1	16.6	16.6
Construction	6.1	5.6	7.2	6.1	7.3	6.4	7.7	6.4	8.2	7.1	7.7	6.4	8.0	6.7	7.2	7.2
Trade	20.9	21.4	25.8	21.8	24.8	21.6	26.6	22.1	25.7	22.4	28.5	23.6	26.7	22.5	29.1	29.1
Transportation, warehouses, and communications	4.5	4.5	5.3	4.5	5.1	4.5	5.2	4.3	5.1	4.4	5.2	4.3	5.6	4.7	5.7	4.6
Financial	2.4	2.6	3.2	2.7	3.0	2.6	3.6	3.0	3.3	2.9	3.5	2.9	3.5	3.0	3.6	2.9
Public services	15.4	16.4	18.5	15.6	18.4	16.1	19.4	16.1	17.9	15.6	19.8	16.4	19.5	16.4	20.9	16.8
Others (mining, electricity, gas and water)	1.6	1.5	1.9	1.6	1.7	1.5	1.8	1.5	1.6	1.4	1.7	1.4	1.8	1.5	1.8	1.4

Total	100	100	118.2	100	114.6	100.0	120.8	100	114.8	100	120.7	100	118.4	100	124.5	100

Source:    BPS

(1)	Estimation using results of back-casting from population projection weighing results.
(2)	Estimation using population projections weighing results.

Employed Labor Force of Indonesia by Gender

The following table sets forth Indonesia’s employed labor force by gender as of the period indicated.

	As of February		As of August		As of February		As of August		As of February		As of August		As of February		As of August		As of February		As of August		As of February
	2012		2012		2013		2013		2014		2014		2015		2015		2016		2016		2017
	(in millions)	%(1)	(in millions)	%(1)	(in millions)	%(1)	(in millions)	%(1)	(in millions)	%(1)	(in millions)	%(1)	(in million)	%(1)	(in million)	%(1)	(in million)	%(1)	(in million)	%(1)	(in million)	%(1)
Male	70.3	61.6	70.1	62.3	71.4	61.6	70.3	62.4	72.5	61.4	71.5	62.3	73.4	60.8	72.2	62.8	73.7	61.1	72.9	61.6	74.8	60.1
Female	43.8	38.4	42.4	37.7	44.6	38.5	42.4	37.6	45.6	38.6	43.2	37.7	47.4	39.2	42.7	37.2	46.9	38.9	45.5	38.4	49.7	39.9

Total	114.1	100.0	112.5	100.0	115.9	100.0	112.8	100.0	118.2	100.0	114.6	100.0	120.8	100.0	114.8	100.0	120.7	100.0	118.4	100.0	124.5	100.0

Source:    BPS

(1)	Percentages are calculated as percentages of the employed labor force.

Employment and Unemployment in Indonesia(1)

The following table sets forth Indonesia’s employment and unemployment rate as a percentage of Indonesia’s working age population as of the period indicated.

	As of February		As of August		As of February		As of August		As of February		As of August		As of February		As of August		As of February		As of August		As of February
	2012		2012		2013		2013		2014		2014		2015		2015		2016		2016		2017
	(in millions)%		(in millions)%		(in millions)%		(in millions)%		(in millions)%		(in millions)%		(in million)%		(in million)%		(in million)%		(in million)%		(in million)%
Employed	114.1	65.2	112.5	63.6	115.9	65.1	112.8	62.7	118.2	65.2	114.6	62.6	120.8	65.5	114.8	61.7	120.7	64.3	118.4	62.6	124.5	65.3
Unemployed(2)	7.8	4.4	7.3	4.2	7.2	4.1	7.4	4.1	7.1	3.9	7.2	4.0	7.5	4.0	7.6	4.1	7.0	3.7	7.0	3.7	7.0	3.7

Total	121.8	69.6	119.8	67.8	123.2	69.1	120.2	66.8	125.3	69.1	121.9	66.6	128.3	69.5	122.4	65.8	127.7	68.1	125.4	66.3	131.5	69.0

Source:    BPS

(1)	Working age population refers to all persons in Indonesia 15 years old or older and includes certain non-workforce categories such as students and home makers.
(2)	The Government defines unemployment to include all persons 15 years old and older without work who (i) are looking for work, (ii) have established a new business, (iii) are not looking for work because they do not expect to find work, and (iv) have made arrangements to start work on a date subsequent to the unemployment measurement date.

Despite improvements in recent years, unemployment is expected to remain a problem in Indonesia if economic growth and job creation fail to keep pace with population growth. Youth unemployment (between the ages of 15 to 24) remains a particular problem, but has improved in recent years. The Government has sought to address employment issues through a number of policies and regulations, including efforts to create new areas of work and to develop existing areas of work through employee-employer relationships and entrepreneurial programs. The Government provides various forms of assistance (including tax relief and infrastructure support) to encourage employers to create jobs for employees while also creating and developing productive and sustainable working opportunities through entrepreneurial programs, the use of technology and encouraging voluntary work. As of February 2017, Indonesia had its lowest unemployment rate in 10 years. This improvement was due in part to a narrowing of the gap between workforce skills and the skills required in available jobs.

Regional Governments have the power to establish minimum wage requirements through tripartite wage boards and do so from the beginning of each calendar year. The table below sets out the national average monthly minimum wage for each year and the average increase across the country for each year.

Year	National average minimum wage	Increase in average minimum wage
2012	Rp1,088,902.6	10.1%
2013	Rp1,296,908.5	19.1%
2014	Rp1,584,391.3	14.8%
2015	Rp1,782,211.3	12.8%
2016	Rp1,967,538.8	9.9%
2017	Rp2,142,854.6	8.9%

Source:    Kemnaker (the Ministry of Manpower)

Pension and Health Funds

In November 2011, the Government enacted a law creating the Social Security Administering Agencies (Badan Penyelenggara Jaminan Sosial or BPJS), namely Law No. 24 of 2011, or the BPJS. The BPJS consists of the (i) BPJS for Health Coverage, or BPJS Kesehatan, which provides healthcare services for all citizens and (ii) BPJS for Social Security Benefit for Workers, or BPJS Ketenagakerjaan, which provides social security benefits for private sector and informal workers. BPJS Kesehatan and BPJS Ketenagakerjaan took over the functions of the Government’s other social security administering agencies, namely PT Jamsostek (Persero) and PT Askes (Persero), on January 1, 2014.

In order to implement the BPJS, PT Asabri (Persero) and PT Taspen (Persero) will assign: (i) the provision of healthcare benefits and pensions for police and armed forces to be administered by PT Asabri (Persero) and (ii) the provision of pensions and retirement benefits to be administered by PT Taspen (Persero) and BPJS Ketenagakerjaan. The assignments are expected to be completed by no later than 2029.

Income Distribution

As of March 2017, Indonesia had a Gini Index of 0.39. The Gini Index is a measure of income distribution that ranges between 0.0 and 1.0, with higher numbers indicating greater inequality.

The percentage of people living below the poverty line in Indonesia has exhibited a decreasing trend since the Asian financial crisis in 1998. BPS measures poverty using a basic needs approach and defines poverty as an economic inability to fulfill food and non-food basic needs, measured by consumption and expenditure. Based on this methodology, approximately 49.5 million people, or 24.2% of the population, were living below the poverty line in 1998, this decreased to approximately 27.8 million, or 10.6% of the population, as of March 2017.

Regional Growth

As the island with the highest population density, high consumption and an industrial base, Java has historically been the main contributor to Indonesia’s economic growth. Based on preliminary data for the nine months ended September 30, 2017, Java contributed 58.5% of the country’s GDP, Sumatera contributed 21.5%, Kalimantan contributed 8.1%, Sulawesi contributed 6.2%, Bali & Nusa Tenggara contributed 3.2% and Maluku & Papua contributed 2.5%.

To promote more sustainable and equitable economic growth across Indonesia in the longer term, the Government allocates and transfers amounts from the central budget to local and regional governments. In practice, this means that in all regions other than Java, the Government’s revenues are lower than the Government’s expenditures. From 2014 to 2016, net transfers from Java to all the other regions were equivalent to Rp840 trillion. For more information, see “—Central Government Revenue and Expenditure.”

Infrastructure Development

A key priority of the Government is to encourage infrastructure development as a means to accelerate economic growth particularly in rural areas, support further industrial development and tourism, enhance urban transportation and improve the lives and economic welfare of Indonesians by reducing unemployment and poverty.

The Government has introduced a number of sector-specific reforms to encourage infrastructure development, including the requirement that the relevant ministries prepare long-term infrastructure development master plans for their respective sectors. See “— Government and Political Development — Economic Policy Packages in 2015 – 2017.”

As part of its National Medium Term Plan for 2015 – 2019, the Government has selected a list of projects called National Strategic Projects, which consists of 245 projects across fifteen sectors (including roads, railways, seaports, airports, zones, housing, borders, water, dams, irrigation, technology, smelter, energy, agriculture/fishery and seawall), and two programs (including electricity and airplane industry programs). The Government estimates that the total cost of the infrastructure projects under the National Medium Term Plan will be approximately Rp4,197 trillion (U.S.$345.1 billion). Indonesia’s infrastructure investment requirements exceed available public sector funding. As a result, the Government expects to pay for approximately 40% of this cost using public sector funding (state and regional budgets and SOEs) as well as private sector investment. The public sector funds would primarily be used to support basic infrastructure projects, food security (e.g., irrigation, dams) and transportation, logistics and connectivity projects as well as urban transportation.

In addition to maintaining and upgrading existing infrastructure, the Government has identified a number of priority infrastructure projects in its National Medium Term Plan for 2015 – 2019. The Committee for Acceleration of Priority Infrastructure Delivery (Komite Percepatan Penyediaan Infrastruktur Prioritas or KPPIP) has designated 37 priority projects in five main sectors: water and sanitation, energy and electricity, transportation, toll roads and information technology. The priority projects have an estimated cost of Rp2,433 trillion and are eligible to receive certain direct administrative support provided by KPPIP.

The Government expects to finance the remaining cost of the priority infrastructure projects through greater private sector participation, specifically: partnerships between the Government and the private sector (i.e., private public partnerships, or PPPs), and increased borrowing by the Government and SOEs.

The Government recognizes the important role of PPPs in the development of infrastructure projects and has adopted regulations that provide the legal and regulatory framework for PPPs — from procurement of the PPP concessionaire to the provision of Government support and guarantees. For a discussion of these guarantees, see “— Public Debt — Contingent Liabilities.”

Completion timeline for 37 priority projects

The below table shows the construction commencement dates for the 37 priority projects under the National Medium Term Plan for 2015 - 2019 as well as expected commercial operation dates.

Priority Projects		Construction Commencement Date	Expected Commercial Operation Date
Roads and Bridges
	Balikpapan - Samarinda Toll Road	2016	2018
	Serang - Panimbang Toll Road	2017	2018
	Manado - Bitung Toll Road	2017	2018
	Eight sections of the Sumatera toll road:
	Medan - Binjai	2015	2017
	Palembang - Indralaya	2015	2018
	Bakauheni - Terbanggi Besar	2015	2019
	Pekanbaru - Dumai	2016	2019
	Terbanggi Besar - Pematang Panggang	2017	2021
	Pematang Panggang - Kayu Agung	2018	2021
	Palembang - Tanjung Api-api	2016	2019
	Kisaran - Tebing Tinggi	2017	2019
	Yogyakarta - Bawen Toll Road	2018	2020
	Probolinggo - Banyuwangi Toll Road	2017	2019
Water and Sanitation
	Jakarta Sewerage System (JSS)	2016	2022
	West Semarang Drinking Water Supply System	2017	2017
	National Capital Integrated Coastal Development (NCICD) Phase A	2016	2018
	Water Supply System (SPAM) Umbulan	2018	2022
	Water Supply System (SPAM) Lampung	2018	2020
Refineries
	Oil refinery in Bontang	2018	2022
	Oil refinery in Tuban	2018	2021
	Refinery Development Master Plan (RDMP)	2017	2025
Electricity
	PLTU Mulut Tambang	2017	2023
	The 500kV Sumatera Transmission	2016	2019
	Central - West Java Transmission Line	2017	2019
	PLTU Indramayu	2017	2019
	PLTU Batang	2016	2019
Ports
	Bitung International Hub Seaport	2020	2022
	Kuala Tanjung International Hub Seaport	2019	2021
	Patimban Seaport	2018	2019
	Inland Waterways / Cikarang-Bekasi-Java Sea (CBL)	2018	2021
Public Transportation
	MRT Jakarta (North - South Corridor)	2013	2019
	Light Rail Transit (LRT) South Sumatera	2015	2018
	Light Rail Transit (LRT) Jakarta, Bogor, Depok, Bekasi	2015	2019
Railways
	Soekarno-Hatta International Airport (SHIA) Express Railway	2018	2022
	Makassar - Parepare Railway	2015	2018
	East Kalimantan Railway	2017	2021
Information Technology
	Palapa Ring Broadband	2016	2018

Transportation-related projects

The transportation network on the Indonesian archipelago relies heavily on sea and air transportation compared to most other countries of comparable size. Most road networks in and around major cities are heavily congested, while many inter-urban and rural road networks are in poor condition and are in need of repair. Public funds for road maintenance and construction are insufficient, and the Government is encouraging private participation and investment in building toll roads, mostly in Java, Sumatera and Sulawesi.

In the railways sector, by 2030 the railway network is expected to cover 12,100 km and achieve passenger share of approximately 11.0%-13.0%, and freight transport share of approximately 15.0%-17.0%. In addition, the plan provides strategies for the Government to achieve its goals by 2030, such as strategies regarding railway network development, increasing security and safety, technology transfer and industrial development, human resources development, institutional development, investment and financing.

In addition, railway projects are expected to be developed in the provinces of Aceh, North Sumatera, West Sumatera, South Sumatera and South Sulawesi, as well as in Java and several urban railways in Jakarta, Bandung, Yogyakarta, Surabaya and Medan. The Government is also studying the feasibility of railway projects in Kalimantan and Papua and an elevated train and subway system in Jakarta.

Construction of the Jakarta Mass Rapid Transit, or MRT, (Phase One), connecting Lebak Bulus to Bundaran Hotel Indonesia, commenced in 2013. Phase One constitutes approximately 15.7 km out of a total of approximately 23.8 km and is planned to come into operation in 2019. Phase Two, connecting Bundaran Hotel Indonesia, MRT East-West Line and Kalideres-Ujung Menteng will commence after the completion of Phase One.

Construction of the Light Rail Transit in South Sumatera and the Jakarta, Bogor, Depok and Bekasi region commenced in 2015 with operations expected to commence in mid-2018 and mid-2019, respectively. Construction of a high speed train to connect Jakarta and Bandung commenced in 2016. In addition, two additional bus-way corridors have been developed and the construction of the remaining sections of the tolled ring road circling the outer city of Jakarta, the Jakarta Outer Ring Road, has been completed.

Energy related projects

Based on the National Medium Term Plan to develop the electricity sector in Indonesia, the Government is guided by policy objectives as provided in the Government Annual Work Plan Document 2018, which provides a general framework for the preparation of specific work plans and budgets by the various ministries. These policy objectives are:

(i)	accelerating the development of energy and electricity infrastructure;

(ii)	expanding access to energy and electricity infrastructure to rural, remote, border areas, and to the areas of economic activity

(iii)	promoting energy diversification;

(iv)	improving funding and pricing policies;

(v)	encouraging private participation; and

(vi)	encouraging the use of local components and inputs.

Electricity consumption in Indonesia increased at a rate of 6.8% per year between 2011 and 2016. As of October 31, 2017, Indonesia’s total electricity generating capacity was approximately 60.3 gigawatts.

To achieve the Government’s goal of a 97.4% electrification ratio by 2019, the country will need to develop power plants with additional generating capacity of approximately 35 gigawatts. Of this goal, as of October 2, 2017:

•	823 MW were in operation;

•	15,251 MW were under construction;

•	10,473 MW has entered into power purchase agreements but not yet achieved financial close;

•	5,763 MW were in the procurement stage; and

•	5,540 MW were in the planning stage.

Telecommunications

The Government aims to reduce the digital divide between rural and urban areas. One Government initiative to achieve this reduction is to implement the Universal Service Obligation, or USO, which aims at providing broadband access to villages in non-commercial areas using facilities placed in schools, community health centers, or rural government offices.

Due to the importance of broadband network access to the improvement of economic growth, the Government introduced the Indonesia Broadband Plan, or IBP, which consists of a policy document and an implementation plan. The policy document outlines Indonesia’s current broadband ecosystem, the use of broadband as a strategy to improve Indonesia’s competitiveness, and the policies and strategies for developing Indonesia’s broadband. The implementation plan includes a detailed action plan for the broadband infrastructure project and its development. The Government has set a target to enable internet access in each regency by 2019 and remote areas by 2021.

One of the Government’s major projects in telecommunication is the Palapa Ring Broadband project. This Rp14 trillion (U.S.$1.05 billion) project comprises three sections, west, central and east, and will span 13,000 kilometers. It aims to construct a broadband network across Indonesia’s 57 cities, as well as in frontier, outermost and remote regions. In July 2017, telecommunication developer PT Palapa Timur Telematika commenced the construction of a broadband network in eastern Indonesia under the Palapa Ring Broadband project.

Foreign Investment

Indonesia is working to shift towards a value-added industrial economy in which low-cost labor is no longer the primary focus. The Government faces several challenges, including the ability to attract investment to downstream industries which add more value to the economy. Though certain issues still exist, such as underdeveloped infrastructures, the Government continues its comprehensive reform efforts to improve the business climate, including by introducing more investor-friendly investment regulations.

In April 2007, the New Investment Law No.25 of 2007 was enacted to replace and improve upon both the 1967 Foreign Investment Law (as amended by Law No. 11 of 1970) and the 1968 Domestic Investment Law (as amended by Law No. 12 of 1970). The New Investment Law and related regulations unify Indonesia’s legal framework for foreign investment and includes limits for foreign participation in certain sectors of the economy, as provided in the most recent Negative Investment List issued in 2016.

The New Investment Law provides certain tax incentives such as income tax deductions and certain deductions or exemptions with respect to import duties and value added tax on purchases of capital goods and raw materials. These tax incentives are granted in accordance with prevailing tax laws and regulations. Companies’ income tax holidays or reductions within certain amounts and periods may only be granted to a new investment in a pioneer industry, namely an industry with wide-ranging links that give added value, promotes new technology, and possesses strategic values for the national economy.

The Government has also taken other measures to attract more foreign direct investment, including measures described in the Government’s economic policy packages. See “— Government and Political Development — Economic Policy Packages in 2015 – 2017.”

Foreign Investment in Indonesia

Foreign investment in Indonesia is divided into direct investments, portfolio investments and other investments, and information about these types of investments is included in the Republic’s reports on its balance of payments published by the Bank Indonesia. Due to the different concept and method of compiling investment statistics, foreign direct investment statistical data published by Bank Indonesia are not comparable to the “administrative” foreign direct investment statistical data published by the Indonesia Investment Coordinating Board (Badan Koordinasi Penanaman Modal or BKPM) under “Direct Investments Realizations.”

The following table sets out the amounts of foreign investments in Indonesia by non-residents.

Foreign Investment in Indonesia

	Year ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. dollars)
Direct Investments
Equity Capital	18,615	20,004	21,895	18,822	4,670	14,224
Debt instrument	2,586	3,278	3,225	957	(201)	1,228

Total direct investments	21,201	23,282	25,121	19,779	4,469	15,451
Portfolio investments:
Equity securities	1,698	(1,856)	3,259	(1,547)	1,319	(384)
Debt securities	12,976	14,001	20,221	18,998	15,459	21,009

Total portfolio investments	14,673	12,145	23,480	17,451	16,777	20,625
Financial derivatives	(320)	(679)	(597)	(647)	(618)	(456)
Other investments	7,275	2,645	7,699	1,748	(8,987)	1,236

Total foreign investment	42,829	37,393	55,702	38,332	11,641	36,856

Source:    Bank Indonesia

P	Preliminary.

Foreign Direct Investment in Indonesia by Country of Origin(1)

	Year Ended December 31,					Nine Months Ended September 30
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. Dollars)
North America	1,018	1,112	(1,129)	706	(371)	(2,693)
USA	830	741	(1,098)	603	(336)	(2,610)
Canada	187	152	106	81	(3)	(26)
Other North America (2)	—	219	(138)	22	(32)	(57)
Central and South America	—	(106)	94	395	301	54
Argentina	—	—	0	1	0	0
Brazil	—	3	(1)	23	17	9
Mexico	—	0	1	0	1	1
Cayman Islands	—	30	53	34	5	(169)
Other Central and South America	—	(139)	42	337	279	213
Europe	253	(1,652)	272	(66)	2,148	5,156
European Union	(226)	(1,730)	345	(2)	1,545	4,690
Austria	1	103	44	(6)	52	58
Belgium	41	50	(46)	84	23	(6)
Denmark	(7)	-6	17	13	8	(6)
Finland	9	7	2	7	1	96
France	(49)	47	(158)	59	(106)	(252)
Germany	(1,300)	(1,292)	(354)	(479)	105	316
Greece	—	—	—	0	8	(6)
Ireland	7	8	6	2	4	11
Italy	18	18	18	14	10	8
Luxembourg	939	83	572	518	143	111
Netherlands	(829)	(767)	(555)	(57)	(580)	3,951
Portugal	—	—	—	—	0	0
Spain	—	3	0	0	2	106
Sweden	28	(21)	36	(13)	11	31
United Kingdom	915	1,108	764	(148)	1,858	260
Other European Union	—	(1,071)	0	5	5	12
Russia	—	0	0	0	0	0
Turkey	21	17	12	8	4	0
Other Europe	458	61	(86)	(72)	600	465
Asia	17,051	17,860	21,218	15,047	14,576	14,142
Japan	7,962	5,836	5,793	4,010	2,512	2,175
People’s Republic of China	335	67	1,068	324	355	1,676
South Korea	692	866	953	228	199	370
India	8	9	3	37	54	29
Hong Kong SAR	212	416	290	1,239	1,562	346
Taiwan	105	100	87	21	24	9
Saudi Arabia	—	0	0	0	0	0
ASEAN	7,588	10,582	13,084	9,229	9,829	9,314
Brunei Darussalam	—	(3)	(3)	(3)	(3)	(3)
Cambodia	—	0	—	—	—	0
Lao PDR	—	—	—	—	—	0
Malaysia	(508)	(281)	755	330	867	1,079
Myanmar	—	—	—	0	0	0
Philippines	5	8	1	2	10	9
Singapore	7,972	10,723	12,090	8,847	8,331	8,390
Thailand	117	131	231	47	612	(174)
Vietnam	3	5	9	6	11	12
Other Asia	149	(16)	(60)	(40)	41	221
Australia and Oceania	116	249	211	(61)	(3)	114
Australia	116	249	188	(64)	(6)	134
New Zealand	—	0	19	7	0	(20)
Other Australia and Oceania	—	0	4	(4)	2	(1)
Africa	17	590	857	584	(13,143)	15
South Africa	17	15	11	7	(1)	2
Other Africa	—	575	847	578	(13,142)	13
Others	684	763	288	36	339	60

Total	19,138	18,817	21,811	16,641	3,848	16,848

Source: Bank Indonesia

P	Preliminary.
(1)	Presents foreign direct investment in accordance with the directional principle prescribed by BPM5.
(2)	Includes Bermuda, Greenland and Saint Pierre & Miquelon.

Foreign Direct Investment

The following table sets out the amounts of foreign direct investments in Indonesia by non-residents.

Foreign Direct Investment

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. dollars)
Equity capital(1)	18,615	20,004	21,895	18,822	4,670	14,224
Debt instruments:
Inflow	60,871	65,746	80,051	75,588	50,556	35,747
Outflow	(58,284)	(62,468)	(76,826)	(74,631)	(50,757)	(34,519)
Total debt instruments	2,586	3,278	3,225	957	(201)	1,228

Total direct investments	21,201	23,282	25,121	19,779	4,469	15,451

Memorandum(2)
Direct investment in Indonesia	19,138	18,817	21,811	16,641	3,848	16,848

Source: Bank Indonesia

P	Preliminary.
(1)	Includes privatization and banking restructuring.
(2)	Presents foreign direct investment in accordance with the directional principle prescribed by BPM5.

In 2012, net foreign direct investment recorded a surplus of U.S.$21.2 billion. The nominal increase of net foreign direct investment was in line with strong domestic investment in a stable economic environment. Continued resilience of the Indonesian economy and Indonesia’s economic outlook resulted in net foreign direct investment representing the largest component in the structure of capital inflows. During this period, a majority of foreign direct investment continued to occur in the manufacturing, mining, transportation and telecommunication sectors. Most foreign direct investment originated from Singapore, Japan, and the United States of America.

In 2013, adverse global and domestic factors impacted the level of foreign direct investment in Indonesia, particularly foreign direct investment in non-oil & gas sectors. Net foreign direct investment in non-oil & gas sectors slipped from U.S.$22.0 billion in 2012 to U.S.$20.9 billion. Transactions by domestic investors taking up foreign-held shares in Indonesia-based retail companies and the Government’s acquisition of PT Indonesia Asahan Aluminium also contributed to the reduction in foreign direct investment in Indonesia. Even with the acquisition of foreign investor’s subsidiaries holding participating interests in Indonesian offshore blocks by state-owned-enterprises, foreign direct investment in the oil & gas sector registered a net inflow of U.S.$2.3 billion compared to a net outflow of U.S.$0.8 billion in 2012. As a consequence, net foreign direct investment in Indonesia increased from U.S.$21.2 billion in 2012 to U.S.$23.3 billion in 2013. The majority of foreign direct investment were from Singapore, Japan, the United Kingdom, the United States and South Korea. The main contributions to foreign direct investment came from investments in the manufacturing, mining and transportation sectors.

In 2014, foreign direct investment remained robust, boosted by positive investor confidence in Indonesia’s economic outlook. Net foreign direct investment was U.S.$25.1 billion in 2014, which was higher than the U.S.$23.3 billion in 2013. Increased foreign direct investment in the non-oil & gas sector due to, among other things, the acquisition of Bank Mutiara, a substantial debt-to-equity swap transaction concerning a listed company and withdrawals of inter-company loans resulting from the issuance of global bonds by overseas SPVs. Manufacturing, agriculture and mining sectors were the main contributors to the net foreign direct investment generated in 2014. During this period, the majority of foreign direct investment were from Singapore, Japan and China.

In 2015, sustained foreign investor confidence in the outlook for the Indonesian economy prompted foreign investors to continue investing in Indonesia, resulting in net foreign direct investment of U.S.$19.8 billion. Nevertheless, in line with the slowdown in the domestic economy, 2015 net foreign direct investment was lower than the previous year’s foreign direct investment, which reached U.S.$25.1 billion. In 2015, the majority of direct investment inflows were from ASEAN countries followed by Japan, and other Asian developing countries (including China). Meanwhile, the sectors attracting the most foreign direct investment in 2015 were agriculture, manufacturing and the mining sector, the same as in 2014.

In 2016, despite a challenging global economic environment, net foreign direct investment was U.S.$4.5 billion compared to U.S.$19.8 billion in 2015. The decrease was mainly driven by divestment activities in the banking sector, including divestment by a foreign SPV of its interests in one of the largest private banks in Indonesia to a domestic entity in the last quarter of 2016. Manufacturing, trade and the agricultural sectors were the main contributors to net foreign direct investment in 2016. The majority of foreign direct investment was from ASEAN countries followed by other Asian developing countries (including China) and Japan.

In the nine months ended September 30, 2017, net foreign direct investment was U.S.$15.5 billion compared to U.S.$13.8 billion in the same period in 2016. This increase was mainly due to a promising domestic economic outlook and a more conducive investment climate. The manufacturing, trade, and the agriculture sectors were the main contributors to net foreign direct investment in the nine months ended September 30, 2017. The majority of the foreign direct investment was from ASEAN countries followed by Japan and Europe.

Foreign Portfolio Investment

The following table sets out the amounts of foreign portfolio investments in Indonesia by non-residents.

Foreign Portfolio Investments

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. dollars)
Equity securities:
Inflows	51,527	61,640	51,200	44,763	52,052	34,591
(Outflows)	(49,829)	(63,496)	(47,940)	(46,310)	(50,734)	(34,975)

Net equity securities	1,698	(1,856)	3,259	(1,547)	1,319	(384)
Debt securities (net)	12,976	14,001	20,221	18,998	15,459	21,009

Total portfolio investments	14,673	12,145	23,480	17,451	16,777	20,625

Source:    Bank Indonesia

P	Preliminary.

In 2012, foreign portfolio investments recorded a net inflow of U.S.$14.7 billion. These inflows were mainly due to foreign investment in Government and corporate bonds and domestic stocks. The Government believes that the favorable condition of Indonesia’s economy and higher yields compared to other countries in the region were the key factors driving these inflows. Issuances of Government bonds and private corporate bonds denominated in foreign currencies succeeded in generating additional inflows of foreign investment during 2012. Inflows of foreign capital in Indonesia were also driven by economic stimulus policies implemented in several advanced nations.

In 2013, foreign capital inflows in the form of portfolio investment fell from the previous year. Foreign portfolio investments were U.S.$12.1 billion, down from U.S.$14.7 billion in 2012. A decline in capital inflows occurred mainly in the third and fourth quarters of 2013. This was due to global uncertainty related to the announcement of tapering of monetary stimulus in the United States, negative perceptions of foreign investors concerning the current account deficit in Indonesia and a surge in inflation expectations following the fuel-subsidized price hike. The downturn in foreign portfolio investments in Indonesia in 2013 was mainly due to the private sector, particularly the stock market. In contrast to the private sector, foreign portfolio investments in the public sector recorded a surplus. The surplus resulted from issuances of Government global bonds and Sharia-compliant Sukuk instruments, with the remainder coming from high net placements by foreigners in Rupiah-denominated Indonesian Government bonds. The public sector surplus was further reinforced by foreign inflows into Bank Indonesia certificates after the change in the minimum holding period policy, which was reduced from six months to one month effective as of September 2013.

In 2014, foreign capital inflows in the form of portfolio investment were U.S.$23.5 billion, an increase from inflows of U.S.$12.1 billion of foreign portfolio investment recorded in the previous year. The increase was primarily due to the first three quarters of 2014 in line with an increase in debt securities issued by the public sector. Throughout 2014, Rupiah-denominated portfolio instruments were a major contributor to the increase in portfolio investments inflows. Non-resident inflows into Rupiah-denominated Government debt securities on a net basis reached U.S.$11.6 billion, an increase compared to the U.S.$4.7 billion recorded in 2013.

In 2015, foreign capital inflows in the form of portfolio investment were U.S.$17.5 billion, a substantial decrease from the U.S.$23.5 billion recorded in the previous year. The decrease was primarily due to net sales of domestic stocks by non-residents and lower foreign net purchases of Government debt securities.

In 2016, foreign capital inflows in the form of portfolio investment were U.S.$16.8 billion, lower than the U.S.$17.5 billion recorded in the previous year. The decrease was caused by widespread global uncertainty in the wake of the U.S. presidential election, combined with expectations of a further increase in the U.S. Federal Funds Rate. This prompted a net foreign capital outflow from Indonesia, especially in the fourth quarter of 2016. In addition, the decrease was also caused by a decrease in the issuances of both global corporate bonds and Government global bonds

In the nine months ended September 30, 2017, foreign capital inflows in the form of portfolio investment were U.S.$20.6 billion, higher than the U.S.$17.1 billion recorded in the same period in 2016. The increase resulted from higher global corporate bonds issuances for expansion and refinancing purposes issued to exploit lower interest rates. Furthermore, the increase was also supported by higher foreign capital inflows to long-term public sector debt instruments denominated in Rupiah. These developments were in line with continued economic growth in Indonesia and investor confidence in the domestic economic outlook.

Other Foreign Investment

The following table sets out the amounts of other investments (other than portfolio or foreign direct investments) in Indonesia by non-residents, mainly consisting of loans received and paid.

Other Foreign Investments

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. dollars)
Loans
Bank sector:
Disbursements	2,836	5,735	8,436	8,663	3,991	2,089

Debt repayments	(2,440)	(4,051)	(5,885)	(7,402)	(5,307)	(3,307)

Total bank sector	396	1,684	2,551	1,261	(1,316)	(1,218)
Corporate sector:
Disbursements	31,360	26,394	29,058	21,710	15,655	13,441

Debt repayments	(28,358)	(25,283)	(22,824)	(22,088)	(20,374)	(11,222)

Total corporate sector	3,001	1,111	6,234	(378)	(4,718)	2,219
Other (net)(1)	3,878	(151)	(1,086)	865	(2,954)	(235)

Total other investments	7,275	2,645	7,699	1,748	(8,987)	1,236

Source:    Bank Indonesia

P	Preliminary.
(1)	Consists of loans of public sector and trade credit, currency and deposits, and other liabilities of private sector and public sector.

In 2012, foreign other investment recorded a net inflow of U.S.$7.3 billion. The surplus was mainly attributable to the increase in other investment liabilities in the public sector. Although there was an increase in debt repayment in the private sector, withdrawals surpassed the level of repayment.

In 2013, foreign other investment fell from a surplus of U.S.$7.3 billion in 2012 to U.S.$2.6 billion in 2013. Foreign other investment in the public sector contributed mostly to the reduced surplus in other investment in Indonesia. Meanwhile, foreign other investment in the private sector posted a surplus bolstered by net disbursement of non-affiliated foreign borrowing and expansion of non-resident deposits held in domestic banks.

In 2014, foreign other investment recorded a net inflow of U.S.$7.7 billion compared to the net inflow of U.S.$2.6 billion recorded in 2013. Stronger other investment performance in Indonesia primarily stemmed from the private sector. The foreign other investment surplus in the private sector was due to the drawing down of non-affiliated external loans and an increase in non-resident deposits at domestic banks. Foreign other investment in the public sector recorded net repayment of foreign loans was U.S.$4.2 billion in 2014, an increase from U.S.$1.4 billion in 2013. These developments were in line with Government policy to reduce sources of fiscal financing from foreign loans.

In 2015, foreign other investments fell from a surplus of U.S.$7.7 billion in 2014 to U.S.$1.7 billion in 2015. The decrease was primarily due to a net repayment of corporate foreign loans following a slowdown in domestic economic growth.

In 2016, foreign other investments fell from a surplus of U.S.$1.7 billion in 2015 to a deficit of U.S.$9.0 billion in 2016. The deficit was primarily due to net payments of foreign loans by both the public and private sectors.

In the nine months ended September 30, 2017, foreign other investments increased from a deficit of U.S.$7.0 billion in the nine months ended September 30, 2016 to a surplus of U.S.$1.2 billion in the same period in 2017. The surplus was primarily due to net withdrawals of foreign loans by the private sector.

Direct Investment Realizations

Foreign Direct Investment

In 1973, the Republic established the Badan Koordinasi Penanaman Modal, or BKPM, an investment services agency of the Government, to accelerate economic growth by attracting foreign capital investment. BKPM’s main function is to implement the Government’s objectives for investment in the country.

Under Indonesian law, most direct equity investments by foreign persons are subject to approval by the BKPM, regardless of the size of the investment. The BKPM reviews applications for approval based on the Negative Investment List, which lists those business sectors that are closed to foreign investment and those that are open to foreign investment subject to certain conditions, including limits on the percentage of foreign capital ownership; and also based on criteria established by the particular ministry that regulates the sector in which the foreign investor seeks to invest. Upon receiving approval, a foreign investor may complete the investment, but is not obligated to do so.

Due to the different concept and method of compiling investment statistics, “administrative” foreign direct investment statistical data published by the BKPM and “Balance of Payment” foreign direct investment statistical data published by Bank Indonesia are not comparable. BKPM calculates foreign direct investment based on realized investments in Indonesian companies owned by foreign investors within a certain reporting period. BKPM’s realization data covers the total value of investments funded by foreign investors, other foreign creditors, as well as domestic investors and creditors. In comparison, Bank Indonesia’s calculation method covers the entire flow of investments stemming from foreign investors over a certain reporting period. In addition, Bank Indonesia excludes from its calculations foreign investments made by investors with a non-resident ownership of less than 10% per individual investors while BKPM has no such minimum ownership requirement. In terms of sector coverage, BKPM excludes certain sectors from its calculation, including investments in oil and gas, banking, non-bank financial institutions, insurance, leasing, investment sectors licensed by technical/sectoral agencies, investments through the stock market and household investments. Bank Indonesia covers all economic sectors. As a result the data regarding realized foreign direct investments is not comparable to those under “Foreign Investment in Indonesia” in the table above.

The following table sets forth the amount of realized foreign direct investment by sector of the economy for the periods indicated.

Realized Foreign Direct Investment by Sector(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. dollars)
Primary Sector
Food Crops & Plantation	1,602	1,605	2,207	2,072	1,589	1,093.5
Livestock	20	11	31	75	49	145.6
Forestry	27	29	53	19	78	40.4
Fishery	29	10	35	53	43	46.3
Mining	4,255	4,816	4,665	4,017	2,742	3,206.4

Total Primary Sector	5,933	6,472	6,991	6,236	4,502	4,532.1

Secondary sector:
Food Industry	1,783	2,118	3,140	1,521	2,115	1,465.4
Textile Industry	473	751	422	433	321	243.6
Leather Goods & Footwear Industry	159	96	211	162	144	258.9
Wood Industry	76	39	64	47	267	384.6
Paper and Printing Industry	1,307	1,169	706	707	2,787	505.3
Chemical and Pharmaceutical Industry	2,770	3,142	2,323	1,956	2,889	2,216.4
Rubber and Plastic Industry	660	472	544	694	737	520.5
Non Metallic Mineral Industry	146	874	917	1,303	1,076	506.6
Metal, Machinery & Electronic Industry	2,453	3,327	2,472	3,092	3,897	3,136.0
Medical Precision & Optical Instruments, Watches & Clock Industry	3	26	7	7	9	2.1
Motor Vehicles & Other Transport Equipment Industry	1,840	3,732	2,061	1,757	2,369	1,149.5
Other Industry	100	112	152	83	75	94.5

Total Secondary Sector	11,770	15,859	13,019	11,763	16,688	10,483.4

Tertiary sector:
Electricity, Gas & Water Supply	1,515	2,222	1,249	3,029	2,140	2,686.2
Construction	240	527	1,384	954	187	108.6
Trade & Repair	484	606	867	625	670	1,028.7
Hotel & Restaurant	768	462	513	650	888	912.3
Transport, Storage & Communication	2,808	1,450	3,001	3,281	750	871.4
Real Estate, Ind. Estate & Business Activities	402	678	1,168	2,433	2,321	2,034.8
Other Services	646	342	337	294	818	1,227.3

Total Tertiary Sector	6,862	6,286	8,519	11,276	7,775	8,869.2

Total	24,565	28,617	28,530	29,276	28,964	23,884.7

Source:    BKPM

P	Preliminary.
(1)	Excludes foreign investment in oil and natural gas projects, banking, non-bank financial institutions, insurance, leasing, mining in terms of contracts of work, coal mining in terms of agreement of work, investment in which licenses were issued by a technical/sectoral agency, portfolio as well as household investment.

Domestic Direct Investment

In addition to direct equity investments by foreign persons, BKPM also approves certain types of domestic direct investments. The following table sets forth the amount of realized domestic direct investment by sector of the economy for the periods indicated.

Realized Domestic Direct Investment by Sector(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in billions of Rupiah)
Primary sector:
Food Crops & Plantation	9,631	6,589	12,707	12,041	20,999	12,015.1
Livestock	97	361	651	325	466	620.6
Forestry	145	—	—	472	204	18.6
Fishery	15	4	22	275	3	30.5
Mining	10,481	18,762	3,141	3,947	6,034	19,885.4
Total Primary Sector	20,369	25,716	16,521	17,060	27,705	32,570.2
Secondary sector:
Food Industry	11,167	15,081	19,596	24,534	32,028	27,927.0
Textile Industry	4,451	2,446	1,451	2,725	3,210	6,968.1
Leather Goods & Footwear Industry	77	80	103	5	69	104.4
Wood Industry	57	391	585	1,185	3,151	1,077.6
Paper and Printing Industry	7,561	6,849	4,094	6,529	5,258	8,065.7
Chemical and Pharmaceutical Industry	5,069	8,886	13,314	20,712	30,054	9,900.1
Rubber and Plastic Industry	2,855	2,905	2,117	3,696	3,577	2,790.2
Non Metallic Mineral Industry.	10,731	4,625	11,923	20,502	15,405	4,731.1
Metal, Machinery & Electronic Industry	7,226	7,568	5,293	7,938	11,568	9,821.8
Medical Precision & Optical Instruments, Watches & Clock Industry	—	210	—	—	5	—
Motor Vehicles & Other Transport Equipment Industry	664	2,069	490	1,071	1,714	1,082.8
Other Industry	31	62	68	147	744	542.1

Total Secondary Sector	49,889	51,171	59,035	89,045	106,784	6,968.1
Tertiary sector:
Electricity, Gas & Water Supply	3,797	25,831	36,297	21,947	22,794	21,931.2
Construction	4,587	6,033	12,098	17,165	14,039	19,562.3
Trade & Repair	1,030	2,205	518	1,427	4,513	2,005.8
Hotel & Restaurant	1,015	1,402	1,731	3,977	1,560	3,196.4
Transport, Storage & Communication	8,612	13,178	15,715	21,339	26,770	25,685.4
Real Estate, Ind. Estate & Business Activities	58	2,152	13,112	6,510	9,193	14,305.2
Other Services	2,825	462	1,100	1,001	2,873	2,436.5

Total Tertiary Sector	21,924	51,264	80,571	73,361	81,742	89,122.8

Total	92,182	128,151	156,126	179,466	216,231	194,704.0

Source:    BKPM

P	Preliminary.
(1)	Excludes domestic investment in oil and natural gas projects, banking, non-bank financial institutions, insurance, leasing, mining in terms of contracts of work, coal mining in terms of agreement of work, investment in which licenses were issued by a technical/sectoral agency, portfolio as well as household investment.

Foreign Trade and Balance of Payments

Membership in International and Regional Free Trade Agreements

The Government supports the liberalization of international trade and investment through its membership in several international and regional trade organizations. Indonesia is a signatory to the GATT 1947 and a founding member of the World Trade Organization through the ratification of Law No. 7 of 1994 on Agreement Establishing the World Trade Organization. ASEAN has served as the forum for the negotiation of a number of regional agreements, and in 2015, ASEAN leaders adopted the ASEAN Economic Community Blueprint 2025, which is a roadmap for strategic integration of the economies of the ASEAN Member States.

ASEAN Member States have entered into six free trade agreements, namely: the ASEAN Trade in Goods Agreement, or ATIGA, the ASEAN-China Free Trade Agreement, or ACFTA, the ASEAN-Korea Free Trade Agreement, or AKFTA, the ASEAN-Japan Closer Economic Partnership, or AJCEP, the ASEAN-India Free Trade Agreement, or AIFTA, and the ASEAN-Australia and New Zealand Free Trade Agreement, or AANZFTA. In addition, Indonesia has entered into two bilateral trade agreements: the Indonesia-Japan Economic Partnership Agreement, or IJ-EPA, and the Indonesia-Pakistan Preferential Trade Agreement, IP-PTA. These free trade agreements covers three core areas, namely: trade in goods, trade in services and investments.

Various regional and bilateral free trade agreements of which Indonesia is a party are currently in different stages of negotiations.

Tariff Reforms

The Minister of Finance is authorized to set rates for import duties. The Republic maintains a policy of using tariff rates to promote the competitiveness of Indonesian products in international markets and to reduce price distortions in order to support the establishment of free trade. The Republic has implemented preferential tariff commitments under the ATIGA, the ACFTA, the AKFTA, the AJCEP, the AIFTA, the AANZFTA, the IJ-EPA and the IP-PTA.

Exports and Imports

Beginning in 2012, the Republic started using a revised methodology in compiling exports and imports data. This revised methodology was implemented in order to comply with international best practices and to improve consistency with other Bank Indonesia publications. As a result of this change, the classification of certain export and import products has changed. Revisions following classification changes were carried out for data published in 2005 onwards. Since March 1, 2014, exporters must declare the value of their exported goods using terms of delivery cost insurance freight in order to enhance the validity and accuracy of freight and insurance data for export activities. The requirements introduced in 2014 have not changed the business process of export transactions, in which the export value is still the real transaction value agreed by exporters and importers.

The following table shows Indonesia’s exports and imports for the periods indicated.

Exports and Imports(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. dollars)
Exports:
Oil and gas exports (f.o.b.)	35,571	33,588	28,752	17,184	12,891	11,245
Non-oil and gas exports (f.o.b.)	151,775	148,501	146,541	131,941	131,554	112,078

Total exports (f.o.b.)	187,347	182,089	175,293	149,124	144,445	123,323
Total imports (c.i.f.)	(189,138)	(186,186)	(177,813)	(142,379)	(135,716)	(112,927)

Balance of trade	(1,791)	(4,097)	(2,520)	6,746	8,729	10,396

Source:    Bank Indonesia

P	Preliminary.
(1)	Indonesia’s trade statistics, which are used as a basis for the balance of payments statistics, are compiled by Bank Indonesia and differ in coverage and timing from similarly titled data compiled by BPS.

In 2012, Indonesia recorded a trade deficit of U.S.$1.8 billion. Exports decreased 2.0% due to the global economic slowdown, reflected by weak growth in world trade volume and demand from Indonesia’s trading partner countries, and the steady decline in commodity prices. Imports accelerated by 13.2% in line with strong domestic demand and mounting consumption of oil-based fuels.

In 2013, Indonesia recorded a trade deficit of U.S.$4.1 billion, which was an increase from the deficit of U.S.$1.8 billion recorded in 2012. Exports decreased by 2.8% as a result of the global economic slowdown, with weaker growth in emerging market countries reducing demand for Indonesia’s exports. Exports contracted further because of the simultaneous deterioration in Indonesia’s terms of trade and downward movement in global commodity prices. In addition, structural problems related to the export of natural resource-based commodities and worsening terms of trade resulted in the weaker performance of Indonesia’s commodity exports. At the same time, although imports declined by 1.6%, overall imports remained high as domestic production was unable to keep pace with the burgeoning demand from the middle class, particularly in relation to technological goods. Oil imports remained high due to heavy reliance on imported oil in the national energy supply structure.

In 2014, Indonesia recorded a trade deficit of U.S.$2.5 billion, which was smaller than the 2013 deficit of U.S.$4.1 billion. This smaller deficit was attributable to a steeper contraction in imports of 4.5% than the contraction in exports of 3.7%, each compared against the previous year. The decline in imports was in line with a moderation in domestic demand. The contraction in exports was largely attributable to a slower than expected global economic recovery and the ongoing decline in global commodity prices.

In 2015, the trade balance recorded a surplus of U.S.$6.7 billion, higher than the trade deficit of U.S.$2.5 billion in the previous year. This was caused by a 19.9% decrease in imports, which was larger than the 14.9% decrease in exports. Imports decreased sharply in line with limited domestic demand, while persistently low commodity prices and sluggish growth in trade partner countries, such as the United States, China and Singapore resulted in a contraction in exports.

In 2016, Indonesia recorded a trade surplus of U.S.$8.7 billion, higher than the U.S.$6.7 billion surplus recorded in 2015. The higher deficit was caused by a 4.6% decrease in imports, which was higher than the 3.1% decrease in exports, each compared against the previous year. Exports contracted at a lower rate compared to 2015, primarily due to improvements in commodity prices such as coal and palm oil resulting in higher coal and palm oil exports, especially during the second half of 2016.

In the nine months ended September 30, 2017, Indonesia recorded a trade surplus U.S.$10.4 billion, higher than the U.S.$5.4 billion surplus recorded in the same period in 2016. The higher trade surplus was caused by an increase in exports of 18.3% to U.S.$123.3 billion, which was higher than the increase in imports of 14.3% to U.S.$112.9 billion in the same period in 2016. The increase in exports in the nine months ended September 30, 2017 was primarily driven by higher commodity prices and improvements in global demand during the period and the increase in imports was in line with increased domestic economic activities in the nine months ended September 30, 2017.

The following table sets forth Indonesia’s exports by major commodity groups for the periods indicated.

Exports by Sector

	Year Ended December 31,						Nine Months Ended September 30,
	2012		2013	2014	2015	2016P	2017P
	(in thousands of U.S. Dollars)
General merchandise	185,337,265		180,293,992	173,759,963	147,724,654	143,063,896	122,075,102
Agricultural
Coffee bean	1,241,922		1,166,406	1,030,826	1,210,617	1,000,542	935,205
Tea	126,754		131,112	108,843	89,969	85,057	66,535
Spices	631,746		554,137	577,627	780,981	698,006	437,729
Tobacco	60,791		93,458	82,397	58,878	49,440	42,863
Cocoa bean	388,326		443,372	201,407	118,047	85,498	40,983
Shrimp and prawn	1,111,388		1,467,208	1,786,335	1,331,640	1,441,142	1,091,639
Other agricultural products	2,023,351		1,931,996	2,139,877	2,174,509	2,135,090	1,726,213

Total Agricultural products	5,584,278		5,787,688	5,927,312	5,764,642	5,494,777	4,341,167
Manufacture products
Textile and Textile products	12,510,222		12,770,966	12,847,055	12,338,750	11,883,621	9,381,172
Processed wood products	3,338,150		3,510,392	3,906,760	3,813,415	3,691,540	2,730,269
Palm oils	17,685,127		16,518,525	17,461,545	15,402,551	14,357,677	13,834,391
Chemicals	3,634,536		3,498,625	3,851,429	2,805,673	3,236,877	3,376,580
Base metal products	9,303,974		8,614,179	9,085,294	7,580,115	7,436,783	6,616,358
Electrical apparatus, measuring instruments and others	11,157,423		10,716,148	10,108,187	8,777,604	8,386,801	6,631,147
Cement	20,050		49,657	37,365	62,539	82,332	97,385
Paper and paper products	3,938,382		3,732,138	3,779,966	3,599,154	3,442,980	2,803,921
Processed rubber	10,368,180		9,306,376	7,022,184	5,843,690	5,538,628	5,649,808
Oil products(1)	3,270,001		3,846,251	3,165,942	1,401,627	672,387	1,117,615
Liquefied Petroleum Gas(1)	9,176		10,534	4,538	12,231	44,880	54,172
Other manufacture products	40,215,423		40,604,203	47,338,146	44,550,999	47,852,307	38,013,825

Total Manufacture products	115,450,644		113,177,996	118,608,410	106,188,347	106,626,841	90,306,643
Mining products
Copper ore	2,565,990		2,999,560	1,673,548	3,277,196	3,481,608	2,045,778
Nickel ore	1,458,409		1,677,366	85,913	0	0	69,834
Coal	26,248,270		24,359,167	20,818,030	16,004,035	14,563,340	14,665,712
Bauxite	637,597		1,318,775	47,742	744	431	23,757
Crude oil(1)	12,723,142		12,187,863	8,839,625	5,641,245	4,941,223	3,690,567
Natural Gas(1)	17,670,962		15,689,119	14,941,959	9,338,774	6,579,074	5,839,503
o/w Liquefied Natural Gas	11,943,550		10,568,458	10,293,714	6,894,365	4,816,387	4,066,982
Other mining products	455,659		591,546	213,410	182,769	179,479	128,187

Total Mining products	61,760,030		58,823,397	46,620,227	33,444,764	29,745,154	26,463,339
Other merchandise(2)	2,542,238	R	2,504,910	2,604,014	1,326,902	1,197,124	963,953
Other goods(3)	2,009,286		1,795,235	1,532,832	1,399,827	1,380,875	1,248,149

Total Exports	187,346,476	R	182,089,227	175,292,795	149,124,482	144,444,771	123,323,251

Memorandum(4)
Non-oil & gas exports	151,775,044		148,500,805	146,540,725	131,940,836	131,553,644	112,077,920
Oil & gas exports	35,571,432		33,588,422	28,752,069	17,183,646	12,891,123	11,245,332

Source:    Bank Indonesia

P	Preliminary.
R	Revised.
(1)	As a component of oil and gas exports.
(2)	Consists of art goods, goods not elsewhere specified, and goods procured in ports by carriers.
(3)	Consists of non-monetary gold and merchanting goods.
(4)	Presents the classification of exports based on two main groups of commodities: (i) oil and gas and (ii) non-oil and gas.

The table below sets forth Indonesia’s exports by destination for the periods indicated.

Exports by Destination

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in thousands of U.S. Dollars)
America
North America
United States of America	14,765,254	15,622,136	16,502,799	15,977,225	16,071,640	13,222,764
Canada	787,624	775,984	754,367	724,445	733,241	624,971
Other North America	1,185	1,626	1,174	1,238	1,533	1,234
Total North America	15,554,063	16,399,745	17,258,340	16,702,908	16,806,414	13,848,968
Central and South America
Argentina	310,678	448,181	237,167	238,132	219,225	197,455
Brazil	1,529,742	1,569,342	1,517,378	1,181,702	1,113,545	900,321
Mexico	594,865	625,022	814,494	802,893	795,730	750,738
Other Central and South America	1,153,932	1,127,463	1,165,225	1,044,492	1,076,613	803,759

Total Central and South America	3,589,217	3,770,009	3,734,264	3,267,219	3,205,114	2,652,274

Total America	19,143,280	20,169,754	20,992,604	19,970,127	20,011,528	16,501,241
Europe
European Union
Netherlands	4,546,619	4,099,858	3,981,353	3,432,577	3,244,318	3,003,728
Belgium	1,293,102	1,254,708	1,217,227	1,108,544	1,123,078	929,165
United Kingdom	1,679,815	1,618,871	1,659,576	1,521,994	1,582,654	1,069,166
Italy	2,279,791	2,121,981	2,288,020	1,871,943	1,570,726	1,431,833
Germany	3,064,521	2,862,481	2,820,475	2,654,242	2,632,296	1,981,467
France	1,116,351	1,053,698	1,018,400	971,332	886,124	722,935
Spain	2,059,230	1,806,692	1,938,255	1,476,585	1,578,057	1,515,623
Other European Union	1,814,223	1,886,988	1,996,538	1,763,808	1,816,541	1,531,791

Total European Union	17,853,652	16,705,277	16,919,845	14,801,026	14,433,792	12,185,708
Russia	866,396	934,132	1,056,775	993,581	1,273,965	951,282
Turkey	1,361,964	1,537,295	1,447,167	1,159,227	1,022,876	838,249
Other Europe	819,235	913,110	693,214	1,552,167	2,692,989	1,533,960

Total Europe	20,901,247	20,089,814	20,117,001	18,506,001	19,423,622	15,509,199

	Year Ended December 31,						Nine Months Ended September 30,
	2012		2013	2014	2015	2016P	2017P
	(in thousands of U.S. Dollars)
Asia and Middle East
ASEAN
Brunei Darussalam	116,854		88,505	98,873	85,589	85,377	49,285
Philippines	3,667,656		3,774,591	3,887,862	3,920,827	5,260,823	4,725,299
Cambodia	290,684		317,085	416,644	429,207	424,465	360,323
PDR Laos	23,736		5,086	6,212	7,135	5,863	2,397
Malaysia	11,000,550		10,475,415	9,454,669	7,489,169	6,801,105	6,054,803
Myanmar	412,643		576,497	587,710	612,315	606,350	558,059
Singapore	16,138,033		15,724,945	15,648,800	11,770,922	11,194,483	9,433,411
Thailand	6,491,642		6,051,348	5,762,720	5,414,929	5,359,904	4,693,018
Vietnam	2,266,667		2,558,864	2,443,990	2,716,595	3,016,614	2,547,465

Total ASEAN	40,408,467		39,572,336	38,307,481	32,446,688	32,754,984	28,424,059
Hong Kong SAR	2,644,935		2,646,008	2,760,064	2,048,572	2,127,953	1,727,174
India	12,500,116		12,969,881	12,242,603	11,635,073	10,076,131	10,257,071
Iraq	44,886		171,973	70,480	94,987	91,069	91,861
Japan	28,968,734		26,677,721	20,802,334	17,455,820	15,652,802	12,528,174
South Korea	14,269,724		11,260,652	10,079,871	7,334,452	6,369,436	5,553,051
Pakistan	1,377,718		1,412,462	2,048,086	1,988,062	2,017,977	1,795,870
People’s Republic of China	21,523,958		22,425,902	17,301,903	14,611,015	16,670,696	15,513,448
Saudi Arabia	1,767,167		1,728,619	2,155,351	2,060,074	1,327,878	1,079,912
Taiwan	6,044,791		5,792,218	7,924,755	5,573,652	4,214,622	3,537,117
Other Asia and Middle East	5,166,760		4,987,194	7,186,956	6,159,489	5,577,849	4,660,319

Total Asia and Middle East	134,717,255		129,644,966	120,879,884	101,407,884	96,881,397	85,168,056
Australia and Oceania
Australia	4,718,098		4,344,740	5,000,046	3,652,251	3,202,772	1,875,103
New Zealand	356,826		444,951	481,487	446,040	378,687	306,209
Other Australia and Oceania	373,454		488,064	367,443	345,654	346,007	266,631

Total Australia and Oceania	5,448,377		5,277,755	5,848,975	4,416,946	3,927,466	2,447,943
Africa
South Africa	1,642,411		1,245,443	1,378,907	665,661	727,757	522,577
Other Africa	2,951,669		3,156,584	3,479,381	2,838,590	2,294,232	2,217,283
Total Africa	4,594,079		4,402,028	4,858,288	3,504,251	3,021,989	2,739,860
Unclassified exports(1)	2,542,238	R	2,504,910	2,596,043	1,319,272	1,178,768	956,951

Total (f.o.b.)	187,346,076	R	182,089,227	175,292,795	149,124,482	144,444,771	123,323,251

Source:    Bank Indonesia

P	Preliminary.
R	Revised.
(1)	Consists of goods procured in ports by carriers and merchanting goods.

The following table sets forth Indonesia’s imports by major commodity groups for the periods indicated.

Imports by Sector(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in thousands of U.S. Dollars)
General Merchandise	189,094,827	186,153,764	177,787,488	141,672,713	134,883,521	112,295,114
Consumption Goods
Food and beverages, primary, mainly for household	1,537,179	1,394,325	1,541,254	1,320,173	1,729,432	1,598,178
Food and beverages, processed, mainly for household	2,759,331	2,812,575	2,750,512	2,332,869	3,008,370	2,084,847
Passenger motor cars	1,498,307	1,171,510	784,431	583,152	594,978	448,279
Transport equipment, nonindustrial	367,729	383,485	268,909	243,873	142,456	125,624
Durable consumer goods	1,592,871	1,624,973	1,415,739	1,073,667	1,208,820	1,110,257
Semi-durable consumer goods	1,921,446	2,150,785	1,952,560	1,965,991	2,221,224	1,997,270
Non-durable consumer goods	1,910,634	2,154,691	2,158,041	2,023,181	2,154,671	1,796,800
Fuels and lubricants, processed, oil products(2)	13,720,367	14,736,636	14,504,300	8,181,422	5,146,414	5,161,948
Goods not elsewhere specified	224,769	450,718	531,831	737,074	824,708	696,125

Total Consumption Goods	25,532,632	26,879,699	25,907,577	18,461,404	17,031,073	15,019,328
Raw materials and auxiliary goods
Food and beverages, primary, mainly for industry	4,005,713	4,348,635	4,934,923	4,100,987	4,423,376	3,859,172
Food and beverages, processed, mainly for industry	3,317,376	3,294,925	3,247,084	2,726,501	3,459,829	2,627,149
Industrial supplies, primary	5,480,589	6,180,739	5,967,884	4,616,310	3,986,892	3,570,283
Industrial supplies, processed	58,236,091	56,624,346	56,247,051	49,421,677	47,297,837	39,084,946
Parts and accessories for capital goods	18,011,245	17,191,495	15,552,758	14,628,024	15,529,878	12,418,898
Parts and accessories for transport equipment	8,267,873	8,980,793	7,128,761	6,139,368	6,384,650	5,316,014
Fuels and lubricants, primary	11,008,146	13,322,222	12,896,531	8,011,548	7,197,942	5,464,634
o/w Crude oil(2)	10,987,073	13,236,094	12,600,220	7,725,385	6,874,010	4,992,437
Fuels and lubricants, processed	18,405,384	17,706,610	15,702,783	8,292,444	6,784,224	7,111,564
o/w Oil products(2)	15,540,944	14,408,358	12,442,784	6,057,936	4,721,414	5,041,303
o/w Liquefied Petroleum Gas(2)	2,626,816	3,094,502	3,039,246	2,061,615	1,841,452	1,868,827

Total Raw materials and auxiliary goods	126,732,417	127,649,765	121,677,775	97,936,858	95,064,628	79,452,659
Capital Goods
Capital goods (except transport equipment)	26,642,473	25,541,302	25,570,739	22,424,297	19,855,824	14,741,184
Passenger motor cars	1,498,307	1,171,510	784,431	583,152	594,978	448,279
Other transport equipment, industrial	7,945,543	4,196,809	3,093,174	1,847,542	1,865,130	2,233,817

Total Capital Goods	36,086,323	30,909,621	29,448,344	24,854,992	22,315,931	17,423,279
Other merchandise(3)	743,455	714,679	753,791	419,459	471,889	399,848

Other goods(4)	43,071	32,398	25,620	706,213	832,395	632,181

Total	189,137,898	186,186,162	177,813,107	142,378,926	135,715,916	112,927,296

Source:    Bank Indonesia

P	Preliminary.
(1)	Data collected on a cost, insurance and freight basis.
(2)	As a component of oil and gas imports.
(3)	Consists of goods procured in ports by carriers.
(4)	Consists of nonmonetary gold.

The following table sets forth Indonesia’s imports by country of origin for the periods indicated.

Imports by Place of Origin(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in thousands of U.S. Dollars)
America
North America
United States of America	9,701,647	8,966,943	8,139,708	7,608,621	7,338,417	5,850,873
Canada	1,809,859	2,104,103	1,908,631	1,621,298	1,382,005	1,111,323
Other North America	15,931	1,094	111,336	1,756	2,008	1
Total North America	11,527,437	11,072,140	10,159,676	9,231,676	8,722,430	6,962,197
Central and South America
Argentina	1,749,601	1,683,663	1,465,715	1,298,541	1,373,780	842,990
Brazil	1,934,842	2,205,400	2,548,178	2,425,680	2,347,422	1,136,755
Mexico	566,649	516,890	186,888	197,406	177,236	133,036
Other Central and South America	561,260	600,191	540,815	392,383	449,709	483,508
Total Central and South America	4,812,353	5,006,144	4,741,596	4,314,010	4,348,148	2,596,290

Total America	16,339,789	16,078,284	14,901,271	13,545,685	13,070,578	9,558,487
Europe
European Union
Netherlands	845,501	999,770	912,737	794,586	710,662	671,939
Belgium	618,879	652,619	583,997	560,461	492,260	483,152
United Kingdom	1,280,884	1,063,795	899,185	816,947	892,660	681,109
Italy	1,508,328	1,692,133	1,720,992	1,417,856	1,388,461	1,158,187
Germany	4,050,293	4,389,557	4,104,817	3,453,948	3,152,972	2,515,762
France	1,638,856	1,568,430	1,334,831	1,337,879	1,360,419	1,240,357
Spain	521,227	573,305	555,106	473,990	484,441	360,639
Other European Union	3,144,422	2,704,189	2,646,741	2,484,948	2,222,940	1,960,199

Total European Union	13,608,391	13,643,796	12,758,406	11,340,613	10,704,815	9,071,346
Russia	1,743,576	2,038,204	1,583,207	983,680	846,317	867,961
Turkey	409,525	1,409,107	1,035,394	249,109	308,327	434,588
Other Europe	1,679,654	1,717,109	1,408,827	1,335,978	1,857,943	1,386,894

Total Europe	17,441,145	18,808,216	16,785,834	13,909,380	13,717,402	11,760,789

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in thousands of U.S. Dollars)
Asia and Middle East
ASEAN
Brunei Darussalam	480,349	677,923	610,286	126,168	88,029	36,793
Philippines	801,738	775,382	694,808	684,289	816,532	609,738
Cambodia	11,053	17,752	18,722	21,133	25,197	20,640
PDR Laos	3,278	7,543	51,265	1,027	4,196	5,933
Malaysia	12,786,250	13,878,131	10,714,357	8,464,345	7,197,766	6,276,191
Myanmar	63,359	72,997	122,243	159,685	112,955	114,651
Singapore	27,435,575	26,687,954	24,699,196	17,784,006	14,501,421	13,025,735
Thailand	11,369,461	10,721,002	9,770,883	8,074,329	8,647,172	6,746,056
Vietnam	2,543,876	2,686,495	3,399,903	3,146,337	3,228,483	2,331,540

Total ASEAN	55,494,939	55,525,180	50,081,662	38,461,319	34,621,750	29,167,277
Hong Kong SAR	1,897,323	1,956,494	1,892,903	1,806,733	1,814,777	2,024,320
India	4,310,220	3,960,489	3,937,401	2,742,320	2,858,593	2,864,255
Iraq	200	49	342	243	106	58
Japan	22,674,852	19,188,165	16,866,526	13,255,694	12,981,644	11,020,483
South Korea	12,238,061	11,761,514	11,732,612	8,424,260	6,657,910	6,111,886
Pakistan	271,276	162,555	158,655	173,600	156,774	139,253
People’s Republic of China	29,486,325	29,792,501	30,631,469	29,381,441	30,677,815	24,163,101
Saudi Arabia	5,447,047	6,929,195	6,343,400	3,332,183	2,720,977	1,935,373
Taiwan	4,731,457	4,488,642	3,748,062	3,145,310	2,877,222	2,380,567
Other Asia and Middle East	6,879,661	5,840,125	8,180,995	4,617,161	3,661,908	3,593,889

Total Asia and Middle East	143,431,361	139,604,909	133,574,026	105,340,264	99,029,475	83,400,462
Australia and Oceania
Australia	5,227,751	5,088,023	5,637,313	4,811,041	5,241,353	4,527,082
New Zealand	692,249	796,396	837,703	637,396	660,958	527,125
Other Australia and Oceania	69,803	86,192	42,249	29,367	37,469	98,870

Total Australia and Oceania	5,989,802	5,970,611	6,517,265	5,477,803	5,939,779	5,153,077
Africa
South Africa	650,838	624,337	477,411	231,880	288,464	178,305
Other Africa	4,541,508	4,385,126	4,803,509	3,454,454	3,198,328	2,476,327

Total Africa	5,192,346	5,009,463	5,280,920	3,686,335	3,486,792	2,654,632
Unclassified imports(2)	743,455	714,679	753,791	419,459	471,889	399,848

Total	189,137,898	186,186,162	177,813,107	142,378,926	135,715,916	112,927,296

Source:    Bank Indonesia

P	Preliminary.
(1)	Data collected on a cost, insurance and freight basis.
(2)	Consists of goods procured in ports by carriers.

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of a country as represented in the current account and the capital and financial account. The current account tracks a country’s trade in goods and services, as well as income and current transfer transactions. The capital and financial account covers all transactions involving capital transfers, acquisition or disposal of non-produced, non-financial assets, and financial assets and liabilities. A balance of payments surplus indicates a net inflow of foreign currencies, while a balance of payments deficit indicates a net outflow of foreign currencies.

The following table sets forth the Republic’s balance of payments for the periods indicated.

Balance of Payments(1)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016P	2017P
	(in millions of U.S. Dollars)
Current account	(24,418)	(29,109)	(27,510)	(17,519)	(16,790)	(11,503)
Goods(2)	8,680	5,833	6,983	14,049	15,437	15,777
Total exports (f.o.b.)	187,346	182,089	175,293	149,124	144,445	123,323

Non-oil and gas exports	151,775	148,501	146,541	131,941	131,554	112,078
Oil and gas exports	35,571	33,588	28,752	17,184	12,891	11,245
Total imports (f.o.b.)	(178,667)	(176,256)	(168,310)	(135,076)	(129,008)	(107,546)

Non-oil and gas imports	(137,857)	(132,959)	(127,729)	(112,189)	(111,320)	(91,299)
Oil and gas imports	(40,810)	(43,297)	(40,582)	(22,887)	(17,688)	(16,247)
Services	(10,564)	(12,070)	(10,010)	(8,697)	(7,015)	(5,597)
Primary income	(26,628)	(27,050)	(29,703)	(28,379)	(29,656)	(24,799)
Secondary income	4,094	4,178	5,220	5,508	4,444	3,116
Capital account	51	45	27	17	41	16
Financial account	24,858	21,926	44,916	16,843	28,576	23,425

(i) Public sector	7,030	9,730	14,136	17,588	15,082	15,515
Portfolio investment	4,577	11,105	18,345	17,778	18,629	16,969

Assets	(4,674)	848	2,965	392	1,795	(99)
Liabilities	9,251	10,257	15,380	17,386	16,835	17,069
Other investment	2,453	(1,376)	(4,209)	(190)	(3,547)	(1,454)

Assets	(1)	0	0	0	(269)	0
Liabilities	2,453	(1,376)	(4,209)	(190)	(3,279)	(1,454)
Loans	(2,220)	(527)	(1,243)	202	(1,484)	(1,553)
Drawings	3,332	4,947	4,035	5,139	3,709	1,719
Repayments	(5,553)	(5,474)	(5,278)	(4,937)	(5,193)	(3,273)
Other liabilities	4,674	(848)	(2,965)	(392)	(1,795)	99
(ii) Private sector	17,828	12,196	30,780	(745)	13,494	7,910
Direct investment	13,716	12,170	14,733	10,704	16,063	14,378

Assets	(7,485)	(11,112)	(10,388)	(9,075)	11,594	(1,073)
Liabilities	21,201	23,282	25,121	19,779	4,469	15,451
Portfolio investment	4,629	(233)	7,722	(1,595)	366	1,795

Assets	(793)	(2,121)	(379)	(1,660)	423	(1,761)
Liabilities	5,422	1,888	8,100	65	(57)	3,556
Financial derivatives	13	(334)	(156)	20	(9)	(59)

Other investment	(530)	593	8,480	(9,874)	(2,926)	(8,204)

Assets	(5,352)	(3,427)	(3,427)	(11,812)	2,783	(10,894)
Liabilities	4,822	4,020	11,907	1,938	(5,709)	2,690
Errors and omissions	(275)	(186)	(2,184)	(439)	263	(1,325)

Overall balance	215	(7,325)	15,249	(1,098)	12,089	10,612

Reserves and related items	(215)	7,325	(15,249)	1,098	(12,089)	(10,612)

Memorandum(3)
Reserve asset position	112,781	99,387	111,862	105,931	116,362	129,402

Source:    Bank Indonesia

P	Preliminary.
(1)	Bank Indonesia uses (+) and (-) signs in its published data to follow BPM5 whereby (+) means inflow and (-) means outflow. In financial account, (+) denotes increase in liabilities or decrease in assets, while (-) represents increase in assets or decrease in liabilities. The table above has been adjusted to align with the formatting of this prospectus.
(2)	The calculation of export and import figures included in the balance of payments data compiled by Bank Indonesia differs in coverage and timing from the data on export/import trade compiled by BPS.

(3)	Presents the position of reserve assets at the end of period. A surplus/deficit in the overall balance of payments during a reporting period will increase/decrease the outstanding amount of reserve assets at the end of that period.

In 2012, the balance of payments recorded a U.S.$0.2 billion surplus. Slowing growth in world demand and plunging export commodity prices in contrast to buoyant domestic demand and mounting consumption of oil-based fuels led to a reduced non-oil and gas trade surplus and a widening oil and gas trade deficit. As a result, the current account recorded an overall deficit of about 2.8% of GDP. Nevertheless, this deficit was offset by an increase in the capital and financial account surplus over the previous year, enabling Indonesia to chart a balance of payments surplus of U.S.$0.2 billion and maintain a sufficient level of international reserves. The increased capital and financial account surplus was driven not only by portfolio investment, but also foreign direct investment, with an added boost from the growing proportion of export earnings received through the domestic banking system. The success in boosting inflows of foreign investment and curbing the current account deficit at no more than 3.0% of GDP was due to the series of policies launched by Bank Indonesia and the Government, encompassing monetary and macro prudential policy, exchange rate management, fiscal management, and improvements to the investment climate.

In 2013, the weakening global economy combined with the lack of support from the domestic economy led to mounting pressure on Indonesia’s balance of payments. The global economic slowdown caused exports to contract further while imports remained high due to demand from middle class consumers and high oil imports. The slowdown in exports combined with the high demand for imports resulted in a widening of the current account deficit.

Amid discussions regarding the tapering of the monetary stimulus package by the U.S. monetary authority following improvements in the U.S. economy there was a gradual reduction in the supply of liquidity to emerging market countries, including Indonesia. As a result, foreign capital inflows into Indonesia began to weaken. Negative perceptions among foreign investors were exacerbated by the rising current account deficit and inflation expectations. These conditions had a negative impact on the capital and financial account surplus.

The current account deficit increased from 2.6% of GDP in March 2013 to 4.2% of GDP in June 2013. In the capital and financial account, capital outflows increased in July 2013, triggered by global concerns over the planned tapering by the U.S. monetary authority. Between the months of June to September 2013, the current account still posted a sizeable deficit at 3.7% of GDP. Capital outflows continued through August 2013 as a result of lingering concerns over tapering.

In 2013, Bank Indonesia, in conjunction with the Government, introduced a range of policies designed to bring down the current account deficit to a more sustainable level. The policies can be grouped into three major areas. The first group addressed monetary policy, consisting of a number of measures implemented by Bank Indonesia designed to influence interest rate policy, exchange rate policy and macro prudential policy. The second group of policies addressed fiscal policy, such as the reduction to the fuel subsidies and tax instruments for reducing imports. Both monetary policy and fiscal policy were directed towards managing domestic demand in order to curb excessive imports. The third group of policies related to structural policies, including those for improving the investment climate and measures to promote economic self-reliance, which in turn will support the balance of payments in the long run.

These stabilization policies successfully reduced the current account deficit. The reduction was achieved through a fall in imports following more moderate domestic demand, an increase in exports in line with improved economic growth in advanced countries and a depreciation in the exchange rate. The rebalancing of the current account deficit was further aided by increases in the capital and financial account surplus resulting from corporate drawings of foreign borrowings, withdrawals from offshore deposits held by domestic banks and stable inflows of direct investment. The surplus in the capital and financial account was sufficient to finance the current account deficit, with the result that, in the last quarter of 2013, after three straight quarters of deficit, the balance of payments returned to surplus.

Despite developments in the last quarter of 2013, the overall balance of payments in 2013 resulted in a U.S.$7.3 billion deficit in contrast with the U.S.$0.2 billion surplus of 2012. The 2013 balance of payments deficit reflects the current account deficit of U.S.$29.1 billion, or 3.2% of GDP, up from the 2012 deficit of U.S.$24.4 billion or 2.7% of GDP, and a reduced capital and financial surplus, which declined from U.S.$24.9 billion in 2012 to U.S.$21.9 billion in 2013.

In 2014, the current account improved, with the deficit falling from U.S.$29.1 billion or 3.2% of GDP in 2013 to U.S.$27.5 billion or 3.1% of GDP in 2014. This improvement was mainly the result of new policies instituted by Bank Indonesia in close cooperation with the Government. The improvement in the current account was also supported by improved performances in the goods trade balance, services and secondary income accounts. Improvements in the trade balance were mainly attributable to an increase in the non-oil and gas trade surplus compared with 2013, as non-oil and gas imports contracted following moderate demand in the domestic market, as reflected in the decrease in imports of consumption goods, raw materials, and capital goods. Meanwhile, non-oil and gas exports contracted in nominal terms due to a weakening in global demand, especially from China, and the ongoing decline in global commodity prices. Nevertheless, the improvement in the trade balance was contained by the widening oil and gas trade deficit. Declines in the oil and gas trade balance were attributable to the high domestic energy needs, boosting oil and gas imports amid the decreasing oil exports, in line with the decline in oil production and the global oil price.

The narrowing deficit in the services account was attributable to reduced payments for transportation services, in line with the decrease in imports of goods, increased receipts of travel services, along with the rise in the number of foreign travelers visiting Indonesia, and the increased receipt of remittances from Indonesian workers abroad. On the other hand, the deficit in the income account grew, along with the increase in Indonesia’s foreign liability position, mainly due to increased interest payments on the Government’s debt securities.

Improvement in Indonesia’s economic fundamentals led to an increase in foreign direct investment in 2014. The capital and financial account posted a record high of foreign capital inflow, mainly in the form of portfolio investments. Foreign capital inflows in 2014 reached U.S.$23.5 billion, a significant increase from U.S.$12.1 billion in 2013. The increased inflows of foreign portfolio investments, in addition to the impact of increases in net foreign buying in Rupiah-denominated portfolio instruments, was supported by the Government’s steps to issue foreign currency bonds as a source of fiscal financing.

The capital and financial account surplus in 2014 also benefitted from the increased foreign direct investment inflows compared with 2013, with the capital and financial account recording a U.S.$44.9 billion surplus, almost double the surplus of 2013. The lower current account deficit and the higher capital and financial account surplus resulted in the balance of payments in 2014 swinging back to a surplus of U.S.$15.2 billion from a deficit of U.S.$7.3 billion in 2013. This surplus in turn increased international reserves from U.S.$99.4 billion as of December 31, 2013 to U.S.$111.9 billion as of December 31, 2014.

In 2015, the current account continued to improve, with the deficit falling from U.S.$27.5 billion or 3.1% of GDP in 2014 to U.S.$17.6 billion or 2.0% of GDP in 2015. The improvement in the current account was mainly attributed to the narrowing of the oil and gas trade deficit due to the drop in oil imports brought about by the fall in global crude oil prices and the lower consumption of oil-based fuels as a positive impact of the Government subsidy reforms. On the other hand, the decline in imports of non-oil and gas was in line with reduced domestic demand. The decline in the services account deficit resulted from a decline in transportation services (freight) in line with fewer imports of goods.

Amid growing uncertainty in the global financial markets, the capital and financial account in 2015 posted a surplus of U.S.$16.8 billion, lower than the surplus of U.S.$44.9 billion in 2014. The decrease was primarily due to decline in direct investment inflows and lower corporate funding needs through foreign borrowing in line with slowing domestic economy. In addition, foreign portfolio inflows decreased sharply as uncertainty in the global financial markets increased, although the uncertainty eased in the fourth quarter of 2015. Meanwhile, other investments recorded a deficit of U.S.$9.9 billion, due to increase in private sector deposits in foreign banks as investors’ perception of the domestic economy weakened. Indonesia’s overall balance of payments in 2015 recorded a deficit of U.S.$1.1 billion. As a consequence, international reserves decreased from U.S.$111.9 billion as of December 31, 2014 to U.S.$105.9 billion as of December 31, 2015.

In 2016, the current account deficit increased compared to 2015, but improved as a percentage of GDP, with the deficit of U.S.$17.5 billion or 2.0% of GDP in 2015 falling to U.S.$16.8 billion or 1.8% of GDP in 2016. The higher current account deficit was mainly due to lower non-oil and gas trade surplus and a higher deficit in the primary income account and lower surplus in the secondary income account, each as compared to 2015, which was partially offset by a lower deficit in the services account due to a lower deficit in transportation services. The lower non-oil and gas trade surplus was partially offset by a lower oil and gas trade deficit due to the drop in oil imports brought about by the fall in global crude oil prices and lower consumption of oil based fuels mainly due to Government subsidy reforms.

Amid growing uncertainty in the global financial markets, the capital and financial account for 2016 posted a surplus of U.S.$28.8 billion, higher than the U.S.$16.9 billion surplus in 2015. The increase was primarily the result of positive sentiment towards the domestic economic outlook and easing global risk. Net direct investment increased from U.S.$10.7 billion in 2015 to U.S.$15.9 billion in 2016. The portfolio investment account also recorded a surplus due to positive sentiment concerning the sound implementation of the Tax Amnesty Law. The other investment deficit shrank on net withdrawals of Government foreign loans and net withdrawals of private sector deposits abroad.

Indonesia’s overall balance of payments in 2016 recorded a surplus of U.S.$12.1 billion compared to the deficit of U.S.$1.1 billion in 2015. The surplus resulted in higher international reserves from U.S.$105.9 billion as of December 31, 2015 to U.S.$116.4 billion as of December 31, 2016.

Indonesia’s overall balance of payments surplus for the nine months ended September 30, 2017 was U.S.$10.6 billion compared to U.S.$7.6 billion in the same period in 2016. The higher surplus was a result of a capital and financial surplus that outpaced the current account deficit that in turn led to an increase in official reserve assets to U.S.$129.4 billion as of September 30, 2017. The current account deficit in the nine months ended September 30, 2017 was U.S.$11.5 billion (1.5% of GDP), lower than the deficit in same period of 2016 of U.S.$15.0 billion (2.2% of GDP). The narrower current account deficit was primarily due to the higher non-oil and gas trade surplus. The services account and the income account recorded higher deficits. The higher deficit in the services account was primarily due to an increase in freight services payments. The capital and financial account surplus in the nine months ended September 30, 2017 was U.S.$23.4 billion, higher than the surplus in the same period of 2016 of U.S.$20.9 billion. This increased surplus was driven by an increase in direct investment inflows, in line with increasing domestic investment, and a decrease in other investment deficit, particularly on account of lesser outflows of domestic private deposits overseas.

Financial System

Indonesia Deposit Insurance Corporation and Liquidity Support

Since September 2005, the Indonesia Deposit Insurance Corporation, or IDIC, has insured customers’ deposits and actively participated in maintaining the stability of the financial system. The IDIC membership is compulsory for every bank conducting business in Indonesia. The prevailing IDIC coverage is up to Rp2 billion for each depositor in any one bank. The IDIC will pay, in accordance with its procedures, deposit insurance claims when a member bank has its license revoked by the Indonesia Financial Service Authority (Otoritas Jasa Keuangan or OJK). The maximum amount of deposit insured can be adjusted, among others, in the event of a crisis that can potentially decrease public trust in the banking system or affect the stability of the financial system.

The Government’s policy on addressing sudden reversals in capital flows involves, among others, the implementation of a Crisis Management Protocol, which involves cooperation between the Ministry of Finance,

Bank Indonesia, OJK and IDIC. In the event of a financial crisis, policy steps could include executing buybacks for stabilization in the event of a disruption; taking steps to enhance cooperation among Government institutions, Bank Indonesia, SOEs, regulators and other market participants to maintain stability of the sovereign bond market; and encouraging the placement of funds in instruments with a longer maturity by issuing longer term securities and debt switching to lengthen debt maturities and reduce risks associated with refinancing.

In April 2016, the parliament passed Law No. 9 of 2016 Law concerning Prevention and Resolution of Financial System Crisis, which provides a clear division of responsibilities between the Ministry of Finance, Bank Indonesia, OJK and IDIC in preventing and resolving crises in the financial system through the establishment of a Financial System Stability Committee with representatives from each of the Ministry of Finance, Bank Indonesia, OJK and IDIC. The Financial System Stability Committee aims to provide a coordinated policy response on the basis of regular monitoring of key areas of the financial system.

The Banking System

The Government’s policies for the banking sector emphasize the strengthening of the banking system.

The law governing Bank Indonesia, Indonesia’s central bank, was amended in 2004 to, among other things, provide that Bank Indonesia will conduct monetary policy to achieve an inflation target as determined by the Government in consultation with Bank Indonesia. It also provides for the creation of the Bank Indonesia Supervisory Board, or Supervisory Board, to assist the DPR in conducting oversight of Bank Indonesia’s internal financial management. The Supervisory Board comprises five members chosen by the DPR and appointed by the President for three-year tenures. The January 2004 amendment also stipulates that Bank Indonesia is the lender of last resort to ensure the stability of the financial system. Bank Indonesia’s banking supervision function was transferred to the OJK on December 31, 2013. The latest amendment to the Central Bank Law was in 2008, mainly to amend the collateral requirement on Sharia financing, certain provisions of which were revoked by the Law on Financial System Crisis Prevention and Management enacted in April 2016.

The authorities implement risk mitigation by strengthening micro and macro-prudential surveillance. Micro-prudential surveillance is performed on an individual bank or financial institution in order to ensure the fulfillment of prudential regulations through on-site and off-site supervision. Additionally, macro-prudential surveillance also aims to ensure that prudential regulations are adhered to at the industry level as an aggregate.

Under a framework of strengthening micro-prudential surveillance, a number of measures have been introduced by Bank Indonesia and the OJK to bolster and improve surveillance in order to better anticipate the symptoms of troubled banks on a risk basis, as well as enhance the quality of human resources through training, attachments and certification programs.

In addition, improvements to the tools and methodologies used in surveillance are ongoing in order to reinforce macro-prudential aspects, among others, stress testing, probability of default analysis, transition matrices and other early warning mechanisms. The creation of the financial system safety net also assists authorities to mitigate potential systemic risks that might arise.

OJK has issued banking regulations that are in line with the international standards, such as the Basel framework. In terms of the capital reforms, OJK issued its rule for the Basel III capital framework in December 2013, which was amended in February 2016. These cover (i) raising the quality of regulatory capital, (ii) setting a minimum Tier 1 and CET 1 ratio of 6% and 4.5%, respectively, as well as a minimum capital requirement based on risk profile between 8% to 14%, and (iii) building-up of adequate buffers above the minimum capital requirement based on risk profile (including a capital conservation buffer, countercyclical buffer and capital surcharge for D-SIBs). In 2015, OJK issued regulation regarding D-SIB methodology and capital surcharge application which was applied for the first time in January 2016.

As part of its Basel III implementation policies, OJK issued regulations for the Basel III Liquidity framework, Liquidity Coverage Ratio, or LCR, and Net Stable Funding Ratio, or NSFR. The LCR regulation was issued in December 2015 and requires banks to maintain short-term liquidity through high quality liquid assets that meet their liquidity needs for thirty days. The NSFR regulation was issued in July 2017 and uses NSFR as an indicator to evaluate a bank’s long-term liquidity risk by comparing the amount of stable funding available to the bank with the amount of stable funding required by the bank. It aims to reduce long-term liquidity risk by requiring banks to fund activities from stable and adequate sources of funds.

Under the Financial System Crisis Prevention and Management law, OJK has issued regulations concerning a systemic bank recovery plan in April 2017. These regulations establish the requirements for systemic banks to prepare and submit recovery plans. Systemic banks are also required to have guidelines in relation to the recovery plan in place, which are prepared by taking into account the governance principles supporting the implementation of the recovery plan. Moreover, systemic banks are also obliged to evaluate and perform stress testing in order to assess the adequacy of their recovery plans at least once a year.

As of July 31, 2017, total banking assets were Rp6,911.2 trillion, consisting of assets of commercial banks of Rp6,792.5 trillion and assets of rural credit banks of Rp118.7 trillion.

Islamic Financial System

The Government believes that the Islamic finance banking industry has an opportunity to grow rapidly in Indonesia, which has the largest Muslim population in the world. The industry provides the Muslim community with alternative financial products and services that conform to Sharia principles. These Sharia principles as applied to the Islamic finance banking industry includes Sharia concepts related to mudarabah (profit and loss sharing), wadiah (safekeeping), musharaka (joint venture), murabahah (cost plus), and ijar (leasing). Sharia prohibits riba, or usury, defined as interest paid on all loans of money. Furthermore, investments in some businesses that provide goods or services considered contrary to Islamic principles (such as pork or alcohol) are also considered haraam (sinful and prohibited) under Sharia principles. To assist with the development and growth of Islamic financial services in Indonesia, these alternative financial products are considered an integral part of the banking industry and contribute to enhancing the stability of the Indonesian financial system by supporting national economic development in Indonesia.

In July 2008, the Sharia Banking Law was enacted to facilitate the expansion of the Indonesian Islamic banking industry. The Sharia Banking Law applies Sharia principles to banking for Sharia banks and Sharia divisions of conventional banks, prohibiting the payment and receipt of interest and providing that returns on funds that are distributed or lent out must be based on the actual profits generated. The Sharia Banking Law also prohibits Islamic banking business and transactions that would support practices or products forbidden or discouraged by Sharia principles. This law also requires existing Sharia divisions of commercial banks to operate as separate Islamic commercial banks if such a division’s assets account for at least half of the parent commercial bank’s assets or within 15 years of the enactment of the Sharia Banking Law. The Government believes that this legislation will better position Indonesia as a venue for Islamic banking and finance.

One of the main challenges for Indonesia’s Sharia capital markets is the small number of companies that issue Sharia-compliant products such as Islamic bonds, or Sukuk. For example, of the 93 underwriters licensed by OJK as of September 30, 2017, only 27 were involved in issuances of Sukuk, and only 47 of 87 investment managers licensed by OJK as of September 30, 2017 managed Sharia funds.

The Indonesian Islamic financial industry has been developing under the regulatory authority of OJK (since December 31, 2013) and previously Bank Indonesia, which formulates and publishes a strategic plan for the development of the industry. OJK has established a new strategic plan for the development of Indonesia’s Islamic banking industry for 2015-2019. This new strategic plan is expected to provide guidelines that include detailed initiatives as well as specific objectives for the Sharia banking industry to achieve. This strategic plan for the development of the national Sharia banking industry is recognized as the “Roadmap of Indonesian Islamic Banking 2015-2019” with a view to “establish an Islamic banking industry that provides significant contributions to sustainable economic growth, equitable development, financial system stability and is highly competitive.” The roadmap includes, among others, the following measures: (i) issuance of regulations concerning new Sharia investment products such as project-based Sharia funds, (ii) developing a Sharia-compliant set of securities laws, (iii) building infrastructure that supports the Islamic financial system, including a Sharia stock online trading system, more varied Sharia stock indexes and other systems that support the liquidity of Sukuk, and (iv) development of a Sharia capital markets information technology infrastructure.

OJK and Bank Indonesia have issued various regulations in order to support the growth and development of the Sharia banking industry with due observance to precautionary principles and Sharia principles.

As of July 31, 2017, the assets of Sharia banks were Rp388.7 trillion, or 5.5% of the country’s total banking assets.

The Sharia Non-Bank Financial Industry (Industri keuangan Non Bank Syariah or IKNB Sharia) is also supervised by OJK and consists of the Sharia Insurance Company, the Sharia Pension Fund, the Sharia Financial Institution and other Sharia Financial Service Institutions. OJK issued a regulation to govern the Sharia pension funds which came into force in September 2016. Under the regulation, management of Sharia pension funds may be conducted by way of: (i) establishment of Sharia pension fund, (ii) conversion of pension fund into Sharia pension fund, (iii) formation of Sharia unit in Employee Pension Fund, or (iv) sale of Sharia investment package in financial institution pension fund. There are currently no established Sharia pension funds in Indonesia.

Anti-Money Laundering Regime

Various financial regulatory agencies in the Republic were formed to combat money laundering activities within Indonesia. In 2002, the Government enacted an anti-money laundering law, or 2002 AML Law, and established a financial intelligence unit, the Indonesian Financial Transaction Reports and Analysis Centre, or INTRAC/Pusat Pelaporan Analisis Transaksi Keuangan or PPATK. The PPATK’s duties were later expanded to include matters relating to countering terrorism financing, and consequently, the PPATK was appointed to be the focal point of countering money-laundering and financing of terrorism in Indonesia.

Some of the significant progress made in implementing the Government’s anti-money laundering laws and countering financing of terrorism, or CFT, national strategies in the last few years includes: promulgating a new Anti-Money Laundering Law, namely, Law No. 8 of 2010 on the Prevention and Eradication of Money Laundering Crimes, or 2010 AML Law, and the ratification of the UN Convention against Transnational Organized Crime. The 2010 AML Law came into force on October 22, 2010 replacing the 2002 AML Law, as amended, to be in line with current international standards and best practices.

As part of the implementation of the Government’s policy to prevent and eradicate the crime of money laundering, the PPATK has issued and continues to issue various regulations as further implementation of the 2010 AML Law.

On March 13, 2013, the DPR adopted the Law No. 9 of 2013 on the Prevention and Eradication of the Financing of Terrorism, or Law No. 9. Law No. 9 comprehensively regulates: (i) the criminalization of terrorist financing offenses and other offenses related to terrorism financing offenses; (ii) the application of the principle of recognizing users of financial services; reporting and compliance monitoring; (iii) surveillance activities through a remittance transfer system or through other systems by financial service providers; (iv) control disposition of cash and/or other payment instruments into or outside the Indonesian customs area; (v) blocking mechanisms relating to the movement of cash and/or other payment instruments; (vi) the inclusion in the list of suspected terrorists and terrorist organizations; and (vii) arrangements regarding the setting of the investigation, prosecution, and examination at trial.

Terrorism financing within the scope of Law No. 9 includes acts committed, directly or indirectly, in order to provide, gather, give, or lend funds to those who are known to intend to commit an act of terrorism. In addition to individuals, Law No. 9 regulates the criminalization of terrorist financing to terrorist organizations. Terrorist organizations within Law No. 9 can include a collection of people who have a common goal and that, based on a court decision, have committed an act of terrorism. Parties that are named in lists of terrorist organizations also fall within the scope of Law No. 9.

OJK issued a new regulation concerning the implementation of anti-money laundering and prevention of terrorism financing in financial services sector in March 2017, namely the OJK Regulation No. 12/POJK.01/2017. This regulation requires any financial service provider to identify, assess and understand the risk of money laundering and/or terrorism financing crimes related to customers, countries, geographic areas, products, services, transaction or delivery channels. To perform these types of activities, the financial service provider must establish policies, supervision and maintenance procedures and mitigation of money laundering and terrorism financing risks and establish a special task force and/or appoint an officer to act as a person-in-charge for the implementation of anti-money laundering and anti-terrorism financing programs. The financial service provider is required to submit suspicious financial transaction reports, cash transaction reports and other reports to the PPATK.

Bank Indonesia

Bank Indonesia’s statutory mandate states that “the objective of Bank Indonesia is to achieve and maintain the stability of the Rupiah.” Rupiah stability can be measured in terms of its value vis-à-vis either domestic or external goods. Rupiah stability relative to domestic goods is reflected in the inflation rate, while stability relative to external goods is represented by the exchange rate of the Rupiah against other currencies. Market conditions determine the Rupiah exchange rate, consistent with the floating exchange rate system adopted by Bank Indonesia in August 1997. See “Foreign Exchange and Reserves — Exchange Rates.” Bank Indonesia may, however, continue to use its policy instruments to minimize exchange rate fluctuations.

Bank Indonesia, as a separate legal entity from the Government, has its own assets and its own liabilities. The foreign exchange reserves held by Bank Indonesia are recorded on the assets side of the Bank Indonesia balance sheet, while certain items of foreign debt (such as loans from the IMF) are liabilities of Bank Indonesia.

The following table sets forth the balance sheet of Bank Indonesia and was prepared in accordance with the Monetary and Financial Statistics Manual published by the IMF, as of the dates indicated.

Analytical Balance Sheet of Bank Indonesia

	As of December 31,					As of October 31,
	2012	2013	2014	2015	2016	2017P
	(in billions of Rupiah)
Base Money (M0)	704,843	821,679	918,421	945,916	989,565	1,013,392
Currency in Circulation(1)	439,720	500,020	528,537	586,763	612,545	612,230
Commercial Banks Demand Deposits at Bank Indonesia	239,957	253,655	287,484	308,756	288,824	316,455
Private sector Demand Deposits	133	451	1,397	366	361	109
Bank Indonesia Certificates (SBI)(2)	25,033	67,552	101,002	50,031	87,835	84,598
Factors Affecting Base Money (M0)	704,843	821,679	918,421	945,916	989,565	1,013,392
Net Foreign Assets	1,056,084	1,169,689	1,351,402	1,422,446	1,525,701	1,682,140
Claims on Non-Residents	1,152,721	1,279,282	1,424,331	1,529,331	1,642,137	1,800,595
Liabilities to Non-Resident	(96,636)	(109,593)	(72,929)	(106,886)	(116,436)	(118,455)
Claims on Other Depository Corporations	3,226	2,315	1,489	465	362	261
Liquidity Credits	1,137	1,016	978	56	56	56
Other Claims	2,089	1,300	511	409	307	205
Net claims on central Government	200,520	185,249	168,098	91,814	82,455	41,153
Claims on central Government	252,214	245,029	237,218	241,710	207,515	194,703
Liabilities to central Government	(51,694)	(59,781)	(69,120)	(149,895)	(125,060)	(153,550)
Claims on Other Sectors	13,508	8,116	7,927	7,865	7,505	7,327
Claims on Other Financial Institutions	202	6	1	0	0	—
Claims on Private Sectors	13,306	8,109	7,926	7,865	7,505	7,327
Open Market Operations(3)	(344,565)	(193,362)	(246,403)	(177,243)	(259,798)	(301,249)
Other Liabilities to Commercial & Rural Banks	(50,407)	(68,872)	(74,899)	(83,990)	(80,483)	(80,390)
Deposits included in Broad Money (M2)	—	—	—	—	0	—
Deposits excluded from Broad Money (M2)	(35)	(15)	(17)	(192)	(9)	(30)
Shares and Other Equity	(169,783)	(284,545)	(288,822)	(313,331)	(252,816)	(299,671)
Net Other items	(3,705)	3,106	(353)	(1,918)	(33,352)	(36,149)

Source:    Bank Indonesia

P	Preliminary.
(1)	Currency outside banks plus cash in vault.
(2)	SBI which is used to fulfill the secondary statutory reserve requirement of banks and accounted for as primary money supply components. Included in Base Money since October 2009.
(3)	Consists of total SBI after it is reduced by the SBI used to fulfill the secondary statutory reserve requirement of banks, and is accounted for as a primary money supply component (see footnote 2). Such SBI types include: Syariah SBI, Third Party Syariah SBI, Bank Indonesia Facility, Fine Tune Operation, Government Bonds, State Syariah Negotiable Paper, and Reserve Reverse Repo Government Bonds.

Banks and Other Financial Institutions

The Indonesian financial system consists of banks and non-bank financial institutions. Non-bank financial institutions consist of, among others, insurance companies, pension funds, finance companies, venture capital companies, securities companies, mutual funds, credit guarantee companies and pawn shops.

The following table sets forth the total number of financial institutions in operation and their share of total assets of the financial system as of September 30, 2017.

Indonesian Financial Institutions as of September 30, 2017

	Number of institutions	Assets*	Percentage of total assets
		(in trillions of Rupiah)	(%)
Banking:
Commercial banks	115	7,150.0	74.2
Rural credit banks	1,622	121.6	1.3

Total banking	1,737	7,271.9	75.4

Insurance:
Life insurance	61	519.2	5.4
General insurance & Reinsurance	86	148.9	1.5
Social insurance(1)	5	450.3	4.7

Total insurance	152	1,184.4	72.3

Pension funds:
Financial institution pension funds	24	75.7	0.8
Employer pension funds	214	183.3	1.9

Total pension funds	249	258.9	2.7

Finance companies(2)	198	468.1	4.9
Venture capital companies	67	11.9	0.1
Securities companies(3)(4)	114	40.3	0.4
Mutual funds (collective investment schemes, not institutions)	1,425	338.8	3.5
Credit guarantee companies	23	17.3	0.2
Pawn shops	12	48.3	0.5

Total	3,977	9,639.9	100.00

Sources:    OJK

*	Unaudited other than in respect of Banking, Securities Companies, and Mutual Funds.
(1)	Social insurance encompasses traffic and public transportation, health social security programs, worker social security programs and insurance for civil servants and the armed forces.
(2)	Finance companies provide financing for leasing, factoring, consumer finance and credit cards.
(3)	Includes 21 securities companies that are not members of a securities exchange but act as broker-dealers.
(4)	Assets as of December 31, 2016.

Indonesian banks are divided into two categories: commercial banks and rural banks. Both commercial and rural banks may operate under either conventional banking principles or under Sharia principles.

The OJK is responsible for the regulation and supervision of the insurance industry. Development of this sub-sector has required the implementation of more robust regulatory requirements and, in particular, improved capital requirements, including requirements to continuously maintain a specified ratio of risk-weighted assets to risk-weighted liabilities.

Pension funds are divided into two categories: employer pension funds and financial institution pension funds. Employer pension funds may be run either as defined benefit plans or as defined contribution plans, while financial institution pension funds may only be run as defined contribution plans.

Indonesia’s other non-bank financial institutions include finance companies, guarantee companies, venture capital companies, Indonesia export credit agencies, infrastructure financing companies and secondary mortgage facilities companies.

Bank Assets and Liabilities

The following table sets forth the consolidated balance sheets of the commercial banks as of the dates indicated.

Consolidated Balance Sheet of Commercial Banks

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017P
	(in trillions of Rupiah)
Assets
Loans	2,725.7	3,319.8	3,706.5	4,092.1	4,413.4	4,580.5
Interbank Assets	166.6	171.9	182.4	211.9	207.1	251.2
Placements at Bank Indonesia	580.7	506.5	569.0	685.6	717.8	688.9
Securities (including Government Bonds)	429.9	520.6	636.7	660.8	860.5	982.3
Equity Participation	15.1	15.7	21.0	25.6	33.9	36.5
Other Claims	176.5	183.1	245.4	155.5	171.3	291.6
Others	168.1	236.9	254.2	297.7	325.8	339.3

Total Assets	4,262.6	4,954.5	5,615.2	6,129.4	6,729.8	7,150.3

Liabilities
Third Party Funds	3,225.2	3,603.6	4,114.4	4,413.1	4,836.8	5,142.9
Liabilities owed to Bank Indonesia	1.9	1.8	2.1	0.7	0.8	1.5
Interbank Liabilities	124.7	115.8	133.0	161.1	168.5	192.7
Securities	42.1	54.5	54.3	65.5	93.2	108.1
Borrowing	75.3	112.9	145.9	177.7	179.7	181.1
Other Liabilities	60.3	85.1	120.7	109.6	100.7	88.9
Guarantee Deposits	5.0	5.9	5.6	6.3	5.2	5.1
Others	202.7	352.2	317.1	383.9	432.3	436.2
Capital:
Paid in Capital	123.3	138.1	153.4	164.3	176.7	193.4
Reserves	38.7	50.6	67.6	81.7	64.8	65.0
Current Earnings/Loss	92.8	106.7	112.2	104.6	106.5	99.9
Retained Earnings/Loss	150.0	201.1	256.6	323.8	411.2	474.5
Estimates of Additional Paid in Capital	89.4	92.6	97.9	96.2	111.7	121.7
Others	31.2	33.6	34.4	40.9	41.7	44.4

Total Liabilities	4,262.6	4,954.5	5,615.2	6,129.4	6,729.8	7,150.3

Source:    Bank Indonesia up to December 31, 2013. OJK from January 1, 2014 onwards.

P	Preliminary.

The following table shows the average capital adequacy ratio of the banking system as of the dates indicated:

Average Capital Adequacy Ratios

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017P
	(percentages)
CAR	17.4	18.1	19.6	21.4	22.9	23.3

Source:    Bank Indonesia and OJK

P	Preliminary.

Non-Performing Loans

Since the beginning of 2005, Indonesian banks have been required to calculate their non-performing loans, or NPLs, using international best practices-based standards that require banks to classify as “non-performing” all loans to any borrower if any of that borrower’s loans are non-performing. Banks nationwide are required to apply the same uniform loan classification system to all loans meeting one of three criteria: (i) loans greater than Rp10 billion that are made to one borrower or one similar project; (ii) loans between Rp1 billion and Rp10 billion that are made to one of the 50 largest debtors of the lending bank; and (iii) loans based on joint financing to one borrower or one project.

The following table shows the gross NPL ratios as of the dates indicated.

Non-Performing Loans Ratios

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017P
	(percentages)
Gross NPL ratio	1.9	1.8	2.2	2.4	2.9	2.9

Source:    Bank Indonesia and OJK

P	Preliminary.

Capital Markets and Capital Markets Regulation

The Indonesian capital markets are regulated by the OJK, which superseded the Capital Markets and Financial Institutions Supervisory Agency (Badan Pengawas Pasar Modal dan Lembaga Keuangan or Bapepam-LK) and assumed its duties and functions when Bapepam-LK and the Ministry of Finance’s Directorate General of Financial Institution, or DJLK, were merged into a single unit on December 31, 2012.

The regulatory framework for the Indonesian capital markets is provided by the Capital Markets Law No. 8 of 1995 on Capital Markets, or Capital Markets Law. The Capital Markets Law granted the original regulatory authority (and its successors, including OJK) authority in the fields of regulation, development, supervision and law enforcement. The law also provides the authority and responsibilities of self-regulatory organizations, capital market institutions, professionals and firms conducting business in the capital markets. According to the Capital Markets Law, OJK is responsible for the guidance, regulation and day-to-day supervision necessary to implement orderly, fair and efficient capital markets and to protect the interests of investors and the public.

Over the past few years, OJK has introduced rules to strengthen its supervisory and enforcement capacity over Indonesia’s capital markets and to promote sound and transparent capital markets. It has exercised its authority over publicly listed companies by issuing new corporate governance regulations to make corporate management and audit committees more directly responsible for financial reports. OJK has also issued revised regulations on the content of listed companies’ annual reports, general meeting of shareholders, board of directors and board of commissioners, remuneration and nomination committees, and corporate secretary.

The following table sets forth key indicators regarding the Indonesian Stock Exchange (Bursa Efek Indonesia or IDX) and any securities traded on the IDX as of September 30, 2017.

Indonesian Stock Exchange

IDX
Market capitalization (in trillions of Rupiah)	6,473.4
Listed shares (in billions of shares)	4,380.9
Average daily transaction value (in billions of Rupiah)(1)	6,633.5
Average daily transaction volume (in millions of shares)(1)	8,964.8

Source:    OJK and IDX

(1)	For the nine months ended September 30, 2017.

As the largest Muslim country in the world, Indonesia has been engaged in an initiative to establish a legal framework for the development of an investor market in Indonesia for Sharia-compliant securities, which are securities that comply with the tenets of Islamic legal principles. The OJK and Bapepam-LK issued various regulations on the form and issuance of Sharia-compliant commercial paper and mutual funds to enhance the growth of the Sharia-compliant securities industry and to provide alternative mutual fund products to investors within Indonesia as well as to attract Muslim investors outside Indonesia.

The IDX, a self-regulatory body, has two indices based on Sharia stock, the Jakarta Islamic Index, or JII, and the Indonesia Sharia Stock Index, or ISSI.

The JII is a stock market index established on the Indonesian Stock Exchange. The JII was launched in 2000 and consists of the 30 largest Sharia-compliant listings by market capitalization and average liquidity in the regular market. As of September 30, 2017, the market capitalization of the JII was Rp2,188.1 trillion.

The IDX launched the ISSI on May 12, 2011. The ISSI comprised of 359 Sharia stocks which are listed on the Indonesia Stock Exchange as of October 31, 2017. As of September 29, 2017, the market capitalization of the ISSI was Rp3,490.7 trillion.

Monetary Policy

Bank Indonesia conducts its monetary policy under two principles: first, inflation targeting framework, or ITF, was adopted as the anchor of monetary policy. Second, a floating exchange rate system was introduced under which Bank Indonesia may intervene in the foreign exchange market, but the objective of Bank Indonesia’s intervention is not to achieve a particular exchange rate level but to avoid excessive volatility.

Bank Indonesia adopted the ITF in July 2005. It replaced the previous monetary policy that used base money as the monetary policy target. At the operational level, the monetary policy stance is reflected in the setting of the policy rate, BI Rate, with the expectation of influencing money market rates and in turn the deposit rates and lending rates in the banking system. Changes in these rates will ultimately influence inflation. While other factors in the economy are also taken into account, Bank Indonesia will normally raise the BI Rate if future inflation is forecasted ahead of the established inflation target. Conversely, Bank Indonesia will lower the BI Rate if future inflation is predicted below the inflation target.

In order to strengthen its monetary policy framework, Bank Indonesia introduced a new benchmark rate effective from August 19, 2016, namely the Bank Indonesia 7-Day Reverse Repo Rate, or BI Repo Rate, to replace the BI Rate. The BI Repo Rate changes the tenor of the policy rate from a 360 day tenor (used in the BI Rate) to 7-day tenor money market rates. The change aims to improve the effectiveness of monetary policy in influencing money market rates and bank rates, both lending and funding rates. The enhancement is directed to strengthen the effectiveness of policy rate setting as a tool to achieve monetary policy operational targets as reflected in the overnight interbank rates.

Implementation of the BI Repo Rate is also complemented by normalization of the interest rate corridor in which the Lending Facility, or LF, and the Deposit Facility, or DF, are positioned symmetrically from the BI Repo Rate at a spread of 75 basis points, or bps.

In order to ensure financial and macroeconomic stability, Bank Indonesia also deploys a variety of policy instruments (policy mix approach) which consist of (i) policy rate to anchor inflation expectation complemented by (ii) exchange rate flexibility to lessen pressure on current account, (iii) capital flow management to dampen short-term excessive volatility of exchange rate, (iv) appropriate macro-prudential measures, and (v) ensure good communication to the public. Bank Indonesia also pursues financial market deepening to support the stability of the Rupiah exchange rate and enhance the effectiveness of transmission of monetary policy.

In October 2016, Bank Indonesia lowered the BI Repo Rate by 25 bps from 5.00% to 4.75%, while also lowering the DF and LF rates by 25 bps to 4.0% and 5.5%, respectively.

In November 2016, Bank Indonesia held the BI Repo Rate at 4.75%, while maintaining the Deposit Facility and Lending Facility rates at 4.00% and 5.50%, respectively. The decision to maintain the BI Repo Rate reflects Bank Indonesia’s response to increasing uncertainty in the global financial markets following the US elections against a stable domestic macroeconomic backdrop, as reflected by low inflation and a narrower current account deficit.

In its subsequent monthly meetings from December 2016 through July 2017, Bank Indonesia held the BI Repo Rate at 4.75%, while maintaining the DF and LF rates at 4.00% and 5.50%, respectively. These decisions reflected Bank Indonesia’s efforts to maintain macroeconomic and financial system stability, while preserving the recovery momentum of the domestic economy in light of the uncertain direction of US economic, monetary and trade policies, the geopolitical risks in Europe and in the Korean Peninsula, the rising global inflation and domestic risks related to the impact of administered prices in response to inflation.

In August 2017, Bank Indonesia lowered the BI Repo Rate by 25 bps from 4.75% to 4.50%, while also lowering the DF and LF rates by 25 bps to 3.75% and 5.25%, respectively. The decision to lower rates reflected Bank Indonesia’s belief that monetary policy may be eased given the lower inflation rates projected for 2017 and 2018 and a controlled current account deficit. In addition, Bank Indonesia believes that external risks may be caused by the Federal Open Market Committee of the United States Federal Reserve increasing the Federal Funds Rate (the interest rate at which depository institutions lend reserve balances to other depository institutions overnight) and its intention to decrease over time the size of its balance sheet are diminishing. The monetary policy easing is expected to reinforce intermediation in the banking sector, strengthen financial system stability as well as support higher economic growth.

In September 2017, Bank Indonesia lowered the BI Repo Rate by 25 bps from 4.50% to 4.25%, while also lowering the DF and LF rates by 25 bps to 3.50% and 5.00%, respectively. These rate cuts are expected to support the ongoing improvements in banking intermediation and domestic economic recovery. Bank Indonesia estimated that this policy rate level was sufficient and aligned with forecasted inflation levels and other macroeconomic indicators.

In October 2017, Bank Indonesia maintained the BI Repo Rate at 4.25%, while maintaining the DF and LF rates at 3.50% and 5.00%, respectively. The decision to maintain the rate level is consistent with efforts to maintain macroeconomic and financial system stability, while stimulating domestic economic recovery and remaining mindful of prevailing domestic and global economic dynamics. Bank Indonesia considers the current policy rate to be adequate to maintain inflation at the targeted level and maintain a reasonable current account deficit.

Money Supply

Bank Indonesia tracks several different measures of money supply. Base money includes currency (bank notes and coins in circulation) and demand deposits of commercial banks at Bank Indonesia, or Base Money. Narrow money consists of currency plus Rupiah-denominated demand deposits in commercial banks, interbank transfers for customers which have not cleared through the banking system and matured (but uncollected) time deposits at commercial banks, or Narrow Money. Broad money consists of Narrow Money plus quasi-money, which includes time deposits and savings deposits in Rupiah and deposits in foreign currencies.

The following table sets forth the money supply for the periods indicated.

Money Supply

	Money
End of period	Base money	Currency	Demand deposits	TotalM1	Quasi- money	TotalM2
	(in billions of Rupiah)
2012	704,843	361,897	479,755	841,652	2,455,435	3,307,508
2013	821,679	399,609	487,475	887,084	2,820,521	3,730,409
2014	918,421	419,262	522,960	942,221	3,209,475	4,173,327
2015	945,916	469,534	585,906	1,055,440	3,479,961	4,548,800
2016	989,565	508,124	729,519	1,237,643	3,753,809	5,004,977
As of September 30, 2017P	1,005,060	523,488	781,006	1,304,494	3,929,558	5,252,770

Source:    Bank Indonesia

P	Preliminary.
M1	Narrow Money.
M2	Broad Money.

	Factors affecting money supply
End of period	Foreign assets (net)	Claims on central Government (net)(1)	Claims on business sectors	Other items (net)(2)
	(in billions of Rupiah)
2012	965,442	389,827	2,581,327	17,778
2013	1,011,361	406,611	3,098,305	34,146
2014	1,105,783	416,608	3,488,677	49,733
2015	1,176,638	491,127	3,822,128	57,313
2016	1,298,938	519,065	4,115,821	79,272
As of September 30, 2017P	1,530,606	463,372	4,276,839	113,596

Source:    Bank Indonesia

P	Preliminary.
(1)	Claims on the Government are Rupiah-denominated claims which are included net of the Government’s deposits with the banking system.
(2)	Includes capital accounts, SDR allocations and inter-system accounts.

In 2012, Broad Money increased by 15.0%, mainly due to an increase in Rupiah time deposits and saving deposits. Quasi Money increased by 14.7%, primarily due to an increase in foreign currency deposits and savings deposits. Narrow Money increased by 16.4%. Growth in Narrow Money was mainly driven by increasing demand in Rupiah deposits in line with growth in lending.

In 2013, Broad Money increased by 12.8%, less than the 15.0% increase in the prior, primarily due to lower net domestic assets in the midst of minimum net foreign assets. Quasi Money increased by 14.9% compared to the 14.7% increase in the prior year, primarily due to an increase in foreign currency deposits. Narrow Money growth slowed to 5.4% compared to the 16.4% increase in the prior year, primarily due to a decline in Rupiah demand deposits and the downturn of currency outside commercial and rural banks.

In 2014, Broad Money increased by 11.9% compared to the 12.8% increase resulting from slower Government expansion. Quasi money growth slowed to 13.8% compared to the growth of 14.9% in the prior year, primarily due to sharp decline in foreign currency deposits (consisting of, time deposits, saving deposits and demand deposits). Narrow Money growth increased by 6.2% compared to the increase of 5.4% in the prior year, driven by increasing growth of Rupiah demand deposits.

In 2015, Broad Money growth slowed to 8.9% compared to the increase of 11.9% in the previous year resulting from lower growth in quasi-money. Quasi-money growth deceased to 8.4% from the 13.8% increase in 2014, primarily due to a decline in time deposits. Narrow Money growth increased by 12.0% compared to the increase of 6.2% in the previous year, primarily due to an increase in currency outside commercial and rural banks as well as Rupiah demand deposits.

In 2016, Broad Money grew by 10.0% compared to 8.9% in the previous year, due to accelerated growth in Narrow Money. Quasi-money decreased to 7.9% compared to the 8.4% increase in the previous year, due to a decline in foreign currency deposits. Narrow Money increased to 17.3% compared to the 12.0% increase in the previous year, mainly due to an increase in currency outside commercial and rural banks as well as Rupiah demand deposits.

As of September 30, 2017, Broad Money grew by 10.9% compared to 5.1% in the same period in 2016, due to accelerated growth in Narrow Money and Quasi-money. Narrow Money growth increased by 15.9% as of September 30, 2017, compared to 5.9% in the same period in 2016, due to an increase in Rupiah demand deposits. Quasi-money increased by 9.2% as of September 30, 2017, compared to 5.1% in the same period in 2016.

Government Budget

Fiscal Policy

Since 2001, the focus of the Government’s fiscal policy has been to promote fiscal consolidation and reduce Government debt gradually in order to achieve fiscal sustainability. As a result of the overall macroeconomic situation and current policy challenges, since 2006, the Government has also focused fiscal policy on providing a modest degree of stimulus to the overall economy, within the constraints of the Government’s overall fiscal situation.

Central Government Revenues and Expenditures

	Year Ended December 31,
	2012L	2013L	2014L	2015L	2016L	2016RR	2017R	2017A	2018C
		(in trillions of Rupiah)
Revenues and grants:
Domestic revenue
Tax revenue	980.5	1,077.3	1,146.9	1,240.4	1,285.0	1,539.2	1,472.7	878.9	1,618.1
Non-tax revenue	351.8	354.8	398.6	255.6	262.0	245.1	260.2	217.9	275.4
Total domestic revenue	1,332.3	1,432.1	1,545.5	1,496.0	1,546.9	1,784.2	1,733.0	1,096.8	1,893.5
Grants	5.8	6.8	5.0	12.0	9.0	2.0	3.1	2.5	1.2

Total revenues and grants	1,338.1	1,438.9	1,550.5	1,508.0	1,555.9	1,786.2	1,736.1	1,099.3	1,894.7

Expenditures:
Central government expenditures	1,010.6	1,137.2	1,203.6	1,183.3	1154.0	1,306.7	1,367.0	808.4	1,454.5
Transfer to regions and rural fund(1)	480.6	513.3	573.7	623.1	710.3	776.3	766.3	566.6	766.2
Total central and transfer expenditures	1,491.2	1,650.5	1,777.3	1,806.4	1,864.3	2,082.9	2,133.3	1,375.0	2,220.7
Suspend(2)	0.2	0.1	(0.1)	0.1	—	—	—	—	—

Total expenditures	1,491.4	1,650.6	1,777.2	1,806.5	1,864.3	2,082.9	2,133.3	1,374.0	2,220.7

Primary balance(3)	(52.8)	(98.6)	(93.3)	(142.5)	(125.6)	(105.5)	(178.0)	(102.9)	(87.3)

Surplus/(deficit)	(153.3)	(211.7)	(226.7)	(298.5)	(308.3)	(296.7)	(397.2)	(275.7)	(325.9)

Financing:(4)(5)
Debt financing	140.8	223.2	255.7	380.9	403.0	371.6	461.3	360.0	399.2
Investment financing	(25.7)	(16.9)	(8.9)	(59.7)	(89.1)	(94.0)	(59.7)	(0.14)	(65.7)
On-Lending	2.8	0.3	2.5	1.5	1.7	0.5	(3.7)	2.3	(6.7)
Government guarantee	—	(0.7)	(1.0)	—	(0.7)	(0.7)	(1.0)	—	(1.1)
Other financing	57.3	31.4	0.5	0.3	19.6	19.3	0.3	0.3	0.2

Total Financing	175.2	237.4	248.9	323.1	334.5	296.7	397.2	362.2	325.9

Source:    Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
RR	Central Government revenues and expenditures included in the assumptions for the 2016 Revised Budget.
R	Central Government revenues and expenditures included in the assumptions for the 2017 Revised Budget.
C	Central Government revenues and expenditures included in the assumptions for the 2018 Budget.
A	Preliminary for the nine months ended September 30, 2017.
(1)	Starting from the fiscal year, or FY, 2015, central Government allocates rural fund based on law number 6/2014.
(2)	Realized expenditures calculated by the Ministry of Finance differed from the figures calculated by line ministries and such discrepancies have been subtracted and added, respectively, to totals for such years after the fiscal year is over. “Suspend” is not reported in the current year.
(3)	Primary balance represents revenues minus expenditures excluding interest expenditures.
(4)	In 2012, total financing of Rp175.2 trillion exceeded the budget deficit of Rp153.3 trillion and the Government added the difference of Rp21.9 trillion to its reserves. In 2013, total financing of Rp237.4 trillion exceeded the budget deficit of Rp211.6 trillion and the Government added the difference of Rp25.7 trillion to its reserves. In 2014, total financing of Rp248.9 trillion exceeded the budget deficit of Rp226.7 trillion and the Government added the difference of Rp22.2 trillion to its reserves. In 2015, total financing of Rp323.2 trillion exceeded the budget deficit of Rp298.5 trillion and the Government added the difference of Rp24.7 trillion to its reserves. In 2016, total financing of Rp330.6 trillion exceeded the budget deficit of Rp305.4 trillion and the Government added the difference of Rp25.2 trillion to its reserves.
(5)	As of FY 2017, the Financing line items have been reclassified and the previously reported data has been restated across the periods shown.

2017 Budget

On November 18, 2016, the DPR and the President enacted the law on state budget year 2017, or 2017 Budget.

Policies underlying the 2017 Budget are aimed at supporting the Government’s development targets, primarily supporting sustainable growth and employment, poverty eradication, inequality reduction and maintaining balance with fiscal resilience and controlling risk.

The main policies underlying the 2017 Budget include: (i) optimization of state revenue, mainly through taxation, (ii) emphasis on priority spending to accelerate infrastructure development and reduction of poverty and the social gap and (iii) stronger risk management, including managing the deficit and debt ratios to achieve fiscal sustainability.

The key macroeconomic assumptions underlying the 2017 Budget, as compared to the Revised 2016 Budget, are as follows:

•	a real GDP growth rate of 5.1% in the 2017 Budget, compared to 5.2% in the Revised 2016 Budget;

•	an inflation rate of 4.0% in the 2017 Budget, the same as the Revised 2016 Budget;

•	three-month Indonesian treasury bills yield of 5.3% in the 2017 Budget, compared to 5.5% in the Revised 2016 Budget;

•	an exchange rate of Rp13,300 to U.S.$1 in the 2017 Budget, compared to Rp13,500 to U.S.$1 in the Revised 2016 Budget;

•	average oil production by the Republic of 815 thousand barrels of oil per day in the 2017 Budget, compared to 820 thousand barrels of oil per day in the Revised 2016 Budget;

•	gas production by the Republic of 1.15 million barrels of oil equivalent of gas per day in the 2016 Budget, the same target as in the Revised 2016 Budget;

•	an average ICP of U.S.$45 per barrel in the 2017 Budget, compared to U.S.$40 per barrel in the Revised 2016 Budget; and

•	a revised projected nominal GDP of Rp13,716.7 trillion in the 2017 Budget (calculated at current market prices), compared to Rp16,626.5 trillion in the Revised 2016 Budget (calculated at current market prices).

The Government continues to seek to optimize the contribution of non-tax revenue as one of the sources of state revenue in light of current conditions and expected challenges in 2017. Based on macroeconomic assumptions underlying the 2017 Budget, non-tax revenue is targeted at Rp250.0 billion, an increase of 2.0% compared to the Revised 2016 Budget.

The 2017 Budget includes a target fiscal deficit of 2.41% of the projected GDP in 2016, compared to 2.35% in the Revised 2016 Budget. Total expenditure under the 2017 Budget is estimated at Rp2,080.5 trillion, a decrease of Rp2.5 trillion compared to the Revised 2016 Budget. The 2017 Budget total revenue (including grants) amounts to Rp1,750.3 trillion, a decrease of Rp35.9 trillion compared to the Revised 2016 Budget. Allocation of the transfer to region and rural funds increased to Rp764.9 trillion, higher than the Ministry/Agencies allocation of Rp763.6 trillion in the Revised 2016 Budget.

Tax revenues comprise the biggest portion of revenue targets in the 2017 Budget. In 2017, tax policies primarily aim to (i) optimize tax revenue to improve the tax ratio and fulfillment of state budget needs, (ii) improve people’s purchasing power, investment, and the competitiveness of national industries, (iii) encourage the downstreaming of domestic businesses, (iv) control consumption of particular goods with negative externalities, (vi) increase tax compliance, (vii) support information transparency in the international taxation field and preventing tax evasion, and (viii) improve the quality of service and competence of human resource in order to optimize tax revenue.

In the 2017 Budget, the main policies underlying the central Government’s expenditure are: (i) improvement of public service through bureaucratic reform policies and continuous improvement of the welfare of government officials, (ii) continuous improvement in non-priority spending efficiencies, (iii) allocation of 20% of the state budget to the education budget and 5% of the state budget to health, (iv) allocation of a significant portion of the budget to support the acceleration of infrastructure development, (v) supporting the sustainability of social security health programs, (vi) accelerating the reduction of poverty and inequalities through the expansion of social protection programs, (vii) continuing the development of priority programs in the areas of education, health, agriculture, energy, maritime and marine, tourism and industries.

The 2017 Budget allocates Rp764.9 trillion for the transfer to regions and rural fund, Rp677.1 trillion to the balanced fund, Rp92.8 trillion to the revenue sharing funds, Rp410.8 trillion to the general allocation funds and Rp173.4 trillion to the specific purpose funds. The allocation to the rural funds increased from Rp47.0 trillion in the Revised 2016 Budget to Rp60.0 trillion in the 2017 Budget.

To preserve fiscal sustainability, the deficit target in the 2017 Budget is approximately 2.41% of GDP, within the safe harbor limit of 3.0% of GDP mandated by law. The 2017 Budget projects a deficit of Rp330.2 trillion. The Government expects to finance the projected deficit from both domestic and international sources. Rp357.0 trillion in 2017 is expected to be sourced domestically (Rp400.0 trillion is the net target to be achieved by issuing Government securities).

Revised 2017 Budget

The 2017 Revised Budget was approved on July 26, 2017. The key macroeconomic assumptions underlying the 2017 Revised Budget, as compared to the 2017 Budget, are as follows:

•	a real GDP growth rate of 5.2% in the 2017 Revised Budget, compared to 5.1% in the 2017 Budget;

•	an inflation rate of 4.3% in the 2017 Revised Budget, compared to 4.0% in the 2017 Budget;

•	three-month Indonesian treasury bills yield of 5.2% in the 2017 Revised Budget, compared to 5.3% in the 2017 Budget;

•	an exchange rate of Rp13,400 to U.S.$1 in the 2017 Revised Budget, compared to Rp13,300 in the 2017 Budget;

•	average oil production by the Republic of 815 thousand barrels of oil per day in the 2017 Revised Budget, the same as in the 2017 Budget;

•	gas production by the Republic of 1.15 million barrels of oil equivalent of gas per day in the 2017 Revised Budget, the same as in the 2017 Budget;

•	an average ICP of U.S.$48 per barrel in the 2017 Revised Budget, compared to U.S.$45 per barrel in the 2017 Budget; and

•	a revised projected nominal GDP of Rp13,613.2 trillion in the 2017 Revised Budget (calculated at current market prices), compared to Rp13,716.7 trillion in the 2017 Budget (calculated at current market prices).

The 2017 Revised Budget includes a target fiscal deficit of 2.9% of the projected GDP in 2016, compared to 2.4% in the Revised 2016 Budget. Total expenditure under the 2017 Revised Budget is estimated at Rp2,133.3 trillion, an increase of Rp50.4 trillion compared to the Revised 2016 Budget. The 2017 Revised Budget total revenue (including grants) amounts to Rp1,736.1 trillion, a decrease of Rp50.1 trillion compared to the Revised 2016 Budget. Allocation of the transfer to region and rural funds increased to Rp766.3 trillion, higher than the Ministry/Agencies allocation of Rp763.6 trillion in the Revised 2016 Budget.

The Revised 2017 Budget allocates Rp678.6 trillion to the balanced funds, Rp95.4 trillion to the revenue sharing funds, Rp398.6 trillion to the general allocation funds and Rp184.6 trillion to the specific purpose allocation funds. The allocation to the rural fund increased from Rp47.0 trillion in the Revised 2016 Budget to Rp60.0 trillion in the 2017 Revised Budget.

To preserve fiscal sustainability, the deficit target in the 2017 Revised Budget is approximately 2.9% of GDP, within the safe harbor limit of 3.0% of GDP mandated by law. The 2017 Revised Budget projects a deficit of Rp397.2 trillion. The Government expects to finance the projected deficit mainly from Government securities with net issuances of Rp467.3 trillion.

Realization of 2017 Budget

The key macroeconomic results for the nine months ended September 30, 2017, as compared with the key macroeconomic assumptions underlying the 2017 Budget, are as follows:

•	a real GDP growth rate of 5.2%, the same as in the Revised 2017 Budget;

•	an inflation rate of 3.7%, compared with 4.3% in the Revised 2017 Budget;

•	a three-month Indonesian treasury bills yield of 5.0%, compared with 5.2% in the Revised 2017 Budget;

•	an exchange rate of Rp13,331 to U.S.$1, compared with Rp13,400 to U.S.$1 in the Revised 2017 Budget;

•	average oil production by the Republic of 794.2 thousand barrels of oil per day, compared with 815.0 thousand barrels of oil per day in the Revised 2017 Budget;

•	average gas production by the Republic of 1.11 million barrels of oil equivalent of gas per day, compared with 1.15 million barrels of oil equivalent of gas per day in the Revised 2017 Budget; and

•	an average ICP of U.S.$48.9 per barrel, compared with U.S.$48 per barrel in the Revised 2017 Budget.

The realization of total revenue (including grants) for the first nine months of 2017 was Rp1,099.3 trillion, or 63.3% of the targeted amount set out in the Revised 2017 Budget. This was mainly due to lower economic growth in the nine months ended September 30, 2017 as compared with the projected growth in the 2017 Budget. Total revenue consisted of Rp878.9 trillion in tax revenue and Rp217.9 trillion in non-tax revenue. During the first nine months of 2017, total state expenditure realization amounted to Rp1,374.9 trillion or 64.5% of the projected expenditure in the 2017 Budget. Total state expenditure consisted of Rp808.4 trillion in central Government expenditure and Rp566.6 trillion in transfers to regions and rural funds.

2018 Budget

Policies underlying the proposed 2018 Budget are aimed at supporting the development targets, primarily supporting sustainable growth and employment, poverty eradication, inequality reduction and maintaining balance with fiscal resilience and controlling risk.

The key macroeconomic assumptions underlying the 2018 Budget, as compared to the Revised 2017 Budget, are as follows:

•	a real GDP growth rate of 5.4% in the 2018 Budget, compared to 5.2% in the Revised 2017 Budget;

•	an inflation rate of 3.5% in the 2018 Budget, compared to 4.3% in the Revised 2017 Budget;

•	three-month Indonesian treasury bills yield of 5.2% in the 2018 Budget, the same as in the Revised 2017 Budget;

•	an exchange rate of Rp13,400 to U.S.$1 in the 2018 Budget, the same as in the Revised 2017 Budget;

•	average oil production by the Republic of 800 thousand barrels of oil per day in the 2018 Budget, compared to 815 thousand barrels of oil per day in the Revised 2017 Budget;

•	gas production by the Republic of 1.2 million barrels of oil equivalent of gas per day in the 2018 Budget, compared to 1.15 million barrels of oil equivalent of gas per day in the Revised 2017 Budget;

•	an average ICP of U.S.$48 per barrel in the 2018 Budget, the same as in the Revised 2017 Budget t; and

•	a projected nominal GDP of Rp14,850.5 trillion in the 2018 Budget (calculated at current market prices), compared to Rp13,613.2 trillion in the Revised 2017 Budget (calculated at current market prices).

The Government continues to seek to strengthen and widen the sources of central Government revenue by focusing on increasing the share of tax revenue to 11.5% of GDP, primarily supported by higher income tax and excise and customs tax revenue. This goal is supported through the successful tax amnesty program implemented from 2015 to 2017 and the Government intends to implement legislation in 2018 relating to open access of tax-related financial information. Based on macroeconomic assumptions underlying the 2018 Budget, tax revenue is targeted at Rp1,618.1 trillion, an increase of 9.9% compared to the Revised 2017 Budget.

The 2018 Budget projects a deficit of Rp325.9 trillion. The Government expects to finance the projected deficit from both domestic and international sources. Total expenditure under the 2018 Budget is estimated at Rp2,220.7 trillion, an increase of Rp87.4 trillion compared to the Revised 2017 Budget. The 2018 Budget total revenue (including grants) amounts to Rp1,894.7 trillion, an increase of Rp158.6 trillion compared to the Revised 2017 Budget. Money allocated for transfer to region and rural funds decreased to Rp766.2 trillion, lower than the Ministry/Agencies allocation of Rp776.3 trillion in the Revised 2017 Budget. To preserve fiscal sustainability, the deficit target in the 2018 Budget is approximately 2.19% of GDP compared to 2.9% in the Revised 2017 Budget, within the safe harbor limit of 3.0% of GDP mandated by law.

The Government intends to pursue a structural reform in terms of spending that will move away from consumptive spending towards productive spending. The goal is to boost economic growth, alleviate poverty and create more jobs. The Government intends to pursue these goals by further improving the fuel subsidy and electricity subsidy scheme as well as issuing new regulations to accelerate infrastructure spending. The oil price in the 2018 Budget is assumed at U.S.$48/barrel, the same as in the Revised 2017 Budget and an assumed exchange rate at Rp13,400 per U.S.$1 and production of 800 thousand barrels per day.

Fuel subsidies (kerosene and diesel fuel) and the subsidy for 3kg liquefied petroleum gas, or 3kg LPG, is budgeted at Rp46.9 trillion. The main policy reasons for the continuation of the limited subsidy support for fuel and 3kg LPG are to increase and develop the construction of an urban gas network for households and to increase the role of local government in controlling and supervising the consumption of subsidized fuel and 3kg LPG. In addition, electricity subsidies are budgeted at Rp47.7 trillion.

The allocation for central Government expenditures in the 2018 Budget is Rp1,454.5 trillion, higher than the Rp1,351.6 trillion in the Revised 2017 Budget. Central Government expenditures in in the 2018 Budget are directed at: (i) poverty alleviation by increasing the Program Keluarga Harapan, a poverty alleviation program, to 10 million beneficiary families from 6 million in 2017 as well as increasing coverage of the Bantuan Pangan Non Tunai food program, (ii) accelerating infrastructure development through 856 km of road construction and 781 km irrigation construction, (iii) further development of the agriculture, tourism, and fisheries sectors, (iv) reform of government bureaucracy to improve civil servant management and the provision of civil services and (v) defense and democracy through the allocation for minimum essential forces, or MEF, and preparation for the 2019 presidential election.

Central Government Finances

The following table sets forth information regarding the revenues and expenditures of the central Government for the periods indicated.

Central Government Revenues.

The following table sets forth central Government revenues by category for the periods indicated.

Central Government Revenues

	Year Ended December 31,						Nine Months Ended September 30,
	2012L	2013L	2014L	2015L	2016L	2017R	2017A
	(in trillions of Rupiah)
Domestic revenue:
Tax revenue:
Domestic tax
Income tax:
Oil and gas	83.5	88.7	87.4	49.7	36.1	41.8	38.6
Non-oil and gas	381.6	417.7	458.7	552.6	630.1	742.2	418.0
Total income tax	465.1	506.4	546.2	602.3	666.2	784.0	851.6
Value added tax (VAT)	337.6	384.7	409.2	423.7	412.2	475.5	307.3
Land and building tax	29.0	25.3	23.5	29.3	19.4	15.4	1.9
Excises	95.0	108.5	118.1	144.6	143.5	153.2	80.9
Other taxes	4.2	4.9	6.3	5.6	8.1	8.7	4.8
Total domestic taxes	930.9	1,029.9	1,103.2	1,205.5	1,249.5	1,436.7	851.6
International trade taxes:
Import duties	28.4	31.6	32.3	31.2	32.5	33.3	24.6
Export tax	21.2	15.8	11.3	3.7	3.0	2.7	2.6
Total international trade taxes	49.7	47.4	43.6	34.9	35.5	36.0	27.2

Total tax revenue	980.5	1,077.3	1,146.9	1,240.4	1,285.0	1,472.7	878.9

Non-tax revenue:
Natural resources:
Oil	144.7	135.3	139.2	48.0	31.4	57.4	61.0
Gas	61.1	68.3	77.7	30.2	12.6	14.8	—
Total oil and gas	205.8	203.6	216.9	78.2	44.1	72.2	61.0
General mining	15.9	18.6	19.3	17.7	15.8	17.9	16.5
Forestry	3.2	3.1	3.7	4.2	3.8	4.0	2.7
Fishery	0.2	0.2	0.2	0.1	0.4	1.0	0.4
Geothermal	0.7	0.9	0.8	0.9	0.9	0.7	0.5
Total non-oil and gas	20.0	22.8	24.0	22.8	20.8	23.4	20.1
Total natural resources	225.8	226.4	240.8	101.0	64.9	95.6	81.1
Profit transfer from SOEs	30.8	34.0	40.3	37.6	37.1	41.0	38.9
Other non-tax revenue	73.5	69.7	87.7	81.7	118.0	85.1	64.2
Public Service Agency (BLU) Income(1)	21.7	24.6	29.7	35.3	41.9	38.5	33.7

Total non-tax revenue	351.8	354.8	398.6	255.6	262.0	260.2	217.9

Total domestic revenue	1,332.3	1,432.1	1,545.5	1,496.0	1,546.9	1,733.0	1,096.8

Grants	5.8	6.8	5.0	12.0	9.0	3.1	2.5

Total revenue and grants	1,338.1	1,438.9	1,550.5	1,508.0	1,555.9	1,736.1	1,099.2

Source:    Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
R	Central Government revenues included in the assumptions for the 2017 Revised Budget.
A	Preliminary.
(1)	Includes Government’s share of Bank Indonesia’s profits representing amounts in excess of Bank Indonesia’s capital ratio requirements, which excess amounts are transferred to the central Government to be used for repayments of certain central Government obligations to Bank Indonesia.

Sources of Central Government Revenues.

The central Government derives its revenues from both tax and non-tax sources. The main sources of tax revenues include income tax, value-added tax, or VAT, customs duties and excises. The main sources of non-tax revenues are revenues generated from the sale of natural resources, profit transfers from SOEs and other non-tax revenues. Although oil and gas have historically been the single largest source of income tax and non-tax revenues for the central Government, this has changed in recent years. In 2012, income tax from oil and gas as well as revenues generated from the sale of oil and gas constituted 18.0% and 58.5% of total income tax revenue and total non-tax revenues, respectively. In 2016, these ratios have decreased to 5.4% and 16.8% respectively, primarily driven by lower oil prices and declines in oil and gas production.

Indonesian income tax comprises both corporate income tax and personal income tax. Generally, a flat corporate income tax rate of 25% applies to taxable business profits. Listed companies that meet certain conditions are eligible for a reduction of 5 percentage points from the standard rate, giving them an effective tax rate of 20%. Small enterprises, being corporate taxpayers with an annual gross turnover of up to Rp50 billion, are entitled to a 50% discount of the standard tax rate so that their effective tax rate will be 12.5%, to be imposed proportionally on taxable income of the part of gross turnover up to Rp4.8 billion. Certain enterprises with gross turnover of up to Rp4.8 billion are subject to a final tax at 1% of revenue.

Personal income tax rates are set at a maximum rate of 30% for annual taxable income above Rp500 million, 25% for annual taxable income above Rp250 million and up to Rp500 million, 15% for annual taxable income above Rp50 million and up to Rp250 million, and 5% for annual taxable income from Rp0 up to Rp50 million.

VAT is typically levied at a 10% rate on events involving the transfer of value-added goods or the provision of value-added services in the Indonesian customs area. There are certain VAT exemptions available on, among others, delivery and/or import of value-added goods designated as strategic goods (such as certain capital goods in the form of machinery and plant and equipment or specifically supporting the achievement of certain national objectives). Exports of value-added goods and certain services are subject to a VAT rate of 0%.

Customs duties consist of import duty and export duty. Import duty is applied on importation of goods and is payable at rates from 0% and 150% on cost, insurance and freight, or CIF, level. Export of certain goods are subject to export duty on certain tariff based on the type of the products and calculated based on either certain percentage of customs value (ad valorem) or specifically based on duty rate/quantity in certain currency. Excises are generally imposed on certain goods, the distribution and consumption of which are required to be controlled due to their potential negative effects on society or the environment (such as ethyl alcohol and its concentrate, alcoholic drinks and tobacco products).

Other than the taxes described above, deliveries or imports of certain manufactured taxable goods may be subject to a luxury tax, the rates of which by law may be increased up to 200%. These rates currently range between 10% - 125%. Further, a property tax, called Land and Building Tax (Pajak Bumi dan Bangunan, or PBB), is chargeable on all land and/or buildings unless exempted. Certain documents are subject to nominal stamp duty that is payable as a fixed amount of either Rp6,000 or Rp3,000.

Central Government revenues were Rp1,338.1 trillion in 2012, primarily driven by increases in total tax revenues. Total tax revenues were Rp980.5 in 2012, driven by increased revenue from income tax, value added tax and excise tax. Income tax revenues were Rp465.1 trillion in 2012, primarily driven by non-oil and gas income tax. Value added tax revenues were Rp337.6 trillion in 2012, primarily driven by an increase in domestic consumption. Excise tax revenues were Rp95.0 trillion in 2012, primarily due to increase in tobacco customs tariff. Total non-tax revenues were Rp351.8 trillion in 2012, mainly driven by higher revenues generated from the sale of oil and gas, which were Rp205.8 trillion.

Central Government revenues increased by 7.5% from Rp1,338.1 trillion in 2012 to Rp1,438.9 trillion in 2013, primarily driven by an increase in total tax revenues. Total tax revenue increased by 9.9% from

Rp980.5 trillion in 2012 to Rp1,077.3 trillion in 2013, driven by increased revenues from income tax and value added tax. Income tax increased by 8.9% from Rp465.1 trillion in 2012 to Rp506.4 trillion in 2013, primarily due to increased non-oil and gas income tax. Value added tax increased by 14.0% from Rp337.6 trillion in 2012 to Rp384.7 trillion in 2013, primarily driven by certain technical improvements in the VAT administration system. Total non-tax revenues increased by 0.9% from Rp351.8 trillion in 2012 to Rp354.8 trillion in 2013.

Central Government revenues increased by 7.8% from Rp1,438.9 trillion in 2013 to Rp1,550.5 trillion in 2014, primarily driven by increases in both tax and non-tax revenues. Total tax revenues increased by 6.5% from Rp1,077.3 trillion in 2013 to Rp1,146.9 in 2014, driven by increased revenues from income tax, value added tax and excise tax. Income tax increased by 7.9% from Rp506.4 trillion in 2013 to Rp546.2 trillion in 2014, primarily due to increased non-oil and gas income tax. Value added tax increased by 6.4% from, Rp384.7 trillion in 2013 to 409.2 trillion in 2014, primarily driven by an increase in economic growth coupled with stable inflation. Excise tax increased by 8.8% from Rp108.5 trillion in 2013 to Rp118.1 trillion in 2014, primarily due to increases in cigarette production. Total non-tax revenues increased by 12.3% from Rp354.8 trillion in 2013 to Rp398.6 trillion in 2014, mainly driven by higher revenues generated from the sale of oil and gas, which increased by 6.5% from Rp203.6 trillion to Rp216.9 trillion. Profit transfers from SOEs and other non-tax revenues increased from Rp34.0 trillion and Rp69.7 trillion in 2013 by 18.5% and 25.8% to Rp40.3 trillion and Rp87.7 trillion, respectively.

Central Government revenues declined by 2.7% from Rp1,550.5 trillion in 2014 to Rp1,508.0 trillion in 2015, primarily driven by a decrease in non-tax revenues, which was partly offset by an increase in tax revenues. Total non-tax revenues declined by 35.9% from Rp398.6 trillion in 2014 to Rp255.6 trillion, mainly driven by a decrease in revenues generated from the sale of oil and gas, which declined by 63.9% from Rp216.9 trillion in 2014 to 78.2 trillion in 2015, mainly driven by lower oil prices and a decline in oil production. Total tax revenues increased by 8.2% from Rp1,146.9 trillion in 2014 to Rp1,240.4 trillion in 2015, mainly driven by increased revenues from income tax, value added tax and excise tax. Income tax increased by 10.3% from Rp546.2 trillion in 2014 to Rp602.3 trillion in 2015, primarily due to an increase in non-oil and gas income tax. Value added tax increased by 3.5% from Rp409.2 trillion in 2014 to Rp423.7 trillion in 2015, primarily driven by increased domestic imports. Excise tax increased by 22.4% from Rp118.1 trillion in 2014 to Rp144.6 trillion in 2015, primarily due to an increase in excise tariff of tobacco.

Central Government revenues increased by 3.2% from Rp1,508.0 trillion in 2015 to Rp1,555.9 trillion in 2016, primarily driven by an increase in tax revenues. Total tax revenues increased by 3.6% from Rp1,240.4 trillion in 2015 to Rp1,285.0 trillion in 2016, mainly driven by increased revenues from income tax, which increased by 10.6% from Rp602.3 trillion in 2015 to Rp666.2 trillion due to increased non-oil and gas income tax. This was offset partly by declines in value added tax and land and building tax of 2.7% and 33.8%, respectively, due to lower economic growth. Total non-tax revenues increased by 2.5% from Rp255.6 trillion in 2015 to Rp262.0 trillion in 2016. Other non-tax revenues increased by 44.4% from Rp81.7 trillion in 2015 to Rp118.0 trillion in 2016 primarily due to decrease in economic transactions subject to stamp tax duties. This was offset by a further decline in revenues generated from the sale of oil and gas by 43.6% from Rp78.2 trillion in 2015 to Rp44.1 trillion in 2016, due to lower oil prices and declining oil production.

Central Government revenues increased by 1.6% from Rp1,081.1 trillion in the nine months ended September 30, 2016 to Rp1,099.2 trillion in the nine months ended September 30, 2017, primarily driven by increased international trade tax and value added tax of 9% and 14%, respectively, primarily driven by an increase in household consumption and higher export-import activities. These increases were supported by increased revenues from income tax, primarily due to effects from the tax amnesty program and revaluation tax.

Tax Amnesty

In July 2016, the Government passed a tax amnesty law which grants a certain tax amnesty to any individual or corporate taxpayer who met the requirements and submitted their application before March 31, 2017. 973,462 taxpayers participated in the program, which has concluded as of March 31, 2017.

As of March 31, 2017, Rp4,884.3 trillion in assets had been declared and the Government had collected Rp135.7 trillion as penalties under the scheme. Of the assets declared under the program, 75.8% are onshore, 21.2% are offshore and 3.0% have been repatriated (predominantly from Singapore). Most of the penalties collected, or Rp114.5 trillion of the total, as of March 31, 2017, represent “redemption” money, or the fee payable to the Government in exchange for the amnesty.

The Government hopes that the success of the tax amnesty program will continue to improve tax compliance in Indonesia. The submissions of annual tax reports by taxpayers who are required to submit one has risen in tandem with the number of registered taxpayers in the past few years. The compliance rate for annual tax rate submissions was 56.2% in 2013, 59.1% in 2014, 60.4% in 2015, 63.1% in 2016 and 70.4% as of July 31, 2017.

Central Government Expenditure.

The following table sets forth the expenditures of the central Government for the periods indicated.

Central Government Expenditures

	Year Ended December 31,						Nine Months Ended September 30,
	2012L	2013L	2014L	2015L	2016L	2017R	2017A
	(in trillions of Rupiah)
Central government expenditures:
Personnel expenditures	197.9	221.7	243.7	281.1	305.1	343.7	237.0
Good and services expenditures	140.9	169.7	176.6	233.3	259.6	296.2	166.6
Capital expenditures	145.1	180.9	147.3	215.4	169.5	224.6	90.6
Interest payments:
Domestic debt	70.2	98.7	118.8	141.9	167.8	202.9	161.6
Foreign debt	30.3	14.3	14.6	14.1	15.0	16.3	11.2
Total interest payments	100.5	113.0	133.4	156.0	182.8	219.2	172.7
Subsidies:
Energy subsidies	306.5	310.0	341.8	119.1	106.8	89.9	60.7
Non-energy subsidies	39.9	45.1	50.2	66.9	67.4	79.0	36.6
Total subsidies	346.4	355.0	392.0	186.0	174.2	168.9	97.3
Grant expenditures	0.1	1.3	0.9	4.3	7.1	5.5	2.4
Social assistance(1)	75.6	92.1	97.9	97.2	49.6	59.0	42.7
Other expenditures	4.1	3.4	11.7	10.1	6.0	49.9	4.0
Total central Government expenditures	1,010.5	1,137.2	1,203.6	1,183.3	1,154.0	1,367.0	808.4
Transfers to Regions and Rural Fund
Transfer to Regions
Balanced funds:
General transfer funds:
Revenue sharing funds	111.5	88.5	103.9	78.1	90.5	95.4	67.5
General allocation funds	273.8	311.1	341.2	352.9	385.4	398.6	332.3
Total general transfer funds	385.4	399.6	445.2	430.9	475.9	494.0	399.8
Specific allocation funds:
Physical special allocation fund	25.9	30.8	31.9	54.9	75.2	69.5	33.1
Non-physical special allocation fund(2)	56.0	68.0	78.7	97.2	88.8	115.1	71.6
Total specific allocation funds	82.0	98.7	110.6	152.1	163.9	184.6	104.7
Total balanced funds	467.3	498.3	555.7	583.0	639.8	678.6	504.5
Regional incentive fund(3)	1.4	1.4	1.4	1.7	5.0	7.5	7.5
Specific autonomy funds(4)	12.0	13.6	16.1	17.1	18.3	19.4	14.3
Specific Fund for Special Region of Yogyakarta(5)	—	—	0.4	0.5	0.5	0.8	0.6
Total Transfer to Regions	480.6	513.3	573.7	602.4	663.6	706.3	526.9
Rural Fund(6)	—	—	—	20.8	46.7	60.0	39.6

Total transfers to regions and Rural Fund	480.6	513.3	573.7	623.1	710.3	766.3	566.6

Suspend(7)	0.2	0.1	(0.1)	0.1	—	—	—

Total expenditures	1,491.4	1,650.6	1,777.2	1,806.5	1,864.3	2,133.3	1,375.0

Source:    Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
R	Central Government expenditures included in the assumptions for the 2017 Revised Budget.
A	Preliminary.
(1)	Consists of Social Assistance from Ministries/Agencies Spending and Social Assistance for Disaster Relief.
(2)	Included under “Others” before FY 2016 except the regional incentive fund.
(3)	Included under “Others” before FY 2016.
(4)	Consists of specific autonomy fund and additional specific infrastructure autonomy fund for Papua and West Papua Provinces.
(5)	Starting from FY 2013, central Government allocates a specific fund for Yogyakarta’s privilege in other expenditures. In FY 2014, this fund was allocated in specific autonomy and adjustment funds as part of transfer to regions.
(6)	Starting from FY 2015, central Government allocates to the rural fund based on law number 6/2015.
(7)	Realized expenditures calculated by the Ministry of Finance differed from the figures calculated by line ministries and such discrepancies have been subtracted and added, respectively, to totals for such years after the fiscal year is over. “Suspend” is not reported in the current year.

The following table sets forth, by percentage, the allocation of central Government development expenditures by function for the periods indicated.

Allocation of Central Government Development Expenditures by Function

	Year Ended December 31,
	2012L	2013L	2014L	2015L	2016L	2017R
	(percentages)
General public services	64.1	62.1	66.3	52.8	36.9	26.5
Defense	6.1	7.7	7.2	9.0	8.1	8.4
Public order and safety	2.9	3.2	2.9	4.5	9.2	10.6
Economic affairs	10.4	9.5	8.1	15.0	12.2	23.9
Environmental protection	0.9	0.9	0.8	0.8	0.7	0.9
Housing and community amenities	2.6	3.0	2.2	1.4	1.7	2.3
Health	1.5	1.5	0.9	2.0	4.9	4.2
Tourism and culture	0.2	0.2	0.1	0.3	0.4	0.5
Religion	0.3	0.3	0.3	0.4	4.8	0.7
Education	10.4	10.1	10.2	12.1	11.0	10.5
Social protection	0.5	1.5	1.1	1.8	10.1	11.3

Total	100.0	100.0	100.0	100.0	100.0	100.0

Source:    Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
R	2017 Revised Budget.

Fuel Prices and Subsidies

The basic price and retail price of certain types of fuel are set by the Government through the Minister of Energy and Mineral Resources taking into consideration fuel purchasing cost, distribution cost, storage cost, and margin. Although the Government subsidy for fuel was eliminated in 2015, kerosene and gasoil continue to be subsidized by the Government. Historically, spending on subsidies has consumed a large portion of the Indonesian state budget. However, the Government in recent years has been implementing measures to raise subsidized fuel prices and reduce energy subsides by controlling the consumption of subsidized fuel through regulations, increased supervision and distribution management. In the past, fuel hike announcements have resulted in protests in major cities across Indonesia.

With recent global and domestic economic challenges, greater emphasis has been placed on improving national competitiveness. The Government is pursuing a more focused subsidy regime to provide direct subsidies to low income households and to allocate a large part of the budget for infrastructure development. Following the adjustment of fuel subsidies, the Government has implemented a conditional cash transfer program for low-income households. “Smart cards” have been introduced to provide improved health care services, better facilities, education assistance and other kinds of social assistance.

The savings from reductions in fuel subsidies have been allocated to more productive Government spending. For example, spending for energy subsidies on average for the period of 2011 to 2014 was Rp303.5 trillion, compared to average energy subsidy spending of Rp112.9 trillion for 2015 and 2016 and average energy subsidy spending of Rp96.6 trillion estimated for 2017 and 2018. Spending for infrastructure from 2011 to 2014 on average amounted to Rp142.5 trillion, Rp262.6 trillion on average for 2015 and 2016 and Rp404.9 trillion on average estimated for 2017 and 2018.

The table below sets forth the amount of subsidies for the periods indicated.

	Year Ended December 31,						Nine months ended September 30,
	2012L	2013L	2014L	2015L	2016L	2017R	2017P
	(in trillions of Rupiah)
Subsidies:
Energy subsidies	306.5	310.0	341.8	119.1	106.8	89.9	60.7
Non-energy subsidies	39.9	45.1	50.2	66.9	67.4	79.0	36.6

Total subsidies	346.4	355.0	392.0	186.0	174.2	168.9	97.3

Source:    Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
R	2017 Revised Budget.
P	Preliminary.

Deficit Financing. The following table sets forth, by amount, information on deficit financing for the periods indicated.

Deficit Financing(1)

	Year Ended December 31,
	2012L	2013L	2014L	2015L	2016L	2017R	2017A
	(in trillions of Rupiah)
Debt financing
Government securities (net)	159.7	224.7	264.6	362.3	407.3	467.3	381.7
Loans
Domestic loans (net)	0.8	0.5	0.9	0.8	1.1	1.7	0.1
Foreign loans:
Gross drawings:
Program loan	15.0	18.4	17.8	55.1	35.3	20.1	10.9
Project loan	16.4	36.9	34.8	28.7	28.1	37.4	8.9
Total gross drawing	31.4	55.3	52.6	83.8	63.4	57.5	19.8
Amortization	(51.1)	(57.2)	(62.4)	(66.0)	(68.7)	(65.2)	(41.6)
Total foreign loan (net)	(19.7)	(1.9)	(9.8)	17.8	(5.3)	(7.7)	(21.8)
Total loans (net)	(18.9)	(1.5)	(8.9)	18.7	(4.3)	(6.0)	(21.7)
Total debt financing	140.8	223.2	255.7	380.9	403.0	461.3	360.0
Investment financing
Investment to SOEs	(7.6)	(2.0)	(3.0)	(64.5)	(50.5)	(6.4)	—
Investment to other institutions	—	(1.0)	(1.0)	(7.1)	(10.8)	(3.2)	—
Investment to public service agencies	(17.3)	(12.9)	(3.5)	(6.9)	(25.3)	(48.2)	(0.4)
Investment in financial organizations/institutions	(0.9)	(1.0)	(1.4)	(0.3)	(3.8)	(2.0)	—
Revenue of investment	0.1	0.1	0.0	19.1	1.4	—	—
Total investment financing	(25.7)	(16.9)	(8.9)	(59.7)	(89.1)	(59.7)	(0.4)
Lending	—	—	—	—	—	—	—
On-lending to SOEs/local government/institutions/other agencies:	2.8	0.3	2.5	2.3	1.7	(3.7)	2.3
Lending reserves	—	—	—	(0.8)	—	—	—

Total lending	2.8	0.3	2.5	1.5	1.7	(3.7)	2.3
Mandatory guarantee	—	(0.7)	(1.0)	—	(0.7)	(1.0)	—
Other financing	57.3	31.4	0.5	0.3	19.6	0.3	0.3
Total financing (net)	175.2	237.4	248.9	323.1	334.5	397.2	362.2

Source:    Ministry of Finance

L	LKPP (Central Government Financial Report/Audited).
R	2017 Revised Budget.

A	Preliminary for the nine months ended September 30, 2017.
(1)	As of FY 2017, the deficit financing line items have been reclassified and the data previously reported has been restated across the periods shown.

Central Government Expenditures.

Total expenditures consist primarily of two components: (i) central Government expenditures and (ii) transfers to regions and rural fund. Central Government expenditures consist primarily of personnel, goods and services, capital, interest and social expenditures, as well as energy subsidies. Regional transfers consist primarily of expenditures for general and specific funds on the regional and rural level.

Total expenditures increased by 15.2% from Rp1,295.0 trillion in 2011 to Rp1,491.4 trillion in 2012. Total central Government expenditures increased by 14.3% from Rp883.7 trillion in 2011 to Rp1,010.5 trillion in 2012, primarily due to higher expenditures for personnel, goods and services, capital and energy subsidies. Total transfers to regions and rural fund increased by 16.8% from Rp411.3 trillion in 2011 to Rp480.6 trillion in 2012, primarily driven by general higher allocation funds and revenue sharing funds.

Total expenditures increased by 10.7% from Rp1,491.4 trillion in 2012 to Rp1,650.6 trillion in 2013. Total central Government expenditures increased by 12.5% from Rp1,010.5 trillion in 2012 to Rp1,137.2 trillion in 2013, primarily due to higher expenditures for personnel, goods and services, capital, interest and social assistance. Total transfers to regions and rural fund increased by 6.8% from Rp480.6 trillion in 2012 to Rp513.3 trillion in 2013, primarily driven by higher general allocation funds, which were partly offset by lower revenue sharing funds.

Total expenditures increased by 7.7% from Rp1,650.6 trillion in 2013 to Rp1,777.2 trillion in 2014. Total central Government expenditures increased by 5.8% from Rp1,137.2 trillion in 2013 to Rp1,203.6 trillion in 2014, primarily due to higher expenditures for personnel, goods and services, interest and energy subsidies; these increases were partly offset by lower capital expenditures, due to lower capital expenditures for equipment and machineries. Total transfers to regions and rural fund increased by 11.8% from Rp513.3 trillion in 2013 to Rp573.7 trillion in 2014, primarily driven by higher total general transfer funds.

Total expenditures increased by 1.6% from Rp1,777.2 trillion in 2014 to Rp1,806.5 trillion in 2015. Total central Government expenditures decreased by 1.7% from Rp1,203.6 trillion in 2014 to Rp1,183.3 trillion in 2015, primarily due to a sharp decline in expenditures for energy subsidies of 65.2%, due to the Government’s implementation of a range of changes to its pricing policy for gasoline and automotive diesel fuel as a reaction to declining international oil prices. This was partly offset by higher expenditures for personnel, goods and services, capital and interest. Total transfers to regions and rural fund increased by 8.6% from Rp573.7 trillion in 2014 to Rp623.1 trillion in 2015, primarily driven by higher total specific allocation funds and the rural fund, which were partly offset by lower revenue sharing funds.

Total expenditures increased by 3.2% from Rp1,806.5 trillion in 2015 to Rp1,864.3 trillion in 2016. Total central Government expenditures decreased by 2.8% from Rp1,183.3 trillion in 2015 to Rp1,150.7 trillion in 2016, primarily due to lower capital and social assistance expenditures, which declined by 22.7% and 49.0%. This was partly offset by higher expenditures for personnel, goods and services and interest. Total transfers to regions and rural fund increased by 14.0% from Rp623.1 trillion in 2015 to Rp710.3 trillion in 2016, primarily driven by higher total general transfer funds, the physical special allocation fund and the rural fund.

Total expenditures increased by 5.3% from Rp1,305.4 trillion in the nine months ended September 30, 2016 to Rp1,375.0 trillion in the same period in 2017. Total central Government expenditures increased by 5.3% from Rp767.7 trillion in the nine months ended September 30, 2016 to Rp808.4 trillion in the same period in 2017, primarily due to the continuing development of programs executed by the line ministries as well as macroeconomic indicators such as the Rupiah exchange rate that affects the amount paid for energy subsidies and interest payments. Total transfers to regions and rural fund increased by 13.1% from Rp501.0 trillion in the nine months ended September 30, 2016 to Rp566.6 trillion in the same period in 2017, primarily due to higher distributions to the regional incentive fund and balance fund.

Central Government Revenues.

The following table sets forth the revenues of the central Government as (i) audited 2016 revenue as a percentage of the actual 2016 GDP, (ii) projected 2017 revenue as a percentage of projected 2017 GDP (as set forth in the 2017 Revised Budget) and (iii) realized revenues for the nine months ended September 30, 2017 as a percentage of projected 2017 GDP, respectively.

Central Government Revenues

	2016 LKPP Audited	2017 Revised Budget	Nine Months Ended September 30, 2017(2)
	(percentage of 2016 GDP)	(percentage of projected 2017 GDP)	(percentage of projected 2017 GDP)
Total revenue and grants (in trillions of Rupiah)	1,555.9	1,736.1	1,099.2

Domestic revenue:
Tax revenue:
Domestic tax
Income tax:
Oil and gas	0.3	0.3	0.3
Non-oil and gas	5.1	6.0	3.1
Total income tax	5.4	6.3	6.3
Value added tax (VAT)	3.3	3.8	2.3
Land and building tax	0.2	0.1	0.0
Excises	1.2	1.2	0.6
Other taxes	0.1	0.1	0.0
Total domestic taxes	10.1	11.6	6.3
International trade taxes:	—	—	—
Import duties	0.3	0.3	0.2
Export tax	0.0	0.0	0.0
Total international trade taxes	0.3	0.3	0.2
Total tax revenue	10.4	11.9	6.5
Non-tax revenue:
Natural resources:
Oil	0.3	0.5	0.4
Gas	0.1	0.1	—
Total oil and gas	0.4	0.6	0.4
General Mining	0.1	—	0.1
Forestry	0.0	—	—
Fishery	0.0	—	—
Geothermal	0.0	—	—
Total non-oil and gas	0.2	0.2	0.1
Total natural resources	0.5	0.8	0.6
Profit transfer from SOEs	0.3	0.3	0.3
Other non-tax revenue	1.0	0.7	0.5
Public Service Agency (BLU) Income(1)	0.3	0.3	0.2

Total non-tax revenue	2.1	2.1	1.6

Total domestic revenue	12.5	14.0	8.1
Grants	0.1	0.0	0.0

Total Revenue and Grant	12.5	14.0	8.1

Source:    Ministry of Finance

(1)	Includes Government’s share of Bank Indonesia’s profits, representing amounts in excess of Bank Indonesia’s capital ratio requirements. The excess amounts are transferred to the central Government to be used for repayments of certain central Government obligations to Bank Indonesia.
(2)	Presents realized central Government revenues for the nine months ended September 30, 2017 as a percentage of projected 2017 GDP.

Central Government Expenditures.

The following table sets forth the expenditures of the central Government as (i) audited 2016 expenditures as a percentage of the actual 2016 GDP, (ii) projected 2017 expenditures as a percentage of projected 2017 GDP (as set forth in the 2017 Revised Budget) and (iii) realized expenditures for the nine months ended September 30, 2017 as a percentage of projected 2017 GDP, respectively.

Central Government Expenditure

	2016 LKPP Audited	2017 Revised Budget	Nine Months Ended September 30, 2017(5)
	(percentage of 2016 GDP)	(percentage of projected 2017 GDP)	(percentage of projected 2017 GDP)
Total expenditures (in trillions of Rupiah)	1,864.3	2133.3	1,374.0

Central government expenditures:
Personnel expenditures	2.5	2.8	1.7
Good and services expenditures	2.1	2.4	1.2
Capital expenditures	1.3	1.8	0.7
Interest payments:	—	—	—
Domestic debt	1.4	1.6	1.2
Foreign debt	0.1	0.1	0.1
Total interest payments	1.5	1.8	1.3
Subsidies:	—	—	—
Energy subsidies	0.9	0.7	0.4
Non-energy subsidies	0.5	0.6	0.3
Total subsidies	1.4	1.4	0.7
Grant expenditures	0.1	0.0	0.0
Social assistance	0.4	0.5	0.3
Other expenditures	0.0	0.4	0.0
Total central Government expenditures	9.3	11.0	5.9
Transfers to Regions and Rural Fund:	—	—	—
Transfer to Regions	—	—	—
Balanced funds:	—	—	—
General transfer funds:	—	—	—
Revenue sharing funds	0.7	0.8	0.5
General allocation funds	3.1	3.2	2.4
Total general transfer funds	3.8	4.0	2.9
Specific allocation funds:	—	—	—
Physical special allocation fund	0.6	0.6	0.2
Non-physical special allocation fund(1)	0.7	0.9	0.5
Total specific allocation funds	1.3	1.5	0.8

Total balanced funds	5.2	5.5	3.7

Regional incentive fund(2)	0.0	0.1	0.1
Specific autonomy funds	0.1	0.2	0.1
Specific Fund for Special Region of Yogyakarta	0.0	0.0	0.0

Total transfer to Regions	5.3	5.7	3.9

Rural Fund(3)	0.4	0.5	0.3

Total transfers to regions and rural fund	5.7	6.1	4.2

Suspend(4)	—	—	—

Total expenditures	15.0	17.2	10.1

Source:    Ministry of Finance

(1)	Included under “others” before FY 2016 except regional incentive fund.
(2)	Included under “others” before FY 2016.
(3)	Starting from FY 2015, central Government allocates rural fund based on law number 6/2015.
(4)	Realized expenditures calculated by the Ministry of Finance differed from the figures calculated by line ministries and such discrepancies have been subtracted and added, respectively, to totals for such years after the fiscal year is over. “Suspend” is not reported in the current year.
(5)	Presents realized central Government expenditures for the nine months ended September 30, 2017 as a percentage of projected 2017 GDP.

Central Government Deficit Financing. The following table sets forth the budgeted deficit financing of the Government, by amount and as a percentage of the actual 2016 GDP, projected 2017 GDP (as set forth in the 2017 Revised Budget) and the realized nine months ended September 30, 2017 deficit financing as a percentage of projected 2017 GDP.

Central Government Deficit Financing(1)

	2016 LKPP Audited	2017 Revised Budget	As of September 30, 2017(2)
	(percentages of 2016 GDP)	(percentages of projected 2017 GDP)	(percentages of projected 2017 GDP)
Total financing (net) (in trillions of Rupiah)	334.5	397.2	362.2
Debt financing
Government securities (net)	3.28	3.43	2.80
Loans
Domestic loans (net)	0.01	0.01	(0.0)
Foreign loans:
Gross drawings:
Program loan	0.28	0.15	0.08
Project loan	0.23	0.27	0.07
Total gross drawing	0.51	0.42	0.15
Amortization	(0.55)	(0.48)	(0.31)
Total foreign loan (net)	(0.04)	(0.06)	(0.16)
Total loans (net)	(0.03)	(0.04)	(0.16)
Total debt financing	3.25	3.39	2.64
Investment financing
Investment to SOEs	(0.41)	(0.05)	—
Investment to other institutions	(0.09)	(0.02)	—
Investment to public service agencies	(0.20)	(0.35)	(0.00)
Investment in financial organizations/institutions	(0.03)	(0.01)
Revenue of investment	(0.72)	(0.44)	(0.00)
Total investment financing
Lending	0.01	(0.03)	0.02
On-lending to SOEs/local government/institutions/other agencies:	—	—	—
Lending reserves	0.01	(0.03)	0.02
Total lending	(0.01)	(0.01)	—
Mandatory guarantee	0.16	0.00	0.00
Other financing	2.7	2.92	2.66

Source:    Ministry of Finance

(1)	As of FY 2017, the central Government deficit financing line items have been reclassified and the previously reported data has been restated across the periods shown.
(2)	Presents realized central Government deficit financing for the nine months ended September 30, 2017 as a percentage of projected 2017 GDP.

Public Debt

Over the last decade, Indonesia has made substantial improvement in its public debt management. The reduction of public debt in percentage-of-GDP terms has been a consistent key fiscal policy objective of the Government. To achieve this objective, the Government’s policy has emphasized the strengthening of public debt management, the lengthening and balancing of the maturities of public debt and the growth of public debt at sustainable levels. Pursuant to these policies, the Republic successfully reduced its public debt as a percentage of GDP from 39.0% in 2006 to 23.1% in 2011 and 23.0% in 2012. Public debt as a percentage of GDP was 24.9% in 2013, 24.7% in 2014, 27.4% in 2015, 28.3% in 2016 and 29.1% in the nine months ended September 30, 2017.

As of December 31, 2016, the total public debt was U.S.$261.6 billion, 21% of which consisted of loans and 79% of which consisted of securities. As of September 30, 2017, total public debt was U.S.$286.6 billion, 19.1% of which consisted of loans and 80.9% of which consisted of securities, including domestic and foreign issuances of bonds and Sukuk.

Public External Debt of the Republic

Public external debt of the Republic consists of central Government debt (other than public domestic debt) and debt of Bank Indonesia owed to creditors outside Indonesia. The discussion below treats the external debt of Bank Indonesia as part of the Republic’s external debt. However, SBI, which are issued by Bank Indonesia in its role as formulator and implementer of the Republic’s monetary policy, are not considered liabilities of the Republic. Accordingly, SBI are not reflected in the Government debt discussions in this prospectus. See “— Financial System — Bank Indonesia.” The discussion of debt of the Republic in this section differs from the discussion of “Government debt” elsewhere in this prospectus, in which Bank Indonesia debt is excluded and only central Government debt, which depends on central Government revenue for its repayment, is included. See “— Government Budget — Central Government Finances.”

The following table sets forth information on the outstanding public external debt of the Republic in terms of creditor type as of the dates indicated.

Outstanding Public External Debt of the Republic by Source(1)

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017P
	(in billions of U.S. dollars)
Concessional Loans:
Multilateral creditors	23.8	23.7	23.5	26.1	27.5	27.8
Bilateral creditors	37.2	31.5	26.9	24.7	23.5	23.1
Semi-concessional Loans:
Export agency creditors	0.00	0.00	0.0	0.0	0.0	0.1
Commercial(2)	29.9	36.0	40.5	51.4	60.4	66.2

Total	91.0	91.2	90.9	102.2	111.4	117.2

Total public external debt of the Republic, as a percentage of GDP for the period indicated(3)	10.3%	10.4%	10.7%	12.4%	12.1%	11.5%

Source:    Ministry of Finance

P	Preliminary.
(1)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.
(2)	Includes securities (bonds and Sukuk) issued in international capital markets and commercial bank borrowings.
(3)	In calculating as a percentage of GDP, GDP in U.S. dollars has been converted from Rupiah into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

Sources of Public External Borrowing

The sources of the Republic’s public external borrowings are concessional loans from multilateral creditors and bilateral creditors, semi-concessional loans from export agency creditors, and commercial creditors, including international bondholders.

The World Bank and the ADB, have been important sources of funds for the Republic, and the Republic has secured substantial commitments from the Japan Bank for International Cooperation, or JBIC, in recent years.

In 2014, the Republic drew down program loans of U.S.$773.84 million from the World Bank, U.S.$100 million from Agence Française de Développement, U.S.$400 million from ADB and U.S.$200 million from KfW Bankengruppe. In 2015, the Republic drew down program loans of U.S.$2.1 billion from the World Bank, U.S.$1.4 billion from ADB, U.S.$245 million from KfW Bankengruppe, and U.S.$100 million from Agence Française de Développement. Additionally, the Republic utilized the contingency facilities provided by the World Bank in the amount of U.S.$2 billion and from ADB in the amount of U.S.$500 million in 2015. In 2016, the Republic drew down program loans of U.S.$1.1. billion from the World Bank, U.S.$1 billion from ADB, U.S.$440 million KfW Bankengruppe, and U.S.$110 million from Agence Française de Développement. In addition, as of July 2017, the Republic had drawn down program loans of U.S.$647 million from the World Bank and U.S.$171 million from Agence Française de Développement.

Since 2012, the Government has expanded its sources of external financing by accessing the international capital markets (including the Islamic financial markets).

The total outstanding external public debt of the Republic as of September 30, 2017 was U.S.$117.2 billion.

The following table sets forth the outstanding amounts of international development assistance received by the Republic as of the dates indicated.

International Development Assistance(1)(2)

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017
	(in millions of U.S. dollars)
Bilateral loans	32,186.2	27,016.6	23,095.7	21,555.9	20,847.2	20,775.2
Multilateral loans:
International Monetary Fund	—	—	—	—	—	—
International Bank for Reconstruction and Development	10,463.4	11,335.6	12,176.3	14,380.0	15,811.8	16,462.9
Asian Development Bank	10,379.1	9,387.2	8,630.1	9,193.9	9,311.1	8,852.1
International Development Association	2,208.2	2,097.7	1,879.8	1,677.3	1,474.5	1,415.4
Islamic Development Bank	526.5	545.1	581.5	643.4	701.0	836.3
Nordic Investment Bank	32.4	27.6	21.9	16.7	12.0	11.3
European Investment Bank	58.8	48.9	38.5	27.6	22.0	19.1
International Fund for Agricultural Development	130.7	137.7	145.2	155.2	166.2	182.3
Asian Infrastructure Development Bank	—	—	—	—	—	14.5
Multilateral Investment Guarantee Agency	—	—	—	—	—	—
Total multilateral loans	23,799.2	23,579.8	23,473.4	26,094.2	27,498.6	27,794.0

Total loans	55,985.4	50,596.4	46,569.1	47,650.0	48,345.8	48,569.2

Source:    Ministry of Finance

(1)	The term international development assistance includes any concessionary loans provided by international financial institutions or foreign Governments, excluding grants.

(2)	Foreign currency values of international development assistance have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

The following table sets forth the external public debt of the Republic by currency as of the dates indicated.

Outstanding External Public Debt of the Republic by Major Currency

	As of December 31,						As of September 30,
	2014		2015		2016		2017P
	In millions of original currency	In millions of U.S. dollars(1)	In millions of original currency	In millions of U.S. dollars(1)	In millions of original currency	In millions of U.S. dollars(1)	In millions of original currency	In millions of U.S. dollars(1)
U.S. dollars	59,993	59,993	70,817	70,817	75,267	75,267	83,411.8	83,411.8
Japanese yen	2,203,955	18,469	2,126,845	17,657	2,053,751	17,708	2,049,132.1	18,195.1
Euros	5,055	6,150	5,999	6,554	8,676	9,150	9,984.4	11,762.7
SDR	4,669	5,680	3,783	5,246	3,585	4,830	1,480.7	2,090.4
British pounds	246	383	180	267	129	161	117.2	157.2
Others	Multiple currency	1,825	Multiple currencies	1,581	Multiple currencies	1,507	Multiple currencies	1,583.8

Total	N/A	92,500	N/A	102,121	N/A	108,624	N/A	117,201.0

Source:    Ministry of Finance

P	Preliminary.
(1)	Calculated based on the applicable BI middle exchange rates as of the date indicated for each column.

The following table sets forth the external debt service requirements of the central Government for the years indicated.

External Debt Service Requirements of the Central Government(1)

Period	Principal repayment	Interest repayment	Total
	(in millions of U.S. dollars)
2015	5,925.6	3,328.6	9,254.2
2016	6,038.7	3,618.7	9,657.4
2017(P)	1,750.7	719.8	2,470.5
2018(P)	8,380.2	4,109.0	12,489.3
2019(P)	10,379.8	3,736.5	14,116.3

Source:    Ministry of Finance

(1)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of September 30, 2017.
(P)	Projected based on external debt outstanding and exchange rates as of September 30, 2017.

Payment History of External Debt

Indonesia maintains a policy of external debt management and has a history of servicing its external debt obligations in accordance with its terms.

In the wake of the Asian financial crisis in 1997, the Paris Club, an informal voluntary group of 18 creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations by extending or guaranteeing bilateral credits, played an important role in easing Indonesia’s foreign exchange burden. Between 1998 and 2000, Indonesia twice rescheduled certain payments of its Paris Club foreign debt. Pursuant to an April 2002 agreement, Paris Club debt payments of principal and interest of approximately U.S.$5.4 billion that were due to certain of Indonesia’s creditors between April 2002 and December 2003 were rescheduled.

In addition, on March 10, 2005, the Paris Club offered to permit Indonesia, as well as other countries affected by the December 2004 tsunami, to defer debt services payments through the end of 2005 to allow these countries to commit additional government resources to the tsunami-related humanitarian and relief efforts. On May 10, 2005, 18 individual Paris Club members and Indonesia signed a memorandum of understanding to reschedule some payments of principal and interest due under official development assistance and non-official development assistance.

While there have been a number of reschedulings of Indonesia’s external debt to its bilateral creditors as described above, Indonesia has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

External Debt of Bank Indonesia

Under Indonesian law, Bank Indonesia has the ability to incur external debt primarily to meet balance of payments needs and maintain adequate foreign exchange reserves.

The following table sets forth the outstanding multilateral and commercial external debt of Bank Indonesia by type of credit as of the dates indicated.

Outstanding Multilateral and Commercial External Debt of Bank Indonesia(1)

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017P
	(in millions of U.S. dollars)
Multilateral	3,053	3,050	2,868	2,747	2,654	2,796
Commercial(2)	354	244	223	190	167	121

Total	3,407	3,294	3,092	2,937	2,821	2,917

Source:    Bank Indonesia

P	Preliminary.
(1)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.
(2)	Includes bonds issued in international capital markets and commercial bank borrowings but excludes SBI owned by non-residents, currencies and deposits and other liabilities.

The following table sets forth the external debt service requirements of Bank Indonesia for the years indicated.

External Debt Service Requirements of Bank Indonesia

Period	Principal repayment	Interest repayment	Total
	(in millions of U.S. dollars)
2015	32.6	2.9	35.5
2016	48.3	4.2	52.5
2017(P)	149.7	7.3	157.0
2018(P)	0.0	1.4	1.4
2019(P)	0.0	1.4	1.4

Source:    Bank Indonesia

(P)	Projected based on external debt outstanding as of September 30, 2017.

In order to strengthen its international reserves and support its balance of payments, the Republic has entered into a swap arrangement with ASEAN as well as bilateral swap arrangements with other countries. See “— Foreign Exchange and Reserves — Regional Swap Arrangements of the Republic.”

External Debt of State-Owned-Enterprises

The following table sets forth the outstanding direct external debt of SOEs as of the dates indicated.

Outstanding Direct External Debt of State-Owned-Enterprises(1)

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017P
	(in millions of U.S. dollars)
Financial institutions:
Bank	4,036	3,071	4,082	5,103	4,485	4,012
Non-bank	957	797	1,583	2,816	3,497	4,015

Total financial institutions	4,993	3,868	5,665	7,919	7,981	8,027
Non-financial institutions	14,789	20,806	25,034	24,704	22,884	24,020

Total	19,782	24,674	30,699	32,623	30,865	32,047

Source:    Bank Indonesia

P	Preliminary.
(1)	Foreign currency values of outstanding direct external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

For a discussion of the Republic’s guarantee of certain external debt in connection with infrastructure projects in the country, see “— Public Debt — Contingent Liabilities.”

Domestic Debt of the Central Government

The following table sets forth the outstanding domestic debt of the Government as of the dates indicated.

Domestic Debt of the Central Government

	As of December 31,					As of September 30,
	2012	2013	2014	2015	2016	2017P
Total domestic public debt, in trillions of Rupiah(1)	1,098.0	1,264.0	1,477.8	1,755.2	2,019.2	2,285.2

Source:    Ministry of Finance

P	Preliminary.
(1)	Excludes SBI, which are obligations of Bank Indonesia and not of the Government. See “— Financial System — Bank Indonesia.”

Domestic Debt Service Requirements of the Central Government

The following table sets forth the debt service requirements for the central Government for the years indicated.

Direct Domestic Debt Service Requirements of the Central Government(1)

Period	Principal repayment and redemption	Interest repayment	Total
	(in trillions of Rupiah)
2015	147.4	111.0	258.4
2016	309.8	148.3	458.1
2017(P)	62.6	33.8	96.5
2018(P)	238.4	154.3	392.8
2019(P)	206.3	141.2	347.4

Source:    Ministry of Finance

(1)	Foreign currency values of outstanding direct domestic debt service, which are in U.S. dollars, have been converted into Rupiah based on the exchange rate as of September 30, 2017 of U.S.$1=13,429.
(P)	Projected based on external debt outstanding and exchange rates as of September 30, 2017.

Contingent Liabilities from Government Guarantees

As part of the Government’s policy to prioritize infrastructure development, the Government has provided support to encourage investments in infrastructure projects in the form of credit and investment guarantees. External debts of SOEs are not direct obligations of the Republic, unless such debts are explicitly guaranteed by the Republic.

Starting from 2008 the Government has been allocating a contingent budget with respect to these guarantees. Any unused budget allocation may be transferred to a guarantee reserve fund. This reserve fund, together with the relevant annual budget allocations, serves as reserves for any claim that arises from these guarantees.

As of September 30, 2017, the Government has accumulated an amount of Rp2.3 trillion in the guarantee reserve fund. The credit guarantees that the Government has provided to infrastructure projects include:

•	full default risk guarantee on PT PLN’s loans for the construction of coal power plants with an aggregate capacity of 10,000 MW and its associated transmission lines. The total amount outstanding under these loans was Rp39,926.2 billion as of September 30, 2017;

•	partial default risk guarantee for local government-owned water companies’ loans in connection with the Millennium Development Goals in water provision. The total amount outstanding under these loans was Rp169.0 billion as of September 30, 2017;

•	business viability guarantee on PT PLN to support the construction of renewable, coal and steam power plants with an aggregate capacity of 10,000 MW related to the Fast Track 2 program. The total amount outstanding was Rp21,418.8 billion as of September 30, 2017;

•	full default risk guarantee on PT Hutama Karya (Persero)’s loans and bonds for the construction of Sumatera Toll Road. The total amount outstanding was Rp6,500 billion as of September 30, 2017; and

•	guarantee for infrastructure financing through direct loans from international financial institutions to SOEs. The total amount outstanding was Rp997.1 billion as of September 30, 2017.

As of September 30, 2017, no claims from the foregoing guarantees have arisen.

Foreign Exchange and Reserves

Exchange Rates

From 1978 to 1997, Indonesia maintained a managed floating exchange rate system under which the Rupiah was linked to a basket of currencies, the composition of which was based on Indonesia’s main trading partners. Indonesia has adopted a free floating exchange rate system since August 1997, under which market forces determine the exchange rate for the Rupiah. See “— Monetary Policy.”

The following table sets forth information on exchange rates between the Rupiah and the U.S. dollar for the periods indicated.

Exchange Rates

	Rupiah per U.S. dollar
	End of Period	Average
2012	9,638	9,358
2013	12,170	10,445
2014	12,385	11,876
2015	13,785	13,392
2016	13,473	13,305
2017A	13,563	13,353

Source:    Bank Indonesia

A	As of October 31, 2017.

By the end of 2014, the Rupiah had depreciated by 1.8% to Rp12,385 per U.S. dollar from Rp12,170 per U.S. dollar at the end of 2013. On average, the Rupiah depreciated by 12% to Rp11,876 per U.S. dollar from Rp10,445 per U.S. dollar in 2013. The Rupiah’s depreciation was triggered by slowing domestic economic growth and domestic political conditions. Externally, pressure on the Rupiah mainly came from concerns toward the impact of the U.S. Federal Reserve Bank’s normalization policy, a slowing global economy and an escalation of geopolitical tensions at the Russian-Ukrainian border. Rupiah depreciation in 2014 was broadly in line with downward movements of other regional currencies and in line with an increase of the U.S. Dollar Index, which measures the value of the U.S. dollar against a basket of foreign currencies.

By the end of 2015, the Rupiah had depreciated by 11.3% to Rp13,785 from Rp12,385 per U.S. dollar at the end of 2014. On average, the Rupiah depreciated 11.3% from Rp11,876 per U.S. dollar in 2014 to Rp13,392 per U.S. dollar in 2015. Uncertainty surrounding the timing of an increase of the Federal Funds Rate as part of the gradual normalization of U.S. monetary policy, the Greek debt crisis and global monetary policy divergence were the primary external factors affecting the Rupiah. In addition, in line with the market reaction to the devaluation of the Renminbi, nearly all global currencies, including the Rupiah, experienced depreciatory pressures. Domestically, pressure was exerted from a slowing domestic economy.

By the end of 2016, the Rupiah appreciated by 2.3% to Rp13,473 per U.S. dollar from Rp13,785 per U.S. dollar at the end of 2015. On average the Rupiah appreciated from Rp13,392 per U.S. dollar in 2015 to Rp13,305 per U.S. dollar, a gain of 0.7%. Despite external pressures stemming from the timing of an increase of the Federal Funds Rate, the result of the UK referendum, the appreciation of the U.S. Dollar Index and the reaction of global markets to the U.S. election in November 2016, domestic factors remained conducive for Rupiah stability, particularly due to low inflation, an improved current account deficit and a sustained economic recovery. In addition, the successful tax amnesty program further bolstered investor confidence.

The Rupiah depreciated by 0.66% from Rp13,473 per U.S. dollar as of December 31, 2016 to Rp13,563 per U.S. dollar as of October 31, 2017. On average, the Rupiah depreciated by 0.36% from Rp13,305 per U.S. dollar as of December 31, 2016 to Rp13,353 per U.S. dollar as of October 31, 2017. The depreciation was in line with prevailing trends for most other global currencies against the U.S. dollar. The U.S. dollar appreciated globally as a result of the financial markets’ response to the nomination of a new U.S. Federal Reserve Governor, the intention to gradually normalize monetary policy, growing expectations of a further increase in the U.S. Federal Funds Rate as well as plans in the U.S. for tax reform.

Prudential Policies on Foreign Exchange and Rupiah

Under Law No. 24 of 1999 on Foreign Exchange Activities and Exchange Rate System, every resident may freely own and use foreign currency. Foreign currency is also generally freely transferable within or from Indonesia although by regulation most domestic transactions are prohibited from using foreign currency. Bank Indonesia has the authority to request information and data regarding foreign exchange activities and implement provisions regarding foreign exchange activities based on prudential principles.

To maintain the stability of the Rupiah, and to prevent the utilization of the Rupiah for speculative purposes by foreign parties, the Rupiah is non-internationalized. Regulations prohibit banks from conducting, among others, the following transactions: (i) extensions of loans or of overdrafts in Rupiah or foreign currencies to foreign parties, (ii) transfers of Rupiah to foreign parties or offshore banks in excess of U.S.$1 million without underlying transactions, and (iii) purchases of Rupiah-denominated securities issued by foreign parties.

Bank Indonesia has issued several regulations concerning foreign currency transactions relating to the Rupiah in order to deepen financial markets. A deep foreign exchange market is distinguished by adequate liquidity, convenient transactions, fair prices and minimal risk in order to maintain economic stability. Bank Indonesia strives towards the creation of a liquid, efficient and secure domestic foreign exchange market through amendments to regulations concerning foreign exchange transactions.

On January 1, 2015, Bank Indonesia regulations came into effect to mitigate risks relating to external borrowing by non-bank corporations. Under these regulations, corporate issuers of debt must, subject to certain limited exceptions:

•	hedge at least 25% of their open foreign exchange positions (i.e., the excess of foreign currency liabilities that fall due within the following three to six months over foreign currency assets);

•	maintain a 70% minimum liquidity ratio of foreign currency assets to foreign currency liabilities maturing within three months after the end of a quarter; and

•	maintain a minimum credit rating (issuer and/or issue) of BB- by a rating agency acknowledged by Bank Indonesia.

International Reserves

The following table sets forth the Republic’s total official international reserves, expressed in (i) U.S. dollar equivalents and (ii) the number of months of imports and Government external debt repayments, in each case at the end of the periods indicated. These reserves consist of foreign exchange, gold, SDRs and a reserve position with the IMF. Indonesia complies with the IMF’s Special Data Dissemination Standard requirement on international reserves and foreign exchange currency liquidity.

Official International Reserves of the Republic

	As of December 31,						As of September 30,
	2012		2013	2014	2015	2016	2017P
	(in millions of U.S. dollars, except for months)
Gold	3,935		3,023	3,027	2,661	2,876	3,326
SDRs	2,715	(1)	2,712	2,551	2,442	1,499	1,578
Reserve position with the IMF	224		224	211	202	1,056	1,112
Foreign exchange(2) and others	105,907		93,247	106,073	100,073	110,341	123,386

Total	112,781		99,386	111,862	105,931	116,362	129,402

Total as number of months of imports and Government external debt repayments	6.2		5.5	6.4	7.4	8.4	8.6

Source:    Bank Indonesia

P	Preliminary.
(1)	The increase in SDRs is due to certain refunds from the IMF.
(2)	Converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

Foreign reserves totaled U.S.$112.8 billion, U.S.$99.4 billion, U.S.$111.9 billion, U.S.$105.9 billion and U.S.$116.4 billion as of December 31, 2012, 2013, 2014, 2015, 2016, respectively. As of September 30, 2017, foreign reserves increased to U.S.$129.4 billion which is equal to 8.6 months of import coverage and government external debt service requirements. In addition, the coverage ratio is in excess of the recommended international adequacy ratio of thee months of import coverage.

Regional Swap Arrangements of the Republic

Following the experience of the Asian crisis in 1997 to 1998, ASEAN recognized a need to strengthen regional self-help and support mechanisms in East Asia and endeavored to prevent future financial crises. In 2000, ASEAN members agreed to strengthen the existing cooperative frameworks among monetary authorities through the Chiang Mai Initiative, or CMI. The CMI involves an expanded ASA (extending its coverage to all members of ASEAN and increasing the size) and a network of BSAs among ASEAN+3 countries. The objectives of these bilateral swap arrangements are to address short-term liquidity difficulties in the region and to supplement existing international financial arrangements.

The ASA was originally created by five ASEAN member states in 1977 with a size of U.S.$100 million. After the CMI, it has been enlarged to include all ten ASEAN countries and increased in size to U.S.$2 billion.

Since CMI’s inception in 2000, ASEAN+3 member countries undertook a review to explore ways of enhancing its effectiveness. On 2010, ASEAN+3 member countries entered into a multilateral currency swap contract which covers all ASEAN+3 member countries with a total size of U.S.$120 billion (the CMI Multilateralization or CMIM). CMIM was developed from the CMI-BSA network to facilitate prompt and simultaneous currency swap transactions through establishing a common decision making mechanism under a single contract. The CMIM objectives are the same as the BSAs. In May 2012 and in response to the global and regional economic developments, the ASEAN+3 Finance Ministers and Central Bank Governors agreed to strengthen the CMIM as a regional financial safety net by doubling the total size to U.S.$240 billion and launching a crisis prevention program called the CMIM Precautionary Line, or CMIM-PL. This arrangement became effective on July 17, 2014. In addition to the role of providing liquidity support for ASEAN+3 member countries, CMIM has contributed to the development of the regional surveillance capacity by establishing the ASEAN+3 Macroeconomic Research Office, or AMRO, as an ASEAN+3 independent surveillance unit since early 2011.

Under the ASA, BSA, and CMIM, a total of U.S.$46.1 billion of foreign currency swap is currently available to the Republic as of August 31, 2017. Up to 30.0% of the amount available under the BSAs and CMIM may be activated without participating in any IMF program, but greater amounts requires participation in an IMF program. The Republic also has a U.S.$22.76 billion swap line in place with Japan. The swap line increased from U.S.$12.0 billion in December 2013. These swap arrangements will contribute to greater financial stability and sustainable economic growth in the region.

Bank Indonesia has also established a Bilateral Currency Swap Agreement, or BCSA, with Korea amounting to KRW 10.7 trillion/Rp115 trillion which was signed in March 2014.

A BCSA entered into between Bank Indonesia and the Reserve Bank of Australia became effective on December 15, 2015. The BCSA with the Reserve Bank of Australia is for an initial period of three years.

As of August 31, 2017, no drawdowns on existing bilateral and regional swap arrangements have been made.

Debt-to-GDP Ratios

The following table sets forth the central Government’s debt-to-GDP ratio and debt service to GDP ratio as of the dates indicated. Under the State Finances Law No. 17 of 2003, the Republic’s debt-to-GDP ratio must remain below 60%.

Debt-to-GDP Ratios

	As of December 31,					As of September 30,
	2012L	2013L	2014L	2015L	2016L	2017P
	(percentages, unless indicated otherwise)
Debt-to-GDP ratio(1)	23.0	24.9	24.7	27.4	28.3	29.1
Debt service to GDP ratio(1)	3.2	2.9	3.5	3.3	4.1	3.2
Total public debt of the central Government (in billion U.S.$)(2)	204.5	194.9	209.7	229.4	261.6	286.6
— % in Loans	31.2	30.1	26.0	23.9	21.0	19.1
— % in Bonds	68.8	69.9	74.0	76.1	79.1	80.9

Source:    Ministry of Finance, Bank Indonesia

(1)	Outstanding foreign currency debt was converted to Rupiah using the BI middle exchange rate as of each period indicated in the table.
(2)	The following exchange rates were used: Rp9,670 per U.S.$ for 2012, Rp12,189 per U.S.$ for 2013, Rp12,440 per U.S.$ for 2014, Rp13,795 per U.S.$. for 2015, Rp13,436 per U.S.$ for 2016 and Rp13,492 per U.S.$ for September 30, 2017.
L	LKPP (Audited).
P	Preliminary.

DESCRIPTION OF THE BONDS

Global Bonds

The Depository Trust Company, or DTC, Euroclear Bank SA/NV, or Euroclear, and Clearstream Banking S.A., or Clearstream, are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Indonesia nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Additionally, neither the Republic nor the Trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

This section of this prospectus is only a summary of the material provisions of the Bonds and the Indenture and it does not contain all of the information that may be important to you as a potential investor in the Bonds. The Republic urges you to read the Indenture for a complete description of its obligations and your rights as a holder of the Bonds. Copies of the Indenture are available for inspection free of charge at the corporate trust office of the Trustee.

The Bonds will be issued pursuant to the Indenture to be dated             , 201             between the Republic, Bank Indonesia, The Bank of New York Mellon, as trustee, and other parties named therein.

General Terms of the Bonds

Basic Terms of the Bonds

The Bonds will:

•	be direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged;

•	rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of the Republic. It is understood that this provision will not be construed to require the Republic to make payments under any series of the Bonds ratably with payments being made under any other public external indebtedness;

•	not be redeemable before maturity at the option of the Republic or repayable at the option of the holder and not be entitled to the benefit of any sinking fund. The Republic may at any time, however, purchase any series of the Bonds and hold or resell them or surrender them to the Registrar for cancellation.

•	be represented by one or more registered global securities (see “Global Bonds”);

•	be eligible for settlement in DTC, Euroclear and Clearstream;

•	contain “collective action clauses” under which the Republic may amend certain key terms of each series of Bonds including the maturity date, interest rate and other terms, with the consent of less than all of the holders of such series of Bonds; and

•	pay all amounts due in respect of principal or interest in U.S. dollars.

The 20             Bonds will:

•	be initially issued in aggregate principal amount of U.S.$ ;

•	be issued in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof;

•	bear interest at % per annum on the outstanding principal amount from ;

•	pay interest on and of each year, commencing ; and

•	mature on .

The 20             Bonds will:

•	be initially issued in aggregate principal amount of U.S.$ ;

•	be issued in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof;

•	bear interest at % per annum on the outstanding principal amount from ;

•	pay interest on and of each year, commencing ; and

•	mature on .

The 20             Bonds will:

•	be initially issued in aggregate principal amount of U.S.$ ;

•	be issued in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof;

•	bear interest at % per annum on the outstanding principal amount from ;

•	pay interest on and of each year, commencing ; and

•	mature on .

Status of the Bonds

The Bonds will be direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged. The Bonds will rank without any preference among themselves and equally with all other unsubordinated Public External Indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the Bonds ratably with payments being made under any other Public External Indebtedness.

Payment of Principal and Interest

The Republic will make payments to the registered holders of the Bonds. While the Bonds are held in global form, holders of beneficial interests in the Bonds will be paid in accordance with the procedures of the relevant clearing system and its direct participants, if applicable. Neither the Republic nor the Trustee nor any Agent shall have any responsibility or liability for any aspect of the records of, or payment made by the relevant clearing system or its direct participants in making payments to holders of the Bonds from the funds they receive.

For purposes of this section, “Business Day” means any day except Saturday, Sunday or any other on which commercial banks in New York City, Jakarta, or the city where the relevant paying or transfer agent is located are authorized or obligated by law, regulation or executive order to be closed. In any case where the date of payment of the principal, interest or premium, if any, on the Bonds is not a Business Day, then such payment will be made on the next succeeding Business Day, and no interest on the Bonds will accrue as a result of the delay in payment.

If the money that the Republic pays to the Trustee or to any paying agent appointed by the Trustee at the expense of the Republic to make payments on any Bonds is not claimed at the end of one year after the applicable payment was due and payable, then the money will be repaid to the Republic on the Republic’s written request. The Republic will hold such unclaimed money in trust for the relevant holders of those Bonds. After any such repayment, neither the Trustee nor any paying agent will be liable for the payment. However, the Republic’s obligations to make payments on the Bonds as they become due will not be affected until the expiration of the prescription period, if any, specified in the Bonds. See “— Prescription” below.

If the Republic at any time defaults in the payment of any principal of, or interest on, the Bonds, the Republic will pay interest on the amount in default (to the extent permitted by law) calculated, for each day until paid, at the rate or rates specified in such Bonds.

Additional Amounts

The Republic will make all principal and interest payments on the Bonds, to the extent permitted by law, without withholding or deducting any present or future taxes, levies, imposts, duties, assessments or other charges of whatever nature imposed by the Republic or any of its political subdivisions (“Indonesian Taxes”). If Indonesian law requires the Republic to withhold or deduct any Indonesian Taxes, the Republic will pay the holders of Bonds such additional amounts (“Additional Amounts”) necessary to ensure that they receive the same amount as they would have received without any withholding or deduction. The Republic will not, however, pay any Additional Amounts in connection with any Indonesian Taxes that are imposed due to any of the following:

i.	the holder has or had some connection with the Republic other than merely owning or holding the Bonds or receiving principal and interest payments on the Bonds;

ii.	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or other governmental charge;

iii.	any tax, assessment or other governmental charge that would not have been imposed but for the failure of a holder or beneficial owner of a Bond to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Republic of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction, provided that (a) the Republic or the Republic’s agent has notified the holders of such certification, identification or other reporting requirement at least 15 days before the applicable payment date and (b) in no event shall such holder’s or beneficial owner’s or other person’s obligation to satisfy such a requirement require such holder or beneficial owner or other person to provide any materially more onerous information, documents or other evidence than would be required to be provided had such holder or beneficial owner or other person been required to file Internal Revenue Service Forms W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and/or W-8IMY;

iv.	the holder has failed to present any such Bonds for payment (where such presentment is required) within 30 days after the date on which such payment has been made available to the holder except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting such Bond for payment on the last of such 30 days;

v.	any tax, assessment or other governmental charge that would not have been imposed but for the failure by a holder or beneficial owner (or any financial institution through which the holder or beneficial owner holds any Bonds or through which payment on the Bonds is made) to comply with any certification, information, identification, documentation or other reporting requirements (including entering into and complying with an agreement with the Internal Revenue Service) imposed pursuant to, or under an intergovernmental agreement entered into between the United States and the government of another country in order to implement the requirements of, Sections 1471 through 1474 of the Internal Revenue Code as in effect on the date of issuance of the Bonds or any successor or amended version of these provisions, to the extent such successor or amended version is not materially more onerous than these provisions as enacted on such date; or

vi.	the holder is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder.

Any reference to “principal” or “interest” on the Bonds includes any Additional Amounts which may be payable on the Bonds.

The Republic will pay any present or future stamp, court or documentary taxes or any excise or property taxes, charges or similar levies which arise in the Republic or any political subdivision thereof or taxing authority thereof or therein in respect of the creation, issue, execution, delivery or registration of the Bonds or any other document or instrument referred to therein.

Unless the context requires otherwise, any references in this prospectus to principal or interest on the Bonds will include additional amounts payable by the Republic in respect of such principal or interest.

Negative Pledge

So long as any Bond remains outstanding, the Republic will not create or permit the creation of any mortgage, charge, lien, pledge or any other security interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness (as defined below), unless the Republic shall procure that all amounts payable under the Bonds are secured equally and ratably.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed which is issued by and in the name of the Republic and is backed by the full faith and credit of the Republic. As used in the preceding sentence, money borrowed “by and in the name of the Republic” shall not include the borrowings of any state-owned-enterprises or other agency, authority, department or instrumentality which under the laws of the Republic constitutes a juridical entity or statutory body separate from the Republic so long as such Indebtedness does not carry the full faith and credit of the Republic.

“External Indebtedness” means Indebtedness which is denominated or payable by its terms in, or at the option of the holder thereof payable in, a currency or currencies other than the lawful currency of the Republic.

“Public External Indebtedness” means External Indebtedness which (i) is publicly issued or privately placed in the capital markets, (ii) is in the form of, or represented by, bonds, debentures, notes or other similar instruments or book entries and (iii) is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Security Interest” means any security interest, lien, pledge, mortgage, deed of trust, charge or other encumbrance, security interest or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the Indenture becomes effective or at any time thereafter.

Notwithstanding the above, the Republic may create or permit the creation of any Security Interests:

1.	securing Public External Indebtedness incurred, assumed or guaranteed by the Republic solely to finance or refinance the acquisition, construction or development of the property over which such Security Interest has been created or permitted to be created, provided that such Security Interest does not extend to any other property of the Republic; however, in the case of construction, the Security Interest may extend to: unimproved real property for the construction, any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in the construction, and the revenues to be generated by the operation of, or loss or damage to, the property to be constructed;

2.	existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

3.	arising out of the renewal, extension or replacement of any indebtedness permitted under paragraph 2 above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

4.	arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

5.	in existence as of the date of the issuance of the Bonds;

6.	pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings which proceedings are being contested in good faith; or

7.	arising by operation of law, provided that any such Security Interest is not created or permitted to be created by the Republic for the purpose of securing any Public External Indebtedness.

Events of Default

Each of the following events will constitute an Event of Default:

i.	the Republic defaults in any payment of the principal of or interest on any of the Bonds and such default is not cured within 30 days;

ii.	the Republic defaults in the performance of any other covenant in the Bonds and such default continues for a period of 60 days after written notice thereof has been given to the Republic by holders representing at least 10% of the aggregate principal amount of the Bonds outstanding;

iii.	any Public External Indebtedness in a principal amount in excess of U.S.$50,000,000 (or the equivalent amount thereof in any other currency) is accelerated (other than by optional or mandatory prepayment or redemption);

iv.	the Republic defaults in the payment of principal or interest in excess of U.S.$50,000,000 (or the equivalent amount thereof in any other currency) payable (whether upon maturity, acceleration or otherwise) in connection with Public External Indebtedness beyond any applicable grace and waiver periods and such default shall not have been cured or waived within 30 days after written notice thereof has been given to the Republic pursuant to the Indenture by any holder; or

v.	the Republic declares a moratorium with respect to the payment of principal of or interest on any Public External Indebtedness.

If an Event of Default under the Bonds shall have occurred and be continuing then in each and every such case, upon notice in writing by the holders (the “Demanding Holders”) (acting individually or together) of not less than 25% of the aggregate outstanding principal amount of the Bonds to the Republic, with a copy to the Trustee, of any such Event of Default and its continuance, the Demanding Holders may, and the Trustee at the written request of such holders shall (subject to receiving indemnity and/or security to its satisfaction), declare the principal amount of all the Bonds due and payable immediately, and the same shall become and shall be due and payable upon the date that such written notice is received by or on behalf of the Republic, unless prior to receiving such notice all Events of Default in respect of all the Bonds shall have been cured or waived; provided that if, at any time after the principal of the Bonds shall have been so declared due and payable, and before the sale of any property pursuant to any judgment or decree for the payment of monies due which shall have been obtained or entered in connection with the Bonds, the Republic shall pay or shall deposit (or cause to be paid or deposited) with the Trustee or Paying Agent a sum sufficient to pay all matured installments of interest and principal upon all the Bonds which shall have become due otherwise than solely by acceleration (with interest on overdue installments of interest, to the extent permitted by law, and on such principal of each Bond at the rate of interest specified herein, to the date of such payment of interest or principal) and such amount as shall be sufficient to cover the fees and reasonably incurred expenses of the Trustee, including, without limitation, the fees and expenses of its counsel, and if any and all Events of Default hereunder, other than the nonpayment of the principal of the Bonds which shall have become due solely by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then, and in every such case, the holders of more than 50% in aggregate principal amount of the Bonds then outstanding, by written notice to the Republic and to the Trustee, may, on behalf of all of the holders, waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon.

Notwithstanding the foregoing, in the case of an Event of Default specified in (ii) above, the principal amount of and the accrued interest on the Bonds may only be declared immediately due and payable if such event is materially prejudicial to the interests of the holders of Bonds.

Purchases of Bonds by the Republic

The Republic may at any time purchase or acquire any of the Bonds in any manner and at any price in the open market. The Bonds which are purchased or acquired by the Republic may, at the Republic’s discretion, be held, resold or surrendered to the Registrar for cancellation.

Enforcement

Except as provided in Section 4.7 of the Indenture, no holder of any Bonds shall have any right by virtue of or by availing itself of any provision of the Indenture or the Bonds to institute any suit, action or proceeding in equity or at law upon or under or with respect to the Indenture or the Bonds, or for any other remedy hereunder or under the Bonds, unless (a) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof with respect to the Bonds, (b) the holders of not less than 25% in aggregate principal amount outstanding of the Bonds shall have made written request to the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have provided to the Trustee such indemnity and/or other security to its satisfaction as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and (c) the Trustee for 60 days after its receipt of such notice, request and provision of indemnity and/or other security shall have failed to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 4.9 of the Indenture, it being understood and intended, and being expressly covenanted by every holder of Bonds with every other holder of Bonds and the Trustee, that no one or more holder shall have any right in any manner whatsoever by virtue or by availing itself of any provision of the Indenture or of the Bonds to affect, disturb or prejudice the rights of any other holder of Bonds or to obtain priority over or preference to any other such holder, or to enforce any right under the Indenture or under the Bonds, except in the manner herein provided and for the equal, ratable and common benefit of all holders. For the protection and enforcement of this “Enforcement” section, each and every holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Meeting, Amendments and Waivers — Collective Action

The Republic may call a meeting of holders of any series of the Bonds at any time regarding the Indenture. The Republic will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Republic or the Trustee will call a meeting of holders of a series of the Bonds if at least 10% in aggregate principal amount of such Bonds have delivered a written request to the Republic or the Trustee (with a copy to the Republic) setting forth the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, the Republic will notify the Trustee and the Trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notice is given.

Only holders of the Bonds and their proxies are entitled to vote at a meeting of holders. The Republic will set the procedures governing the conduct of the meeting and if additional procedures are required, the Republic will consult with the Trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of the Bonds pursuant to written action with the consent of the requisite percentage of the Bonds of the relevant series. The Republic will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the Republic.

The holders of a series of the Bonds may generally approve any proposal by the Republic to modify or take action with respect to any Non-Reserved Matter (as defined below) relating to the Indenture or the terms of such Bonds with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the Bonds of that series.

However, holders of any series of debt securities issued under the Indenture (including the Bonds) may approve, by vote or consent through one of three modification methods, any modification, amendment, supplement or waiver (each, a “Modification”) proposed by the Republic that would do any of the following (such subjects referred to as “Reserved Matter Modification”) with respect to such series of debt securities:

•	change the date on which any amount is payable;

•	reduce the principal amount (other than in accordance with the express terms of the Bonds of that series and the Indenture);

•	reduce the interest rate;

•	change the method used to calculate any amount payable (other than in accordance with the express terms of the Bonds and the Indenture);

•	change the currency or place of payment of any amount payable;

•	permit early redemption of the Bonds of a series, or if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	modify the Republic’s obligation to make any payments (including any redemption price therefor);

•	change the identity of the obligor;

•	change the definition of “Outstanding” or the percentage of affirmative votes or written consents, as the case may be, required for the taking of any action pursuant to Section 11.4, Section 11.5 and Section 11.6 of the Indenture;

•	change the definition of “Uniformly Applicable” or “Reserve Matter Modification”;

•	authorize the Trustee, on behalf of all holders of the Bonds, to exchange or substitute all the Bonds for, or convert all the Bonds into, other obligations or securities of the Republic or any other person;

•	change the legal ranking, governing law, submission to jurisdiction, the Republic’s obligation to appoint and maintain an agent for service of process or waiver of immunities provisions of the terms of such Bonds.

A Reserved Matter Modification, including the payment terms of any series of the Bonds, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent:

•	in the case of a proposed modification to a single series of the debt securities, the holders of more than 75% of the aggregate principal amount of that series;

•	where such proposed modification would affect the outstanding debt securities of any two or more series (including the Bonds), the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•	where such proposed modification would affect the outstanding debt securities of any two or more series (including the Bonds) issued under the Indenture, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all the series (including the Bonds) affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of debt securities pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of debt securities or all holders of all series of debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those debt securities whether or not notation of such modification is made upon the debt securities. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that debt security.

For so long as any series of Existing Debt Securities (as defined below) are outstanding, if the Republic certifies to the Trustee and to the trustee under the applicable Existing Indenture (for the benefit of the holders of the affected Existing Debt Securities) that a cross series modification is being sought simultaneously with an Existing Indenture Reserve Matter Modification (as defined below), the Existing Debt Securities affected by such

Existing Indenture Reserve Matter Modification shall be treated as “Series affected by that proposed Modification” as that phrase is used in the Indenture; provided that if the Republic seeks a cross-series modification with single aggregated voting, in determining whether such Modification will be considered Uniformly Applicable, the holders of any series of Existing Debt Securities affected by the Existing Indenture Reserve Matter Modification shall be deemed “Holders of debt securities of all Series affected by that Modification,” for the purpose of the Uniformly Applicable definition. It is the intention of this clause that in respect of any cross-series modification, the votes of the holders of the affected Existing Debt Securities be counted for purposes of the voting thresholds specified in the Indenture for the applicable cross series modification as though those Existing Debt Securities had been affected by that cross series modification, although it is acknowledged and agreed that the effectiveness of any Modification, as it relates to the affected Existing Debt Securities, shall be governed exclusively by the terms and conditions of those Existing Debt Securities and by the applicable Existing Indenture; provided, however, that no such Modification as to the Bonds will be effective unless such Modification shall have also been adopted or deemed adopted by the holders of the affected Existing Debt Securities pursuant to the amendment and modification provisions of such Existing Debt Securities.

“Existing Debt Securities” means any of the 2004 Debt Securities, 2009 Debt Securities, 2010 Debt Securities, 2014 Debt Securities or 2015 Debt Securities, as applicable;

“Existing Indenture” means any of the 2004 Indenture, 2009 Indenture, 2010 Indenture, 2014 Indenture, 2015 Indenture or 2015 December Indenture, as applicable;

“Existing Indenture Reserve Matter Modification” means any modification to the terms and conditions of one or more series of the Existing Debt Securities, pursuant to Clauses 12.2.2 and 12.4 of the 2009 Indenture or Clauses 12.2.2 and 12.10 of the 2015 Indenture, as applicable;

“2004 Debt Securities” means debt securities authenticated and delivered under the 2004 Indenture;

“2009 Debt Securities” means debt securities authenticated and delivered under the 2009 Indenture;

“2010 Debt Securities” means debt securities authenticated and delivered under the 2010 Indenture;

“2014 Debt Securities” means debt securities authenticated and delivered under the 2014 Indenture;

“2015 Debt Securities” means debt securities authenticated and delivered under the 2015 Indenture;

“2015 December Debt Securities” means debt securities authenticated and delivered under the 2015 December Indenture;

“2004 Indenture” means the indenture dated as of March 10, 2004 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon (formerly, The Bank of New York), as trustee;

“2009 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee;

“2010 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010;

“2014 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010 and second supplemental indenture dated as of June 21, 2014;

“2015 Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010, second supplemental indenture dated as of June 21, 2014 and third supplemental indenture dated as of January 8, 2015; and

“2015 December Indenture” means the indenture dated as of January 28, 2009 between the Republic of Indonesia, as issuer, and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture dated as of January 5, 2010, second supplemental indenture dated as of June 21, 2014, third supplemental indenture dated as of January 8, 2015 and fourth supplemental indenture dated as of December 1, 2015.

The Republic may select, in its discretion, any modification method for a Reserved Matter Modification in accordance with the Indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Non-Reserved Matter Modification,” as referred to above, means a Modification other than a Modification constituting a Reserved Matter.

“Uniformly Applicable,” as referred to above, means a Modification by which (A) Holders of debt securities of all Series affected by that Modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a Modification will not be considered to be Uniformly Applicable if each exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting Holder of debt securities of any Series affected by that Modification electing the same option under such menu of instruments).

Before soliciting any consent or vote of any holder of a series of the Bonds for any change to a Reserved Matter, the Republic will provide the following information to the Trustee for distribution to the holders of such Bonds:

•	a description of the Republic’s economic and financial circumstances that are, in the Republic’s opinion, relevant to the request for the proposed Modification, a description of the Republic’s existing debts and a description of any broad policy reform program and provisional macroeconomic outlook;

•	if the Republic shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of the Republic’s proposed treatment of foreign debt instruments that are not affected by the proposed Modification and its intentions with respect to any other major creditor groups; and

•	if the Republic is then seeking a Reserve Matter Modification affecting any other series of debt securities, a description of that proposed Modification.

In determining whether the holders of the requisite principal amount of Bonds outstanding have taken any action or instruction under the Indenture or the Bonds, a debt security will be disregarded and deemed not to be outstanding, and may not be counted in a vote or consent solicitation for or against a proposed Modification, if on the record date for the proposed Modification or other action or instruction hereunder, the debt security is held by the Republic or by a Public Sector Instrumentality, or by a corporation, trust or other legal entity that is controlled by the Republic or a Public Sector Instrumentality, except that (x) debt securities held by the Republic or any Public Sector Instrumentality or any corporation, trust or other legal entity controlled by the Republic or by a Public Sector Instrumentality that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not the Republic, a Public Sector Instrumentality or a corporation, trust or other legal entity that is controlled by the Republic or a Public Sector Instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the Trustee in accordance with such advice, and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information that is in the possession of the Trustee, upon the certificate, statement or opinion of or representations by the Trustee; and (y) in determining whether the Trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the Trustee has received an officer’s certificate will be so disregarded.

As used in the preceding paragraph, “Public Sector Instrumentality” means any department, ministry or agency of the central Government of the Republic, Bank Indonesia or a corporation, trust or other legal entity that is controlled by the central government of the Republic or by a Public Sector Instrumentality if the Republic or any of the foregoing has the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or to elect or to appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

The Republic and the Trustee may, without the vote or consent of any holder of the debt securities (including the Bonds), amend the Indenture or such debt securities for the purposes of:

•	adding covenants by the Republic for the benefit of the holders;

•	surrendering any of the Republic’s right or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any provision which may be defective or inconsistent with any other provision.

Further Issues

The Republic may from time to time, without the consent of holders of the Bonds, create and issue additional Bonds having the same terms as the Bonds in all respects, except for issue date, issue price, original interest accrual date and the first interest payment on the Bonds; provided, however, that any additional Bonds subsequently issued shall be issued, for U.S. federal income tax purposes, either (a) as part of the “same issue” as the Bonds, or (b) in a “qualified reopening” of the Bonds, unless such additional Bonds have a separate CUSIP, ISIN or other identifying number from the previously outstanding Bonds. Such additional Bonds will be consolidated with and will form a single series with the previously outstanding Bonds.

Global Bonds

DTC, Euroclear, and Clearstream, Luxembourg, are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the Trustee nor any Agent will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Additionally, neither the Republic nor the Trustee nor any Agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

The Bonds will initially be issued to investors in global form, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of Bonds. The Republic refers to the intangible Bonds represented by a global Bond as “book-entry” Bonds.

The Republic will deposit any global Bond it issues with a clearing system or its nominee. The global Bond will be registered in the name of the clearing system or its nominee or the common depositary. Unless a global Bond is exchanged for certificated securities, as discussed below under “— Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear and Clearstream in Europe.

Clearing systems process the clearance and settlement of book-entry Bonds for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry Bonds through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase book-entry Bonds, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry Bonds will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

When you hold Bonds in this manner, you must rely on the procedures of the institutions through which you hold your Bonds to exercise any of the rights granted to holders. This is because the legal obligations of the Republic run only to the registered owner of the global Bond, which will be the relevant clearing system or its nominee or common depositary. For example, once the Republic arranges for payments to be made to the registered holder, the Republic will no longer be liable for the amounts so paid on the security, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from the Republic to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of a Bond is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry Bonds to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of the Republic.

As an owner of book-entry Bonds represented by a global Bond, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the Bonds in certificated form or (b) have any of the Bonds registered in your name, except under the circumstances described below under “— Certificated Securities”;

•	you may not be able to transfer or sell your Bonds to some insurance companies and other institutions that are required by law to own their Bonds in certificated form;

•	you may not be able to pledge your Bonds in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•	none of the Republic, the Trustee, any paying agent, any registrar or any agent of the Republic or the Trustee shall have any responsibility or obligation to any beneficial owner in a global Bond, or participant or other person with respect to the accuracy of the records of the relevant clearing system or its nominee or common depositary, with respect to any ownership interest in the Bonds or with respect to the delivery to any participant, beneficial owner or other person of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Bonds. All notices and communications to be given to the holders and all payments to be made to holders under the Bonds and the Indenture will be given or made only to or upon the order of the registered holders (which shall be the relevant clearing system or its nominee or common depositary in the case of the global Bond). The rights of beneficial owners in the global Bond shall be exercised only through the relevant clearing system or its nominee or common depositary subject to the applicable procedures. The Republic, the Trustee, any paying agent, any registrar and any agent of the Republic or the Trustee shall be entitled to rely and shall be fully protected in relying upon information furnished by the relevant clearing system or its nominee or common depositary with respect to its members, participants and any beneficial owners. The Republic, the Trustee, any paying agent, any registrar and any agent of the Republic or the Trustee shall be entitled to deal with the relevant clearing system or its nominee or common depositary, that is the registered holder of any global Bond for all purposes relating to such global Bond (including the payment of principal, premium, if any, and interest and additional amounts, if any, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such global Bond) as the sole holder of such global Bond and shall have no obligations to the beneficial owners thereof. None of the Republic, the Trustee, any paying agent, any registrar or any agent of the Republic or the Trustee shall have any responsibility or liability for any acts or omissions of the relevant clearing system or its nominee or common depositary with respect to such global Bond, for the records of any such depositary, including records in respect of beneficial ownership interests in respect of any such global Bond, for any transactions between the relevant clearing system or its nominee or common depositary and any participant or between or among the relevant clearing system or its nominee or common depositary, any such participant and/or any holder or owner of a beneficial interest in such global Bond, or for any transfers of beneficial interests in any such global Bond.

The Clearing Systems

The following description reflects the Republic’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg. The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg. These systems could change their rules and procedures at any time, and the Republic takes no responsibility for their actions.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the Bonds is fixed.

When book-entry Bonds are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the Bonds and make payment for them. On the closing date, the New York depositary will make payment to the DTC participant through which the seller holds its Bonds, which will make payment to the seller, and the Bonds will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the Bonds to the account of the participant through which the purchaser is acting. This Bonds credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the Bonds credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of Bonds, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the Bonds on the value date. The most direct way of doing this is for the participant to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry Bonds are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the Bonds with Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry Bonds to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and Bonds debit will instead be valued at the actual settlement date.

Certificated Securities

The Republic will issue Bonds in certificate registered form only if:

•	the depositary notifies the Republic that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Bank Indonesia does not appoint a successor depositary or clearing agency within 90 days;

•	The Republic decides it no longer wishes to have all or part of the Bonds represented by a global Bond.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may execute, and the Trustee or the Registrar shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to the Republic and to the Trustee an indemnity under which it will agree to pay the Republic, the Trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. The Republic and the Trustee (or the Registrar) may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If the Republic issues certificated securities, a holder of certificated securities may exchange them for Bonds of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the Registrar as specified in the Indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

The Republic will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. The Republic may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The Registrar may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of, or premium or interest on the Bonds.

Trustee

The Indenture establishes the obligations and duties of the Trustee, the right to indemnification of the Trustee and the liability and responsibility, including limitations, for actions that the Trustee takes. The Trustee is entitled to enter into business transactions with the Republic or any of its affiliates without accounting for any profit resulting from these transactions.

Paying Agents, Transfer Agents, Registrar

The Bank of New York Mellon, The Bank of New York Mellon SA/NV, Luxembourg Branch and The Bank of New York Mellon, London Branch will be appointed as the paying agents, transfer agents and registrar. Bank Indonesia may at any time appoint additional or other paying agents, transfer agents and, in respect of registered Bonds, registrars and terminate the appointment of those or any paying agents, transfer agents and registrar, provided that while the Bonds are outstanding Bank Indonesia will (i) in the case of debt securities which are specified to be held through Euroclear and/or Clearstream, maintain a transfer agent and registrar in Luxembourg and a paying agent in the City of London, England and (ii) in the case of debt securities which are specified to be held through DTC, maintain a transfer agent, registrar and paying agent in The City of New York. If the relevant debt securities are listed on the Singapore Stock Exchange and the rules of such exchange so require, Bank Indonesia will maintain a paying agent in Singapore.

Notices

The Republic will mail any notices to the holders of the certificated securities at their registered addresses as reflected in the register maintained by the Registrar. The Republic will consider any mailed notice to have been given five Business Days after it has been sent. The Republic will give notices to the holders of a global Bond in accordance with the procedures and practices of the depositary and such notices shall be deemed given upon actual receipt thereof by the depositary. The Republic will also publish notices to the holders if and so long as the Bonds are listed on the SGX-ST and the rules of such exchange so require, in a leading newspaper having general circulation in Singapore (which is expected to be the Business Times). If publication in a leading newspaper in Singapore is not practicable, the Republic will have validly given notice if it gives notice in accordance with the rules of the exchange on which the Bonds are listed. The Republic will consider any published notice to be given on the date of its first publication.

Prescription

Claims against the Republic for the payment of principal, interest, premium, if any, or other amounts due on the Bonds will be prescribed unless made within five years, with respect to principal, and two years, with respect to interest, premium, if any, or other amounts due on the Bonds, in each case from the date on which such payment first became due.

Governing Law and Jurisdiction

The Indenture and the Bonds will be governed by and construed in accordance with the law of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except for the Republic’s authorization and execution, which shall be governed by and interpreted in accordance with the laws of the Republic.

The Republic will irrevocably submit to the jurisdiction of any federal court in the Southern District of New York or any state court in the Borough of Manhattan, The City of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the Bonds, and the Republic will irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court. The Republic will irrevocably waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of the Republic. The Republic has appointed the Chief Representative of Bank Indonesia New York in The City of New York as its authorized agent (the “Process Agent”) upon which process may be served in any action by the Trustee or a holder arising out of or based on the Bonds or the Indenture which may be instituted in any federal court in the Southern District of New York or any state court in the Borough of Manhattan, The City of New York, and the Republic will expressly accept the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable until all amounts in respect of the principal and interest, due or to become due on or in respect of all the Bonds have been paid by the Republic to the Trustee or unless and until the appointment of a successor as such Process Agent located in the Borough of Manhattan, The City of New York, and such successor’s acceptance of such appointment. Service of process upon the Process Agent at 200 Vesey Street, New York, New York, 10285 (phone: 1-212-732-1958 fax: 1-212-732-4003), or at such other address in the United States as may be the office of the Process Agent at the time of such service, and written notice of such service mailed or delivered to the Republic shall be deemed in every respect service of process upon the Republic. The failure of the Process Agent to advise the Republic of its receipt of such service shall have no effect on the validity or timeliness of any such service. Notwithstanding the foregoing, any action by the Trustee or a holder arising out of or based on the Bonds or the Indenture may be instituted by such Person in any competent court in the Republic.

The Republic will waive irrevocably, to the fullest extent permitted by law, any immunity to which it might otherwise be entitled under the Immunities Act or otherwise in any action arising out of or based on the Bonds or the Indenture which may be instituted as provided herein in any federal court in the Southern District of New York, any state court in the Borough of Manhattan, The City of New York or in any competent court in the Republic; such waiver shall not be subject to retraction or modification by the Republic. Notwithstanding anything to the contrary in the Indenture or the Bonds, such waiver of immunity shall not be deemed or interpreted to include any waiver of immunity in respect of (i) actions brought against the Republic arising out of or based upon U.S. federal or state securities laws; (ii) attachment under Indonesian law; (iii) present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961; (iv) “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963; (v) any other property or assets used solely or mainly for governmental or public purposes in the Republic or elsewhere; (vi) military property or military assets or property or assets of the Republic related thereto; or (vii) assets or property forming part of the cultural heritage of the Republic and/or Bank Indonesia.

Notwithstanding anything to the contrary herein, none of the provisions described in this “Governing Law and Jurisdiction” section shall apply to actions brought under the United States federal securities laws or any state securities laws and the Process Agent is not the agent for receipt of service for any action or proceeding under these laws.

Currency Indemnity

The Republic’s obligation to any holder under a series of the Bonds that has obtained a court judgment affecting those Bonds will be discharged only to the extent that the holder or the Trustee may purchase U.S. dollars, referred to as the “agreement currency,” with the judgment currency. If the holder or the Trustee cannot purchase the agreement currency in the amount originally to be paid, the Republic agrees to pay the difference. The holder and the Trustee, however, agree to reimburse the Republic for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder or the Trustee. If the Republic is in default of its obligations under such Bonds, however, the holder or the Trustee will not be obligated to reimburse the Republic for any excess.

TAXATION

The following discussion provides a general summary of some of the primary tax consequences of purchasing, owning or selling the debt securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.

Indonesian Taxation

The following is a summary of certain Indonesian tax consequences that may be relevant to non-resident holders of the debt securities in connection with the holding and disposition of the debt securities. The Republic uses the term “non-resident holders” to refer to:

(a)	An individual who does not reside in Indonesia, an individual who does not physically present in Indonesia for more than 183 days during 12-month period; and

(b)	A corporation which is established and domiciled outside of Indonesia,

whether or not carried out a business or activities through a permanent establishment in Indonesia.

In determining the residency of an individual or entity, a tax treaty may stipulate different provisions on the tax resident definition and override the provisions described above.

If a non-resident has a permanent establishment in Indonesia, the permanent establishment will be subject to Indonesian tax obligations and is required to register with the Indonesian Tax Office, or ITO, to obtain a tax ID number and report its business to be confirmed as a VAT-able taxpayer (if applicable), maintain bookkeeping, prepare financial statements, and file monthly and annual tax returns. The taxable income of the permanent establishment is subject to corporate income tax at a flat rate of 25%. The taxable income will include all income, including but not limited to foreign source income directly or indirectly attributable to such permanent establishment. In addition, the after-tax taxable income of a permanent establishment in Indonesia is also subject to a branch profits tax at the rate of 20% (which may be reduced according to an applicable tax treaty). Under the Republic’s income tax treaty with the United States, the U.S.-Indonesia Treaty, the applicable branch profit tax rate for permanent establishment of a United States resident is 10%. The branch profit tax can be exempted if all the after-tax income are reinvested in Indonesia no later than the following fiscal year in one of the following investment forms: (1) as a founding shareholder or a participant founder in a newly established Indonesian company through capital participation; (2) as a shareholder in an established Indonesian company through capital participation; (3) acquisition of fixed assets used by the permanent establishment to conduct its business or activities in Indonesia; or (4) investment in the form of intangible assets used by the permanent establishment to conduct its business or activities in Indonesia. The investment procedure for the exemption of branch profit tax should be in accordance with requirements set out in the Minister of Finance Regulation No. 14/PMK.03/2011 dated January 24, 2011.

Taxation of Interest

Payments of interest on the Bonds issued to non-residents will generally be subject to an Indonesian withholding tax (unless the Bonds are held and owned by a permanent establishment in Indonesia, as discussed below) assessed at a rate of 20% of the gross amount of the interest payment, although this can be reduced based on the applicable tax treaty. If a non-resident qualifies for benefits under the U.S.-Indonesia Treaty, the withholding tax is reduced to 10% of the gross amount of the interest payment. Accordingly, subject to certain exceptions, the Republic will be required to pay Additional Amounts in respect of interest payments on the Bonds. Under current practice, the Republic pays withholding tax on the amounts of interest payments it makes to non-residents, but it does not pay withholding tax on the Additional Amounts that it pays to non-residents.

If an individual or entity holds Bonds through a permanent establishment in Indonesia, the permanent establishment will be taxed on the interest at a flat income tax rate of 25%. Interest payments on the Bonds made to the permanent establishment will be subject to a 15% withholding tax, which will be deducted by the Republic from each interest payment. If the permanent establishment in Indonesia is a bank or a government-approved pension fund, the interest payments on the Bonds will not be subject to withholding tax.

Taxation of Dispositions

Generally, gains resulting from the sale or other disposition of Bonds by a non-resident will not be subject to income, withholding or capital gains tax, unless the Bonds are held and owned through a permanent establishment in Indonesia. If the Bonds are held and owned by a permanent establishment in Indonesia, the permanent establishment will be taxed on any profit at a flat income tax rate of 25%.

Under the U.S.-Indonesia Treaty, a U.S. resident shall be exempt from Indonesian tax on gains derived from the sale, exchange, or other disposition of Bonds held as capital assets unless:

(a)	the recipient of the gain has a permanent establishment or fixed base in Indonesia and gain from the disposition of Bonds is effectively connected with such permanent establishment or fixed base; or

(b)	the recipient of the gain is an individual and is present in Indonesia for a period or periods aggregating 120 days or more during the taxable year.

Other Indonesian Taxes

There are no other material Indonesian taxes or duties (e.g., inheritance taxes, gift duties, stamp duty or similar taxes) that a holder of Bonds will be required to pay in relation to any of the payments made by the Republic.

This summary is based on Indonesian laws, rules, and regulations in effect as of the date of this prospectus, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Indonesian law of the receipt, ownership, or disposition of the debt securities, in each case by non-resident holders, nor to describe any of the tax consequences that may be applicable to citizens or residents of the Republic.

If you are not a non-resident holder, you should consult your tax advisor about the consequences of holding these debt securities.

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a holder of any Bonds. This summary is based on provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, laws, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with beneficial owners of Bonds that will hold Bonds as capital assets, and does not address particular tax considerations that may be applicable to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Bonds as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, entities taxed as partnerships or the partners therein, persons subject to the alternative minimum tax, U.S. expatriates or persons that have a “functional currency” other than the U.S. dollar.

This summary addresses only U.S. federal income tax consequences, and does not address consequences arising under state, local, foreign tax laws or the Medicare tax on net investment income. Investors should consult their own tax advisors in determining the tax consequences to them of holding Bonds under such tax laws, as well as the application to their particular situation of the U.S. federal income tax considerations discussed below.

As used herein, a “U.S. holder” is a beneficial owner of any Bond that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of the Bonds. A “Non-U.S. holder” is a beneficial owner of any Bond that is an individual, corporation, foreign estate, or foreign trust that is not a U.S. holder.

U.S. Holders

Payments of Interest and Additional Amounts. The gross amount of stated interest and additional amounts (i.e., without reduction for Indonesian withholding tax at the appropriate Indonesian withholding tax rate applicable to the U.S. holder) will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is actually or constructively received, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Subject to generally applicable restrictions and conditions, Indonesian withholding tax paid at the appropriate rate applicable to the U.S. holder (which may be 10% if the U.S. holder qualifies for the benefit of the U.S.-Indonesia Treaty) will be treated as foreign income tax eligible (i) for credit against a U.S. holder’s U.S. federal income tax liability, or (ii) at the election of such U.S. holder, for deduction in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). Interest and additional amounts will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income.” The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of such deduction, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions in their particular situations.

Sale, Exchange and Retirement of Bonds. Upon the sale, exchange or retirement of a Bond, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the U.S. holder’s tax basis in such Bond. A U.S. holder’s tax basis in a bond will generally equal the cost of the Bond to such holder. Gain or loss recognized by a U.S. holder generally will be long-term capital gain or loss if the U.S. holder has held the Bond for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deduction of capital losses is subject to limitations.

Specified Foreign Financial Assets. Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include Bonds issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Bonds, including the application of the rules to their particular circumstances.

Non-U.S. Holders

Payments of Interest. Subject to the discussions below under “Information Reporting and Backup Withholding,” payments of interest on the Bonds to a Non-U.S. holder generally will be exempt from U.S. federal income taxes, including withholding tax. However, to receive this exemption a Non-U.S. holder may be required to satisfy certification requirements, described below under “Information Reporting and Backup Withholding,” to establish that it is not a U.S. holder.

Sale, Exchange and Retirement of Bonds. Subject to the discussions below under “Information Reporting and Backup Withholding,” a Non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange or retirement of Bonds, provided, in the case of a non-U.S. holder that is an individual, the non-U.S. holder is not present in the United States for 183 days or more in the year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the Bonds made to, and the proceeds of dispositions of any Bonds effected by, certain U.S. holders. In addition, certain U.S. holders may be subject to backup withholding in respect of such amounts if they do not provide their taxpayer identification numbers to the person from whom they receive payments. Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a U.S. or non-U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated              and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell to each of the underwriters and each of the underwriters have agreed to purchase from the Republic, severally and not jointly, the principal amounts of the Bonds listed opposite its name in the table below.

Underwriters	Principal Amount of 20 Bonds	Principal Amount of 20 Bonds	Principal Amount of 20 Bonds
Australia and New Zealand Banking Group Limited	U.S.$	U.S.$	U.S.$
Citigroup Global Markets Inc.	U.S.$	U.S.$	U.S.$
Deutsche Bank AG, Singapore Branch	U.S.$	U.S.$	U.S.$
Goldman Sachs (Singapore) Pte.	U.S.$	U.S.$	U.S.$
Mandiri Securities Pte Ltd	U.S.$	U.S.$	U.S.$

Total	U.S.$	U.S.$	U.S.$

Australia and New Zealand Banking Group Limited, Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, Goldman Sachs (Singapore) Pte. and Mandiri Securities Pte Ltd are acting as joint lead managers and Goldman Sachs (Singapore) Pte. is acting as billing and delivering bank in connection with the offering of the Bonds. Mandiri Securities Pte Ltd, one of the underwriters, is an affiliate of the Republic and has agreed to offer and sell the Bonds only outside the United States of America to non-U.S. persons.

The underwriting agreement provides that the underwriters are obligated to purchase all of the Bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the Bonds may be terminated.

The Republic has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

The Republic estimates that its out-of-pocket expenses for this offering will be approximately U.S.$            . The underwriters have agreed to reimburse the Republic for certain of its expenses.

The underwriters have advised the Republic that they propose to offer the Bonds to the public initially at the public offering price that appears on the cover page of this prospectus. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

Any underwriter who is not registered as a broker-dealer with the Securities and Exchange Commission will not engage in any transaction related to the Bonds in the United States except as permitted by the Securities Exchange Act of 1934. To the extent the underwriters intend to make any offers or sales of the Bonds in the United States, or to nationals or residents of the United States, they will do so only through one or more registered broker-dealers in compliance with applicable securities laws and regulations, as well as with applicable laws of the various states.

In connection with this offering of the Bonds, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the Bonds in the open market for the purpose of pegging, fixing or maintaining the price of the Bonds. Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover short positions. Any of these activities may cause the price of the Bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time but they must end no later than the earlier of 30 days after the issue date of the Bonds and 60 days after the date of the allotment of the Bonds.

The Bonds are a new issue of securities with no established trading market. The Republic has been advised by the underwriters that they intend to make a market in the Bonds, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the Bonds.

Settlement and Delivery

The Republic expects that delivery of the Bonds will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Bonds. Under Rule 15c6-l of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds prior to the delivery of the Bonds hereunder will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchases of the Bonds who wish to trade the Bonds prior to their date of delivery hereunder should consult their advisors.

Other Relationships

The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic or its affiliates in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses. The underwriters and their respective affiliates are full service financial institutions engaged in various activities which may include securities trading, commercial and investment banking, financial advice, investment management, principal investment, hedging, financing and brokerage activities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold (on their own account, on behalf of clients or in their capacity of investment advisers) a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments and enter into other transactions, including credit derivatives (such as asset swaps, repackaging and credit default swaps) in relation thereto. Such transactions, investments and securities activities may involve securities and instruments of the Republic or its subsidiaries, jointly controlled entities or associated entities, including the Bonds offered hereby, may be entered into at the same time or proximate to offers and sales of Bonds or at other times in the secondary market and be carried out with counterparties that are also purchasers, holders or sellers of Bonds. The underwriters or certain of their respective affiliates may purchase Bonds and be allocated Bonds for asset management and/or proprietary purposes and not with a view to distribution. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada

The Bonds may only be offered or sold to a resident of Canada pursuant to an exemption from the requirement to file a prospectus in the applicable Canadian province or territory in which such offer or sale is made, and only by a registrant duly registered under the applicable securities laws of that province or territory or by a registrant that is relying in that province or territory on the “international dealer” exemption provided by Section 8.18 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations (NI 31-103). Furthermore, the Bonds may only be offered or sold to or for the benefit of residents of any such province or territory that are purchasing, or deemed to be purchasing, as principal, that are “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions (NI 45-106) and a “permitted client” as defined in NI 31-103. Each Canadian purchaser hereby acknowledges that any resale of the Bonds must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws and that it shall be deemed to represent and warrant it is an accredited investor and is purchasing as principal (or deemed principal) in connection with any purchase of Bonds hereunder.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of residence for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering. The Republic and the underwriters hereby notify prospective Canadian purchasers that: (a) the Republic or the underwriters may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number, email and the aggregate purchase price of any Bonds purchased) (“personal information”), which Form 45-106F1 may be required to be filed by the Republic or the underwriters under NI 45-106, (b) such personal information may be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106, (c) such personal information is collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (e) the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Support Clerk at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-3684. Prospective Canadian purchasers that purchase Bonds in this offering will be deemed to have authorized the indirect collection of the personal information by the OSC, and to have acknowledged and consented to its name, address, telephone number, email and other specified information, including the aggregate purchase price paid by the purchaser, being disclosed to other Canadian securities regulatory authorities, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque acheteur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each such Member State, a “Relevant Member State”), each underwriter has represented and agreed that with effect from (and including) the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Bonds which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Bonds to the public in that Relevant Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the joint lead managers; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Bonds shall require the Republic or the joint lead managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Bonds to the public” in relation to any of the Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

Each underwriter has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the Bonds and such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Societa e la Borsa, the “CONSOB”) pursuant to Italian securities legislation. Accordingly, the Bonds may not and will not be offered, sold or delivered, nor may copies of this prospectus or any other documents relating to the Bonds (the “Offer Materials”) be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Consolidated Financial Act”) unless an exception applies. Therefore, the Bonds may only be offered, transferred or delivered, and copies of Offer Materials may only be distributed, within the territory of Italy: (a) to qualified investors (investitori qualijicati), as defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (the “Intermediaries Regulation”), pursuant to Article 100, paragraph 1, letter a) of the Consolidated Financial Act and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation.

Any offer, sale or delivery of the Bonds or distribution of copies of offer materials in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Consolidated Financial Act, the Issuers Regulation, the Intermediaries Regulation and Italian Legislative Decree No. 385 of September 1, 1993 (the “Consolidated Banking Act”), all as amended; (ii) in compliance with Article 129 of the Consolidated Banking Act and the implementing guidelines of the Bank of Italy, as amended, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the Bonds in an offering is solely responsible for ensuring that any offer or resale of the Bonds it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

The offer materials and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Japan

The Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) and each underwriters has represented and agreed that it has not directly or indirectly offered or sold and will not offer or sell any Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore statutes (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1 A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, the “FSMA”) received by it in connection with the issue or sale of the Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of the Republic or one of its agencies or instrumentalities relies on the authority of the publication as a public official document of the Republic. All other information in this prospectus and in the registration statement for the Bonds that the Republic has filed with the SEC is included as a public official statement made on the authority of Luky Alfirman, Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia.

VALIDITY OF THE BONDS

The validity of the Bonds will be passed upon for the Republic as to Indonesian law by the Legal Bureau of the Ministry of Finance and Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to the Republic, as to all matters of U.S. law and Soemadipradja & Taher as to all matters of Indonesian law. Certain legal matters will be passed upon for the underwriters by Norton Rose Fulbright, as to all matters of U.S. law, and Assegaf Hamzah & Partners, as to all matters of Indonesian law.

AUTHORIZED REPRESENTATIVE

The authorized representative of the Republic in the United States of America is the Chief Representative of Bank Indonesia New York, whose address is 25/F, 200 Vesey Street, New York, New York, 10285.

GENERAL INFORMATION

1.	The issue of the Bonds has been authorized by the Minister of Finance of the Republic of Indonesia pursuant to the authority conferred upon her by Article 5 of Law No.24 of 2002 on Government Debt Securities.

The implementation of the Bonds’ authorization has been delegated to the Director General of Budget Financing and Risk Management of the Ministry of Finance pursuant to Minister of Finance Decree No.648/KMK.01/2015 on Mandates Granted by the Minister of Finance to the Directorate General of Budget Financing and Risk Management for and on behalf of the Minister of Finance to Sign Letters and/or Decrees of the Minister of Finance in connection with the implementation of budget financing and risk management, and Articles 29 and 33 of Minister of Finance Regulation No.137/PMK.08/2013 on the Sale and Repurchase of Government Debt Securities in Foreign Currency in the International Market, as amended by Ministry of Finance Regulation No.264/PMK.08/2015.

2.	Other than as disclosed in this prospectus, there has been no material adverse change in the financial position or affairs of the Republic since September 30, 2017 and the Republic is not a party in any litigation, arbitration or administrative proceeding that is material in the context of the issue of the Bonds and is not aware of any such litigation, arbitration or administrative proceeding whether pending or threatened.

3.	For so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, the Republic will appoint and maintain a paying agent in Singapore, where the Bonds may be presented or surrendered for payment or redemption in the event any global bonds are exchanged for certificated bonds. In addition, in the event any global bonds are exchanged for certificated bonds, an announcement of such exchange shall be made by or on behalf of the Republic through the SGX-ST. Such announcement shall include all material information with respect to the delivery of the certificated bonds, including details of the paying agent in Singapore.

4.	For so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, the Bonds will be traded on the SGX-ST in a minimum board lot size of S$200,000 or its equivalent in foreign currencies. Accordingly, the Bonds will be traded on the SGX-ST in a minimum board lot size of U.S.$200,000 following listing.

5.	The Bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg. With respect to the 20 Bonds, the CUSIP number is , the Common Code is , and the International Securities Identification Number (ISIN) is . With respect to the 20 Bonds, the CUSIP number is , the Common Code is , and the ISIN is . With respect to the 20 Bonds, the CUSIP number is , the Common Code is , and the ISIN is .

FURTHER INFORMATION

The Republic filed a registration statement with respect to the Bonds with the Securities and Exchange Commission under the Securities Act of 1933 and its related rules and regulations. This prospectus does not contain all of the information described in the registration statement. You can find additional information concerning the Republic and the Bonds in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains information regarding issuers that file electronically with the Commission.

DEBT TABLES OF THE REPUBLIC OF INDONESIA

External Loans of the Republic of Indonesia as of September 30, 2017	T-2

Domestic Loans of the Republic of Indonesia as of September 30, 2017	T-28

Guaranteed Domestic Loans of the Republic of Indonesia as of September 30, 2017	T-32

Guaranteed External Loans of the Republic of Indonesia as of September 30, 2017	T-33

Foreign Currency-Denominated Bonds of the Republic of Indonesia as of September 30, 2017	T-34

Domestic Currency-Denominated Bonds of the Republic of Indonesia as of September 30, 2017	T-36

External Loans of the Republic of Indonesia as of September 30, 2017

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
MULTILATERAL
ACU	FIXED	1.00	—	2005	2021	15,792,505.68	22,294,752.69	3,429,599.45	4,841,668.14
ACU	FIXED	2.50	—	2011	2030	3,400,000.00	4,799,881.71	1,741,512.69	2,458,545.56
ACU	FIXED	5.10	—	2009	2024	21,591,000.00	30,480,660.57	7,092,842.64	10,013,178.13
ACU	FIXED	5.10	—	2011	2027	32,711,000.00	46,179,097.22	20,360,655.55	28,743,746.51
ACU	FIXED	5.50	—	2000	2017	12,223,800.06	17,256,704.21	—	—
ACU	LIBOR 6 MONTHS	1.20	—	2011	2026	26,998,000.00	38,113,884.22	15,174,875.19	21,422,825.25
ACU	LIBOR 6 MONTHS	1.20	—	2011	2026	4,600,000.00	6,493,957.60	2,869,264.56	4,050,626.61
ACU	LIBOR 6 MONTHS	1.20	—	2011	2027	6,910,000.00	9,755,053.71	4,031,218.97	5,690,992.41
ACU	LIBOR 6 MONTHS	1.20	—	2011	2027	25,730,000.00	36,323,810.69	15,434,735.44	21,789,677.74
ACU	NO INTEREST RATE	—	—	1998	2023	3,131,007.99	4,420,137.64	1,130,641.87	1,596,160.95
ACU	NO INTEREST RATE	—	—	1999	2019	3,156,294.86	4,455,835.87	526,049.11	742,639.26
ACU	NO INTEREST RATE	—	—	2000	2025	5,844,756.59	8,251,217.72	2,501,400.64	3,531,302.11
ACU	NO INTEREST RATE	—	—	2000	2025	6,090,240.59	8,597,774.82	2,630,961.64	3,714,207.25
ACU	NO INTEREST RATE	—	—	2003	2027	5,075,319.75	7,164,980.71	1,727,434.93	2,438,671.56
ACU	NO INTEREST RATE	—	—	2003	2022	3,052,974.10	4,309,974.86	1,191,542.72	1,682,136.50
ACU	NO INTEREST RATE	—	—	2003	2020	11,281,618.41	15,926,598.19	1,851,441.12	2,613,734.81
ACU	NO INTEREST RATE	—	—	2003	2020	7,335,873.77	10,356,272.45	1,014,549.62	1,432,270.05
ACU	NO INTEREST RATE	—	—	2003	2021	21,775,820.80	30,741,577.63	4,265,085.11	6,021,148.24
ACU	NO INTEREST RATE	—	—	2003	2021	9,133,200.10	12,893,611.79	1,949,531.72	2,752,212.25
ACU	NO INTEREST RATE	—	—	2004	2021	19,692,523.29	27,800,524.21	3,823,413.71	5,397,627.51
ACU	NO INTEREST RATE	—	—	2004	2021	4,420,843.19	6,241,036.58	928,772.54	1,311,175.98
ACU	NO INTEREST RATE	—	—	2004	2022	28,236,017.44	39,861,630.47	7,528,815.78	10,628,654.45
ACU	NO INTEREST RATE	—	—	2004	2021	6,984,444.78	9,860,149.63	1,276,367.84	1,801,886.66
ACU	NO INTEREST RATE	—	—	2004	2021	27,911,624.64	39,403,675.45	5,448,972.17	7,692,477.01
ACU	NO INTEREST RATE	—	—	2005	2022	5,434,193.23	7,671,613.14	1,467,673.43	2,071,958.49
ACU	NO INTEREST RATE	—	—	2005	2021	18,503,633.59	26,122,133.06	3,408,207.49	4,811,468.47
ACU	NO INTEREST RATE	—	—	2005	2021	14,614,000.00	20,631,020.96	3,580,276.69	5,054,383.70
ACU	NO INTEREST RATE	—	—	2005	2022	5,089,255.27	7,184,653.90	1,398,059.08	1,973,681.82
ACU	NO INTEREST RATE	—	—	2006	2026	25,151,545.67	35,507,189.41	9,250,976.70	13,059,880.54
ACU	NO INTEREST RATE	—	—	2006	2027	6,533,166.90	9,223,067.15	2,671,454.30	3,771,371.95
ACU	NO INTEREST RATE	—	—	2006	2017	8,060,000.00	11,378,543.11	2,468,697.99	3,485,134.80
ACU	NO INTEREST RATE	—	—	2006	2022	27,520,000.00	38,850,807.23	12,008,559.68	16,952,842.92
ACU	NO INTEREST RATE	—	—	2006	2027	21,424,082.44	30,245,018.06	8,523,715.41	12,033,184.02
ACU	NO INTEREST RATE	—	—	2006	2029	11,017,000.00	15,553,028.46	5,119,115.75	7,226,808.84
ACU	NO INTEREST RATE	—	—	2006	2023	17,654,654.43	24,923,603.78	8,091,716.57	11,423,318.34
ACU	NO INTEREST RATE	—	—	2006	2023	5,203,055.56	7,345,309.18	2,601,527.80	3,672,654.62
ACU	NO INTEREST RATE	—	—	2007	2030	10,274,000.00	14,504,113.14	6,894,612.97	9,733,331.38
ACU	NO INTEREST RATE	—	—	2008	2032	10,274,000.00	14,504,113.14	5,447,167.26	7,689,928.97

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
ACU	NO INTEREST RATE	—	—	2008	2029	31,920,000.00	45,062,418.86	3,195,942.48	4,511,807.61
ACU	NO INTEREST RATE	—	—	2009	2023	2,114,000.00	2,984,397.04	1,165,558.01	1,645,453.11
ACU	NO INTEREST RATE	—	—	2009	2033	9,172,816.91	12,949,540.03	8,408,415.50	11,870,411.69
ACU	NO INTEREST RATE	—	—	2009	2027	63,357,279.70	89,443,367.02	25,542,291.58	36,058,817.10
ACU	NO INTEREST RATE	—	—	2009	2021	87,550,000.00	123,596,953.97	8,464,203.03	11,949,168.62
ACU	NO INTEREST RATE	—	—	2011	2026	31,255,000.00	44,123,618.46	14,190,423.89	20,033,045.90
ACU	NO INTEREST RATE	—	—	2011	2018	4,000,000.00	5,646,919.66	1,986,957.75	2,805,047.69
ACU	NO INTEREST RATE	—	—	2011	2025	30,400,000.00	42,916,589.39	16,162,929.86	22,817,691.58
ACU	NO INTEREST RATE	—	—	2011	2026	24,560,000.00	34,672,086.69	14,615,516.93	20,633,162.46
ACU	NO INTEREST RATE	—	—	2011	2027	4,940,000.00	6,973,945.78	2,857,075.33	4,033,418.71
ACU	NO INTEREST RATE	—	—	2013	2027	123,750,000.00	174,701,576.86	605,820.07	855,254.32
ACU	NO INTEREST RATE	—	—	2013	2028	30,000,000.00	42,351,897.42	13,846,443.68	19,547,438.75
ACU	NO INTEREST RATE	—	—	2013	2034	8,000,000.00	11,293,839.31	4,417,659.70	6,236,542.35
ACU	NO INTEREST RATE	—	—	2013	2027	187,000,000.00	263,993,493.92	116,760,495.66	164,834,284.51
ACU	NO INTEREST RATE	—	—	2014	2028	174,010,000.00	245,655,122.34	4,881,990.93	6,892,052.63
ADB	ADB FLOATING RATE	6.01	0.75	1995	2019	18,341,247.85	18,341,247.85	4,603,147.85	4,603,147.85
ADB	ADB FLOATING RATE	6.01	0.75	1997	2022	35,709,678.32	35,709,678.32	15,942,378.32	15,942,378.32
ADB	ADB FLOATING RATE	6.29	0.75	1997	2021	7,744,717.08	7,744,717.08	3,141,817.08	3,141,817.08
ADB	ADB FLOATING RATE	6.29	0.75	1997	2022	26,385,417.31	26,385,417.31	10,745,717.31	10,745,717.31
ADB	ADB FLOATING RATE	6.29	0.75	1997	2022	23,507,364.74	23,507,364.74	10,970,064.74	10,970,064.74
ADB	ADB FLOATING RATE	6.29	0.75	1997	2023	3,791,494.19	3,791,494.19	2,075,594.19	2,075,594.19
EUR	FIXED	0.75	—	1990	2029	2,584,960.64	3,045,343.05	2,386,117.52	2,811,085.90
EUR	FIXED	0.75	—	1993	2031	2,900,307.95	3,416,853.83	2,706,954.09	3,189,063.58
EUR	FIXED	0.75	—	1995	2035	4,731,711.93	5,574,431.51	4,475,943.71	5,273,110.88
EUR	FIXED	0.95	—	2012	2032	6,288,000.00	7,407,895.04	6,062,321.62	7,142,023.26
EUR	FIXED	0.95	—	2017	2035	93,150,000.00	109,740,048.14	300,000.00	353,430.11
JPY	COST OF ADB BORROWING	0.19	—	1990	2017	1,631,009,728.00	14,482,428.30	104,221,528.00	925,427.23
JPY	COST OF ADB BORROWING	0.27	—	1993	2018	5,080,843,555.00	45,114,968.49	901,341,655.00	8,003,395.48
SDR	FIXED	0.75	—	1995	2035	5,443,536.82	7,684,803.77	3,357,621.87	4,740,055.24
SDR	FIXED	0.75	—	1998	2037	15,352,987.26	21,674,271.38	8,344,463.26	11,780,128.40
SDR	FIXED	0.75	—	1999	2024	11,685,982.89	16,497,451.62	7,454,826.53	10,524,201.61
SDR	FIXED	0.75	—	1999	2024	14,782,026.94	20,868,229.62	9,429,863.55	13,312,420.45
SDR	FIXED	0.75	—	1999	2024	71,023,331.75	100,265,762.03	45,307,718.19	63,962,261.10
SDR	FIXED	0.75	—	1999	2024	3,796,673.79	5,359,877.96	2,469,411.87	3,486,142.61
SDR	FIXED	0.75	—	2000	2040	17,500,000.00	24,705,273.50	13,416,662.00	18,940,703.09
SDR	FIXED	0.75	—	2001	2025	35,414,178.85	49,995,255.66	23,922,127.08	33,771,582.40
SDR	FIXED	0.75	—	2001	2026	4,586,620.69	6,475,069.63	3,212,539.78	4,535,238.50
SDR	FIXED	0.75	—	2006	2044	13,638,602.14	19,254,022.63	12,254,215.48	17,299,642.57
SDR	FIXED	0.75	—	2006	2026	47,370,000.00	66,873,646.03	31,982,869.65	45,151,173.82
SDR	FIXED	0.75	—	2008	2048	42,033,300.00	59,339,667.00	39,788,458.40	56,170,556.96
SDR	FIXED	0.75	0.10	2001	2026	30,282,980.86	42,751,389.97	21,210,546.21	29,943,562.57
SDR	FIXED	0.75	0.10	2002	2026	55,551,518.00	78,423,739.73	37,494,479.72	52,932,078.63
SDR	FIXED	0.75	0.10	2007	2026	81,950,000.00	115,691,266.45	51,258,135.23	72,362,642.84
SDR	FIXED	0.75	0.10	2007	2026	89,508,359.06	126,361,628.04	58,170,231.54	82,120,655.96
SDR	FIXED	0.75	0.10	2007	2026	38,320,880.79	54,098,733.74	23,811,028.33	33,614,740.98

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
SDR	FIXED	0.75	0.10	2007	2026	90,839,733.85	128,241,169.65	62,911,339.28	88,813,819.59
SDR	FIXED	0.75	0.20	2000	2025	54,139,161.47	76,429,873.77	35,181,798.97	49,667,198.03
SDR	FIXED	0.75	0.20	2004	2026	3,409,938.20	4,813,911.76	2,303,153.46	3,251,430.64
SDR	FIXED	0.75	0.20	2006	2026	45,655,179.05	64,452,781.99	31,842,361.57	44,952,814.35
SDR	FIXED	0.75	0.20	2007	2025	39,654,356.29	55,981,241.00	25,745,503.47	36,345,697.40
SDR	FIXED	0.75	0.30	2001	2026	2,776,666.13	3,919,902.64	1,874,258.13	2,645,946.27
SDR	FIXED	0.75	0.30	2004	2026	21,585,432.18	30,472,800.32	14,570,163.78	20,569,136.06
SDR	FIXED	0.75	0.30	2004	2026	31,597,889.30	44,607,685.54	21,328,575.18	30,110,187.61
SDR	FIXED	0.75	0.30	2004	2026	15,647,425.32	22,089,938.40	10,560,245.74	14,908,214.81
SDR	FIXED	0.75	0.30	2005	2026	17,899,858.06	25,269,765.08	12,082,401.74	17,057,087.97
SDR	FIXED	0.75	0.30	2005	2025	19,832,773.80	27,998,520.05	12,897,569.26	18,207,884.35
SDR	FIXED	0.75	0.30	2005	2025	47,003,493.74	66,356,238.18	30,563,463.99	43,147,356.39
SDR	FIXED	0.75	0.30	2005	2026	51,647,003.45	72,911,619.74	33,592,604.44	47,423,684.58
SDR	FIXED	0.75	0.30	2005	2025	22,683,184.63	32,022,530.29	14,709,378.32	20,765,669.39
SDR	FIXED	0.75	0.30	2005	2025	9,920,000.00	14,004,360.75	6,451,757.78	9,108,139.46
SDR	FIXED	0.75	0.35	2000	2025	21,799,222.51	30,774,614.52	14,179,984.81	20,018,308.74
SDR	FIXED	0.75	0.50	2001	2025	87,499,973.21	123,526,329.66	56,918,391.66	80,353,396.17
SDR	FIXED	0.75	0.50	2003	2026	36,831,596.23	51,996,266.18	25,753,832.66	36,357,455.97
SDR	FIXED	0.75	0.50	2008	2026	78,598,745.26	110,960,199.89	62,878,996.16	88,768,159.84
SDR	FIXED	0.75	0.50	2008	2026	119,359,231.74	168,502,997.96	95,487,385.44	134,802,398.44
SDR	FIXED	1.00	—	1978	2018	23,699,221.26	33,456,899.59	1,010,945.23	1,427,181.62
SDR	FIXED	1.00	—	1979	2019	24,316,665.63	34,328,564.28	1,759,208.25	2,483,526.91
SDR	FIXED	1.00	—	1982	2031	23,677,606.53	33,426,385.43	8,288,368.49	11,700,937.73
SDR	FIXED	1.00	—	1987	2017	44,222,106.34	62,429,670.38	2,315,567.40	3,268,955.76
SDR	FIXED	1.00	—	1987	2017	56,771,000.00	80,145,318.95	3,158,121.23	4,458,414.22
SDR	FIXED	1.00	—	1988	2018	19,549,392.77	27,598,462.57	1,442,729.04	2,036,743.74
SDR	FIXED	1.00	—	1988	2018	36,930,000.00	52,135,185.72	1,906,500.51	2,691,463.80
SDR	FIXED	1.00	—	1989	2018	18,188,411.64	25,677,124.80	2,284,791.12	3,225,507.97
SDR	FIXED	1.00	—	1989	2018	23,050,823.57	32,541,537.18	2,234,833.23	3,154,980.92
SDR	FIXED	1.00	—	1990	2019	75,438,000.00	106,498,081.25	12,901,805.29	18,213,864.47
SDR	FIXED	1.00	—	1990	2018	37,995,569.90	53,639,482.63	3,773,224.56	5,326,773.99
SDR	FIXED	1.00	—	1990	2018	21,624,640.75	30,528,152.23	3,367,729.58	4,754,324.59
SDR	FIXED	1.00	—	1992	2020	5,005,641.53	7,066,613.89	1,537,936.86	2,171,151.47
SDR	FIXED	1.00	—	1993	2020	16,152,741.26	22,803,308.03	5,052,464.12	7,132,714.74
SDR	FIXED	1.00	—	1993	2020	14,034,831.60	19,813,391.61	4,239,996.04	5,985,729.25
SDR	FIXED	1.00	—	1993	2021	12,771,721.99	18,030,221.99	5,026,446.65	7,095,985.10
SDR	FIXED	1.00	—	1994	2021	3,213,127.76	4,536,068.58	1,169,150.53	1,650,524.77
SDR	FIXED	1.00	—	1994	2021	10,903,599.89	15,392,938.14	4,598,980.28	6,492,518.04
SDR	FIXED	1.00	—	1995	2021	15,872,600.44	22,407,824.85	5,869,196.12	8,285,719.73
SDR	FIXED	1.00	—	1995	2022	18,791,399.38	26,528,380.63	8,144,650.01	11,498,046.05
SDR	FIXED	1.00	—	1996	2022	12,044,448.58	17,003,508.36	6,013,704.76	8,489,726.90
SDR	FIXED	1.00	—	1996	2022	24,324,297.73	34,339,338.74	13,584,390.59	19,177,490.56
SDR	FIXED	1.00	—	1996	2023	6,772,673.31	9,561,185.51	3,366,088.67	4,752,008.06
SDR	FIXED	1.00	—	1998	2024	8,799,589.62	12,422,643.90	5,359,156.86	7,565,682.05
SDR	FIXED	1.00	—	1998	2024	10,500,492.66	14,823,859.60	6,938,654.04	9,795,505.47
SDR	FIXED	1.04	—	2011	2032	30,300,000.00	42,775,416.39	25,088,922.55	35,418,782.47
SDR	FIXED	1.50	—	2000	2022	27,021,578.85	38,147,171.18	12,593,705.96	17,778,911.43
SDR	FIXED	1.50	—	2001	2022	31,003,569.50	43,768,666.50	14,182,620.88	20,022,030.16
SDR	FIXED	1.50	—	2001	2022	41,698,812.97	58,867,461.65	19,091,302.97	26,951,763.50
SDR	FIXED	1.50	—	2002	2023	74,834,759.90	105,646,469.16	37,417,367.90	52,823,217.57
SDR	FIXED	1.50	—	2003	2023	34,040,313.67	48,055,729.09	17,011,013.39	24,014,956.46
SDR	FIXED	1.50	—	2003	2023	23,962,479.29	33,828,548.83	11,959,161.58	16,883,106.15
SDR	FIXED	1.50	—	2003	2023	25,379,731.97	35,829,326.83	13,609,761.97	19,213,308.10
SDR	FIXED	1.50	—	2004	2024	13,780,339.38	19,454,117.33	8,038,539.38	11,348,246.51
SDR	FIXED	1.50	—	2004	2024	24,491,233.81	34,575,007.40	14,281,299.81	20,161,338.15
SDR	FIXED	1.50	—	2004	2024	14,539,228.48	20,525,463.77	8,495,349.65	11,993,139.23
SDR	FIXED	1.50	—	2005	2024	13,363,082.85	18,865,063.80	7,794,166.85	11,003,258.50
SDR	FIXED	1.50	—	2005	2025	2,945,949.87	4,158,885.56	2,086,713.87	2,945,876.39
SDR	FIXED	1.50	—	2005	2025	11,109,376.50	15,683,439.13	6,852,110.83	9,673,329.83
SDR	FIXED	1.50	—	2006	2025	34,207,410.13	48,291,624.16	24,230,254.13	34,206,574.58
SDR	FIXED	1.50	—	2006	2026	14,588,899.05	20,595,585.20	10,583,599.22	14,941,183.62
SDR	FIXED	1.50	—	2007	2026	32,326,766.09	45,636,662.71	24,269,671.99	34,262,221.95
SDR	FIXED	1.50	—	2007	2026	20,457,033.08	28,879,805.55	16,195,153.08	22,863,182.07
SDR	FIXED	1.50	—	2007	2027	31,155,525.08	43,983,186.74	25,985,213.46	36,684,103.16
SDR	FIXED	1.50	—	2008	2027	49,323,505.71	69,631,468.48	43,160,092.83	60,930,394.14
SDR	FIXED	1.50	—	2008	2028	31,335,612.80	44,237,421.96	28,754,790.45	40,593,997.85
SDR	FIXED	1.50	—	2009	2028	20,162,000.00	28,463,298.53	15,690,883.90	22,151,290.18
SDR	FIXED	2.08	—	2012	2032	15,870,000.00	22,404,153.74	13,267,598.02	18,730,265.01
USD	ADB FLOATING RATE	1.54	0.15	2008	2023	280,000,000.00	280,000,000.00	151,666,666.63	151,666,666.63
USD	ADB FLOATING RATE	1.56	—	2007	2022	300,000,000.00	300,000,000.00	137,500,000.00	137,500,000.00

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	ADB FLOATING RATE	1.56	—	2008	2023	350,000,000.00	350,000,000.00	189,583,333.37	189,583,333.37
USD	ADB FLOATING RATE	1.85	0.75	2002	2022	13,302,586.29	13,302,586.29	5,674,586.29	5,674,586.29
USD	ADB FLOATING RATE	1.89	0.75	2002	2021	3,740,483.16	3,740,483.16	1,469,711.71	1,469,711.71
USD	ADB FLOATING RATE	1.94	—	2006	2021	200,000,000.00	200,000,000.00	103,000,000.00	103,000,000.00
USD	ADB FLOATING RATE	1.96	—	2005	2020	200,000,000.00	200,000,000.00	83,840,000.00	83,840,000.00
USD	ADB FLOATING RATE	1.96	0.75	2005	2020	300,000,000.00	300,000,000.00	125,760,000.00	125,760,000.00
USD	ADB FLOATING RATE	1.96	0.75	2002	2021	7,674,317.41	7,674,317.41	2,999,417.41	2,999,417.41
USD	ADB FLOATING RATE	1.97	0.75	2002	2022	45,725,660.56	45,725,660.56	22,383,060.56	22,383,060.56
USD	ADB FLOATING RATE	6.01	—	1994	2019	29,253,194.61	29,253,194.61	7,314,394.61	7,314,394.61
USD	ADB FLOATING RATE	6.01	0.75	1995	2020	33,606,224.45	33,606,224.45	9,862,624.45	9,862,624.45
USD	ADB FLOATING RATE	6.01	0.75	1995	2020	72,544,748.53	72,544,748.53	24,189,248.53	24,189,248.53
USD	ADB FLOATING RATE	6.01	0.75	1996	2021	18,409,025.85	18,409,025.85	7,611,825.85	7,611,825.85
USD	ADB FLOATING RATE	6.01	0.75	1999	2021	138,135,722.55	138,135,722.55	56,777,822.55	56,777,822.55
USD	ADB FLOATING RATE	6.01	0.75	1999	2022	29,195,109.95	29,195,109.95	14,132,909.95	14,132,909.95
USD	ADB FLOATING RATE	6.29	—	1993	2018	75,244,156.07	75,244,156.07	8,061,556.07	8,061,556.07
USD	ADB FLOATING RATE	6.29	—	1994	2019	70,767,436.63	70,767,436.63	11,160,136.63	11,160,136.63
USD	ADB FLOATING RATE	6.29	—	1994	2019	102,584,042.07	102,584,042.07	21,146,242.07	21,146,242.07
USD	ADB FLOATING RATE	6.29	—	1994	2019	50,134,842.52	50,134,842.52	10,178,942.52	10,178,942.52
USD	ADB FLOATING RATE	6.29	—	1995	2019	60,048,841.89	60,048,841.89	12,388,441.89	12,388,441.89
USD	ADB FLOATING RATE	6.29	—	1995	2018	79,765,037.67	79,765,037.67	8,331,837.67	8,331,837.67
USD	ADB FLOATING RATE	6.29	0.75	1993	2018	100,742,271.86	100,742,271.86	5,549,871.86	5,549,871.86
USD	ADB FLOATING RATE	6.29	0.75	1995	2020	66,633,307.73	66,633,307.73	16,590,407.73	16,590,407.73
USD	ADB FLOATING RATE	6.29	0.75	1996	2020	49,402,320.29	49,402,320.29	14,725,720.29	14,725,720.29
USD	ADB FLOATING RATE	6.29	0.75	1996	2020	65,760,427.05	65,760,427.05	19,277,627.05	19,277,627.05

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	ADB FLOATING RATE	6.29	0.75	1996	2020	75,548,631.11	75,548,631.11	18,936,531.11	18,936,531.11
USD	ADB FLOATING RATE	6.29	0.75	1996	2021	71,392,056.38	71,392,056.38	23,967,656.38	23,967,656.38
USD	ADB FLOATING RATE	6.29	0.75	1996	2021	17,774,261.89	17,774,261.89	5,993,961.89	5,993,961.89
USD	ADB FLOATING RATE	6.29	0.75	1996	2021	57,516,466.32	57,516,466.32	21,520,466.32	21,520,466.32
USD	ADB FLOATING RATE	6.29	0.75	1996	2021	10,822,536.74	10,822,536.74	3,992,536.74	3,992,536.74
USD	ADB FLOATING RATE	6.29	0.75	1996	2021	15,710,504.09	15,710,504.09	6,136,604.09	6,136,604.09
USD	ADB FLOATING RATE	6.29	0.75	1996	2021	23,981,368.88	23,981,368.88	9,040,468.88	9,040,468.88
USD	ADB FLOATING RATE	6.29	0.75	1996	2022	27,382,259.83	27,382,259.83	13,255,359.83	13,255,359.83
USD	ADB FLOATING RATE	6.29	0.75	1997	2022	44,621,710.54	44,621,710.54	18,212,910.54	18,212,910.54
USD	ADB FLOATING RATE	6.29	0.75	1997	2022	15,381,230.44	15,381,230.44	7,188,930.44	7,188,930.44
USD	ADB FLOATING RATE	6.29	0.75	1997	2022	33,406,604.41	33,406,604.41	16,769,904.41	16,769,904.41
USD	ADB FLOATING RATE	6.29	0.75	1998	2022	7,045,606.52	7,045,606.52	3,225,306.52	3,225,306.52
USD	ADB FLOATING RATE	6.29	0.75	1998	2022	9,890,602.41	9,890,602.41	4,786,302.41	4,786,302.41
USD	ADB FLOATING RATE	6.29	0.75	1998	2022	84,043,480.07	84,043,480.07	40,683,980.07	40,683,980.07
USD	ADB FLOATING RATE	6.29	0.75	1998	2022	8,623,203.53	8,623,203.53	4,328,703.53	4,328,703.53
USD	ADB FLOATING RATE	6.29	0.75	1998	2020	187,516,246.86	187,516,246.86	55,368,846.86	55,368,846.86
USD	ADB FLOATING RATE	6.29	0.75	1998	2022	6,479,097.77	6,479,097.77	3,136,597.77	3,136,597.77
USD	ADB FLOATING RATE	6.29	0.75	2000	2025	5,174,296.04	5,174,296.04	3,458,196.04	3,458,196.04
USD	ADB FLOATING RATE	6.29	0.75	2001	2025	21,509,284.24	21,509,284.24	14,376,184.24	14,376,184.24
USD	ADB FLOATING RATE	6.29	0.75	2001	2024	3,824,991.90	3,824,991.90	2,313,791.90	2,313,791.90
USD	COST OF ADB BORROWING	6.01	—	1992	2017	98,065,757.18	98,065,757.18	5,424,557.18	5,424,557.18
USD	COST OF ADB BORROWING	6.01	—	1993	2017	125,782,313.05	125,782,313.05	6,935,813.05	6,935,813.05
USD	COST OF ADB BORROWING	6.01	—	1993	2017	25,241,397.09	25,241,397.09	1,391,997.09	1,391,997.09
USD	FIXED	0.25	0.25	2011	2051	125,000,000.00	125,000,000.00	99,037,195.88	99,037,195.88
USD	FIXED	0.75	—	1968	2018	5,867,960.53	5,867,960.53	176,399.89	176,399.89
USD	FIXED	0.75	—	1968	2018	2,300,310.89	2,300,310.89	103,513.50	103,513.50
USD	FIXED	0.75	—	1969	2019	17,559,603.96	17,559,603.96	1,054,426.18	1,054,426.18
USD	FIXED	0.75	—	1969	2019	32,395,479.04	32,395,479.04	1,943,729.36	1,943,729.36
USD	FIXED	0.75	—	1969	2019	15,805,812.23	15,805,812.23	948,348.95	948,348.95
USD	FIXED	0.75	—	1970	2020	35,734,930.29	35,734,930.29	3,216,143.45	3,216,143.45
USD	FIXED	0.75	—	1970	2020	17,443,123.46	17,443,123.46	1,569,880.82	1,569,880.82

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	FIXED	0.75	—	1970	2020	19,142,570.31	19,142,570.31	1,722,831.61	1,722,831.61
USD	FIXED	0.75	—	1970	2020	3,517,527.02	3,517,527.02	316,577.08	316,577.08
USD	FIXED	0.75	—	1970	2020	12,772,164.91	12,772,164.91	1,149,495.13	1,149,495.13
USD	FIXED	0.75	—	1970	2020	4,350,782.85	4,350,782.85	391,569.95	391,569.95
USD	FIXED	0.75	—	1970	2020	4,497,027.17	4,497,027.17	404,732.23	404,732.23
USD	FIXED	0.75	—	1970	2020	14,979,041.15	14,979,041.15	1,348,113.47	1,348,113.47
USD	FIXED	0.75	—	1971	2021	7,566,936.76	7,566,936.76	908,032.56	908,032.56
USD	FIXED	0.75	—	1971	2021	14,968,798.12	14,968,798.12	1,571,843.70	1,571,843.70
USD	FIXED	0.75	—	1971	2021	34,305,419.93	34,305,419.93	3,602,069.03	3,602,069.03
USD	FIXED	0.75	—	1971	2021	4,019,075.98	4,019,075.98	482,289.10	482,289.10
USD	FIXED	0.75	—	1972	2021	12,533,749.01	12,533,749.01	1,504,049.53	1,504,049.53
USD	FIXED	0.75	—	1972	2021	6,257,472.04	6,257,472.04	844,758.76	844,758.76
USD	FIXED	0.75	—	1972	2021	12,891,464.45	12,891,464.45	1,739,882.45	1,739,882.45
USD	FIXED	0.75	—	1972	2022	9,550,169.95	9,550,169.95	1,289,272.90	1,289,272.90
USD	FIXED	0.75	—	1972	2022	8,252,642.11	8,252,642.11	1,114,106.27	1,114,106.27
USD	FIXED	0.75	—	1972	2022	10,969,224.25	10,969,224.25	1,480,842.00	1,480,842.00
USD	FIXED	0.75	—	1972	2022	39,991,131.55	39,991,131.55	5,398,802.88	5,398,802.88
USD	FIXED	0.75	—	1973	2023	3,600,000.00	3,600,000.00	504,000.00	504,000.00
USD	FIXED	0.75	—	1973	2022	5,000,000.00	5,000,000.00	825,000.00	825,000.00
USD	FIXED	0.75	—	1973	2023	13,500,000.00	13,500,000.00	2,430,000.00	2,430,000.00
USD	FIXED	0.75	—	1973	2023	14,000,000.00	14,000,000.00	2,520,000.00	2,520,000.00
USD	FIXED	0.75	—	1973	2023	46,000,000.00	46,000,000.00	7,590,000.00	7,590,000.00
USD	FIXED	0.75	—	1973	2023	7,702,697.88	7,702,697.88	1,386,297.88	1,386,297.88
USD	FIXED	0.75	—	1973	2023	50,000,000.00	50,000,000.00	9,000,000.00	9,000,000.00
USD	FIXED	0.75	—	1973	2023	14,896,026.07	14,896,026.07	2,678,026.07	2,678,026.07
USD	FIXED	0.75	—	1973	2023	9,992,038.40	9,992,038.40	1,798,566.76	1,798,566.76
USD	FIXED	0.75	—	1974	2023	5,000,000.00	5,000,000.00	975,000.00	975,000.00
USD	FIXED	0.75	—	1974	2024	6,500,000.00	6,500,000.00	1,365,000.00	1,365,000.00
USD	FIXED	0.75	—	1974	2024	14,618,111.19	14,618,111.19	3,074,911.19	3,074,911.19
USD	FIXED	0.75	—	1974	2024	30,000,000.00	30,000,000.00	6,300,000.00	6,300,000.00
USD	FIXED	0.75	—	1978	2026	40,000,000.00	40,000,000.00	10,200,000.00	10,200,000.00
USD	FIXED	0.75	—	1978	2026	28,673,287.20	28,673,287.20	7,311,683.00	7,311,683.00
USD	FIXED	0.75	—	1978	2026	49,000,000.00	49,000,000.00	12,495,000.00	12,495,000.00
USD	FIXED	0.75	—	1979	2026	9,546,068.80	9,546,068.80	2,434,247.00	2,434,247.00
USD	FIXED	0.75	—	1979	2025	67,000,000.00	67,000,000.00	17,085,000.00	17,085,000.00
USD	FIXED	0.75	—	1979	2029	5,500,000.00	5,500,000.00	2,090,871.00	2,090,871.00
USD	FIXED	0.75	—	1979	2026	11,147,915.92	11,147,915.92	3,008,718.00	3,008,718.00
USD	FIXED	0.75	—	1980	2026	26,163,597.26	26,163,597.26	6,671,701.00	6,671,701.00
USD	FIXED	0.75	—	1980	2026	36,526,866.92	36,526,866.92	9,314,334.00	9,314,334.00
USD	FIXED	0.75	—	1980	2029	35,058,626.71	35,058,626.71	9,465,822.00	9,465,822.00
USD	FIXED	0.75	—	1980	2026	30,000,000.00	30,000,000.00	7,650,000.00	7,650,000.00
USD	FIXED	2.00	—	2011	2030	4,670,000.00	4,670,000.00	5,651,379.42	5,651,379.42
USD	FIXED	2.50	—	2013	2032	1,600,000.00	1,600,000.00	304,867.33	304,867.33
USD	FIXED	4.22	—	2007	2027	600,000,000.00	600,000,000.00	479,940,000.00	479,940,000.00
USD	FIXED	4.25	—	2008	2027	200,000,000.00	200,000,000.00	159,980,000.00	159,980,000.00
USD	FIXED	4.41	—	2008	2033	600,000,000.00	600,000,000.00	576,900,000.05	576,900,000.05
USD	FIXED	4.45	—	2008	2030	51,965,239.80	51,965,239.80	51,965,239.80	51,965,239.80
USD	FIXED	4.58	—	2005	2025	400,000,000.00	400,000,000.00	263,520,000.00	263,520,000.00
USD	FIXED	4.69	—	2008	2033	200,000,000.00	200,000,000.00	200,000,000.00	200,000,000.00
USD	FIXED	4.69	—	2008	2033	750,000,000.00	750,000,000.00	750,000,000.00	750,000,000.00
USD	FIXED	4.73	—	2006	2026	530,000,000.00	530,000,000.00	395,592,000.00	395,592,000.00
USD	FIXED	4.92	0.25	2002	2021	193,047,093.88	193,047,093.88	69,807,224.79	69,807,224.79
USD	FIXED	4.93	0.25	2001	2021	208,900,000.00	208,900,000.00	73,385,000.00	73,385,000.00
USD	FIXED	4.93	0.25	2001	2021	12,476,343.76	12,476,343.76	3,276,498.49	3,276,498.49
USD	FIXED	4.93	0.25	2005	2023	44,595,402.62	44,595,402.62	20,507,954.03	20,507,954.03
USD	FIXED	4.98	0.25	2002	2022	29,496,020.73	29,496,020.73	11,252,970.70	11,252,970.70
USD	FIXED	4.98	0.25	2003	2023	12,742,289.93	12,742,289.93	5,451,670.03	5,451,670.03
USD	FIXED	5.03	0.25	2004	2024	187,774,783.44	187,774,783.44	95,282,276.16	95,282,276.16
USD	FIXED	5.04	0.25	2003	2023	132,048,021.39	132,048,021.39	58,485,152.56	58,485,152.56
USD	FIXED	5.04	0.25	2004	2024	8,871,239.64	8,871,239.64	4,071,922.32	4,071,922.32
USD	FIXED	5.05	0.25	2001	2021	10,293,124.91	10,293,124.91	3,610,224.91	3,610,224.91
USD	FIXED	5.08	0.30	2004	2023	44,929,928.35	44,929,928.35	19,326,757.46	19,326,757.46
USD	FIXED	5.10	—	2008	2024	16,807,000.00	16,807,000.00	10,253,755.58	10,253,755.58
USD	FIXED	5.15	0.25	2005	2025	80,000,000.00	80,000,000.00	46,770,796.58	46,770,796.58
USD	FIXED	5.20	—	2007	2026	174,107,151.67	174,107,151.67	123,995,140.00	123,995,140.00
USD	FIXED	5.22	—	2004	2024	300,000,000.00	300,000,000.00	163,045,000.00	163,045,000.00
USD	FIXED	5.28	0.25	2005	2025	66,612,197.07	66,612,197.07	39,375,643.62	39,375,643.62
USD	FIXED	5.28	0.25	2005	2025	68,139,964.66	68,139,964.66	40,925,503.96	40,925,503.96
USD	FIXED	5.28	0.25	2005	2025	36,374,143.71	36,374,143.71	22,290,082.59	22,290,082.59
USD	FIXED	5.30	—	2000	2020	64,967,320.20	64,967,320.20	19,095,887.26	19,095,887.26
USD	FIXED	5.48	0.25	2006	2026	61,765,082.04	61,765,082.04	39,995,755.86	39,995,755.86
USD	LIBOR 6 MONTHS	1.20	—	2011	2026	8,230,000.00	8,230,000.00	7,304,211.76	7,304,211.76

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	LIBOR 6 MONTHS	1.20	0.25	2016	2032	216,500,000.00	216,500,000.00	14,500,000.00	14,500,000.00
USD	LIBOR 6 MONTHS	1.47	—	2008	2030	41,190,000.00	41,190,000.00	41,190,000.00	41,190,000.00
USD	LIBOR 6 MONTHS	1.48	—	2007	2027	18,060,077.89	18,060,077.89	13,601,016.06	13,601,016.06
USD	LIBOR 6 MONTHS	1.49	0.15	2010	2035	39,126,659.64	39,126,659.64	37,497,185.87	37,497,185.87
USD	LIBOR 6 MONTHS	1.49	0.15	2010	2035	35,000,000.00	35,000,000.00	21,112,834.14	21,112,834.14
USD	LIBOR 6 MONTHS	1.49	0.15	2010	2034	99,481,861.00	99,481,861.00	92,814,663.75	92,814,663.75
USD	LIBOR 6 MONTHS	1.55	—	2009	2024	200,000,000.00	200,000,000.00	150,444,632.00	150,444,632.00
USD	LIBOR 6 MONTHS	1.55	0.15	2008	2023	200,000,000.00	200,000,000.00	136,152,138.00	136,152,138.00
USD	LIBOR 6 MONTHS	1.56	—	2009	2024	300,000,000.00	300,000,000.00	215,209,026.00	215,209,026.00
USD	LIBOR 6 MONTHS	1.56	0.15	2009	2034	83,134,598.43	83,134,598.43	78,453,511.15	78,453,511.15
USD	LIBOR 6 MONTHS	1.57	0.15	2009	2033	17,232,130.44	17,232,130.44	16,549,506.61	16,549,506.61
USD	LIBOR 6 MONTHS	1.57	0.75	2007	2022	200,000,000.00	200,000,000.00	120,380,000.00	120,380,000.00
USD	LIBOR 6 MONTHS	1.59	—	2011	2025	200,000,000.00	200,000,000.00	157,084,582.00	157,084,582.00
USD	LIBOR 6 MONTHS	1.62	0.15	2013	2031	45,520,000.00	45,520,000.00	13,032,508.24	13,032,508.24
USD	LIBOR 6 MONTHS	1.66	0.15	2011	2036	95,554,169.88	95,554,169.88	93,044,892.53	93,044,892.53
USD	LIBOR 6 MONTHS	1.66	0.15	2012	2036	180,000,000.00	180,000,000.00	103,111,997.21	103,111,997.21
USD	LIBOR 6 MONTHS	1.67	0.15	2010	2025	200,000,000.00	200,000,000.00	163,408,344.00	163,408,344.00
USD	LIBOR 6 MONTHS	1.68	—	2009	2033	20,487,155.57	20,487,155.57	20,487,155.57	20,487,155.57
USD	LIBOR 6 MONTHS	1.68	—	2010	2033	100,000,000.00	100,000,000.00	99,880,000.00	99,880,000.00
USD	LIBOR 6 MONTHS	1.69	—	2011	2026	200,000,000.00	200,000,000.00	169,430,976.00	169,430,976.00
USD	LIBOR 6 MONTHS	1.73	0.15	2016	2031	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
USD	LIBOR 6 MONTHS	1.74	0.15	2012	2030	75,000,000.00	75,000,000.00	38,096,176.64	38,096,176.64
USD	LIBOR 6 MONTHS	1.74	0.15	2012	2030	57,750,000.00	57,750,000.00	44,318,647.75	44,318,647.75
USD	LIBOR 6 MONTHS	1.74	0.15	2012	2027	300,000,000.00	300,000,000.00	262,500,000.00	262,500,000.00
USD	LIBOR 6 MONTHS	1.77	0.15	2012	2027	300,000,000.00	300,000,000.00	250,000,000.00	250,000,000.00
USD	LIBOR 6 MONTHS	1.77	0.15	2013	2033	49,500,000.00	49,500,000.00	27,601,891.13	27,601,891.13
USD	LIBOR 6 MONTHS	1.77	0.15	2013	2028	400,000,000.00	400,000,000.00	383,333,333.33	383,333,333.33
USD	LIBOR 6 MONTHS	1.77	—	2013	2029	99,900,000.00	99,900,000.00	87,600,000.00	87,600,000.00
USD	LIBOR 6 MONTHS	1.77	—	2014	2030	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
USD	LIBOR 6 MONTHS	1.78	—	2009	2034	250,000,000.00	250,000,000.00	250,000,000.00	250,000,000.00
USD	LIBOR 6 MONTHS	1.78	—	2009	2034	750,000,000.00	750,000,000.00	750,000,000.00	750,000,000.00
USD	LIBOR 6 MONTHS	1.79	0.15	2016	2033	108,700,000.00	108,700,000.00	1,500,000.00	1,500,000.00
USD	LIBOR 6 MONTHS	1.80	—	2009	2034	66,999,926.05	66,999,926.05	66,999,926.05	66,999,926.05
USD	LIBOR 6 MONTHS	1.80	—	2010	2034	18,718,505.27	18,718,505.27	18,718,505.27	18,718,505.27
USD	LIBOR 6 MONTHS	1.80	—	2010	2034	205,000,000.00	205,000,000.00	119,435,500.76	119,435,500.76
USD	LIBOR 6 MONTHS	1.82	0.64	2004	2028	46,372,873.95	46,372,873.95	37,560,700.05	37,560,700.05
USD	LIBOR 6 MONTHS	1.82	0.75	2004	2028	51,938,068.39	51,938,068.39	41,632,292.74	41,632,292.74

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	LIBOR 6 MONTHS	1.82	0.75	2005	2025	53,986,552.56	53,986,552.56	39,914,423.63	39,914,423.63
USD	LIBOR 6 MONTHS	1.83	—	2002	2021	22,078,416.75	22,078,416.75	9,383,590.62	9,383,590.62
USD	LIBOR 6 MONTHS	1.83	0.75	2002	2022	25,421,968.55	25,421,968.55	11,734,163.93	11,734,163.93
USD	LIBOR 6 MONTHS	1.83	0.75	2002	2022	53,130,639.12	53,130,639.12	26,130,810.84	26,130,810.84
USD	LIBOR 6 MONTHS	1.85	0.75	2002	2020	22,156,540.62	22,156,540.62	7,007,748.48	7,007,748.48
USD	LIBOR 6 MONTHS	1.86	—	2010	2034	149,980,000.00	149,980,000.00	149,826,594.31	149,826,594.31
USD	LIBOR 6 MONTHS	1.86	—	2010	2034	779,674,925.30	779,674,925.30	779,674,925.30	779,674,925.30
USD	LIBOR 6 MONTHS	1.86	—	2010	2034	200,000,000.00	200,000,000.00	200,000,000.00	200,000,000.00
USD	LIBOR 6 MONTHS	1.86	—	2010	2034	219,770,854.89	219,770,854.89	219,770,854.89	219,770,854.89
USD	LIBOR 6 MONTHS	1.86	—	2010	2034	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
USD	LIBOR 6 MONTHS	1.86	—	2014	2030	500,000,000.00	500,000,000.00	499,458,864.01	499,458,864.01
USD	LIBOR 6 MONTHS	1.86	0.15	2016	2031	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
USD	LIBOR 6 MONTHS	1.86	—	2014	2029	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
USD	LIBOR 6 MONTHS	1.86	0.15	2013	2033	224,000,000.00	224,000,000.00	8,241,506.78	8,241,506.78
USD	LIBOR 6 MONTHS	1.86	0.15	2015	2030	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
USD	LIBOR 6 MONTHS	1.86	0.15	2015	2030	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
USD	LIBOR 6 MONTHS	1.87	0.75	2002	2021	17,173,858.28	17,173,858.28	6,866,168.95	6,866,168.95
USD	LIBOR 6 MONTHS	1.87	0.75	2002	2022	33,707,580.57	33,707,580.57	14,470,708.68	14,470,708.68
USD	LIBOR 6 MONTHS	1.87	0.75	2002	2022	8,131,097.74	8,131,097.74	3,776,034.44	3,776,034.44
USD	LIBOR 6 MONTHS	1.87	0.75	2004	2019	100,000,000.00	100,000,000.00	25,680,000.00	25,680,000.00
USD	LIBOR 6 MONTHS	1.87	—	2013	2033	300,000,000.00	300,000,000.00	300,000,000.00	300,000,000.00
USD	LIBOR 6 MONTHS	1.87	—	2013	2033	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
USD	LIBOR 6 MONTHS	1.89	0.75	2005	2030	17,547,670.21	17,547,670.21	14,774,727.13	14,774,727.13
USD	LIBOR 6 MONTHS	1.90	0.50	2012	2023	2,000,000,000.00	2,000,000,000.00	2,000,000,000.00	2,000,000,000.00
USD	LIBOR 6 MONTHS	1.93	0.25	2007	2026	25,729,879.62	25,729,879.62	18,503,705.65	18,503,705.65
USD	LIBOR 6 MONTHS	1.94	0.75	2002	2022	26,027,942.66	26,027,942.66	12,284,761.76	12,284,761.76
USD	LIBOR 6 MONTHS	1.94	0.75	2002	2022	114,207.93	114,207.93	55,707.93	55,707.93
USD	LIBOR 6 MONTHS	1.94	0.75	2002	2022	57,253,175.39	57,253,175.39	28,656,777.82	28,656,777.82
USD	LIBOR 6 MONTHS	1.94	0.75	2002	2025	29,581,191.58	29,581,191.58	19,813,086.90	19,813,086.90
USD	LIBOR 6 MONTHS	1.94	0.75	2002	2025	129,187,219.09	129,187,219.09	86,559,912.72	86,559,912.72
USD	LIBOR 6 MONTHS	1.95	0.75	2003	2027	101,942,064.03	101,942,064.03	81,909,452.46	81,909,452.46
USD	LIBOR 6 MONTHS	1.95	0.75	2003	2027	152,506,250.43	152,506,250.43	120,688,486.38	120,688,486.38
USD	LIBOR 6 MONTHS	1.95	0.75	2007	2022	400,000,000.00	400,000,000.00	240,760,000.00	240,760,000.00
USD	LIBOR 6 MONTHS	1.96	—	2014	2033	47,380,000.00	47,380,000.00	15,800,000.00	15,800,000.00
USD	LIBOR 6 MONTHS	1.96	0.75	2002	2022	10,205,208.43	10,205,208.43	5,034,113.62	5,034,113.62
USD	LIBOR 6 MONTHS	1.96	0.75	2002	2022	64,645,578.09	64,645,578.09	32,748,671.32	32,748,671.32
USD	LIBOR 6 MONTHS	1.96	—	2006	2021	400,000,000.00	400,000,000.00	187,320,000.00	187,320,000.00

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	LIBOR 6 MONTHS	1.96	0.75	2006	2030	143,052,258.39	143,052,258.39	117,807,341.76	117,807,341.76
USD	LIBOR 6 MONTHS	1.97	0.75	2002	2022	13,084,300.82	13,084,300.82	6,611,564.86	6,611,564.86
USD	LIBOR 6 MONTHS	1.97	0.75	2002	2022	15,868,761.92	15,868,761.92	8,043,134.16	8,043,134.16
USD	LIBOR 6 MONTHS	1.97	0.75	2002	2023	61,588,530.21	61,588,530.21	34,325,857.20	34,325,857.20
USD	LIBOR 6 MONTHS	1.97	0.75	2002	2024	176,882,876.15	176,882,876.15	109,446,956.89	109,446,956.89
USD	LIBOR 6 MONTHS	1.97	0.75	2002	2017	250,000,000.00	250,000,000.00	17,225,000.00	17,225,000.00
USD	LIBOR 6 MONTHS	1.97	—	2011	2035	525,373,015.50	525,373,015.50	525,373,015.50	525,373,015.50
USD	LIBOR 6 MONTHS	1.97	—	2013	2034	325,000,000.00	325,000,000.00	31,800,319.00	31,800,319.00
USD	LIBOR 6 MONTHS	2.00	—	2011	2035	8,455,447.92	8,455,447.92	8,455,447.92	8,455,447.92
USD	LIBOR 6 MONTHS	2.00	—	2012	2036	139,640,000.00	139,640,000.00	84,588,808.90	84,588,808.90
USD	LIBOR 6 MONTHS	2.00	—	2012	2036	80,000,000.00	80,000,000.00	56,187,369.95	56,187,369.95
USD	LIBOR 6 MONTHS	2.00	—	2012	2037	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00
USD	LIBOR 6 MONTHS	2.00	—	2012	2037	300,000,000.00	300,000,000.00	300,000,000.00	300,000,000.00
USD	LIBOR 6 MONTHS	2.02	0.25	2004	2024	29,978,870.93	29,978,870.93	14,789,324.01	14,789,324.01
USD	LIBOR 6 MONTHS	2.05	—	2011	2035	175,000,000.00	175,000,000.00	122,301,608.46	122,301,608.46
USD	LIBOR 6 MONTHS	2.05	—	2012	2037	266,000,000.00	266,000,000.00	250,386,429.21	250,386,429.21
USD	LIBOR 6 MONTHS	2.06	—	2010	2035	200,000,000.00	200,000,000.00	200,000,000.00	200,000,000.00
USD	LIBOR 6 MONTHS	2.06	—	2010	2035	600,000,000.00	600,000,000.00	600,000,000.00	600,000,000.00
USD	LIBOR 6 MONTHS	2.06	—	2011	2035	112,650,000.00	112,650,000.00	108,518,088.00	108,518,088.00
USD	LIBOR 6 MONTHS	2.06	—	2011	2036	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
USD	LIBOR 6 MONTHS	2.06	—	2013	2037	650,000,000.00	650,000,000.00	522,045,027.77	522,045,027.77
USD	LIBOR 6 MONTHS	2.06	—	2013	2037	80,000,000.00	80,000,000.00	37,451,344.88	37,451,344.88
USD	LIBOR 6 MONTHS	2.06	0.25	2016	2036	300,000,000.00	300,000,000.00	33,500,000.00	33,500,000.00
USD	LIBOR 6 MONTHS	2.07	—	2011	2035	44,000,000.00	44,000,000.00	32,526,115.69	32,526,115.69
USD	LIBOR 6 MONTHS	2.07	—	2011	2035	250,000,000.00	250,000,000.00	128,970,217.52	128,970,217.52
USD	LIBOR 6 MONTHS	2.07	—	2012	2029	29,600,000.00	29,600,000.00	2,735,219.82	2,735,219.82
USD	LIBOR 6 MONTHS	2.09	—	2011	2035	150,000,000.00	150,000,000.00	94,745,178.00	94,745,178.00
USD	LIBOR 6 MONTHS	2.11	—	2009	2033	50,000,000.00	50,000,000.00	48,010,337.19	48,010,337.19
USD	LIBOR 6 MONTHS	2.13	0.25	2004	2024	54,410,915.71	54,410,915.71	29,179,804.39	29,179,804.39
USD	LIBOR 6 MONTHS	2.13	0.25	2005	2025	39,549,612.47	39,549,612.47	22,452,358.11	22,452,358.11
USD	LIBOR 6 MONTHS	2.13	0.25	2005	2025	14,500,000.00	14,500,000.00	8,630,000.00	8,630,000.00
USD	LIBOR 6 MONTHS	2.16	0.25	2015	2035	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
USD	LIBOR 6 MONTHS	2.16	0.25	2016	2037	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
USD	LIBOR 6 MONTHS	2.17	—	2009	2033	275,000.00	275,000.00	275,000.00	275,000.00
USD	LIBOR 6 MONTHS	2.18	0.25	2016	2036	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
USD	LIBOR 6 MONTHS	2.33	0.25	2016	2032	216,500,000.00	216,500,000.00	14,500,000.00	14,500,000.00
USD	LIBOR 6 MONTHS	2.52	0.25	2002	2022	2,041,270.03	2,041,270.03	753,494.09	753,494.09

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	LIBOR 6 MONTHS	2.74	—	2009	2034	5,000,000.00	5,000,000.00	5,000,000.00	5,000,000.00
USD	LIBOR 6 MONTHS	2.83	0.15	2015	2030	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00
USD	LIBOR 6 MONTHS	2.85	—	2009	2033	115,000,000.00	115,000,000.00	114,946,689.77	114,946,689.77
USD	LIBOR 6 MONTHS	2.85	—	2009	2033	296,075,410.72	296,075,410.72	296,075,410.72	296,075,410.72
USD	LIBOR 6 MONTHS	2.93	—	2013	2033	25,000,000.00	25,000,000.00	915,653.97	915,653.97
USD	LIBOR 6 MONTHS	3.25	0.75	2012	2020	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
USD	LIBOR 6 MTH	1.79	0.15	2014	2032	74,400,000.00	74,400,000.00	39,063,286.53	39,063,286.53
USD	NO INTEREST RATE	—	—	2008	2024	5,190,000.00	5,190,000.00	3,828,030.20	3,828,030.20
USD	NO INTEREST RATE	—	—	2011	2026	133,605,199.60	133,605,199.60	111,344,062.25	111,344,062.25
USD	NO INTEREST RATE	—	—	2011	2029	10,000,000.00	10,000,000.00	7,760,089.31	7,760,089.31
USD	NO INTEREST RATE	—	—	2012	2029	65,000,000.00	65,000,000.00	20,760,380.96	20,760,380.96
USD	NO INTEREST RATE	—	—	2013	2034	10,000,000.00	10,000,000.00	8,302,857.00	8,302,857.00
USD	NO INTEREST RATE	—	—	2014	2027	100,000,000.00	100,000,000.00	38,337,813.00	38,337,813.00
USD	NO INTEREST RATE	—	—	2016	2030	8,000,000.00	8,000,000.00	208,955.00	208,955.00
USD	NO INTEREST RATE	—	—	2016	2030	13,870,000.00	13,870,000.00	146,313.00	146,313.00
USD	NO INTEREST RATE	—	—	2016	2030	311,760,000.00	311,760,000.00	32,094,328.00	32,094,328.00

BILATERAL
AUD	NO INTEREST RATE	—	—	2007	2047	290,024,929.00	227,379,587.33	287,124,679.71	225,105,791.45
CAD	NO INTEREST RATE	—	—	1971	2021	4,000,000.00	3,214,530.09	350,000.00	281,271.38
CAD	NO INTEREST RATE	—	—	1972	2021	1,306,665.45	1,050,078.85	114,165.45	91,747.07
CAD	NO INTEREST RATE	—	—	1972	2022	6,000,000.00	4,821,795.14	675,000.00	542,451.95
CAD	NO INTEREST RATE	—	—	1973	2023	7,023,677.48	5,644,455.65	959,773.10	771,304.88
CAD	NO INTEREST RATE	—	—	1973	2023	27,007,701.72	21,704,267.47	3,717,701.72	2,987,666.01
CAD	NO INTEREST RATE	—	—	1973	2023	22,191,471.21	17,833,788.00	3,328,747.21	2,675,089.52
CAD	NO INTEREST RATE	—	—	1973	2024	11,114,463.50	8,931,944.34	1,930,416.13	1,551,345.18
CAD	NO INTEREST RATE	—	—	1975	2024	12,417,888.39	9,979,418.98	2,171,388.39	1,744,998.33
CAD	NO INTEREST RATE	—	—	1975	2024	1,930,011.01	1,551,019.62	304,591.37	244,779.53
CAD	NO INTEREST RATE	—	—	1976	2024	9,399,999.29	7,554,145.15	1,463,999.85	1,176,517.89
CAD	NO INTEREST RATE	—	—	1976	2026	9,951,251.60	7,997,149.43	2,237,690.25	1,798,280.66
CAD	NO INTEREST RATE	—	—	1977	2027	3,797,863.76	3,052,086.84	947,863.76	761,734.14
CAD	NO INTEREST RATE	—	—	1978	2027	18,482,976.01	14,853,520.64	4,589,281.21	3,688,095.64
CAD	NO INTEREST RATE	—	—	1978	2027	19,479,946.48	15,654,718.54	4,729,946.48	3,801,138.82
CAD	NO INTEREST RATE	—	—	1979	2029	12,847,053.89	10,324,310.33	3,854,116.37	3,097,293.26
CAD	NO INTEREST RATE	—	—	1981	2030	21,059,866.01	16,924,393.26	6,844,456.73	5,500,428.03
CAD	NO INTEREST RATE	—	—	1982	2030	31,544,124.46	25,349,884.32	10,251,840.76	8,238,712.66
CAD	NO INTEREST RATE	—	—	1982	2024	1,480,843.82	1,190,054.26	262,093.82	210,627.12
CAD	NO INTEREST RATE	—	—	1983	2033	14,999,731.83	12,054,272.33	5,777,556.89	4,643,032.62
CAD	NO INTEREST RATE	—	—	1984	2034	855,778.37	687,731.33	353,009.03	283,689.54

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
CAD	NO INTEREST RATE	—	—	1984	2035	49,977,499.08	40,163,543.68	21,727,499.08	17,460,924.90
CAD	NO INTEREST RATE	—	—	1998	2020	14,217,906.08	11,425,971.73	1,895,720.88	1,523,462.95
CAD	NO INTEREST RATE	—	—	2000	2021	14,342,221.64	11,525,875.76	4,412,991.08	3,546,423.16
CAD	NO INTEREST RATE	—	—	2002	2023	10,880,981.79	8,744,310.85	6,528,588.99	5,246,586.44
CHF	NO INTEREST RATE	—	—	1985	2020	51,000,000.00	52,501,574.27	7,083,333.25	7,291,885.23
CHF	NO INTEREST RATE	—	—	2002	2023	5,666,667.17	5,833,508.77	3,400,000.37	3,500,105.33
CNY	FIXED	2.50	0.35	2008	2025	1,550,083,479.73	233,555,714.81	1,162,562,609.83	175,166,786.12
DKK	NO INTEREST RATE	—	—	1998	2020	14,799,999.00	2,342,813.95	1,973,333.80	312,375.29
DKK	NO INTEREST RATE	—	—	2000	2021	19,733,332.00	3,123,751.94	6,071,794.60	961,154.46
DKK	NO INTEREST RATE	—	—	2002	2023	19,733,332.00	3,123,751.94	11,839,999.20	1,874,251.16
EUR	EURIBOR 6 MTH	0.35	—	2002	2021	443,556,823.87	522,554,452.00	207,418,318.11	244,359,594.36
EUR	EURIBOR 6 MTH	0.41	—	2002	2021	8,914,411.33	10,502,071.16	3,968,696.40	4,675,522.64
EUR	EURIBOR 6 MTH	0.46	—	2004	2018	74,927,500.00	88,272,114.41	41,159,500.00	48,490,021.59
EUR	EURIBOR 6 MTH	0.46	0.25	2005	2021	48,496,003.31	57,133,158.75	31,467,893.31	37,072,336.30
EUR	EURIBOR 6 MTH	0.50	—	2002	2021	44,306,219.50	52,197,172.96	19,725,128.65	23,238,181.08
EUR	FIXED	0.15	—	2007	2037	13,594,264.00	16,015,407.25	13,594,264.00	16,015,407.25
EUR	FIXED	0.15	—	2008	2038	8,554,232.85	10,077,744.76	8,554,232.85	10,077,744.76
EUR	FIXED	0.15	—	2008	2038	10,198,683.34	12,015,072.47	10,198,683.34	12,015,072.47
EUR	FIXED	0.15	—	2008	2039	6,888,831.50	8,115,734.84	6,888,831.50	8,115,734.84
EUR	FIXED	0.15	—	2010	2040	3,695,046.00	4,353,135.01	3,695,046.00	4,353,135.01
EUR	FIXED	0.15	—	2011	2046	7,349,158.79	8,658,046.59	7,349,158.79	8,658,046.59
EUR	FIXED	0.15	—	2013	2051	12,430,000.55	14,643,788.07	12,430,000.54	14,643,788.06
EUR	FIXED	0.15	—	2016	2054	6,979,739.37	8,222,833.43	2,093,921.81	2,466,850.03
EUR	FIXED	0.20	—	2003	2038	10,840,484.34	12,771,178.46	9,291,843.75	10,946,724.43
EUR	FIXED	0.22	—	2014	2037	48,000,000.00	56,548,817.08	47,358,696.00	55,793,296.61
EUR	FIXED	0.25	—	1997	2029	15,683,499.59	18,476,736.45	10,531,095.31	12,406,687.13
EUR	FIXED	0.25	—	1997	2029	12,337,976.78	14,535,374.83	8,650,101.85	10,190,688.07
EUR	FIXED	0.40	0.40	2014	2034	11,523,700.00	13,576,075.07	11,523,700.00	13,576,075.07
EUR	FIXED	0.40	0.40	2015	2034	7,730,000.00	9,106,715.75	7,730,000.00	9,106,715.75
EUR	FIXED	0.50	—	1993	2038	63,683,736.16	75,025,832.23	38,763,402.25	45,667,177.98
EUR	FIXED	0.50	—	1993	2036	13,102,993.03	15,436,640.75	7,820,132.62	9,212,901.02
EUR	FIXED	0.50	—	1993	2045	47,838,742.36	56,358,839.39	31,863,636.93	37,538,562.00
EUR	FIXED	0.63	—	1998	2031	2,285,816.28	2,692,920.97	1,530,279.00	1,802,822.23
EUR	FIXED	0.75	—	1989	2029	20,451,675.25	24,094,125.89	8,385,186.96	9,878,591.74
EUR	FIXED	0.75	—	1991	2031	79,311,596.61	93,437,020.18	41,130,364.17	48,455,696.66
EUR	FIXED	0.75	—	1991	2033	58,747,437.15	69,210,376.61	30,871,803.69	36,370,082.91
EUR	FIXED	0.75	—	1993	2033	10,839,387.88	12,769,886.72	5,966,265.07	7,028,859.00
EUR	FIXED	0.75	—	1995	2035	11,654,155.01	13,729,764.16	7,193,022.00	8,474,101.78
EUR	FIXED	0.75	0.24	1998	2038	12,271,005.15	14,456,475.53	8,794,220.40	10,360,474.18
EUR	FIXED	0.75	0.25	1995	2035	8,513,009.04	10,029,178.98	5,112,009.83	6,022,460.60
EUR	FIXED	0.75	0.25	1995	2035	14,902,735.11	17,556,917.53	9,198,735.11	10,837,033.11
EUR	FIXED	0.75	0.25	1998	2038	10,946,905.65	12,896,553.44	7,817,799.29	9,210,152.12
EUR	FIXED	0.75	0.25	1999	2039	76,609,991.67	90,254,258.44	55,259,657.67	65,101,422.36
EUR	FIXED	0.75	0.25	1999	2039	11,759,713.27	13,854,122.39	8,675,600.63	10,220,728.19
EUR	FIXED	0.75	0.25	2000	2040	8,087,557.32	9,527,954.16	6,210,557.32	7,316,659.79
EUR	FIXED	0.75	0.25	2000	2040	14,622,947.80	17,227,300.01	11,215,698.64	13,213,218.56
EUR	FIXED	0.75	0.25	2001	2035	2,652,707.18	3,125,155.27	1,963,707.18	2,313,444.13
EUR	FIXED	0.75	0.25	2001	2041	19,186,858.51	22,604,044.84	15,097,931.12	17,786,878.02
EUR	FIXED	0.75	0.25	2001	2041	20,221,794.79	23,823,303.64	16,513,889.51	19,455,019.11
EUR	FIXED	0.75	0.25	2003	2043	10,500,383.02	12,370,504.97	9,025,342.82	10,632,759.59
EUR	FIXED	0.75	0.25	2004	2044	9,000,000.00	10,602,903.20	7,971,000.00	9,390,637.94
EUR	FIXED	0.75	0.25	2006	2045	6,000,000.00	7,068,602.13	5,700,000.00	6,715,172.03
EUR	FIXED	0.75	0.25	2006	2046	8,821,144.12	10,392,193.03	8,674,144.12	10,219,012.27
EUR	FIXED	0.75	0.25	2011	2051	19,000,000.00	22,383,906.76	18,817,730.81	22,169,175.36
EUR	FIXED	1.00	—	2008	2028	36,800,000.00	43,354,093.09	36,312,282.54	42,779,512.98
EUR	FIXED	1.00	—	2011	2034	30,299,373.00	35,695,702.11	30,108,039.40	35,470,291.93
EUR	FIXED	1.41	0.50	2017	2032	150,000,000.00	176,715,053.36	150,000,000.00	176,715,053.36
EUR	FIXED	1.50	—	1983	2022	4,691,855.66	5,527,476.82	665,616.35	784,162.86
EUR	FIXED	1.50	—	1983	2020	16,098,616.22	18,965,785.50	1,211,760.34	1,427,575.29
EUR	FIXED	1.50	—	1983	2024	17,419,324.92	20,521,712.89	2,740,772.43	3,228,904.97

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
EUR	FIXED	1.50	—	1983	2025	11,820,945.61	13,926,260.23	930,703.68	1,096,462.34
EUR	FIXED	1.50	—	1984	2023	27,187,576.20	32,029,693.19	3,578,057.00	4,215,310.22
EUR	FIXED	1.50	—	1984	2023	9,390,859.40	11,063,374.80	1,837,339.86	2,164,570.74
EUR	FIXED	1.50	—	1985	2027	26,359,240.46	31,053,830.56	5,119,728.56	6,031,554.04
EUR	FIXED	1.50	—	1987	2025	34,256,161.71	40,357,196.30	10,251,794.68	12,077,642.96
EUR	FIXED	1.50	—	1988	2024	7,351,925.52	8,661,306.07	2,099,990.23	2,473,999.24
EUR	FIXED	1.50	—	1988	2027	6,342,039.25	7,471,558.70	2,022,802.42	2,383,064.25
EUR	FIXED	1.95	—	2002	2023	106,768,936.24	125,784,521.77	12,190,613.78	14,361,766.43
EUR	FIXED	2.00	—	1982	2026	4,729,449.85	5,571,766.55	331,317.08	390,324.77
EUR	FIXED	2.00	—	1982	2023	12,193,549.04	14,365,224.46	2,362,134.69	2,782,831.72
EUR	FIXED	2.00	—	1984	2024	27,251,857.27	32,105,422.75	1,109,503.33	1,307,106.27
EUR	FIXED	2.00	—	1984	2024	26,570,305.19	31,302,486.00	1,109,503.33	1,307,106.27
EUR	FIXED	2.00	—	1988	2018	20,042,641.74	23,612,243.36	978,612.62	1,152,903.88
EUR	FIXED	2.00	—	1988	2018	38,105,704.07	44,892,343.52	189,080.48	222,755.78
EUR	FIXED	2.00	—	1988	2026	5,158,480.87	6,077,208.15	1,735,936.23	2,045,107.09
EUR	FIXED	2.00	—	1988	2018	20,451,675.25	24,094,125.89	1,533,875.68	1,807,059.48
EUR	FIXED	2.00	—	1989	2020	25,564,594.06	30,117,657.36	2,495,104.34	2,939,483.31
EUR	FIXED	2.00	—	1989	2027	28,503,045.77	33,579,448.36	9,083,829.38	10,701,662.62
EUR	FIXED	2.00	—	1989	2020	16,616,986.14	19,576,477.28	1,621,817.89	1,910,664.23
EUR	FIXED	2.00	—	1989	2020	12,424,392.71	14,637,181.47	1,510,228.36	1,779,200.57
EUR	FIXED	2.00	—	1989	2020	10,772,919.94	12,691,580.81	1,347,254.14	1,587,200.58
EUR	FIXED	2.00	—	1989	2027	33,043,769.71	38,928,876.85	12,825,545.57	15,109,779.80
EUR	FIXED	2.00	—	1989	2029	33,122,379.46	39,021,487.03	14,752,188.21	17,379,558.18
EUR	FIXED	2.00	—	1990	2018	5,828,727.44	6,866,825.87	860,504.25	1,013,760.36
EUR	FIXED	2.00	—	1990	2020	5,675,339.88	6,686,119.93	801,194.30	943,887.29
EUR	FIXED	2.00	—	1990	2020	15,653,712.23	18,441,643.95	2,673,545.16	3,149,704.50
EUR	FIXED	2.00	—	1990	2020	16,361,340.20	19,275,300.71	2,863,234.69	3,373,177.81
EUR	FIXED	2.00	—	1990	2020	6,074,147.55	7,155,955.39	1,062,975.78	1,252,292.14
EUR	FIXED	2.00	—	1990	2029	37,767,402.61	44,493,790.45	17,100,989.89	20,146,682.27
EUR	FIXED	2.00	—	1991	2021	17,383,923.96	20,480,007.00	4,435,968.32	5,226,015.86
EUR	FIXED	2.00	—	1991	2026	19,223,588.36	22,647,316.29	6,453,834.45	7,603,264.66
EUR	FIXED	2.00	—	1991	2026	8,402,989.03	9,899,564.37	3,529,532.33	4,158,143.29
EUR	FIXED	2.00	—	1992	2022	20,093,770.93	23,672,478.68	8,988,511.36	10,589,368.43
EUR	FIXED	2.00	—	1992	2022	9,816,804.12	11,565,180.43	4,755,014.52	5,601,884.30
EUR	FIXED	2.00	—	1993	2023	23,519,426.54	27,708,244.77	7,055,828.06	8,312,473.55
EUR	FIXED	2.00	—	1993	2023	11,043,904.63	13,010,827.97	3,502,860.70	4,126,721.44
EUR	FIXED	2.00	—	1993	2023	23,723,943.24	27,949,185.97	8,152,037.81	9,603,918.64
EUR	FIXED	2.00	—	1993	2023	36,659,627.88	43,188,720.65	12,164,656.68	14,331,186.36
EUR	FIXED	2.00	0.25	1994	2024	9,246,473.91	10,893,274.20	4,445,457.16	5,237,194.66
EUR	FIXED	2.00	0.25	1995	2025	10,276,966.81	12,107,298.26	4,789,782.34	5,642,844.28
EUR	FIXED	2.00	0.25	1995	2025	21,609,068.50	25,457,651.29	13,168,068.50	15,513,306.18
EUR	FIXED	2.00	0.25	2001	2031	9,428,222.29	11,107,392.03	6,442,277.74	7,589,649.70
EUR	FIXED	2.06	—	2000	2021	65,882,617.61	77,616,335.25	15,882,617.61	18,711,317.46
EUR	FIXED	2.06	—	2015	2033	140,000,000.00	164,934,049.81	140,000,000.00	164,934,049.81
EUR	FIXED	2.08	—	2016	2034	100,000,000.00	117,810,035.58	100,000,000.00	117,810,035.58
EUR	FIXED	2.14	—	1998	2020	68,087,026.99	80,213,350.72	9,078,274.59	10,695,118.52
EUR	FIXED	2.20	—	1995	2028	40,998,276.13	48,300,083.69	25,522,146.20	30,067,649.52
EUR	FIXED	2.20	—	1996	2029	45,463,607.02	53,560,691.60	26,660,958.63	31,409,284.85
EUR	FIXED	2.20	—	1999	2028	15,882,218.85	18,710,847.68	7,964,561.00	9,383,052.15
EUR	FIXED	2.27	0.60	2013	2022	189,512,795.50	223,265,091.80	128,988,408.35	151,961,289.77
EUR	FIXED	2.30	0.25	2013	2028	7,500,000.00	8,835,752.67	2,490,075.00	2,933,558.24
EUR	FIXED	2.35	—	2002	2025	9,365,347.00	11,033,318.63	4,305,956.00	5,072,848.30
EUR	FIXED	2.35	—	2004	2028	2,456,933.28	2,894,513.97	1,427,858.00	1,682,160.02
EUR	FIXED	2.50	—	1988	2018	9,075,604.32	10,691,972.68	394,788.76	465,100.78
EUR	FIXED	2.50	—	1989	2020	22,689,010.80	26,729,931.70	2,960,915.91	3,488,256.09
EUR	FIXED	2.50	—	1990	2020	63,635,189.45	74,968,639.33	8,304,177.92	9,783,154.96
EUR	FIXED	2.50	—	1990	2020	10,890,725.19	12,830,367.22	1,422,600.91	1,675,966.64
EUR	FIXED	2.50	—	1998	2020	373,234.23	439,707.38	49,734.26	58,591.95
EUR	FIXED	2.50	—	1998	2020	87,269,876.71	102,812,672.80	11,635,832.18	13,708,178.03
EUR	FIXED	2.50	—	2000	2021	681,124.10	802,432.54	209,464.92	246,770.70
EUR	FIXED	2.50	—	2000	2021	94,195,606.50	110,971,877.53	28,983,123.90	34,145,028.58
EUR	FIXED	2.50	—	2002	2023	1,171,713.55	1,380,396.15	703,020.00	828,228.11
EUR	FIXED	2.50	—	2002	2023	87,951,147.33	103,615,277.96	52,770,684.00	62,169,161.59
EUR	FIXED	2.95	—	2002	2023	127,398,151.49	150,087,807.59	76,438,891.25	90,052,684.98
EUR	FIXED	3.00	—	1979	2018	12,081,694.28	14,233,448.33	33,220.06	39,136.56
EUR	FIXED	3.00	—	1980	2022	18,104,110.50	21,328,459.02	426,934.30	502,971.45
EUR	FIXED	3.00	—	1981	2022	19,780,035.58	23,302,866.95	495,988.58	584,324.32
EUR	FIXED	3.00	—	1982	2023	22,834,193.64	26,900,971.65	880,018.94	1,036,750.63
EUR	FIXED	3.00	—	1998	2020	39,514.54	46,552.09	5,268.64	6,206.99
EUR	FIXED	3.04	—	2000	2021	78,434,007.67	92,403,132.34	24,133,540.51	28,431,732.66
EUR	FIXED	3.09	—	2013	2031	74,700,000.00	88,004,096.58	74,700,000.00	88,004,096.58
EUR	FIXED	3.14	—	1998	2020	42,596,662.13	50,183,142.81	5,679,554.85	6,691,085.59
EUR	FIXED	3.50	—	1989	2020	30,642,252.46	36,099,648.52	1,074,679.29	1,266,080.05
EUR	FIXED	3.50	—	1991	2018	9,233,324.62	10,877,783.02	173,770.56	204,719.16

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
EUR	FIXED	3.50	—	1991	2018	389,620.78	459,012.38	686.64	808.93
EUR	FIXED	3.50	—	1991	2018	8,079,797.46	9,518,812.26	164,717.53	194,053.78
EUR	FIXED	3.50	—	1991	2018	13,549,992.26	15,963,250.70	38,681.49	45,570.68
EUR	FIXED	3.50	—	1992	2020	6,230,222.41	7,339,827.24	281,431.46	331,554.50
EUR	FIXED	3.50	—	1992	2020	137,432.79	161,909.62	14,803.01	17,439.43
EUR	FIXED	3.50	—	1992	2022	13,526,459.96	15,935,527.29	1,331,187.24	1,568,272.16
EUR	FIXED	3.50	—	1992	2020	18,206,475.65	21,449,055.44	1,351,601.38	1,592,322.07
EUR	FIXED	3.50	—	1992	2020	109,333.99	128,806.41	9,800.95	11,546.50
EUR	FIXED	3.50	—	1992	2020	21,037,749.11	24,784,579.71	2,152,892.67	2,536,323.62
EUR	FIXED	3.50	—	1992	2020	9,003,023.06	10,606,464.67	559,966.65	659,696.91
EUR	FIXED	3.50	—	1992	2021	3,534,454.15	4,163,941.69	438,557.24	516,664.44
EUR	FIXED	3.50	—	1992	2018	127,109.09	149,747.26	10,592.34	12,478.84
EUR	FIXED	3.50	—	1992	2020	149,656.00	176,309.79	19,122.77	22,528.54
EUR	FIXED	3.50	—	1992	2017	22,505,962.01	26,514,281.85	625,165.66	736,507.89
EUR	FIXED	3.50	—	1992	2017	7,775,702.56	9,160,557.95	215,991.66	254,459.85
EUR	FIXED	3.50	—	1992	2020	7,317,552.82	8,620,811.58	591,213.79	696,509.18
EUR	FIXED	3.50	—	1993	2018	14,439,792.79	17,011,525.02	802,210.69	945,084.70
EUR	FIXED	3.50	—	1993	2018	13,080,216.27	15,409,807.44	363,339.37	428,050.24
EUR	FIXED	3.50	—	1993	2020	880,994.92	1,037,900.43	110,612.57	130,312.71
EUR	FIXED	3.50	—	1993	2021	7,283,797.57	8,581,044.51	1,118,185.15	1,317,334.32
EUR	FIXED	3.50	—	1993	2018	14,762,920.87	17,392,202.33	820,162.45	966,233.67
EUR	FIXED	3.50	—	1993	2018	14,363,452.83	16,921,588.89	797,969.63	940,088.30
EUR	FIXED	3.50	—	1993	2021	4,044,243.75	4,764,525.00	783,187.48	922,673.45
EUR	FIXED	3.50	—	1993	2021	193,810.87	228,328.65	42,408.81	49,961.83
EUR	FIXED	3.50	—	1993	2021	592,381.06	697,884.34	74,047.62	87,235.53
EUR	FIXED	3.50	—	1993	2018	16,060,696.35	18,921,112.08	1,338,391.50	1,576,759.50
EUR	FIXED	3.50	—	1993	2021	6,200,975.03	7,305,370.89	870,296.32	1,025,296.40
EUR	FIXED	3.50	—	1993	2021	14,040,345.75	16,540,936.32	2,200,038.97	2,591,866.69
EUR	FIXED	3.50	—	1993	2018	21,801,531.65	25,684,392.19	1,816,794.35	2,140,366.07
EUR	FIXED	3.50	—	1994	2020	13,940,467.87	16,423,270.16	1,548,940.83	1,824,807.74
EUR	FIXED	3.50	—	1994	2020	47,963,507.34	56,505,825.06	5,329,278.54	6,278,424.94
EUR	FIXED	3.50	—	1994	2020	11,572,422.11	13,633,474.60	1,607,280.84	1,893,538.13
EUR	FIXED	3.50	—	1994	2020	25,419,580.53	29,946,816.87	3,530,497.27	4,159,280.09
EUR	FIXED	3.50	—	1995	2020	17,353,302.98	20,443,932.41	2,892,217.28	3,407,322.21
EUR	FIXED	3.50	—	1995	2020	2,324,306.37	2,738,266.16	387,384.27	456,377.55
EUR	FIXED	3.50	—	1995	2020	40,900,997.80	48,185,480.06	7,952,971.73	9,369,398.82
EUR	FIXED	3.50	—	1995	2020	33,066,866.27	38,956,086.92	5,511,144.47	6,492,681.26
EUR	FIXED	3.50	—	1995	2021	2,119,489.64	2,496,971.50	588,747.18	693,603.26
EUR	FIXED	3.50	—	1996	2021	15,966,578.92	18,810,232.31	3,548,128.62	4,180,051.59
EUR	FIXED	3.50	—	1996	2020	11,114,110.88	13,093,537.98	2,161,077.18	2,545,965.79
EUR	FIXED	3.50	—	1996	2021	52,160,219.17	61,449,972.76	11,591,159.73	13,655,549.40
EUR	FIXED	3.50	—	1997	2024	26,162,220.30	30,821,721.04	10,174,196.82	11,986,224.89
EUR	FIXED	3.50	—	1997	2024	10,896,066.51	12,836,659.83	4,540,027.80	5,348,608.37
EUR	FIXED	3.50	—	1997	2026	29,601,111.93	34,873,080.50	15,622,809.06	18,405,236.91
EUR	FIXED	3.50	—	1997	2024	39,703,257.12	46,774,421.34	15,440,155.62	18,190,052.83
EUR	FIXED	3.50	—	1998	2026	20,481,742.00	24,129,547.54	10,240,870.96	12,064,773.72
EUR	FIXED	3.50	—	1998	2024	2,165,651.00	2,551,354.21	902,354.63	1,063,064.31
EUR	FIXED	3.50	—	1998	2024	2,172,917.74	2,559,915.16	905,382.31	1,066,631.22
EUR	FIXED	3.50	—	1998	2027	11,118,943.63	13,099,231.45	6,177,190.82	7,277,350.70
EUR	FIXED	3.50	—	1998	2020	725,397.77	854,591.37	96,719.66	113,945.47
EUR	FIXED	3.50	—	1998	2026	15,647,789.02	18,434,665.81	7,823,894.44	9,217,332.82
EUR	FIXED	3.50	—	1998	2029	24,898,895.81	29,333,398.01	15,907,627.94	18,740,782.14
EUR	FIXED	3.50	—	1998	2026	34,193,032.06	40,282,823.23	18,046,322.41	21,260,378.85
EUR	FIXED	3.50	—	1998	2023	32,681,718.35	38,502,344.02	11,801,731.62	13,903,624.22
EUR	FIXED	3.50	—	1999	2027	68,632,224.56	80,855,648.17	36,222,563.00	42,673,814.36
EUR	FIXED	3.50	—	1999	2024	28,814,782.89	33,946,705.97	11,205,748.83	13,201,496.68
EUR	FIXED	3.50	—	1999	2024	28,509,805.56	33,587,412.07	11,087,146.65	13,061,771.41
EUR	FIXED	3.50	—	1999	2024	28,649,482.83	33,751,965.91	11,141,465.49	13,125,764.46
EUR	FIXED	3.50	—	1999	2024	22,262,341.12	26,227,271.99	8,657,577.20	10,199,494.78
EUR	FIXED	3.50	—	1999	2026	21,667,405.42	25,526,378.03	11,435,575.13	13,472,255.13
EUR	FIXED	3.50	—	1999	2024	22,435,697.06	26,431,502.69	8,724,993.25	10,278,917.65
EUR	FIXED	3.50	—	2000	2021	545,474.35	642,623.53	167,838.31	197,730.37
EUR	FIXED	3.50	—	2002	2023	487,625.30	574,471.54	292,575.14	344,682.88
EUR	FIXED	3.60	—	1988	2018	5,790,724.31	6,822,054.37	8,630.88	10,168.04
EUR	FIXED	3.60	—	1989	2018	22,841,196.11	26,909,221.26	263,606.72	310,555.17
EUR	FIXED	3.60	—	1989	2020	33,334,317.79	39,271,171.65	563,082.89	663,368.15
EUR	FIXED	3.60	—	1989	2018	1,667,336.12	1,964,289.28	13,311.73	15,682.55
EUR	FIXED	3.60	—	1990	2018	22,867,352.58	26,940,036.21	408,170.15	480,865.40
EUR	FIXED	3.60	—	1990	2018	5,332,072.04	6,281,715.97	2,119.25	2,496.69
EUR	FIXED	3.60	—	1990	2018	18,121,166.93	21,348,553.21	53,793.79	63,374.48
EUR	FIXED	3.60	—	1990	2018	172,419.84	203,127.87	5,776.10	6,804.83
EUR	FIXED	3.60	—	1990	2018	1,511,323.13	1,780,490.32	31,530.65	37,146.27
EUR	FIXED	3.60	—	1990	2018	1,734,738.50	2,043,696.04	15,687.82	18,481.83
EUR	FIXED	3.60	—	1991	2021	9,213,866.91	10,854,859.88	1,376,777.11	1,621,981.60

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
EUR	FIXED	3.60	—	1991	2018	226,996.59	267,424.76	6,305.48	7,428.49
EUR	FIXED	3.60	—	1991	2020	500,818.80	590,014.81	46,701.73	55,019.32
EUR	FIXED	4.66	0.25	2009	2024	30,887,392.01	36,388,447.52	27,637,392.01	32,559,621.36
EUR	FIXED	5.46	0.25	2002	2025	14,762,877.57	17,392,151.32	6,375,000.00	7,510,389.77
EUR	FIXED	5.89	0.25	2002	2024	74,649,000.00	87,944,013.46	30,617,000.00	36,069,898.59
EUR	FIXED	5.90	—	2002	2021	144,434,768.96	170,158,652.70	64,146,327.03	75,570,810.70
EUR	FIXED	7.90	—	1993	2018	59,590,374.63	70,203,441.55	4,965,864.69	5,850,286.96
EUR	FIXED	7.90	—	1993	2018	39,612,027.31	46,666,943.47	3,301,002.67	3,888,912.42
EUR	LIBOR 6 MONTHS	0.41	—	2002	2021	25,642,468.30	30,209,401.03	11,416,026.89	13,449,225.34
EUR	NO INTEREST RATE	—	—	1988	2018	8,676,273.37	10,221,520.74	867,634.68	1,022,160.73
EUR	NO INTEREST RATE	—	—	1989	2023	9,419,953.94	11,097,651.09	2,710,568.40	3,193,321.60
EUR	NO INTEREST RATE	—	—	1991	2021	11,527,048.90	13,580,020.41	2,881,767.09	3,395,010.83
EUR	NO INTEREST RATE	—	—	1991	2021	14,668,834.26	17,281,358.86	3,792,512.01	4,467,959.75
EUR	NO INTEREST RATE	—	—	1993	2023	6,197,338.07	7,301,086.19	2,169,068.24	2,555,380.07
EUR	NO INTEREST RATE	—	—	1994	2024	4,957,713.28	5,840,683.78	1,988,280.79	2,342,394.31
EUR	NO INTEREST RATE	—	—	1996	2033	1,801,798.89	2,122,699.91	1,531,529.07	1,804,294.94
EUR	NO INTEREST RATE	—	—	1998	2020	10,938,301.78	12,886,417.22	1,148,574.09	1,353,135.54
EUR	NO INTEREST RATE	—	—	2000	2021	11,235,774.01	13,236,869.36	3,457,161.85	4,072,883.61
EUR	NO INTEREST RATE	—	—	2002	2023	13,287,968.55	15,654,560.48	7,972,781.19	9,392,736.36
EUR	NO INTEREST RATE	—	—	2011	2020	18,768,936.24	22,111,690.46	18,768,936.24	22,111,690.46
EUR	NO INTEREST RATE	—	0.15	2008	2023	6,102,500.00	7,189,357.42	4,475,166.68	5,272,195.46
EUR	NO INTEREST RATE	—	0.25	2012	2027	7,999,999.99	9,424,802.83	7,999,999.99	9,424,802.83
EUR	NO INTEREST RATE	—	0.25	2012	2027	8,000,000.00	9,424,802.85	8,000,000.00	9,424,802.85
GBP	FIXED	3.34	—	1997	2022	18,955,087.60	25,428,266.87	5,791,832.35	7,769,748.25
GBP	LIBOR 6 MONTHS	1.06	—	2002	2021	214,661,736.76	287,968,910.79	95,567,405.21	128,203,759.09
JPY	FIXED	0.01	—	2014	2054	5,111,000,000.00	45,382,740.38	2,864,875,552.00	25,438,447.15
JPY	FIXED	0.01	0.10	2008	2038	646,301,237.00	5,738,783.26	646,301,237.00	5,738,783.26
JPY	FIXED	0.01	0.10	2009	2039	3,886,000,000.00	34,505,444.95	1,538,669,208.00	13,662,497.59
JPY	FIXED	0.01	0.10	2013	2053	1,727,000,000.00	15,334,766.71	297,898,894.00	2,645,170.84
JPY	FIXED	0.10	—	2015	2055	75,218,000,000.00	667,892,577.94	6,744,645,965.00	59,888,576.95
JPY	FIXED	0.15	0.10	2008	2023	30,768,000,000.00	273,202,143.61	17,581,704,000.00	156,115,419.30
JPY	FIXED	0.15	0.10	2010	2025	27,195,000,000.00	241,475,958.64	20,720,000,000.00	183,981,682.77
JPY	FIXED	0.15	0.15	2009	2024	28,083,000,000.00	249,360,887.90	20,059,275,000.00	178,114,824.79
JPY	FIXED	0.20	0.10	2009	2049	48,150,000,000.00	427,544,306.26	42,412,779,163.00	376,601,085.02
JPY	FIXED	0.30	—	2014	2054	7,075,000,000.00	62,821,930.77	2,304,486,047.00	20,462,510.66
JPY	FIXED	0.30	0.10	2011	2051	26,966,000,000.00	239,442,570.35	4,451,109,108.00	39,523,288.80
JPY	FIXED	0.30	0.10	2013	2053	5,104,000,000.00	45,320,584.41	146,127,599.00	1,297,529.03
JPY	FIXED	0.40	—	2005	2045	2,880,815,148.00	25,579,981.60	2,597,375,000.00	23,063,196.11
JPY	FIXED	0.40	—	2005	2045	26,306,000,000.00	233,582,149.96	13,227,094,233.00	117,448,989.15
JPY	FIXED	0.40	—	2006	2046	23,125,703,144.00	205,342,943.04	21,498,519,000.00	190,894,483.73
JPY	FIXED	0.40	—	2006	2046	1,550,354,185.00	13,766,253.47	1,499,485,000.00	13,314,564.36
JPY	FIXED	0.40	—	2007	2047	6,210,886,208.00	55,149,097.30	6,004,607,000.00	53,317,456.58
JPY	FIXED	0.51	—	1998	2028	15,171,500,000.00	134,714,194.03	5,895,875,000.00	52,351,978.95
JPY	FIXED	0.65	0.10	2008	2048	5,846,601,826.00	51,914,461.51	5,846,601,826.00	51,914,461.51
JPY	FIXED	0.70	0.10	2007	2022	23,182,000,000.00	205,842,826.74	12,142,944,000.00	107,822,358.64
JPY	FIXED	0.70	0.10	2008	2023	22,080,000,000.00	196,057,700.56	11,565,708,000.00	102,696,834.96
JPY	FIXED	0.70	0.10	2009	2024	9,293,000,000.00	82,516,495.08	5,752,799,000.00	51,081,546.37
JPY	FIXED	0.70	0.10	2010	2025	8,997,000,000.00	79,888,185.32	6,426,420,000.00	57,062,913.41
JPY	FIXED	0.75	—	2001	2041	5,705,511,965.00	50,661,664.69	4,583,068,000.00	40,695,007.86
JPY	FIXED	0.75	—	2004	2044	558,369,285.00	4,957,998.10	485,109,000.00	4,307,488.91
JPY	FIXED	0.75	—	2004	2044	4,517,356,107.00	40,111,524.05	4,200,303,000.00	37,296,274.81
JPY	FIXED	0.75	—	2005	2045	677,399,208.00	6,014,915.36	610,665,000.00	5,422,353.97
JPY	FIXED	0.75	—	2005	2045	16,068,683,783.00	142,680,670.00	14,488,100,000.00	128,645,995.09
JPY	FIXED	0.75	—	2006	2046	8,040,654,742.00	71,396,389.48	7,513,341,000.00	66,714,146.74
JPY	FIXED	0.75	—	2006	2046	27,642,000,000.00	245,445,061.55	38,019,000.00	337,586.85
JPY	FIXED	0.75	—	2007	2047	8,619,294,974.00	76,534,381.93	8,288,733,000.00	73,599,181.73
JPY	FIXED	0.75	—	2007	2047	26,016,000,000.00	231,007,116.75	13,362,999,458.00	118,655,749.38
JPY	FIXED	0.80	—	2013	2028	19,848,000,000.00	176,238,824.31	19,848,000,000.00	176,238,824.31

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
JPY	FIXED	0.80	0.10	2010	2025	8,391,000,000.00	74,507,253.87	6,792,707,000.00	60,315,331.30
JPY	FIXED	0.80	0.10	2011	2026	8,291,000,000.00	73,619,311.38	6,711,753,000.00	59,596,506.34
JPY	FIXED	0.80	0.10	2013	2028	15,490,000,000.00	137,542,290.84	15,490,000,000.00	137,542,290.84
JPY	FIXED	0.95	—	2001	2041	41,034,000,000.00	364,358,319.06	11,074,926,950.00	98,338,981.51
JPY	FIXED	0.95	—	2003	2043	48,538,362,136.00	430,992,738.65	40,573,509,000.00	360,269,423.84
JPY	FIXED	1.00	—	1998	2028	48,500,000,000.00	430,652,104.95	27,207,298,000.00	241,585,157.81
JPY	FIXED	1.00	—	1998	2028	98,524,758,827.00	874,843,191.31	55,269,966,000.00	490,765,509.25
JPY	FIXED	1.00	—	1999	2029	35,280,000,000.00	313,266,108.51	19,791,201,000.00	175,734,481.86
JPY	FIXED	1.00	—	1999	2029	45,200,000,000.00	401,350,002.96	25,356,097,000.00	225,147,557.66
JPY	FIXED	1.00	—	2000	2030	35,964,000,000.00	319,339,635.10	21,929,250,000.00	194,719,127.27
JPY	FIXED	1.30	—	2004	2034	3,382,052,096.00	30,030,677.41	2,722,104,000.00	24,170,717.89
JPY	FIXED	1.30	—	2004	2034	5,382,263,817.00	47,791,407.06	4,332,042,000.00	38,466,041.36
JPY	FIXED	1.30	—	2004	2034	9,093,144,720.00	80,741,895.14	7,318,839,000.00	64,987,080.85
JPY	FIXED	1.30	—	2004	2034	10,551,284,688.00	93,689,339.40	8,324,712,000.00	73,918,654.55
JPY	FIXED	1.30	—	2004	2034	56,647,456,984.00	502,996,836.91	45,553,398,000.00	404,487,973.95
JPY	FIXED	1.30	—	2005	2035	10,794,000,000.00	95,844,511.77	9,214,380,000.00	81,818,394.70
JPY	FIXED	1.30	—	2005	2035	9,345,000,000.00	82,978,225.17	6,943,208,710.00	61,651,699.92
JPY	FIXED	1.30	—	2005	2035	9,677,262,639.00	85,928,526.30	8,258,460,000.00	73,330,374.90
JPY	FIXED	1.30	—	2005	2035	13,690,981,879.00	121,568,044.64	11,683,070,000.00	103,738,942.02
JPY	FIXED	1.30	—	2005	2035	16,401,023,543.00	145,631,655.92	14,000,840,000.00	124,319,406.54
JPY	FIXED	1.30	—	2005	2045	2,606,700,483.00	23,146,001.03	2,239,830,000.00	19,888,402.15
JPY	FIXED	1.40	—	2014	2039	4,954,000,000.00	43,988,670.68	336,405,688.00	2,987,089.02
JPY	FIXED	1.40	—	2014	2039	10,029,000,000.00	89,051,751.76	9,554,358,849.00	84,837,211.34
JPY	FIXED	1.40	0.10	2008	2038	8,591,830,235.00	76,290,510.85	8,591,830,235.00	76,290,510.85
JPY	FIXED	1.40	0.10	2008	2038	12,297,000,000.00	109,190,287.31	12,132,920,403.00	107,733,354.86
JPY	FIXED	1.40	0.10	2008	2038	14,641,000,000.00	130,003,659.15	9,223,200,205.00	81,896,713.04
JPY	FIXED	1.40	0.10	2009	2039	5,659,000,000.00	50,248,665.19	3,379,141,279.00	30,004,831.03
JPY	FIXED	1.40	0.10	2009	2039	6,060,000,000.00	53,809,314.56	5,047,813,898.00	44,821,684.14
JPY	FIXED	1.40	0.10	2009	2039	7,490,000,000.00	66,506,892.08	5,765,586,394.00	51,195,091.07
JPY	FIXED	1.40	0.10	2010	2043	36,994,000,000.00	328,485,442.69	1,706,628,617.00	15,153,880.54
JPY	FIXED	1.40	0.10	2013	2038	3,311,000,000.00	29,399,775.66	585,557,378.00	5,199,412.73
JPY	FIXED	1.50	—	2006	2036	11,729,000,000.00	104,146,774.00	10,584,701,000.00	93,986,057.03
JPY	FIXED	1.50	—	2006	2036	15,671,499,292.00	139,153,900.16	14,128,302,000.00	125,451,195.79
JPY	FIXED	1.50	—	2007	2037	11,777,000,000.00	104,572,986.39	11,202,477,000.00	99,471,552.59
JPY	FIXED	1.50	—	2007	2037	833,233,056.00	7,398,630.30	792,519,000.00	7,037,112.90
JPY	FIXED	1.50	—	2007	2037	1,520,108,426.00	13,497,688.52	1,445,925,000.00	12,838,982.37
JPY	FIXED	1.50	—	2007	2037	4,498,000,000.00	39,939,652.95	64,805,810.00	575,438.32
JPY	FIXED	1.50	—	2007	2037	10,046,900,990.00	89,210,702.26	9,556,794,000.00	84,858,834.08
JPY	FIXED	1.50	—	2007	2037	23,210,292,485.00	206,094,047.74	22,052,628,000.00	195,814,652.95
JPY	FIXED	1.50	—	2007	2047	7,801,000,000.00	69,268,393.21	6,143,471,137.20	54,550,490.25
JPY	FIXED	1.80	—	2001	2041	6,350,883,729.00	56,392,194.77	4,474,160,000.00	39,727,967.46
JPY	FIXED	1.80	—	2001	2041	18,473,896,575.00	164,037,576.22	12,919,820,000.00	114,720,570.69
JPY	FIXED	1.80	—	2001	2041	19,906,758,134.00	176,760,562.75	13,723,960,000.00	121,860,871.39
JPY	FIXED	1.80	—	2002	2023	208,605,798,990.00	1,852,299,514.23	125,163,468,000.00	1,111,379,607.36
JPY	FIXED	1.80	—	2002	2042	13,784,512,741.00	122,398,544.90	10,646,180,000.00	94,531,955.19
JPY	FIXED	1.80	—	2002	2042	25,541,797,385.00	226,796,470.27	19,738,783,000.00	175,269,040.17
JPY	FIXED	1.80	—	2003	2033	16,526,621,188.00	146,746,890.77	12,898,784,000.00	114,533,783.11
JPY	FIXED	1.80	—	2003	2033	54,150,511,998.00	480,825,401.57	42,263,808,000.00	375,278,306.77
JPY	FIXED	1.80	—	2004	2034	14,542,600,396.00	129,129,927.26	11,705,001,000.00	103,933,676.68
JPY	FIXED	2.10	—	1998	2028	411,741,033.00	3,656,023.56	210,882,000.00	1,872,510.87
JPY	FIXED	2.20	—	1998	2028	20,000,000,000.00	177,588,496.89	10,243,884,000.00	90,959,798.09
JPY	FIXED	2.20	—	2000	2021	145,473,600,380.00	1,291,721,901.41	44,761,104,000.00	397,452,858.92
JPY	FIXED	2.30	—	1995	2025	194,000,000.00	1,722,608.42	80,427,000.00	714,145.50
JPY	FIXED	2.30	—	1995	2025	351,467,896.00	3,120,832.77	145,707,000.00	1,293,794.36
JPY	FIXED	2.30	—	1995	2025	934,666,009.00	8,299,296.58	387,532,000.00	3,441,061.27
JPY	FIXED	2.30	—	1995	2025	3,221,493,655.00	28,605,010.80	1,287,240,000.00	11,429,950.84
JPY	FIXED	2.30	—	1995	2025	3,845,709,495.00	34,147,688.43	1,582,411,000.00	14,050,899.55
JPY	FIXED	2.30	—	1995	2025	4,399,191,845.00	39,062,293.36	1,824,015,000.00	16,196,204.11
JPY	FIXED	2.30	—	1995	2025	4,810,783,364.00	42,716,989.32	1,994,678,000.00	17,711,593.39
JPY	FIXED	2.30	—	1995	2025	10,780,551,260.00	95,725,094.69	4,469,946,000.00	39,690,549.57
JPY	FIXED	2.30	—	1995	2025	11,723,113,208.00	104,094,502.67	4,122,993,000.00	36,609,806.48
JPY	FIXED	2.30	—	1998	2028	428,467,622.00	3,804,546.05	219,429,000.00	1,948,403.31
JPY	FIXED	2.30	—	1998	2028	902,092,741.00	8,010,064.70	462,021,000.00	4,102,480.75
JPY	FIXED	2.50	—	1989	2020	16,407,974,169.00	145,693,373.48	1,636,212,000.00	14,528,621.48
JPY	FIXED	2.50	—	1989	2020	32,500,000,000.00	288,581,307.44	3,963,410,000.00	35,192,801.22
JPY	FIXED	2.50	—	1989	2020	45,500,000,000.00	404,013,830.42	5,548,780,000.00	49,269,974.99
JPY	FIXED	2.50	—	1989	2020	668,267,374.00	5,933,829.92	81,490,000.00	723,584.33
JPY	FIXED	2.50	—	1989	2020	1,388,000,000.00	12,324,641.68	169,265,000.00	1,502,975.85
JPY	FIXED	2.50	—	1989	2020	1,892,600,047.00	16,805,199.88	230,800,000.00	2,049,371.25
JPY	FIXED	2.50	—	1989	2020	4,107,054,241.00	36,468,279.46	500,855,000.00	4,447,304.33
JPY	FIXED	2.50	—	1989	2020	4,318,099,836.00	38,342,242.96	526,590,000.00	4,675,816.33
JPY	FIXED	2.50	—	1989	2020	5,754,000,472.00	51,092,214.75	701,705,000.00	6,230,736.81
JPY	FIXED	2.50	—	1989	2020	6,128,094,441.00	54,413,954.03	747,020,000.00	6,633,107.95
JPY	FIXED	2.50	—	1989	2020	9,673,338,109.00	85,893,678.73	1,179,670,000.00	10,474,791.11

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
JPY	FIXED	2.50	—	1989	2020	20,086,675,774.00	178,358,127.91	2,449,590,000.00	21,750,950.30
JPY	FIXED	2.50	—	1989	2020	21,492,360,017.00	190,839,795.50	2,621,015,000.00	23,273,105.71
JPY	FIXED	2.50	—	1990	2020	235,014,453.00	2,086,793.17	40,117,000.00	356,215.89
JPY	FIXED	2.50	—	1990	2020	262,511,572.00	2,330,951.77	44,807,000.00	397,860.39
JPY	FIXED	2.50	—	1990	2020	3,183,774,639.00	28,270,087.63	543,564,000.00	4,826,535.69
JPY	FIXED	2.50	—	1990	2020	3,563,807,735.00	31,644,562.94	608,447,000.00	5,402,659.41
JPY	FIXED	2.50	—	1990	2020	5,038,015,667.00	44,734,681.48	860,146,000.00	7,637,601.76
JPY	FIXED	2.50	—	1990	2020	5,169,088,886.00	45,898,536.28	882,525,000.00	7,836,314.41
JPY	FIXED	2.50	—	1990	2020	5,798,781,903.00	51,489,848.10	990,031,000.00	8,790,905.86
JPY	FIXED	2.50	—	1990	2020	5,804,927,440.00	51,544,416.93	991,081,000.00	8,800,229.25
JPY	FIXED	2.50	—	1990	2020	6,072,912,334.00	53,923,968.66	1,036,826,000.00	9,206,418.54
JPY	FIXED	2.50	—	1990	2020	6,150,050,482.00	54,608,911.04	1,050,000,000.00	9,323,396.09
JPY	FIXED	2.50	—	1990	2020	7,324,427,534.00	65,036,703.82	1,250,508,000.00	11,103,791.80
JPY	FIXED	2.50	—	1990	2020	7,629,785,467.00	67,748,106.63	1,302,637,000.00	11,566,667.34
JPY	FIXED	2.50	—	1990	2020	10,669,485,788.00	94,738,897.18	1,821,617,000.00	16,174,911.25
JPY	FIXED	2.50	—	1990	2020	12,351,246,399.00	109,671,964.13	2,108,743,000.00	18,724,424.98
JPY	FIXED	2.50	—	1990	2020	15,865,951,772.00	140,880,526.34	2,708,370,000.00	24,048,767.87
JPY	FIXED	2.50	—	1990	2020	38,122,500,000.00	338,505,873.63	6,508,719,000.00	57,793,681.19
JPY	FIXED	2.50	—	1992	2022	15,891,138,604.00	141,104,170.93	4,263,468,000.00	37,857,143.68
JPY	FIXED	2.50	—	1995	2025	2,699,554,273.00	23,970,489.28	1,119,280,000.00	9,938,562.64
JPY	FIXED	2.50	—	1995	2025	2,788,907,810.00	24,763,897.30	1,156,340,000.00	10,267,634.12
JPY	FIXED	2.50	—	1995	2025	2,796,236,510.00	24,828,971.94	1,159,383,000.00	10,294,654.21
JPY	FIXED	2.50	—	1995	2025	2,833,282,030.00	25,157,914.85	1,119,790,000.00	9,943,091.15
JPY	FIXED	2.50	—	1995	2025	4,063,855,000.00	36,084,695.05	1,564,799,000.00	13,894,515.12
JPY	FIXED	2.50	—	1995	2025	5,313,543,703.00	47,181,211.97	2,203,149,000.00	19,562,695.97
JPY	FIXED	2.50	—	1995	2025	5,854,899,193.00	51,988,137.36	2,427,617,000.00	21,555,842.70
JPY	FIXED	2.50	—	1995	2025	6,043,377,777.00	53,661,718.78	2,505,749,000.00	22,249,609.92
JPY	FIXED	2.50	—	1995	2025	6,767,086,104.00	60,087,832.48	2,805,850,000.00	24,914,334.20
JPY	FIXED	2.50	—	1995	2025	11,416,106,238.00	101,368,457.36	4,733,480,000.00	42,030,579.91
JPY	FIXED	2.50	—	1995	2025	12,070,722,652.00	107,181,074.61	4,946,966,000.00	43,926,212.80
JPY	FIXED	2.50	—	1995	2025	16,269,800,349.00	144,466,469.43	6,730,606,000.00	59,763,910.13
JPY	FIXED	2.50	—	1995	2025	17,312,000,000.00	153,720,602.91	7,178,131,000.00	63,737,674.74
JPY	FIXED	2.50	—	1996	2026	2,810,949,132.00	24,959,611.56	1,302,602,000.00	11,566,356.56
JPY	FIXED	2.50	—	1996	2026	8,769,146,199.00	77,864,974.62	4,016,277,000.00	35,662,229.78
JPY	FIXED	2.50	—	1998	2028	4,567,508,445.00	40,556,847.96	2,337,405,000.00	20,754,812.03
JPY	FIXED	2.50	—	1998	2028	9,323,394,424.00	82,786,380.08	4,760,217,000.00	42,267,989.09
JPY	FIXED	2.60	—	1991	2021	194,631,018.00	1,728,211.50	37,968,000.00	337,134.00
JPY	FIXED	2.60	—	1991	2021	200,178,233.00	1,777,467.58	39,056,000.00	346,794.82
JPY	FIXED	2.60	—	1991	2021	651,445,609.00	5,784,462.33	127,104,000.00	1,128,610.42
JPY	FIXED	2.60	—	1991	2021	1,037,969,432.00	9,216,571.56	202,520,000.00	1,798,261.12
JPY	FIXED	2.60	—	1991	2021	1,399,761,668.00	12,429,078.53	273,112,000.00	2,425,077.48
JPY	FIXED	2.60	—	1991	2021	1,557,812,516.00	13,832,479.16	303,960,000.00	2,698,989.98
JPY	FIXED	2.60	—	1991	2021	2,378,518,888.00	21,119,879.71	464,088,000.00	4,120,834.52
JPY	FIXED	2.60	—	1991	2021	2,449,654,289.00	21,751,521.15	477,968,000.00	4,244,080.93
JPY	FIXED	2.60	—	1991	2021	2,845,039,950.00	25,262,318.42	555,120,000.00	4,929,146.32
JPY	FIXED	2.60	—	1991	2021	3,222,570,056.00	28,614,568.62	628,784,000.00	5,583,240.27
JPY	FIXED	2.60	—	1991	2021	3,234,643,273.00	28,721,771.84	631,144,000.00	5,604,195.71
JPY	FIXED	2.60	—	1991	2021	4,001,649,299.00	35,532,344.20	780,800,000.00	6,933,054.92
JPY	FIXED	2.60	—	1991	2021	4,279,485,327.00	37,999,368.33	835,016,000.00	7,414,461.82
JPY	FIXED	2.60	—	1991	2021	4,917,735,157.00	43,666,659.73	959,552,000.00	8,520,269.87
JPY	FIXED	2.60	—	1991	2021	5,438,475,879.00	48,290,537.84	1,066,112,000.00	9,466,461.38
JPY	FIXED	2.60	—	1991	2021	6,414,874,621.00	56,960,397.08	1,251,672,000.00	11,114,127.45
JPY	FIXED	2.60	—	1991	2021	6,808,900,693.00	60,459,121.98	1,328,560,000.00	11,796,848.67
JPY	FIXED	2.60	—	1991	2021	11,882,285,431.00	105,507,860.46	2,318,488,000.00	20,586,839.95
JPY	FIXED	2.60	—	1991	2021	12,303,062,863.00	109,244,122.05	2,400,592,000.00	21,315,876.25
JPY	FIXED	2.60	—	1991	2021	67,520,000,000.00	599,538,765.49	13,174,632,000.00	116,983,154.70
JPY	FIXED	2.60	—	1992	2022	1,033,537,194.00	9,177,215.84	277,277,000.00	2,462,060.28
JPY	FIXED	2.60	—	1992	2022	1,580,332,873.00	14,032,446.97	423,973,000.00	3,764,636.39
JPY	FIXED	2.60	—	1992	2022	1,703,332,270.00	15,124,610.88	456,973,000.00	4,057,657.41
JPY	FIXED	2.60	—	1992	2022	2,816,681,234.00	25,010,509.33	755,678,000.00	6,709,986.01
JPY	FIXED	2.60	—	1992	2022	2,897,870,095.00	25,731,419.72	777,469,000.00	6,903,477.55
JPY	FIXED	2.60	—	1992	2022	3,056,748,027.00	27,142,164.37	820,094,000.00	7,281,963.04
JPY	FIXED	2.60	—	1992	2022	3,236,198,575.00	28,735,582.03	868,230,000.00	7,709,383.03
JPY	FIXED	2.60	—	1992	2022	3,928,065,926.00	34,878,966.17	1,053,866,000.00	9,357,723.94
JPY	FIXED	2.60	—	1992	2022	4,425,641,115.00	39,297,147.67	1,187,362,000.00	10,543,091.64
JPY	FIXED	2.60	—	1992	2022	7,467,391,930.00	66,306,145.43	1,999,503,000.00	17,754,436.61
JPY	FIXED	2.60	—	1992	2022	9,906,513,776.00	87,964,144.54	2,657,842,000.00	23,600,108.29
JPY	FIXED	2.60	—	1992	2022	15,575,368,644.00	138,300,315.30	4,178,746,000.00	37,104,861.05
JPY	FIXED	2.60	—	1992	2022	66,170,000,000.00	587,551,541.95	17,752,922,000.00	157,635,736.67
JPY	FIXED	2.60	—	1992	2022	580,619,754.00	5,155,569.47	155,771,000.00	1,383,156.89
JPY	FIXED	2.60	—	1992	2022	424,812,454.00	3,772,090.26	113,971,000.00	1,011,996.93
JPY	FIXED	2.60	—	1992	2022	436,534,443.00	3,876,174.78	117,106,000.00	1,039,833.93
JPY	FIXED	2.60	—	1993	2023	10,893,524,544.00	96,728,232.48	2,915,066,000.00	25,884,109.46
JPY	FIXED	2.60	—	1993	2023	444,688,561.00	3,948,578.66	140,985,000.00	1,251,865.71

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
JPY	FIXED	2.60	—	1993	2023	483,543,684.00	4,293,589.80	153,296,000.00	1,361,180.31
JPY	FIXED	2.60	—	1993	2023	707,632,393.00	6,283,368.65	224,367,000.00	1,992,249.91
JPY	FIXED	2.60	—	1993	2023	2,639,825,048.00	23,440,128.12	837,005,000.00	7,432,122.99
JPY	FIXED	2.60	—	1993	2023	2,756,901,453.00	24,479,699.26	874,120,000.00	7,761,682.84
JPY	FIXED	2.60	—	1993	2023	3,233,664,341.00	28,713,079.49	1,025,297,000.00	9,104,047.65
JPY	FIXED	2.60	—	1993	2023	3,366,260,156.00	29,890,454.06	1,067,339,000.00	9,477,356.43
JPY	FIXED	2.60	—	1993	2023	3,960,752,566.00	35,169,204.74	1,255,839,000.00	11,151,128.02
JPY	FIXED	2.60	—	1993	2023	5,463,929,142.00	48,516,548.17	1,732,380,000.00	15,382,538.01
JPY	FIXED	2.60	—	1993	2023	5,949,463,489.00	52,827,813.91	1,886,404,000.00	16,750,182.54
JPY	FIXED	2.60	—	1993	2023	6,397,467,654.00	56,805,833.23	1,787,279,000.00	15,870,009.56
JPY	FIXED	2.60	—	1993	2023	6,850,333,594.00	60,827,022.31	2,172,040,000.00	19,286,465.94
JPY	FIXED	2.60	—	1993	2023	7,673,368,311.00	68,135,097.22	2,390,492,000.00	21,226,194.06
JPY	FIXED	2.60	—	1993	2023	7,863,978,067.00	69,827,602.22	2,493,439,000.00	22,140,304.20
JPY	FIXED	2.60	—	1993	2023	7,883,982,207.00	70,005,227.48	2,499,783,000.00	22,196,635.28
JPY	FIXED	2.60	—	1993	2023	14,436,128,844.00	128,184,521.11	4,577,300,000.00	40,643,791.34
JPY	FIXED	2.60	—	1993	2023	15,642,355,559.00	138,895,120.57	4,958,629,000.00	44,029,773.54
JPY	FIXED	2.60	—	1993	2023	18,829,628,283.00	167,196,269.19	5,970,354,000.00	53,013,309.64
JPY	FIXED	2.60	—	1993	2023	34,056,000,000.00	302,397,692.50	10,798,242,000.00	95,882,178.29
JPY	FIXED	2.60	—	1994	2024	29,171,489.00	259,026.04	10,665,000.00	94,699.07
JPY	FIXED	2.60	—	1994	2024	288,078,933.00	2,557,975.23	105,375,000.00	935,669.39
JPY	FIXED	2.60	—	1994	2024	326,320,694.00	2,897,540.08	119,370,000.00	1,059,936.94
JPY	FIXED	2.60	—	1994	2024	781,595,670.00	6,940,120.01	285,930,000.00	2,538,893.95
JPY	FIXED	2.60	—	1994	2024	2,074,509,829.00	18,420,454.12	758,955,000.00	6,739,083.88
JPY	FIXED	2.60	—	1994	2024	2,451,784,586.00	21,770,436.97	896,985,000.00	7,964,710.89
JPY	FIXED	2.60	—	1994	2024	2,743,422,667.00	24,360,015.39	1,003,680,000.00	8,912,101.13
JPY	FIXED	2.60	—	1994	2024	3,219,283,472.00	28,585,385.64	1,112,505,000.00	9,878,404.54
JPY	FIXED	2.60	—	1994	2024	3,449,912,720.00	30,633,240.72	1,262,160,000.00	11,207,254.86
JPY	FIXED	2.60	—	1994	2024	5,231,165,396.00	46,449,739.98	1,898,850,000.00	16,860,695.87
JPY	FIXED	2.60	—	1994	2024	6,440,775,079.00	57,190,378.25	2,356,365,000.00	20,923,165.92
JPY	FIXED	2.60	—	1994	2024	6,935,362,586.00	61,582,030.85	2,537,325,000.00	22,529,986.64
JPY	FIXED	2.60	—	1994	2024	7,038,459,499.00	62,497,472.14	2,575,035,000.00	22,864,829.75
JPY	FIXED	2.60	—	1994	2024	7,180,165,620.00	63,755,740.99	2,626,875,000.00	23,325,139.14
JPY	FIXED	2.60	—	1994	2024	7,206,296,453.00	63,987,767.76	2,634,705,000.00	23,394,665.03
JPY	FIXED	2.60	—	1994	2024	8,076,289,375.00	71,712,804.53	2,954,730,000.00	26,236,302.97
JPY	FIXED	2.60	—	1994	2024	10,840,293,972.00	96,255,575.62	3,965,955,000.00	35,215,399.36
JPY	FIXED	2.60	—	1994	2024	11,451,116,629.00	101,679,329.49	4,189,410,000.00	37,199,551.24
JPY	FIXED	2.60	—	1994	2024	13,290,116,692.00	118,008,592.34	4,862,235,000.00	43,173,850.26
JPY	FIXED	2.60	—	1994	2024	20,844,000,000.00	185,082,731.46	7,625,850,000.00	67,713,161.95
JPY	FIXED	2.60	—	1994	2024	20,998,735,857.00	186,456,696.87	7,682,460,000.00	68,215,826.19
JPY	FIXED	2.70	—	1988	2018	4,098,014,124.00	36,388,008.43	307,350,000.00	2,729,091.23
JPY	FIXED	2.70	—	1988	2018	5,609,600,649.00	49,810,027.37	420,720,000.00	3,735,751.62
JPY	FIXED	2.70	—	1988	2018	5,661,708,058.00	50,272,711.19	424,626,000.00	3,770,434.65
JPY	FIXED	2.70	—	1988	2018	5,730,894,607.00	50,887,047.95	429,816,000.00	3,816,518.87
JPY	FIXED	2.70	—	1988	2018	9,731,726,958.00	86,412,138.13	729,879,000.00	6,480,905.73
JPY	FIXED	2.70	—	1988	2018	28,688,315,210.00	254,735,738.82	2,151,621,000.00	19,105,156.96
JPY	FIXED	2.70	—	1988	2018	38,100,000,000.00	338,306,086.57	2,857,500,000.00	25,372,956.49
JPY	FIXED	2.70	—	1988	2018	72,400,000,000.00	642,870,358.73	5,430,000,000.00	48,215,276.90
JPY	FIXED	2.70	—	1996	2026	436,583,101.00	3,876,606.83	199,899,000.00	1,774,988.15
JPY	FIXED	2.70	—	1996	2026	971,466,270.00	8,626,061.73	450,167,000.00	3,997,224.04
JPY	FIXED	2.70	—	1996	2026	1,271,465,139.00	11,289,879.14	589,190,000.00	5,231,668.32
JPY	FIXED	2.70	—	1996	2026	1,638,883,994.00	14,552,347.25	759,430,000.00	6,743,301.61
JPY	FIXED	2.70	—	1996	2026	4,044,399,437.00	35,911,940.84	1,848,168,000.00	16,410,668.86
JPY	FIXED	2.70	—	1996	2026	4,612,342,063.00	40,954,944.70	2,019,871,000.00	17,935,292.74
JPY	FIXED	2.70	—	1996	2026	4,618,666,272.00	41,011,100.04	2,140,312,000.00	19,004,739.55
JPY	FIXED	2.70	—	1996	2026	4,897,893,000.00	43,490,472.79	1,970,623,000.00	17,497,998.83
JPY	FIXED	2.70	—	1996	2026	4,997,313,008.00	44,373,265.28	2,315,796,000.00	20,562,936.54
JPY	FIXED	2.70	—	1996	2026	5,403,909,048.00	47,983,604.26	2,504,200,000.00	22,235,855.70
JPY	FIXED	2.70	—	1996	2026	5,638,684,098.00	50,068,271.67	2,613,013,000.00	23,202,052.55
JPY	FIXED	2.70	—	1996	2026	5,988,924,586.00	53,178,205.76	2,775,311,000.00	24,643,165.44
JPY	FIXED	2.70	—	1996	2026	6,023,804,059.00	53,487,915.42	2,791,480,000.00	24,786,736.86
JPY	FIXED	2.70	—	1996	2026	6,760,714,022.00	60,031,252.05	3,133,005,000.00	27,819,282.43
JPY	FIXED	2.70	—	1996	2026	9,933,865,838.00	88,207,015.12	4,451,928,000.00	39,530,560.09
JPY	FIXED	2.70	—	1996	2026	10,179,763,353.00	90,390,443.63	4,716,712,000.00	41,881,689.72
JPY	FIXED	2.70	—	1996	2026	10,327,876,843.00	91,705,606.23	4,720,265,000.00	41,913,238.31
JPY	FIXED	2.70	—	1996	2026	12,866,917,324.00	114,250,825.36	5,962,656,000.00	52,944,955.82
JPY	FIXED	2.70	—	1996	2026	13,737,371,078.00	121,979,954.05	5,424,633,000.00	48,167,621.03
JPY	FIXED	2.70	—	1996	2026	16,005,000,000.00	142,115,194.63	7,416,935,000.00	65,858,116.91
JPY	FIXED	2.70	—	1998	2028	2,509,432,920.00	22,282,321.02	1,285,284,000.00	11,412,582.68
JPY	FIXED	2.70	—	1998	2028	2,665,501,317.00	23,668,118.62	1,365,210,000.00	12,122,279.59
JPY	FIXED	2.70	—	1998	2028	2,894,769,534.00	25,703,888.52	1,458,387,000.00	12,949,637.76
JPY	FIXED	2.70	—	1998	2028	4,762,885,004.00	42,291,679.44	2,439,486,000.00	21,661,232.60
JPY	FIXED	2.70	—	1998	2028	6,479,673,714.00	57,535,775.76	3,277,575,000.00	29,102,980.88
JPY	FIXED	2.70	—	1998	2028	7,454,120,226.00	66,188,300.33	3,563,091,000.00	31,638,198.75
JPY	FIXED	2.70	—	1998	2028	7,906,192,340.00	70,202,440.69	3,989,895,000.00	35,427,972.79

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
JPY	FIXED	2.70	—	1998	2028	8,093,719,955.00	71,867,578.05	4,145,526,000.00	36,809,886.56
JPY	FIXED	2.70	—	1998	2028	8,742,020,786.00	77,624,116.56	4,476,591,000.00	39,749,553.34
JPY	FIXED	2.70	—	1998	2028	9,148,152,658.00	81,230,333.99	4,685,583,000.00	41,605,282.10
JPY	FIXED	2.70	—	1998	2028	16,008,569,778.00	142,146,892.21	8,199,450,000.00	72,806,400.04
JPY	FIXED	2.70	—	1998	2028	26,783,193,096.00	237,819,350.19	13,528,011,000.00	120,120,956.97
JPY	FIXED	2.70	—	1998	2028	29,283,319,347.00	260,019,033.33	12,896,856,000.00	114,516,663.58
JPY	FIXED	2.86	0.20	2011	2022	3,286,537,998.00	29,182,567.15	1,812,411,998.00	16,093,176.12
JPY	FIXED	3.00	—	1987	2017	961,638,075.00	8,538,793.01	24,040,000.00	213,461.37
JPY	FIXED	3.00	—	1987	2017	2,034,227,087.00	18,062,766.54	50,855,000.00	451,563.15
JPY	FIXED	3.00	—	1987	2017	2,088,271,304.00	18,542,648.10	52,206,000.00	463,559.25
JPY	FIXED	3.00	—	1987	2017	5,487,457,198.00	48,725,463.78	137,186,000.00	1,218,132.78
JPY	FIXED	3.00	—	1987	2017	8,401,789,791.00	74,603,061.01	210,044,000.00	1,865,069.91
JPY	FIXED	3.00	—	1987	2017	11,375,075,866.00	101,004,131.25	284,376,000.00	2,525,095.32
JPY	FIXED	3.00	—	1987	2017	11,891,145,849.00	105,586,535.88	297,278,000.00	2,639,657.66
JPY	FIXED	3.00	—	1987	2017	27,166,000,000.00	241,218,455.32	679,150,000.00	6,030,461.38
JPY	FIXED	3.00	—	1988	2018	1,074,669,920.00	9,542,450.79	53,732,000.00	477,109.26
JPY	FIXED	3.00	—	1988	2018	1,115,073,692.00	9,901,213.04	55,752,000.00	495,045.69
JPY	FIXED	3.00	—	1988	2018	1,554,505,492.00	13,803,114.69	77,724,000.00	690,144.42
JPY	FIXED	3.00	—	1988	2018	1,666,534,685.00	14,797,869.49	83,326,000.00	739,886.95
JPY	FIXED	3.00	—	1988	2018	1,694,683,228.00	15,047,812.36	84,734,000.00	752,389.18
JPY	FIXED	3.00	—	1988	2018	1,843,835,802.00	16,372,201.43	92,190,000.00	818,594.18
JPY	FIXED	3.00	—	1988	2018	1,929,728,294.00	17,134,877.36	96,486,000.00	856,740.19
JPY	FIXED	3.00	—	1988	2018	4,477,452,605.00	39,757,203.90	223,434,000.00	1,983,965.41
JPY	FIXED	3.00	—	1988	2018	5,194,429,281.00	46,123,544.41	259,720,000.00	2,306,164.22
JPY	FIXED	3.00	—	1998	2028	6,068,600,000.00	53,885,677.61	2,394,485,000.00	21,261,649.60
JPY	FIXED	3.00	—	2000	2021	7,252,245,722.00	64,395,770.84	2,231,460,216.00	19,814,083.28
JPY	FIXED	3.00	—	2002	2023	6,352,091,212.00	56,402,916.52	3,811,254,720.00	33,841,749.85
JPY	FIXED	3.45	0.20	2008	2018	3,747,785,104.00	33,278,176.16	432,417,104.00	3,839,615.18
JPY	LIBOR 6 MONTHS	0.02	0.10	2009	2024	9,361,000,000.00	83,120,295.97	5,242,160,000.00	46,547,365.74
KRW	FIXED	0.20	—	2011	2041	62,746,000,000.00	54,737,653.42	37,838,399,100.00	33,009,039.24
KRW	FIXED	1.50	—	2007	2037	14,124,233,500.00	12,321,540.79	14,124,233,500.00	12,321,540.79
KRW	FIXED	1.50	—	2007	2037	19,102,895,130.00	16,664,769.91	19,102,895,130.00	16,664,769.91
KRW	FIXED	1.50	—	2007	2037	23,717,066,770.00	20,690,029.34	23,717,066,770.00	20,690,029.34
KRW	FIXED	1.50	—	2008	2018	5,211,839,950.00	4,546,646.62	2,605,918,000.00	2,273,321.59
KRW	FIXED	1.50	—	2009	2039	32,354,707,860.00	28,225,238.03	32,354,707,860.00	28,225,238.03
KRW	FIXED	2.00	—	2000	2030	32,899,947,110.00	28,700,887.75	22,207,446,000.00	19,373,083.27
KRW	FIXED	2.00	—	2005	2035	19,312,358,510.00	16,847,499.23	17,381,088,000.00	15,162,719.08
KRW	FIXED	2.50	—	1998	2027	27,366,962,730.00	23,874,084.74	14,367,654,000.00	12,533,893.24
KRW	FIXED	2.50	—	2000	2030	44,912,981,250.00	39,180,684.06	29,193,424,000.00	25,467,432.59
KRW	FIXED	3.00	—	2001	2025	13,203,435,770.00	11,518,265.57	5,868,192,000.00	5,119,227.68
KRW	FIXED	3.50	—	1995	2020	7,097,568,890.00	6,191,697.73	1,182,928,140.00	1,031,949.62
KRW	FIXED	3.50	—	1998	2020	1,975,272,210.00	1,723,165.87	263,364,000.00	229,750.54
KRW	FIXED	3.50	—	2000	2021	2,893,852,000.00	2,524,506.23	890,408,000.00	776,764.17
KRW	FIXED	3.50	—	2002	2023	4,214,155,990.00	3,676,298.25	2,528,472,000.00	2,205,760.11
KWD	FIXED	4.00	—	1998	2021	8,493,122.17	28,183,782.57	1,551,900.00	5,149,862.59
KWD	FIXED	4.00	—	2006	2018	3,290,614.12	10,919,653.69	947,200.00	3,143,211.44
SAR	FIXED	2.00	—	2010	2035	135,000,000.00	35,997,631.93	77,936,074.61	20,781,586.13
SAR	FIXED	2.00	—	2014	2038	131,250,000.00	34,997,697.71	9,852,103.48	2,627,054.78
SAR	FIXED	4.00	—	1998	2020	60,289,000.00	16,076,009.12	9,163,687.66	2,443,489.30
SAR	FIXED	4.00	—	2000	2022	55,534,672.39	14,808,271.82	13,751,145.32	3,666,730.87
SAR	FIXED	4.00	—	2002	2023	43,585,196.89	11,621,954.63	23,398,270.62	6,239,128.40
USD	FIXED	0.15	—	2011	2051	40,000,000.00	40,000,000.00	465,045.10	465,045.10
USD	FIXED	0.15	—	2011	2051	100,000,000.00	100,000,000.00	31,914,445.70	31,914,445.70
USD	FIXED	0.15	—	2014	2054	35,000,000.00	35,000,000.00	19,041,740.85	19,041,740.85
USD	FIXED	0.15	—	2014	2054	50,000,000.00	50,000,000.00	10,696,082.12	10,696,082.12
USD	FIXED	0.30	—	1995	2026	7,138,645.00	7,138,645.00	2,959,926.04	2,959,926.04
USD	FIXED	0.70	—	2003	2034	9,189,324.98	9,189,324.98	7,396,286.02	7,396,286.02
USD	FIXED	0.70	—	2004	2034	9,996,353.40	9,996,353.40	8,533,472.46	8,533,472.46
USD	FIXED	1.00	—	1999	2029	40,476,113.17	40,476,113.17	20,238,056.63	20,238,056.63
USD	FIXED	1.00	—	2002	2033	18,995,245.31	18,995,245.31	11,689,381.81	11,689,381.81
USD	FIXED	1.25	—	1991	2021	21,429,286.50	21,429,286.50	4,181,324.34	4,181,324.34
USD	FIXED	1.25	—	1994	2025	100,000,000.00	100,000,000.00	36,585,365.30	36,585,365.30
USD	FIXED	1.25	—	1995	2025	10,803,940.50	10,803,940.50	4,216,172.00	4,216,172.00
USD	FIXED	1.25	—	1996	2027	8,000,000.00	8,000,000.00	3,707,317.10	3,707,317.10
USD	FIXED	1.50	—	1998	2020	4,798,984.84	4,798,984.84	639,864.68	639,864.68
USD	FIXED	1.50	—	2000	2021	10,633,417.60	10,633,417.60	3,271,820.98	3,271,820.98
USD	FIXED	2.18	0.50	2015	2020	8,500,000.00	8,500,000.00	5,312,500.00	5,312,500.00
USD	FIXED	2.23	0.50	2014	2022	61,370,000.00	61,370,000.00	55,233,000.00	55,233,000.00
USD	FIXED	2.35	0.50	2014	2021	28,899,916.70	28,899,916.70	23,119,933.36	23,119,933.36
USD	FIXED	2.37	0.50	2012	2017	5,010,750.00	5,010,750.00	626,343.75	626,343.75
USD	FIXED	2.37	0.50	2012	2017	5,950,000.00	5,950,000.00	743,750.00	743,750.00
USD	FIXED	2.41	—	2008	2023	200,000,000.00	200,000,000.00	120,000,000.00	120,000,000.00
USD	FIXED	2.43	—	2010	2025	31,621,674.97	31,621,674.97	23,716,256.12	23,716,256.12

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	FIXED	2.50	—	1998	2020	5,695,211.78	5,695,211.78	759,361.64	759,361.64
USD	FIXED	2.50	—	2000	2021	16,032,752.00	16,032,752.00	4,933,154.60	4,933,154.60
USD	FIXED	2.50	—	2002	2023	23,006,345.64	23,006,345.64	13,803,807.40	13,803,807.40
USD	FIXED	2.85	0.25	2016	2027	220,000,000.00	220,000,000.00	220,000,000.00	220,000,000.00
USD	FIXED	2.99	—	1998	2020	258,782.72	258,782.72	34,504.38	34,504.38
USD	FIXED	2.99	—	1998	2020	517,565.44	517,565.44	69,008.76	69,008.76
USD	FIXED	2.99	—	1998	2020	19,201,331.80	19,201,331.80	2,560,177.65	2,560,177.65
USD	FIXED	2.99	—	1998	2020	29,982,736.92	29,982,736.92	3,997,698.36	3,997,698.36
USD	FIXED	3.00	—	1976	2017	968,944.76	968,944.76	25,033.77	25,033.77
USD	FIXED	3.00	—	1978	2020	4,374,934.36	4,374,934.36	525,940.48	525,940.48
USD	FIXED	3.00	—	1978	2020	4,682,116.54	4,682,116.54	776,543.19	776,543.19
USD	FIXED	3.00	—	1978	2020	13,000,000.00	13,000,000.00	1,715,868.18	1,715,868.18
USD	FIXED	3.00	—	1979	2021	7,436,058.97	7,436,058.97	1,562,689.75	1,562,689.75
USD	FIXED	3.00	—	1979	2020	3,726,929.58	3,726,929.58	448,039.10	448,039.10
USD	FIXED	3.00	—	1979	2025	5,078,561.44	5,078,561.44	1,209,010.06	1,209,010.06
USD	FIXED	3.00	—	1980	2021	3,447,842.77	3,447,842.77	571,834.62	571,834.62
USD	FIXED	3.00	—	1980	2020	472,380.17	472,380.17	73,071.29	73,071.29
USD	FIXED	3.00	—	1980	2021	12,666,627.79	12,666,627.79	2,661,895.28	2,661,895.28
USD	FIXED	3.00	—	1980	2023	1,484,683.42	1,484,683.42	409,536.64	409,536.64
USD	FIXED	3.00	—	1980	2021	3,055,582.97	3,055,582.97	506,777.78	506,777.78
USD	FIXED	3.00	—	1980	2021	5,000,000.00	5,000,000.00	948,892.41	948,892.41
USD	FIXED	3.00	—	1980	2021	8,204,264.63	8,204,264.63	1,724,128.78	1,724,128.78
USD	FIXED	3.00	—	1980	2023	2,202,200.70	2,202,200.70	603,780.77	603,780.77
USD	FIXED	3.00	—	1980	2024	6,544,886.74	6,544,886.74	2,063,543.37	2,063,543.37
USD	FIXED	3.00	—	1981	2022	11,549,008.34	11,549,008.34	2,677,166.31	2,677,166.31
USD	FIXED	3.00	—	1981	2028	286,567.60	286,567.60	134,129.33	134,129.33
USD	FIXED	3.00	—	1981	2021	5,891,944.06	5,891,944.06	1,108,640.62	1,108,640.62
USD	FIXED	3.00	—	1981	2022	3,944,534.89	3,944,534.89	998,551.39	998,551.39
USD	FIXED	3.00	—	1981	2024	531,110.00	531,110.00	178,132.29	178,132.29
USD	FIXED	3.00	—	1981	2025	25,959.68	25,959.68	8,707.04	8,707.04
USD	FIXED	3.00	—	1982	2023	10,032,171.27	10,032,171.27	2,750,535.06	2,750,535.06
USD	FIXED	3.00	—	1982	2026	1,175,983.03	1,175,983.03	485,550.50	485,550.50
USD	FIXED	3.00	—	1982	2020	2,989,279.25	2,989,279.25	456,930.71	456,930.71
USD	FIXED	3.00	—	1982	2023	1,992,780.74	1,992,780.74	504,468.90	504,468.90
USD	FIXED	3.00	—	1982	2023	2,562,415.83	2,562,415.83	648,670.73	648,670.73
USD	FIXED	3.00	—	1982	2027	1,477,873.60	1,477,873.60	664,952.19	664,952.19
USD	FIXED	3.00	—	1982	2023	432,142.26	432,142.26	116,769.23	116,769.23
USD	FIXED	3.00	—	1982	2023	638,194.40	638,194.40	188,193.56	188,193.56
USD	FIXED	3.00	—	1982	2024	961,572.11	961,572.11	303,175.40	303,175.40
USD	FIXED	3.00	—	1982	2023	1,499,827.39	1,499,827.39	411,209.92	411,209.92
USD	FIXED	3.00	—	1982	2024	2,777,890.23	2,777,890.23	875,843.46	875,843.46
USD	FIXED	3.00	—	1982	2024	843,707.62	843,707.62	282,976.12	282,976.12
USD	FIXED	3.00	—	1982	2025	1,500,000.00	1,500,000.00	532,805.89	532,805.89
USD	FIXED	3.00	—	1983	2020	1,241,416.94	1,241,416.94	225,136.43	225,136.43
USD	FIXED	3.00	—	1983	2025	3,494,360.09	3,494,360.09	1,309,404.06	1,309,404.06
USD	FIXED	3.00	—	1983	2026	194,518.25	194,518.25	76,629.63	76,629.63
USD	FIXED	3.00	—	1983	2023	2,813,520.54	2,813,520.54	734,921.67	734,921.67
USD	FIXED	3.00	—	1983	2024	3,236,313.66	3,236,313.66	1,020,380.16	1,020,380.16
USD	FIXED	3.00	—	1983	2024	5,150,000.00	5,150,000.00	1,727,289.45	1,727,289.45
USD	FIXED	3.00	—	1983	2024	9,891,529.89	9,891,529.89	3,118,709.44	3,118,709.44
USD	FIXED	3.00	—	1983	2024	2,944,145.46	2,944,145.46	987,455.07	987,455.07
USD	FIXED	3.00	—	1983	2024	2,454,752.10	2,454,752.10	773,961.33	773,961.33
USD	FIXED	3.00	—	1983	2024	4,000,000.00	4,000,000.00	1,179,537.33	1,179,537.33
USD	FIXED	3.00	—	1983	2025	3,888,752.52	3,888,752.52	1,381,300.68	1,381,300.68
USD	FIXED	3.00	—	1983	2024	1,308,344.76	1,308,344.76	412,509.72	412,509.72
USD	FIXED	3.00	—	1983	2024	6,300,771.48	6,300,771.48	2,113,253.38	2,113,253.38
USD	FIXED	3.00	—	1983	2026	2,254,774.76	2,254,774.76	930,971.11	930,971.11
USD	FIXED	3.00	—	1984	2026	2,100,000.00	2,100,000.00	827,286.95	827,286.95
USD	FIXED	3.00	—	1984	2028	1,170,000.00	1,170,000.00	547,622.79	547,622.79
USD	FIXED	3.00	—	1984	2025	4,244,083.29	4,244,083.29	1,423,448.76	1,423,448.76
USD	FIXED	3.00	—	1984	2025	14,211,986.92	14,211,986.92	5,048,154.85	5,048,154.85
USD	FIXED	3.00	—	1984	2025	4,371,308.92	4,371,308.92	1,466,119.67	1,466,119.67
USD	FIXED	3.00	—	1984	2025	3,936,113.36	3,936,113.36	1,398,123.23	1,398,123.23
USD	FIXED	3.00	—	1984	2025	190,000.00	190,000.00	63,725.23	63,725.23
USD	FIXED	3.00	—	1984	2025	5,382,648.18	5,382,648.18	2,016,982.24	2,016,982.24
USD	FIXED	3.00	—	1984	2026	70,000.00	70,000.00	27,576.43	27,576.43
USD	FIXED	3.00	—	1984	2026	1,200,000.00	1,200,000.00	472,735.27	472,735.27
USD	FIXED	3.00	—	1984	2027	1,000,000.00	1,000,000.00	431,551.50	431,551.50
USD	FIXED	3.00	—	1984	2027	1,832,922.00	1,832,922.00	756,792.79	756,792.79
USD	FIXED	3.00	—	1985	2028	1,959,000.00	1,959,000.00	916,917.41	916,917.41
USD	FIXED	3.00	—	1985	2029	41,000.00	41,000.00	19,921.89	19,921.89
USD	FIXED	3.00	—	1985	2026	4,171,491.72	4,171,491.72	1,563,138.06	1,563,138.06
USD	FIXED	3.00	—	1985	2026	236,726.33	236,726.33	93,257.67	93,257.67
USD	FIXED	3.00	—	1985	2027	4,075,000.00	4,075,000.00	1,682,521.75	1,682,521.75

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	FIXED	3.00	—	1985	2027	2,368,361.35	2,368,361.35	1,065,617.27	1,065,617.27
USD	FIXED	3.00	—	1985	2027	31,812.36	31,812.36	14,313.50	14,313.50
USD	FIXED	3.00	—	1985	2026	3,364,173.60	3,364,173.60	1,325,302.99	1,325,302.99
USD	FIXED	3.00	—	1986	2030	1,717,011.62	1,717,011.62	952,413.49	952,413.49
USD	FIXED	3.00	—	1986	2027	3,322,901.37	3,322,901.37	1,434,003.19	1,434,003.19
USD	FIXED	3.00	—	1986	2026	1,751,927.71	1,751,927.71	723,351.67	723,351.67
USD	FIXED	3.00	—	1986	2028	2,125,851.34	2,125,851.34	956,502.58	956,502.58
USD	FIXED	3.00	—	1986	2028	696,000.00	696,000.00	338,187.47	338,187.47
USD	FIXED	3.00	—	1986	2030	530,451.46	530,451.46	285,317.54	285,317.54
USD	FIXED	3.00	—	1986	2026	980,434.21	980,434.21	404,810.58	404,810.58
USD	FIXED	3.00	—	1986	2027	196,750.33	196,750.33	84,908.10	84,908.10
USD	FIXED	3.00	—	1986	2028	100,000.00	100,000.00	46,805.65	46,805.65
USD	FIXED	3.00	—	1987	2027	1,775,032.25	1,775,032.25	766,018.64	766,018.64
USD	FIXED	3.00	—	1987	2020	28,145,215.18	28,145,215.18	3,247,524.74	3,247,524.74
USD	FIXED	3.00	—	1987	2029	602,842.71	602,842.71	292,922.04	292,922.04
USD	FIXED	3.00	—	1987	2028	7,967,453.98	7,967,453.98	3,871,396.16	3,871,396.16
USD	FIXED	3.00	—	1987	2028	1,229,291.00	1,229,291.00	572,540.75	572,540.75
USD	FIXED	3.00	—	1987	2030	1,772,055.62	1,772,055.62	953,147.62	953,147.62
USD	FIXED	3.00	—	1987	2031	1,215,946.77	1,215,946.77	674,476.35	674,476.35
USD	FIXED	3.00	—	1987	2028	51,760.06	51,760.06	25,150.51	25,150.51
USD	FIXED	3.00	—	1987	2029	585,448.98	585,448.98	284,470.37	284,470.37
USD	FIXED	3.00	—	1988	2020	13,440,456.60	13,440,456.60	2,067,762.46	2,067,762.46
USD	FIXED	3.00	—	1988	2021	320,000.00	320,000.00	61,468.73	61,468.73
USD	FIXED	3.00	—	1988	2021	13,498,690.51	13,498,690.51	2,076,721.49	2,076,721.49
USD	FIXED	3.00	—	1998	2028	23,144,879.93	23,144,879.93	10,682,252.27	10,682,252.27
USD	FIXED	3.00	—	2000	2021	30,110,604.00	30,110,604.00	9,264,801.30	9,264,801.30
USD	FIXED	3.00	—	2000	2021	31,020,258.14	31,020,258.14	9,544,694.84	9,544,694.84
USD	FIXED	3.00	—	2002	2023	37,248,966.66	37,248,966.66	22,349,382.41	22,349,382.41
USD	FIXED	3.00	—	2002	2023	40,365,251.55	40,365,251.55	24,219,148.52	24,219,148.52
USD	FIXED	3.00	—	2007	2022	215,591,695.42	215,591,695.42	119,773,164.13	119,773,164.13
USD	FIXED	3.00	—	2011	2027	68,724,795.00	68,724,795.00	50,221,968.00	50,221,968.00
USD	FIXED	3.00	—	2011	2020	25,956,194.65	25,956,194.65	2,692,390.94	2,692,390.94
USD	FIXED	3.00	—	2012	2027	56,251,831.86	56,251,831.86	49,220,352.87	49,220,352.87
USD	FIXED	3.00	—	2012	2028	92,999,886.66	92,999,886.66	84,693,920.33	84,693,920.33
USD	FIXED	3.00	—	2012	2028	122,429,913.50	122,429,913.50	64,788,781.43	64,788,781.43
USD	FIXED	3.00	0.20	2012	2028	132,189,694.53	132,189,694.53	83,836,268.63	83,836,268.63
USD	FIXED	3.00	0.20	2013	2026	116,999,053.39	116,999,053.39	105,299,148.05	105,299,148.05
USD	FIXED	3.00	0.20	2015	2031	53,405,755.75	53,405,755.75	4,129,153.88	4,129,153.88
USD	FIXED	3.00	0.20	2015	2031	198,772,234.89	198,772,234.89	26,788,938.92	26,788,938.92
USD	FIXED	3.00	0.20	2016	2032	78,099,963.04	78,099,963.04	8,047,652.65	8,047,652.65
USD	FIXED	3.00	0.20	2016	2032	219,398,580.06	219,398,580.06	18,487,782.15	18,487,782.15
USD	FIXED	3.17	—	2002	2023	103,597,572.22	103,597,572.22	62,158,544.17	62,158,544.17
USD	FIXED	3.31	—	2000	2021	103,930,586.08	103,930,586.08	31,978,641.94	31,978,641.94
USD	FIXED	3.34	—	1998	2020	47,441,078.37	47,441,078.37	6,325,477.09	6,325,477.09
USD	FIXED	3.34	—	1998	2020	52,676,184.61	52,676,184.61	7,023,491.29	7,023,491.29
USD	FIXED	3.40	0.25	2015	2026	45,000,000.00	45,000,000.00	45,000,000.00	45,000,000.00
USD	FIXED	3.40	0.25	2015	2026	200,000,000.00	200,000,000.00	200,000,000.00	200,000,000.00
USD	FIXED	3.47	0.25	2016	2028	220,000,000.00	220,000,000.00	220,000,000.00	220,000,000.00
USD	FIXED	3.50	—	1992	2017	49,999,762.00	49,999,762.00	1,351,345.24	1,351,345.24
USD	FIXED	3.50	—	1993	2018	9,500,000.00	9,500,000.00	513,513.75	513,513.75
USD	FIXED	3.50	—	1993	2018	14,417,830.17	14,417,830.17	779,342.37	779,342.37
USD	FIXED	3.50	—	1993	2018	16,141,687.99	16,141,687.99	872,523.94	872,523.94
USD	FIXED	3.50	—	1999	2024	29,997,556.36	29,997,556.36	11,350,426.88	11,350,426.88
USD	FIXED	3.50	—	1999	2024	36,862,932.00	36,862,932.00	13,948,136.65	13,948,136.65
USD	FIXED	3.50	—	1999	2024	16,367,091.06	16,367,091.06	6,635,307.24	6,635,307.24
USD	FIXED	3.50	—	2000	2025	25,801,356.59	25,801,356.59	11,854,677.39	11,854,677.39
USD	FIXED	3.50	—	2000	2025	18,000,000.00	18,000,000.00	8,270,270.40	8,270,270.40
USD	FIXED	3.50	—	2003	2028	10,199,208.00	10,199,208.00	6,340,048.22	6,340,048.22
USD	FIXED	3.50	0.25	2000	2017	2,670,000.00	2,670,000.00	68.96	68.96
USD	FIXED	3.71	—	2010	2025	300,000,000.00	300,000,000.00	240,000,000.00	240,000,000.00
USD	FIXED	3.77	—	2009	2024	300,000,000.00	300,000,000.00	210,000,000.00	210,000,000.00
USD	FIXED	3.90	—	2012	2032	29,999,128.00	29,999,128.00	29,999,128.00	29,999,128.00
USD	FIXED	3.90	0.25	2014	2025	200,000,000.00	200,000,000.00	188,236,000.00	188,236,000.00
USD	FIXED	4.88	—	2002	2021	3,612,250.00	3,612,250.00	1,608,173.66	1,608,173.66
USD	FIXED	4.88	—	2002	2021	6,503,500.00	6,503,500.00	2,895,358.20	2,895,358.20
USD	FIXED	4.88	—	2002	2021	7,736,823.62	7,736,823.62	3,444,433.86	3,444,433.86
USD	FIXED	4.88	—	2002	2021	8,402,393.59	8,402,393.59	3,740,745.65	3,740,745.65
USD	FIXED	5.30	—	2009	2024	42,500,000.00	42,500,000.00	27,625,000.00	27,625,000.00
USD	FIXED	5.30	—	2009	2024	47,685,000.00	47,685,000.00	33,379,500.00	33,379,500.00
USD	FIXED	5.30	—	2010	2025	47,600,000.00	47,600,000.00	35,700,000.00	35,700,000.00
USD	FIXED	5.30	—	2010	2025	2,550,000.00	2,550,000.00	1,912,500.00	1,912,500.00
USD	FIXED	5.30	—	2011	2026	45,900,000.00	45,900,000.00	39,015,000.00	39,015,000.00
USD	FIXED	5.30	—	2012	2027	96,900,000.00	96,900,000.00	96,900,000.00	96,900,000.00
USD	FIXED	6.65	—	1999	2029	11,000,000.00	11,000,000.00	8,198,527.02	8,198,527.02

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	FIXED	6.65	—	1999	2029	14,000,000.00	14,000,000.00	10,434,488.83	10,434,488.83
USD	FIXED	7.21	—	1993	2023	20,000,000.00	20,000,000.00	9,141,532.55	9,141,532.55
USD	FIXED	7.31	—	1995	2025	5,000,000.00	5,000,000.00	2,996,923.64	2,996,923.64
USD	FIXED	7.31	—	1995	2025	20,000,000.00	20,000,000.00	11,987,694.51	11,987,694.51
USD	FIXED	7.44	—	1994	2026	15,000,000.00	15,000,000.00	9,773,743.53	9,773,743.53
USD	FIXED	7.44	—	1994	2026	10,000,000.00	10,000,000.00	6,515,829.00	6,515,829.00
USD	FIXED	7.80	—	1992	2022	25,000,000.00	25,000,000.00	10,960,155.29	10,960,155.29
USD	FIXED	8.38	—	1994	2024	25,000,000.00	25,000,000.00	14,253,015.54	14,253,015.54
USD	FIXED	8.90	—	1991	2021	25,000,000.00	25,000,000.00	5,000,000.00	5,000,000.00
USD	FIXED	9.02	—	1989	2020	25,000,000.00	25,000,000.00	4,879,753.65	4,879,753.65
USD	FIXED	9.30	—	1990	2020	25,000,000.00	25,000,000.00	3,750,000.00	3,750,000.00
USD	LIBOR 6 MONTHS	1.80	0.13	2005	2018	29,749,989.46	29,749,989.46	2,158,234.54	2,158,234.54
USD	LIBOR 6 MONTHS	1.81	—	2002	2021	40,958,829.46	40,958,829.46	18,234,870.76	18,234,870.76
USD	LIBOR 6 MONTHS	1.91	—	2002	2021	119,126,030.97	119,126,030.97	53,034,908.97	53,034,908.97
USD	LIBOR 6 MONTHS	2.35	—	2013	2028	49,500,000.00	49,500,000.00	26,071,951.40	26,071,951.40
USD	LIBOR 6 MONTHS	3.50	0.30	2014	2028	20,000,000.00	20,000,000.00	1,082,318.92	1,082,318.92
USD	LIBOR 6 MTH	1.79	—	2002	2021	2,022,528.97	2,022,528.97	900,429.90	900,429.90
USD	LIBOR 6 MTH	1.93	—	2002	2021	5,744,421.36	5,744,421.36	2,557,416.41	2,557,416.41
USD	LIBOR 6 MTH	2.40	0.65	2011	2018	25,500,000.00	25,500,000.00	2,550,000.00	2,550,000.00
USD	NO INTEREST RATE	—	—	1988	2020	100,000,000.00	100,000,000.00	9,900,990.06	9,900,990.06
USD	NO INTEREST RATE	—	—	1998	2020	6,930,693.07	6,930,693.07	627,062.63	627,062.63
USD	NO INTEREST RATE	—	—	2014	2021	11,449,584.98	11,449,584.98	6,392,903.02	6,392,903.02
USD	NO INTEREST RATE	—	0.25	2011	2022	15,863,433.84	15,863,433.84	8,724,888.55	8,724,888.55
USD	US TREASURY 6 MTH	1.00	—	2002	2021	106,419,729.67	106,419,729.67	47,378,063.69	47,378,063.69
USD	US TREASURY 6 MTH	1.00	—	2002	2021	166,146,162.32	166,146,162.32	73,968,271.20	73,968,271.20

COMMERCIAL CREDIT
CHF	LIBOR 6 MONTHS	0.85	0.25	2010	2019	4,092,750.00	4,213,251.33	1,023,187.44	1,053,312.77
EUR	EURIBOR 6 MTH	1.25	0.60	2015	2024	17,311,440.00	20,394,613.62	8,030,880.00	9,461,182.59
EUR	EURIBOR 6 MTH	1.26	0.50	2011	2025	7,349,158.78	8,658,046.57	3,737,100.29	4,402,679.18
EUR	EURIBOR 6 MTH	1.45	0.80	2010	2018	9,807,591.00	11,554,326.45	2,124,837.45	2,503,271.76
EUR	EURIBOR 6 MTH	1.48	1.00	2010	2019	3,695,046.00	4,353,135.01	1,055,727.40	1,243,752.83
EUR	EURIBOR 6 MTH	2.53	0.80	2016	2022	4,851,290.00	5,715,306.47	2,778,570.00	3,273,434.31
EUR	EURIBOR 6 MTH	2.90	0.50	2015	2023	6,433,650.00	7,579,485.35	2,813,900.00	3,315,056.59
EUR	EURIBOR 6 MTH	2.93	0.55	2015	2023	21,650,868.50	25,506,895.88	1,764,891.18	2,079,218.93
EUR	EURIBOR 6 MTH	2.95	—	2016	2027	6,979,739.37	8,222,833.43	1,944,029.57	2,290,261.93
EUR	EURIBOR 6 MTH	3.08	1.35	2014	2021	13,623,393.79	16,049,725.07	426,674.00	502,664.79
EUR	EURIBOR 6 MTH	3.13	—	2013	2020	183,686,700.00	216,401,366.62	183,686,700.00	216,401,366.62
EUR	EURIBOR 6 MTH	3.19	0.90	2013	2020	214,863,498.48	253,130,764.00	124,951,388.31	147,205,275.02
EUR	EURIBOR 6 MTH	3.26	—	2013	2022	12,430,000.55	14,643,788.07	6,923,872.61	8,157,016.79
EUR	EURIBOR 6 MTH	3.33	1.30	2013	2021	12,895,668.04	15,192,391.11	4,049,713.03	4,770,968.36
EUR	FIXED	0.99	0.40	2016	2022	6,014,940.00	7,086,202.95	1,061,460.00	1,250,506.40
EUR	FIXED	1.95	0.50	2014	2021	49,547,538.00	58,371,972.15	44,520,386.72	52,449,483.43
EUR	FIXED	2.04	0.60	2013	2019	98,043,234.14	115,504,769.02	64,356,805.33	75,818,775.26
EUR	FIXED	2.70	0.65	2013	2021	119,328,023.33	140,580,386.74	71,020,309.98	83,669,052.45
EUR	FIXED	4.06	0.75	2010	2021	40,921,595.05	48,209,745.69	20,852,040.31	24,565,796.11
EUR	LIBOR 6 MTH	0.88	—	2002	2019	409,190.68	482,067.69	163,676.32	192,827.13

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
EUR	LIBOR 6 MTH	0.88	—	2002	2019	680,805.36	802,057.04	272,322.12	320,822.79
EUR	LIBOR 6 MTH	0.88	—	2002	2020	405,190.75	477,355.37	162,076.25	190,942.09
GBP	LIBOR 6 MONTHS	1.31	—	2002	2021	5,338,370.90	7,161,429.31	2,376,642.75	3,188,268.36
GBP	LIBOR 6 MONTHS	3.10	0.50	2014	2020	2,724,288.25	3,654,635.11	1,702,679.59	2,284,146.18
JPY	COMMERCIAL INTEREST REFERENCE RATE	2.20	0.20	2012	2025	2,064,733,000.00	18,333,641.50	136,330,400.00	1,210,535.54
USD	COMMERCIAL INTEREST REFERENCE RATE	2.35	0.20	2014	2020	25,500,000.00	25,500,000.00	15,300,000.00	15,300,000.00
USD	FIXED	0.05	—	2016	2041	36,443,330.00	36,443,330.00	7,747,814.77	7,747,814.77
USD	FIXED	0.88	0.30	2016	2022	27,212,750.00	27,212,750.00	12,356,375.00	12,356,375.00
USD	FIXED	1.87	0.50	2015	2021	51,000,000.00	51,000,000.00	34,673,312.11	34,673,312.11
USD	FIXED	2.50	0.50	2016	2022	8,500,000.00	8,500,000.00	3,371,812.22	3,371,812.22
USD	FIXED	2.58	0.20	2014	2020	42,500,000.00	42,500,000.00	28,333,328.00	28,333,328.00
USD	FIXED	2.63	0.50	2012	2023	61,183,800.00	61,183,800.00	38,520,345.95	38,520,345.95
USD	FIXED	2.64	0.90	2013	2019	79,808,484.29	79,808,484.29	39,904,242.13	39,904,242.13
USD	FIXED	3.00	0.20	2014	2030	240,983,647.00	240,983,647.00	103,982,469.02	103,982,469.02
USD	FIXED	3.00	0.20	2014	2030	373,009,532.12	373,009,532.12	55,405,883.59	55,405,883.59
USD	FIXED	3.59	0.50	2010	2017	10,625,000.00	10,625,000.00	1,062,500.00	1,062,500.00
USD	FIXED	3.59	0.50	2010	2018	5,095,715.15	5,095,715.15	1,019,142.99	1,019,142.99
USD	LIBOR 3 MONTHS	3.55	0.25	2013	2024	144,499,796.00	144,499,796.00	99,067,099.26	99,067,099.26
USD	LIBOR 6 MONTHS	1.60	0.90	2016	2022	16,978,750.00	16,978,750.00	7,066,852.19	7,066,852.19
USD	LIBOR 6 MONTHS	1.84	0.13	2008	2021	3,399,999.87	3,399,999.87	1,409,256.96	1,409,256.96
USD	LIBOR 6 MONTHS	2.07	0.35	2014	2024	119,000,000.00	119,000,000.00	30,411,350.49	30,411,350.49
USD	LIBOR 6 MONTHS	2.07	0.75	2012	2019	399,500,000.00	399,500,000.00	249,687,500.00	249,687,500.00
USD	LIBOR 6 MONTHS	2.30	—	2002	2019	9,777,985.50	9,777,985.50	3,128,955.22	3,128,955.22
USD	LIBOR 6 MONTHS	2.66	0.40	2015	2020	8,060,713.20	8,060,713.20	6,045,534.90	6,045,534.90
USD	LIBOR 6 MONTHS	2.83	0.90	2016	2022	21,245,920.00	21,245,920.00	4,451,256.29	4,451,256.29
USD	LIBOR 6 MONTHS	2.85	0.50	2016	2022	8,499,445.38	8,499,445.38	3,295,666.14	3,295,666.14
USD	LIBOR 6 MONTHS	2.94	0.50	2015	2020	8,401,427.20	8,401,427.20	7,351,248.80	7,351,248.80
USD	LIBOR 6 MONTHS	2.95	0.50	2015	2021	8,499,684.92	8,499,684.92	7,483,655.78	7,483,655.78
USD	LIBOR 6 MONTHS	3.03	0.90	2015	2021	16,998,746.25	16,998,746.25	16,824,770.97	16,824,770.97
USD	LIBOR 6 MONTHS	3.11	0.60	2013	2020	13,600,000.00	13,600,000.00	6,800,000.00	6,800,000.00
USD	LIBOR 6 MONTHS	3.13	0.25	2011	2018	9,520,000.00	9,520,000.00	2,380,000.00	2,380,000.00
USD	LIBOR 6 MONTHS	3.13	0.25	2011	2018	3,060,000.00	3,060,000.00	115,000.00	115,000.00
USD	LIBOR 6 MONTHS	3.17	0.50	2012	2018	5,057,500.00	5,057,500.00	1,685,833.32	1,685,833.32
USD	LIBOR 6 MONTHS	3.20	0.50	2016	2023	16,888,318.97	16,888,318.97	12,460,686.01	12,460,686.01
USD	LIBOR 6 MONTHS	3.23	0.50	2010	2020	11,441,362.42	11,441,362.42	8,581,021.82	8,581,021.82
USD	LIBOR 6 MONTHS	3.23	0.50	2014	2023	29,750,000.00	29,750,000.00	8,886,574.63	8,886,574.63
USD	LIBOR 6 MONTHS	3.41	—	2016	2023	25,436,250.00	25,436,250.00	17,955,000.00	17,955,000.00
USD	LIBOR 6 MONTHS	3.64	—	2013	2020	42,500,000.00	42,500,000.00	37,187,500.00	37,187,500.00
USD	LIBOR 6 MONTHS	3.82	0.50	2012	2021	5,948,900.35	5,948,900.35	4,164,230.23	4,164,230.23
USD	LIBOR 6 MONTHS	3.92	0.50	2016	2022	13,982,500.00	13,982,500.00	5,635,000.00	5,635,000.00
USD	LIBOR 6 MONTHS	3.94	0.90	2014	2021	50,896,686.75	50,896,686.75	21,705,939.93	21,705,939.93

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	LIBOR 6 MONTHS	4.05	0.25	2015	2022	19,118,822.20	19,118,822.20	4,498,546.40	4,498,546.40
USD	LIBOR 6 MONTHS	4.09	0.50	2015	2022	38,867,100.00	38,867,100.00	22,957,500.00	22,957,500.00
USD	LIBOR 6 MONTHS	4.16	0.50	2016	2022	12,716,963.90	12,716,963.90	5,674,818.30	5,674,818.30
USD	LIBOR 6 MONTHS	4.17	0.50	2012	2019	119,212,500.00	119,212,500.00	78,822,126.90	78,822,126.90
USD	LIBOR 6 MONTHS	4.17	0.50	2013	2019	39,737,500.00	39,737,500.00	26,094,246.99	26,094,246.99
USD	LIBOR 6 MONTHS	4.18	0.90	2014	2020	12,605,457.50	12,605,457.50	11,029,775.31	11,029,775.31
USD	LIBOR 6 MONTHS	4.19	0.50	2016	2022	25,425,200.00	25,425,200.00	23,611,500.00	23,611,500.00
USD	LIBOR 6 MONTHS	4.20	0.50	2015	2021	2,549,966.00	2,549,966.00	2,549,966.00	2,549,966.00
USD	LIBOR 6 MONTHS	4.22	0.50	2015	2021	15,253,990.45	15,253,990.45	15,253,990.45	15,253,990.45
USD	LIBOR 6 MONTHS	4.22	0.50	2015	2020	5,081,832.95	5,081,832.95	3,811,374.71	3,811,374.71
USD	LIBOR 6 MONTHS	4.25	—	2015	2021	21,250,000.00	21,250,000.00	18,750,000.00	18,750,000.00
USD	LIBOR 6 MONTHS	4.26	0.50	2012	2020	3,399,695.10	3,399,695.10	2,549,771.31	2,549,771.31
USD	LIBOR 6 MONTHS	4.27	0.50	2012	2018	2,549,938.80	2,549,938.80	637,484.70	637,484.70
USD	LIBOR 6 MONTHS	4.27	0.50	2013	2017	2,762,650.00	2,762,650.00	460,441.65	460,441.65
USD	LIBOR 6 MONTHS	4.29	0.50	2012	2017	8,482,881.85	8,482,881.85	1,060,360.24	1,060,360.24
USD	LIBOR 6 MONTHS	4.29	0.50	2012	2017	9,344,582.77	9,344,582.77	1,168,072.82	1,168,072.82
USD	LIBOR 6 MONTHS	4.30	0.50	2013	2020	53,007,081.00	53,007,081.00	39,755,310.74	39,755,310.74
USD	LIBOR 6 MONTHS	4.30	0.50	2015	2020	5,099,997.91	5,099,997.91	5,099,997.91	5,099,997.91
USD	LIBOR 6 MONTHS	4.30	0.50	2012	2018	2,547,429.60	2,547,429.60	636,857.40	636,857.40
USD	LIBOR 6 MONTHS	4.31	0.50	2012	2019	9,349,625.15	9,349,625.15	4,674,812.59	4,674,812.59
USD	LIBOR 6 MONTHS	4.31	0.50	2012	2020	9,349,987.52	9,349,987.52	5,843,742.20	5,843,742.20
USD	LIBOR 6 MONTHS	4.33	0.50	2012	2020	12,324,003.63	12,324,003.63	9,243,002.73	9,243,002.73
USD	LIBOR 6 MONTHS	4.39	—	2015	2021	6,375,000.00	6,375,000.00	5,622,500.00	5,622,500.00
USD	LIBOR 6 MONTHS	4.39	—	2015	2021	12,069,150.00	12,069,150.00	10,376,750.00	10,376,750.00
USD	LIBOR 6 MONTHS	4.42	—	2013	2017	29,748,300.00	29,748,300.00	4,958,050.00	4,958,050.00
USD	LIBOR 6 MONTHS	4.43	0.40	2012	2018	15,299,468.75	15,299,468.75	6,119,787.50	6,119,787.50
USD	LIBOR 6 MONTHS	4.61	—	2012	2020	55,233,000.00	55,233,000.00	27,633,000.00	27,633,000.00
USD	LIBOR 6 MONTHS	4.68	—	2012	2021	121,549,234.57	121,549,234.57	99,095,534.04	99,095,534.04
USD	LIBOR 6 MONTHS	4.68	—	2010	2020	120,699,998.73	120,699,998.73	107,289,998.72	107,289,998.72
USD	LIBOR 6 MONTHS	4.70	—	2010	2017	67,998,533.75	67,998,533.75	11,348,533.75	11,348,533.75
USD	LIBOR 6 MONTHS	4.71	0.50	2012	2022	54,162,498.25	54,162,498.25	42,410,165.48	42,410,165.48
USD	LIBOR 6 MONTHS	4.80	—	2013	2020	344,228,631.00	344,228,631.00	301,199,494.31	301,199,494.31
USD	LIBOR 6 MONTHS	5.30	—	2013	2019	327,250,000.00	327,250,000.00	163,625,000.00	163,625,000.00
USD	LIBOR 6 MTH	1.88	—	2002	2020	499,342.36	499,342.36	199,736.92	199,736.92
USD	LIBOR 6 MTH	4.40	0.50	2015	2021	7,649,872.50	7,649,872.50	6,693,638.44	6,693,638.44
USD	LIBOR 6 MTH	4.40	0.50	2015	2021	5,950,000.00	5,950,000.00	5,206,250.00	5,206,250.00
USD	LIBOR 6 MTH	5.14	0.75	2014	2020	15,966,400.00	15,966,400.00	13,970,600.00	13,970,600.00

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
EXPORT CREDIT
AUD	NO INTEREST RATE	0	—	2006	2046	197,505,698.83	154,844,497.16	191,580,527.26	150,199,161.77
CHF	FIXED	0.5	—	2002	2021	4,172,638.94	4,295,492.42	1,857,658.93	1,912,353.30
CHF	FIXED	0.5	—	2002	2021	8,378,031.74	8,624,703.05	3,729,899.73	3,839,717.80
CHF	FIXED	0.5	—	2002	2021	45,783,481.97	47,131,468.21	20,382,806.08	20,982,929.55
CHF	FIXED	0.5	—	2002	2021	78,691,638.63	81,008,527.64	35,033,517.59	36,064,996.58
CHF	LIBOR 6 MONTHS	0.5	0.15	2008	2017	9,204,820.00	9,475,834.13	575,301.25	592,239.63
CHF	LIBOR 6 MONTHS	0.85	0.25	2012	2021	11,139,490.55	11,467,466.48	6,265,963.43	6,450,449.89
EUR	COMMERCIAL INTEREST REFERENCE RATE	5.23	—	2007	2020	10,198,683.37	12,015,072.51	2,555,748.97	3,010,928.77
EUR	EURIBOR 6 MTH	0.263	0.15	2005	2019	315,693,445.22	371,918,560.13	47,354,016.80	55,787,784.04
EUR	EURIBOR 6 MTH	0.28	—	2006	2018	22,358,034.73	26,340,008.67	3,353,705.21	3,951,001.30
EUR	EURIBOR 6 MTH	0.377	0.15	2004	2017	307,100,397.44	361,795,087.48	15,355,019.91	18,089,754.42
EUR	EURIBOR 6 MTH	0.5	—	2002	2021	509,119.35	599,793.69	226,659.93	267,028.14
EUR	EURIBOR 6 MTH	0.5	—	2002	2021	1,226,604.22	1,445,062.87	546,083.70	643,341.40
EUR	EURIBOR 6 MTH	0.5	—	2002	2021	5,406,289.32	6,369,151.37	2,406,879.99	2,835,546.17
EUR	EURIBOR 6 MTH	0.563	—	2000	2021	38,589,509.76	45,462,315.18	11,873,695.35	13,988,404.72
EUR	EURIBOR 6 MTH	0.563	—	2002	2021	39,672,494.44	46,738,179.81	17,662,194.51	20,807,837.63
EUR	EURIBOR 6 MTH	0.646	0.40	2007	2018	31,693,100.00	37,337,652.39	6,985,751.06	8,229,915.81
EUR	EURIBOR 6 MTH	0.688	—	2002	2019	2,413,006.65	2,842,763.99	579,121.60	682,263.36
EUR	EURIBOR 6 MTH	1.65	—	2010	2019	13,490,503.00	15,893,166.38	4,734,934.79	5,578,228.36
EUR	EURIBOR 6 MTH	1.927	1.00	2012	2025	148,802,418.65	175,304,182.35	139,502,267.48	164,347,670.95
EUR	EURIBOR 6 MTH	1.93	1.00	2013	2026	147,441,457.30	173,700,833.30	138,768,430.40	163,483,137.22
EUR	FIXED	0.2	—	2007	2021	1,300,000.00	1,531,530.46	841,441.00	991,301.94
EUR	FIXED	0.99	0.30	2015	2023	91,036,314.00	107,249,913.91	58,213,757.13	68,581,647.99
EUR	FIXED	2	—	1998	2019	28,942,132.31	34,096,736.37	3,858,951.07	4,546,231.63
EUR	FIXED	3.5	0.25	2002	2019	18,151,208.65	21,383,945.37	2,420,161.11	2,851,192.66
EUR	FIXED	4.46	0.25	2006	2021	59,069,277.34	69,589,536.65	17,228,539.18	20,296,948.14
EUR	FIXED	4.64	0.25	2007	2018	40,062,200.00	47,197,292.07	2,861,585.64	3,371,235.06
EUR	FIXED	4.76	0.30	2004	2018	20,589,672.42	24,256,700.40	1,715,806.86	2,021,392.67
EUR	FIXED	4.86	0.25	2003	2018	25,894,769.10	30,506,636.69	1,722,223.00	2,028,951.53
EUR	FIXED	5	—	2002	2021	82,107,476.47	96,730,847.24	36,554,248.27	43,064,572.89
EUR	FIXED	5.1	—	2002	2021	159,331,439.61	187,708,425.69	70,934,356.92	83,567,791.12
EUR	FIXED	5.32	0.30	2004	2017	7,998,204.11	9,422,687.11	333,258.61	392,612.09
EUR	FIXED	5.55	—	2008	2018	6,888,831.50	8,115,734.84	984,118.82	1,159,390.73
EUR	FIXED	5.89	0.70	2000	2020	48,298,129.20	56,900,043.19	6,760,136.30	7,964,118.98
EUR	FIXED	7.9	—	1995	2025	46,699,076.98	55,016,199.20	11,958,466.63	14,088,273.79
GBP	FIXED	3.343	—	1994	2019	45,804,271.04	61,446,470.34	6,357,392.04	8,528,447.08
GBP	FIXED	3.343	—	1995	2020	4,239,200.23	5,686,890.88	703,760.23	944,094.97
GBP	FIXED	3.343	—	1995	2020	14,764,600.00	19,806,724.03	2,460,761.00	3,301,113.07
GBP	FIXED	3.343	—	1996	2021	10,550,477.98	14,153,475.59	2,212,693.98	2,968,330.94
JPY	FIXED	2.5	—	1991	2018	8,732,774,799.00	77,542,017.51	301,130,165.00	2,673,862.67
JPY	FIXED	3.29	0.20	2010	2020	3,890,538,100.00	34,545,740.66	1,193,045,100.00	10,593,554.30
JPY	FIXED	3.46	0.20	2010	2020	1,224,793,547.00	10,875,462.25	328,535,547.00	2,917,206.70
JPY	FIXED	3.53	0.20	2008	2020	7,262,816,318.00	64,489,631.65	2,154,874,318.00	19,134,044.56
JPY	FIXED	3.96	0.20	2008	2020	10,335,280,524.00	91,771,346.66	2,419,585,524.00	21,484,527.81
JPY	FIXED	4	0.20	2004	2019	2,730,346,437.00	24,243,905.99	341,281,437.00	3,030,382.87
JPY	FIXED	4.02	0.20	2004	2018	1,453,404,590.00	12,905,396.83	179,142,590.00	1,590,683.16
JPY	FIXED	4.47	0.20	2004	2018	22,151,031,450.00	196,688,418.99	2,515,119,450.00	22,332,814.13
JPY	JAPAN PRIME RATE	0.399	—	2002	2021	18,002,459,199.00	159,851,483.47	8,014,695,593.00	71,165,887.17
JPY	LIBOR 6 MONTHS	0.505	—	2002	2021	40,560,049,328.00	360,149,909.69	18,057,333,978.00	160,338,739.95
JPY	LIBOR 6 MONTHS	0.505	—	2002	2021	50,096,017,045.00	444,823,818.35	22,302,746,808.00	198,035,564.10

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	EURIBOR 6 MTH	2.188	—	2002	2019	16,292,727.28	16,292,727.28	3,910,254.59	3,910,254.59
USD	FIXED	0.6	—	1998	2019	492,891.95	492,891.95	65,719.01	65,719.01
USD	FIXED	1.57	0.50	2010	2017	2,549,988.24	2,549,988.24	424,998.04	424,998.04
USD	FIXED	1.98	0.50	2015	2020	5,100,000.00	5,100,000.00	5,100,000.00	5,100,000.00
USD	FIXED	2.09	0.50	2014	2020	9,775,000.00	9,775,000.00	6,109,375.00	6,109,375.00
USD	FIXED	2.09	0.50	2014	2020	15,300,000.00	15,300,000.00	9,562,500.00	9,562,500.00
USD	FIXED	2.32	0.50	2010	2018	7,649,405.47	7,649,405.47	1,529,881.15	1,529,881.15
USD	FIXED	2.32	0.50	2010	2018	16,574,253.78	16,574,253.78	3,314,850.82	3,314,850.82
USD	FIXED	2.75	—	1995	2020	15,997,162.41	15,997,162.41	2,221,828.19	2,221,828.19
USD	FIXED	2.93	0.60	2015	2021	60,826,000.00	60,826,000.00	47,710,250.00	47,710,250.00
USD	FIXED	2.95	—	1999	2024	4,757,040.00	4,757,040.00	1,849,960.00	1,849,960.00
USD	FIXED	2.98	—	1992	2018	25,227,367.01	25,227,367.01	1,442,425.30	1,442,425.30
USD	FIXED	3	—	2003	2020	183,544,240.26	183,544,240.26	48,301,115.88	48,301,115.88
USD	FIXED	3	—	2004	2020	221,778,501.80	221,778,501.80	60,485,045.80	60,485,045.80
USD	FIXED	3.1	0.50	2010	2022	85,000,000.00	85,000,000.00	42,500,000.00	42,500,000.00
USD	FIXED	3.11	0.30	2009	2018	55,180,494.00	55,180,494.00	16,554,148.20	16,554,148.20
USD	FIXED	3.3	0.50	1995	2020	19,675,009.38	19,675,009.38	3,279,168.48	3,279,168.48
USD	FIXED	3.47	—	2002	2032	4,221,496.00	4,221,496.00	3,078,174.14	3,078,174.14
USD	FIXED	3.47	—	2002	2028	49,578,503.73	49,578,503.73	30,297,974.49	30,297,974.49
USD	FIXED	3.5	—	1993	2018	21,704,988.54	21,704,988.54	1,205,832.64	1,205,832.64
USD	FIXED	3.5	—	1993	2018	79,373,378.94	79,373,378.94	4,409,632.22	4,409,632.22
USD	FIXED	3.5	—	1994	2018	9,307,530.17	9,307,530.17	273,750.80	273,750.80
USD	FIXED	3.5	—	1994	2019	32,731,188.98	32,731,188.98	3,636,798.86	3,636,798.86
USD	FIXED	3.5	—	1994	2019	61,182,249.28	61,182,249.28	6,798,027.84	6,798,027.84
USD	FIXED	3.5	—	1995	2020	50,487,396.45	50,487,396.45	8,414,566.05	8,414,566.05
USD	FIXED	3.5	—	1995	2020	59,280,827.40	59,280,827.40	9,880,137.90	9,880,137.90
USD	FIXED	3.5	—	1995	2020	20,120,470.33	20,120,470.33	3,353,411.83	3,353,411.83
USD	FIXED	3.5	—	1995	2020	13,287,957.55	13,287,957.55	2,583,769.58	2,583,769.58
USD	FIXED	3.5	—	1995	2020	48,142,346.06	48,142,346.06	9,361,011.46	9,361,011.46
USD	FIXED	3.5	—	1995	2021	3,533,941.43	3,533,941.43	785,320.31	785,320.31
USD	FIXED	3.5	—	1996	2020	18,442,939.82	18,442,939.82	3,073,823.12	3,073,823.12
USD	FIXED	3.5	—	1996	2021	15,909,792.29	15,909,792.29	3,093,570.86	3,093,570.86
USD	FIXED	3.5	—	1996	2021	27,832,921.35	27,832,921.35	5,411,957.05	5,411,957.05
USD	FIXED	3.5	—	1996	2019	43,870,987.96	43,870,987.96	6,093,192.91	6,093,192.91
USD	FIXED	3.5	—	1996	2021	35,929,415.00	35,929,415.00	8,982,353.63	8,982,353.63
USD	FIXED	3.5	—	1996	2021	22,901,055.96	22,901,055.96	5,725,264.08	5,725,264.08
USD	FIXED	3.5	—	1997	2022	30,370,120.17	30,370,120.17	8,436,144.73	8,436,144.73
USD	FIXED	3.5	—	1997	2022	20,107,934.10	20,107,934.10	5,026,983.66	5,026,983.66
USD	FIXED	3.5	—	1997	2022	26,000,234.77	26,000,234.77	7,222,287.53	7,222,287.53
USD	FIXED	3.5	—	1997	2022	17,998,085.00	17,998,085.00	5,499,414.88	5,499,414.88
USD	FIXED	3.5	—	1998	2019	5,582,294.70	5,582,294.70	744,305.96	744,305.96
USD	FIXED	3.58	0.50	2012	2024	339,999,999.15	339,999,999.15	237,999,999.15	237,999,999.15
USD	FIXED	3.625	—	2002	2021	3,069,893.30	3,069,893.30	1,366,716.52	1,366,716.52
USD	FIXED	3.94	0.50	1999	2023	20,134,101.99	20,134,101.99	6,711,367.35	6,711,367.35
USD	FIXED	3.98	0.50	2012	2023	917,999,150.00	917,999,150.00	722,743,469.33	722,743,469.33
USD	FIXED	4.81	0.25	2004	2018	6,871,632.07	6,871,632.07	572,600.19	572,600.19
USD	FIXED	5	—	2002	2021	5,189,532.86	5,189,532.86	2,310,379.16	2,310,379.16
USD	FIXED	5	—	2002	2021	22,504,820.79	22,504,820.79	10,019,146.41	10,019,146.41
USD	FIXED	5.3	—	2011	2026	4,242,605.00	4,242,605.00	3,606,214.25	3,606,214.25
USD	FIXED	5.86	—	2002	2021	1,612,031.35	1,612,031.35	717,676.34	717,676.34
USD	FIXED	5.86	—	2002	2021	1,670,681.03	1,670,681.03	743,787.20	743,787.20
USD	FIXED	5.86	—	2002	2021	3,186,723.90	3,186,723.90	1,418,729.46	1,418,729.46
USD	FIXED	5.86	—	2002	2021	12,143,884.77	12,143,884.77	5,406,457.52	5,406,457.52
USD	FIXED	6.5	—	1985	2017	14,211,528.50	14,211,528.50	105,278.50	105,278.50
USD	LIBOR 6 MONTHS	1.75	—	2002	2021	38,442,110.74	38,442,110.74	17,114,428.05	17,114,428.05
USD	LIBOR 6 MONTHS	1.793	—	2002	2021	26,346,013.16	26,346,013.16	11,729,245.25	11,729,245.25
USD	LIBOR 6 MONTHS	1.793	—	2002	2021	37,653,578.29	37,653,578.29	16,763,373.26	16,763,373.26
USD	LIBOR 6 MONTHS	1.798	0.13	2004	2018	24,480,000.00	24,480,000.00	291,766.32	291,766.32
USD	LIBOR 6 MONTHS	1.798	0.13	2007	2022	29,749,989.46	29,749,989.46	10,791,172.72	10,791,172.72
USD	LIBOR 6 MONTHS	1.813	—	2000	2021	27,355,355.08	27,355,355.08	5,853,066.24	5,853,066.24
USD	LIBOR 6 MONTHS	1.813	—	2002	2021	12,019,487.33	12,019,487.33	5,351,075.25	5,351,075.25
USD	LIBOR 6 MONTHS	1.813	—	2002	2021	21,188,177.30	21,188,177.30	9,432,976.50	9,432,976.50
USD	LIBOR 6 MONTHS	1.813	—	2002	2021	73,722,259.75	73,722,259.75	32,821,150.01	32,821,150.01

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	COMMITMENT CHARGE	ISSUE DATE	MATURITY DATE	ORIGINAL AMOUNT		OUTSTANDING BALANCE
						(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
USD	LIBOR 6 MONTHS	1.924	—	2002	2021	86,519,017.78	86,519,017.78	38,518,268.60	38,518,268.60
USD	LIBOR 6 MONTHS	1.938	—	2002	2021	68,810,797.07	68,810,797.07	30,634,566.80	30,634,566.80
USD	LIBOR 6 MONTHS	2.014	0.20	2008	2019	67,575,000.00	67,575,000.00	14,116,071.36	14,116,071.36
USD	LIBOR 6 MONTHS	2.082	0.75	2011	2018	5,949,985.76	5,949,985.76	1,487,496.44	1,487,496.44
USD	LIBOR 6 MONTHS	2.191	0.30	2016	2022	15,287,250.00	15,287,250.00	7,643,625.00	7,643,625.00
USD	LIBOR 6 MONTHS	2.285	—	2002	2019	2,562,000.00	2,562,000.00	1,024,800.00	1,024,800.00
USD	LIBOR 6 MONTHS	3.971	1.00	2009	2017	30,174,563.88	30,174,563.88	3,134,325.83	3,134,325.83
USD	LIBOR 6 MONTHS	4.282	0.75	2013	2019	3,382,925.63	3,382,925.63	2,706,340.50	2,706,340.50
USD	LIBOR 6 MONTHS	4.582	0.50	2012	2018	2,550,000.00	2,550,000.00	364,285.74	364,285.74
USD	LIBOR 6 MTH	1.793	—	2002	2021	12,288,890.02	12,288,890.02	5,469,785.01	5,469,785.01

TOTAL MULTILATERAL						USD	39,550,852,908.65	USD	27,690,003,062.65

TOTAL BILATERAL						USD	44,431,865,247.45	USD	20,566,811,389.45

TOTAL EXPORT CREDIT						USD	7,325,808,864.82	USD	3,072,428,472.78

TOTAL COMMERCIAL BANKS						USD	4,581,803,073.16	USD	2,674,190,515.43

GRAND TOTAL						USD	95,890,330,094.08	USD	53,980,433,440.30

Domestic Loans of the Republic of Indonesia as of September 30, 2017

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	YEAR OF CONTRACT	YEAR OF MATURITY	ORIGINAL AMOUNT		OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
COMMERCIAL CREDIT
IDR	JIBOR 3 MONTHS	8.006	2010	2018	2,985,000,000.00	221,242.22	639,642,854.00	47,409.05
IDR	JIBOR 3 MONTHS	8.006	2010	2018	6,121,479,108.00	453,711.76	1,311,745,520.00	97,223.95
IDR	JIBOR 3 MONTHS	8.006	2010	2018	13,497,000,000.00	1,000,370.59	2,892,214,281.00	214,365.13
IDR	JIBOR 3 MONTHS	8.006	2010	2018	20,664,795,000.00	1,531,633.19	4,428,170,354.00	328,207.11
IDR	JIBOR 3 MONTHS	8.006	2010	2018	179,335,204,000.00	13,291,965.91	38,428,972,281.00	2,848,278.41
IDR	JIBOR 3 MONTHS	8.006	2010	2018	4,039,163,740.00	299,374.72	865,535,084.00	64,151.73
IDR	JIBOR 3 MONTHS	8.006	2010	2018	7,063,996,200.00	523,569.24	1,513,713,473.00	112,193.41
IDR	JIBOR 3 MONTHS	8.006	2010	2018	18,359,810,000.00	1,360,792.32	3,934,245,000.00	291,598.35
IDR	JIBOR 3 MONTHS	8.006	2010	2018	20,077,372,120.00	1,488,094.58	4,302,294,032.00	318,877.41
IDR	JIBOR 3 MONTHS	8.006	2010	2018	20,261,019,988.00	1,501,706.20	4,341,647,145.00	321,794.19
IDR	JIBOR 3 MONTHS	8.006	2010	2018	21,015,746,169.00	1,557,644.99	4,503,374,183.00	333,781.07
IDR	JIBOR 3 MONTHS	8.006	2010	2018	23,055,899,126.00	1,708,857.04	4,940,549,819.00	366,183.65
IDR	JIBOR 3 MONTHS	8.006	2010	2018	23,925,999,708.00	1,773,347.15	5,126,999,939.00	380,002.96
IDR	JIBOR 3 MONTHS	8.006	2010	2018	29,085,000,000.00	2,155,721.91	6,232,500,000.00	461,940.41
IDR	JIBOR 3 MONTHS	8.588	2010	2018	7,499,900,000.00	555,877.56	1,607,121,438.00	119,116.62
IDR	JIBOR 3 MONTHS	8.588	2010	2018	12,500,000,000.00	926,474.95	2,678,571,438.00	198,530.35
IDR	JIBOR 3 MONTHS	8.588	2010	2018	24,997,160,000.00	1,852,739.40	5,356,534,292.00	397,015.59
IDR	JIBOR 3 MONTHS	8.588	2010	2018	26,869,054,400.00	1,991,480.46	5,757,654,266.00	426,745.79
IDR	JIBOR 3 MONTHS	8.588	2010	2018	36,300,000,000.00	2,690,483.25	7,778,571,438.00	576,532.13
IDR	JIBOR 3 MONTHS	8.588	2010	2018	74,999,815,000.00	5,558,835.98	16,071,388,938.00	1,191,179.14
IDR	JIBOR 3 MONTHS	8.588	2010	2018	19,999,331,600.00	1,482,310.38	4,285,571,065.00	317,637.94
IDR	JIBOR 3 MONTHS	8.588	2010	2018	37,345,000,000.00	2,767,936.55	8,002,500,000.00	593,129.26
IDR	JIBOR 3 MONTHS	8.588	2010	2018	49,352,000,000.00	3,657,871.33	10,575,428,573.00	783,829.57
IDR	JIBOR 3 MONTHS	8.588	2010	2018	49,455,000,000.00	3,665,505.48	10,597,500,000.00	785,465.46
IDR	JIBOR 3 MONTHS	8.588	2010	2018	49,999,974,700.00	3,705,897.92	10,714,280,296.00	794,120.98
IDR	JIBOR 3 MONTHS	8.588	2010	2018	32,000,354,072.00	2,371,802.11	6,857,218,736.00	508,243.31
IDR	JIBOR 3 MONTHS	8.588	2010	2018	32,369,999,350.00	2,399,199.48	6,936,428,440.00	514,114.17
IDR	JIBOR 3 MONTHS	8.588	2010	2018	41,623,305,258.00	3,085,035.97	8,919,279,706.00	661,079.14
IDR	JIBOR 3 MONTHS	8.588	2010	2018	3,997,500,000.00	296,286.69	856,607,146.00	63,490.00
IDR	JIBOR 3 MONTHS	8.588	2010	2018	9,996,499,260.00	740,920.49	2,142,106,989.00	158,768.68
IDR	JIBOR 3 MONTHS	8.588	2011	2018	90,000,000,000.00	6,670,619.63	19,285,714,292.00	1,429,418.49
IDR	JIBOR 6 MONTHS	7.597	2016	2024	9,000,000,000.00	667,061.96	1,800,000,000.00	133,412.39
IDR	JIBOR 6 MONTHS	7.597	2016	2024	9,986,250,000.00	740,160.84	8,987,625,000.00	666,144.75
IDR	JIBOR 6 MONTHS	7.597	2016	2024	10,000,000,000.00	741,179.96	2,000,000,000.00	148,235.99
IDR	JIBOR 6 MONTHS	7.597	2016	2024	10,100,000,000.00	748,591.76	2,020,000,000.00	149,718.35
IDR	JIBOR 6 MONTHS	7.597	2016	2024	14,991,429,600.00	1,111,134.72	2,998,285,920.00	222,226.94
IDR	JIBOR 6 MONTHS	7.597	2016	2024	19,999,980,000.00	1,482,358.43	17,999,982,000.00	1,334,122.59
IDR	JIBOR 6 MONTHS	7.597	2016	2024	20,000,000,000.00	1,482,359.92	13,000,000,000.00	963,533.95
IDR	JIBOR 6 MONTHS	7.597	2016	2024	27,975,075,000.00	2,073,456.49	22,380,060,000.00	1,658,765.19
IDR	JIBOR 6 MONTHS	7.597	2016	2024	30,000,000,000.00	2,223,539.88	6,000,000,000.00	444,707.98
IDR	JIBOR 6 MONTHS	7.597	2016	2024	49,000,000,000.00	3,631,781.80	9,800,000,000.00	726,356.36
IDR	JIBOR 6 MONTHS	7.597	2016	2024	59,000,000,000.00	4,372,961.76	11,800,000,000.00	874,592.35
IDR	JIBOR 6 MONTHS	7.597	2016	2024	88,000,000,000.00	6,522,383.63	17,600,000,000.00	1,304,476.73
IDR	JIBOR 6 MONTHS	7.597	2016	2024	379,986,300,000.00	28,163,823.01	75,997,260,000.00	5,632,764.60
IDR	JIBOR 6 MONTHS	7.597	2016	2024	14,999,996,280.00	1,111,769.66	14,999,996,280.00	1,111,769.66
IDR	JIBOR 6 MONTHS	7.597	2016	2024	19,988,798,000.00	1,481,529.65	19,988,798,000.00	1,481,529.65
IDR	JIBOR 6 MONTHS	7.597	2016	2024	20,000,000,000.00	1,482,359.92	4,000,000,000.00	296,471.98
IDR	JIBOR 6 MONTHS	7.597	2016	2024	20,000,000,000.00	1,482,359.92	19,000,000,000.00	1,408,241.92
IDR	JIBOR 6 MONTHS	7.597	2016	2024	24,824,385,366.00	1,839,933.69	17,377,069,756.00	1,287,953.58
IDR	JIBOR 6 MONTHS	7.597	2016	2024	29,876,750,000.00	2,214,404.83	5,975,350,000.00	442,880.97
IDR	JIBOR 6 MONTHS	7.597	2016	2024	30,000,000,000.00	2,223,539.88	28,500,000,000.00	2,112,362.88
IDR	JIBOR 6 MONTHS	7.597	2016	2024	39,735,716,500.00	2,945,131.67	7,947,143,300.00	589,026.33
IDR	JIBOR 6 MONTHS	7.597	2016	2024	59,801,731,000.00	4,432,384.45	59,801,731,000.00	4,432,384.45
IDR	JIBOR 6 MONTHS	7.597	2016	2024	19,889,625,000.00	1,474,179.14	3,977,925,000.00	294,835.83
IDR	JIBOR 6 MONTHS	7.597	2016	2024	39,593,750,000.00	2,934,609.40	35,634,375,000.00	2,641,148.46
IDR	JIBOR 6 MONTHS	7.597	2017	2024	125,000,000,000.00	9,264,749.48	125,000,000,000.00	9,264,749.48
IDR	JIBOR 6 MONTHS	7.6	2014	2021	5,084,000,000.00	376,815.89	4,575,600,000.00	339,134.30
IDR	JIBOR 6 MONTHS	7.6	2014	2021	5,144,113,000.00	381,271.35	4,629,701,700.00	343,144.21
IDR	JIBOR 6 MONTHS	7.6	2014	2021	6,000,000,000.00	444,707.98	5,400,000,000.00	400,237.18
IDR	JIBOR 6 MONTHS	7.6	2014	2021	6,923,350,000.00	513,144.83	6,231,015,000.00	461,830.34
IDR	JIBOR 6 MONTHS	7.6	2014	2021	7,192,000,000.00	533,056.63	6,472,800,000.00	479,750.96
IDR	JIBOR 6 MONTHS	7.6	2014	2021	8,620,000,550.00	638,897.16	7,758,000,495.00	575,007.45
IDR	JIBOR 6 MONTHS	7.6	2014	2021	9,900,000,000.00	733,768.16	8,910,000,000.00	660,391.34
IDR	JIBOR 6 MONTHS	7.6	2014	2021	11,006,387,000.00	815,771.35	9,905,748,300.00	734,194.21
IDR	JIBOR 6 MONTHS	7.6	2014	2021	15,899,880,000.00	1,178,467.24	14,309,891,999.00	1,060,620.52

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	YEAR OF CONTRACT	YEAR OF MATURITY	ORIGINAL AMOUNT		OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
IDR	JIBOR 6 MONTHS	7.6	2014	2021	19,480,353,000.00	1,443,844.72	17,532,317,700.00	1,299,460.25
IDR	JIBOR 6 MONTHS	7.6	2014	2021	21,636,608,000.00	1,603,662.02	19,472,947,200.00	1,443,295.82
IDR	JIBOR 6 MONTHS	7.6	2014	2021	25,000,000,000.00	1,852,949.90	22,500,000,000.00	1,667,654.91
IDR	JIBOR 6 MONTHS	7.6	2014	2021	39,104,500,000.00	2,898,347.17	35,194,050,000.00	2,608,512.45
IDR	JIBOR 6 MONTHS	7.6	2014	2021	39,620,000,000.00	2,936,555.00	35,658,000,000.00	2,642,899.50
IDR	JIBOR 6 MONTHS	7.6	2014	2021	49,682,682,400.00	3,682,380.85	44,714,414,160.00	3,314,142.76
IDR	JIBOR 6 MONTHS	7.6	2014	2021	59,872,679,000.00	4,437,642.97	53,885,411,100.00	3,993,878.68
IDR	JIBOR 6 MONTHS	7.6	2014	2021	61,480,000,000.00	4,556,774.38	55,332,000,000.00	4,101,096.95
IDR	JIBOR 6 MONTHS	7.6	2014	2021	64,489,123,000.00	4,779,804.55	58,040,210,700.00	4,301,824.10
IDR	JIBOR 6 MONTHS	7.6	2014	2021	65,658,706,000.00	4,866,491.70	59,092,835,400.00	4,379,842.53
IDR	JIBOR 6 MONTHS	7.6	2014	2021	83,353,009,413.00	6,177,958.01	75,017,708,469.00	5,560,162.20
IDR	JIBOR 6 MONTHS	7.6	2014	2021	129,526,839,360.00	9,600,269.74	85,328,202,008.00	6,324,355.32
IDR	JIBOR 6 MONTHS	7.6	2014	2021	3,995,738,000.00	296,156.09	3,596,164,200.00	266,540.48
IDR	JIBOR 6 MONTHS	7.6	2014	2021	4,224,431,660.00	313,106.41	3,801,988,494.00	281,795.77
IDR	JIBOR 6 MONTHS	7.6	2014	2021	16,994,768,000.00	1,259,618.14	15,295,291,200.00	1,133,656.33
IDR	JIBOR 6 MONTHS	7.6	2014	2021	17,987,566,000.00	1,333,202.34	16,188,809,400.00	1,199,882.11
IDR	JIBOR 6 MONTHS	7.6	2014	2021	18,883,370,000.00	1,399,597.54	16,995,033,000.00	1,259,637.79
IDR	JIBOR 6 MONTHS	7.6	2014	2021	29,467,302,525.00	2,184,057.41	26,520,572,273.00	1,965,651.67
IDR	JIBOR 6 MONTHS	7.6	2014	2021	34,707,250,145.00	2,572,431.82	31,236,525,131.00	2,315,188.64
IDR	JIBOR 6 MONTHS	7.6	2014	2021	49,230,980,000.00	3,648,901.57	44,307,882,000.00	3,284,011.41
IDR	JIBOR 6 MONTHS	7.6	2014	2021	19,213,840,774.00	1,424,091.37	17,292,456,693.00	1,281,682.23
IDR	JIBOR 6 MONTHS	7.6	2015	2021	21,984,199,600.00	1,629,424.81	19,785,779,640.00	1,466,482.33
IDR	JIBOR 6 MONTHS	7.818	2015	2022	2,274,745,000.00	168,599.54	2,274,745,000.00	168,599.54
IDR	JIBOR 6 MONTHS	7.818	2015	2022	4,694,800,000.00	347,969.17	4,694,800,000.00	347,969.17
IDR	JIBOR 6 MONTHS	7.818	2015	2022	4,789,300,000.00	354,973.32	4,789,300,000.00	354,973.32
IDR	JIBOR 6 MONTHS	7.818	2015	2022	7,124,208,000.00	528,032.02	7,124,208,000.00	528,032.02
IDR	JIBOR 6 MONTHS	7.818	2015	2022	8,984,600,000.00	665,920.55	8,984,600,000.00	665,920.55
IDR	JIBOR 6 MONTHS	7.818	2015	2022	10,382,948,000.00	769,563.30	10,382,948,000.00	769,563.30
IDR	JIBOR 6 MONTHS	7.818	2015	2022	16,960,998,650.00	1,257,115.23	16,960,998,650.00	1,257,115.23
IDR	JIBOR 6 MONTHS	7.818	2015	2022	16,994,824,000.00	1,259,622.29	16,994,824,000.00	1,259,622.29
IDR	JIBOR 6 MONTHS	7.818	2015	2022	19,989,800,000.00	1,481,603.91	19,989,800,000.00	1,481,603.91
IDR	JIBOR 6 MONTHS	7.818	2015	2022	24,999,899,000.00	1,852,942.41	24,832,006,250.00	1,840,498.54
IDR	JIBOR 6 MONTHS	7.818	2015	2022	31,724,998,000.00	2,351,393.27	31,724,998,000.00	2,351,393.27
IDR	JIBOR 6 MONTHS	7.818	2015	2022	31,999,324,400.00	2,371,725.79	31,999,324,399.00	2,371,725.79
IDR	JIBOR 6 MONTHS	7.818	2015	2022	32,939,895,000.00	2,441,439.00	32,939,895,000.00	2,441,439.00
IDR	JIBOR 6 MONTHS	7.818	2015	2022	59,920,000,000.00	4,441,150.31	59,920,000,000.00	4,441,150.31
IDR	JIBOR 6 MONTHS	7.818	2015	2022	88,999,094,100.00	6,596,434.49	57,849,411,165.00	4,287,682.42
IDR	JIBOR 6 MONTHS	7.818	2015	2022	119,999,993,200.00	8,894,159.00	119,999,993,200.00	8,894,159.00
IDR	JIBOR 6 MONTHS	7.818	2015	2022	129,999,984,000.00	9,635,338.27	75,172,335,600.00	5,571,622.86
IDR	JIBOR 6 MONTHS	7.818	2015	2022	17,490,000,000.00	1,296,323.75	12,243,000,000.00	907,426.62
IDR	JIBOR 6 MONTHS	7.818	2015	2022	18,622,233,744.00	1,380,242.64	13,966,675,308.00	1,035,181.98
IDR	JIBOR 6 MONTHS	7.818	2016	2022	220,000,000,000.00	16,305,959.09	220,000,000,000.00	16,305,959.09
IDR	JIBOR 6 MONTHS	7.818	2016	2023	17,598,620,000.00	1,304,374.44	7,039,448,000.00	521,749.78
IDR	JIBOR 6 MONTHS	7.818	2016	2023	50,000,000,000.00	3,705,899.79	45,000,000,000.00	3,335,309.81
IDR	JIBOR 6 MONTHS	7.818	2016	2023	59,390,001,000.00	4,401,867.85	29,695,000,500.00	2,200,933.92
IDR	JIBOR 6 MONTHS	7.818	2016	2023	59,997,588,000.00	4,446,900.98	11,999,517,600.00	889,380.20
IDR	JIBOR 6 MONTHS	7.818	2016	2023	150,000,000,000.00	11,117,699.38	30,000,000,000.00	2,223,539.88
IDR	JIBOR 6 MONTHS	7.818	2016	2023	179,988,181,975.00	13,340,363.32	89,994,090,987.00	6,670,181.66
IDR	JIBOR 6 MONTHS	7.85	2014	2022	30,216,597,315.00	2,239,593.63	30,216,597,315.00	2,239,593.63
IDR	JIBOR 6 MONTHS	7.85	2014	2022	37,125,341,038.18	2,751,655.87	943,529,183.00	69,932.49
IDR	JIBOR 6 MONTHS	7.85	2014	2022	100,000,000,000.00	7,411,799.58	100,000,000,000.00	7,411,799.58
IDR	JIBOR 6 MONTHS	7.868	2015	2022	19,393,500,500.00	1,437,407.39	19,393,500,500.00	1,437,407.39
IDR	JIBOR 6 MONTHS	7.868	2015	2022	19,777,985,000.00	1,465,904.61	19,777,985,000.00	1,465,904.61
IDR	JIBOR 6 MONTHS	7.868	2015	2022	19,842,749,300.00	1,470,704.81	19,842,749,300.00	1,470,704.81
IDR	JIBOR 6 MONTHS	7.868	2015	2022	23,669,057,000.00	1,754,303.07	23,669,057,000.00	1,754,303.07
IDR	JIBOR 6 MONTHS	7.868	2015	2022	24,870,275,000.00	1,843,334.94	24,870,275,000.00	1,843,334.94
IDR	JIBOR 6 MONTHS	7.868	2015	2022	24,955,605,500.00	1,849,659.46	24,955,605,500.00	1,849,659.46
IDR	JIBOR 6 MONTHS	7.868	2015	2022	29,627,645,000.00	2,195,941.67	29,627,645,000.00	2,195,941.67
IDR	JIBOR 6 MONTHS	7.868	2015	2022	29,857,150,320.00	2,212,952.14	29,857,150,320.00	2,212,952.14
IDR	JIBOR 6 MONTHS	7.868	2015	2022	34,875,000,000.00	2,584,865.11	34,875,000,000.00	2,584,865.11
IDR	JIBOR 6 MONTHS	7.868	2015	2022	49,783,625,450.00	3,689,862.54	49,783,625,450.00	3,689,862.54
IDR	JIBOR 6 MONTHS	7.868	2015	2022	18,572,804,199.00	1,376,579.02	18,572,804,199.00	1,376,579.02
IDR	JIBOR 6 MONTHS	7.868	2016	2022	199,500,000,000.00	14,786,540.17	119,700,000,000.00	8,871,924.10
IDR	JIBOR 6 MONTHS	7.891	2015	2022	29,999,816,000.00	2,223,526.24	27,499,831,333.00	2,038,232.38
IDR	JIBOR 6 MONTHS	7.891	2015	2022	40,000,000,000.00	2,964,719.83	36,666,666,667.00	2,717,659.85
IDR	JIBOR 6 MONTHS	7.891	2015	2022	100,000,000,000.00	7,411,799.58	91,666,666,667.00	6,794,149.62

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	YEAR OF CONTRACT	YEAR OF MATURITY	ORIGINAL AMOUNT		OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
IDR	JIBOR 6 MONTHS	7.891	2015	2022	48,531,841,600.00	3,597,082.83	44,487,521,467.00	3,297,325.93
IDR	JIBOR 6 MONTHS	7.891	2015	2022	29,858,950,000.00	2,213,085.53	27,370,704,166.00	2,028,661.74
IDR	JIBOR 6 MONTHS	8.1	2011	2019	13,818,637,000.00	1,024,209.68	9,870,455,000.00	731,578.34
IDR	JIBOR 6 MONTHS	8.1	2011	2019	13,990,250,000.00	1,036,929.29	9,993,035,714.00	740,663.78
IDR	JIBOR 6 MONTHS	8.1	2011	2019	34,900,000,000.00	2,586,718.06	24,928,571,428.00	1,847,655.75
IDR	JIBOR 6 MONTHS	8.1	2011	2019	63,070,000,000.00	4,674,622.00	45,050,000,000.00	3,339,015.71
IDR	JIBOR 6 MONTHS	8.1	2011	2019	70,064,000,000.00	5,193,003.26	50,045,714,286.00	3,709,288.04
IDR	JIBOR 6 MONTHS	8.1	2011	2019	2,644,992,000.00	196,041.51	1,889,280,000.00	140,029.65
IDR	JIBOR 6 MONTHS	8.1	2011	2019	3,525,132,000.00	261,275.72	2,517,951,428.00	186,625.51
IDR	JIBOR 6 MONTHS	8.1	2011	2019	5,787,078,775.00	428,926.68	4,133,627,697.00	306,376.20
IDR	JIBOR 6 MONTHS	8.1	2011	2019	17,472,250,360.00	1,295,008.18	12,480,178,828.00	925,005.84
IDR	JIBOR 6 MONTHS	8.1	2011	2019	24,384,892,000.00	1,807,359.32	17,417,780,000.00	1,290,970.95
IDR	JIBOR 6 MONTHS	8.1	2011	2019	78,961,583,930.00	5,852,474.35	56,401,131,378.00	4,180,338.82
IDR	JIBOR 6 MONTHS	8.1	2011	2019	4,670,999,580.00	346,205.13	3,336,428,272.00	247,289.38
IDR	JIBOR 6 MONTHS	8.1	2011	2019	12,588,788,040.00	933,055.74	8,991,991,458.00	666,468.39
IDR	JIBOR 6 MONTHS	8.1	2011	2019	14,970,500,000.00	1,109,583.46	10,693,214,286.00	792,559.61
IDR	JIBOR 6 MONTHS	8.1	2011	2019	20,241,750,000.00	1,500,277.94	14,458,392,858.00	1,071,627.10
IDR	JIBOR 6 MONTHS	8.1	2011	2019	21,664,794,693.00	1,605,751.16	15,474,853,353.00	1,146,965.12
IDR	JIBOR 6 MONTHS	8.1	2011	2019	73,879,900,000.00	5,475,830.12	52,771,357,142.00	3,911,307.23
IDR	JIBOR 6 MONTHS	8.1	2011	2019	81,235,770,936.00	6,021,032.53	58,025,550,668.00	4,300,737.52
IDR	JIBOR 6 MONTHS	8.1	2012	2019	5,334,070,500.00	395,350.62	3,810,050,358.00	282,393.30
IDR	JIBOR 6 MONTHS	8.1	2012	2019	9,994,197,760.00	740,749.91	7,138,712,686.00	529,107.08
IDR	JIBOR 6 MONTHS	8.1	2012	2019	15,000,000,000.00	1,111,769.94	10,714,285,714.00	794,121.38
IDR	JIBOR 6 MONTHS	8.1	2012	2019	2,388,000,000.00	176,993.77	1,705,714,286.00	126,424.12
IDR	JIBOR 6 MONTHS	8.1	2012	2019	40,985,230,000.00	3,037,743.11	29,275,164,286.00	2,169,816.51
IDR	JIBOR 6 MONTHS	8.1	2012	2019	97,500,000,000.00	7,226,504.60	69,642,857,142.00	5,161,789.00
IDR	JIBOR 6 MONTHS	8.1	2012	2019	109,354,604,000.00	8,105,144.09	78,110,431,428.00	5,789,388.63
IDR	JIBOR 6 MONTHS	8.1	2012	2019	125,000,000,000.00	9,264,749.48	89,285,714,286.00	6,617,678.20
IDR	JIBOR 6 MONTHS	8.1	2013	2019	30,000,000,000.00	2,223,539.88	21,428,571,428.00	1,588,242.77
IDR	JIBOR 6 MONTHS	8.2	2012	2020	3,998,154,000.00	296,335.16	3,998,154,000.00	296,335.16
IDR	JIBOR 6 MONTHS	8.2	2012	2020	6,296,085,000.00	466,653.20	6,296,085,000.00	466,653.20
IDR	JIBOR 6 MONTHS	8.2	2012	2020	7,221,363,000.00	535,232.95	7,221,363,000.00	535,232.95
IDR	JIBOR 6 MONTHS	8.2	2012	2020	7,221,574,662.00	535,248.64	7,221,574,662.00	535,248.64
IDR	JIBOR 6 MONTHS	8.2	2012	2020	7,221,597,530.00	535,250.34	7,221,597,530.00	535,250.34
IDR	JIBOR 6 MONTHS	8.2	2012	2020	7,258,868,115.00	538,012.76	7,258,868,115.00	538,012.76
IDR	JIBOR 6 MONTHS	8.2	2012	2020	10,000,000,000.00	741,179.96	10,000,000,000.00	741,179.96
IDR	JIBOR 6 MONTHS	8.2	2012	2020	12,470,997,700.00	924,325.36	12,470,997,700.00	924,325.36
IDR	JIBOR 6 MONTHS	8.2	2012	2020	12,588,845,200.00	933,059.98	12,588,845,200.00	933,059.98
IDR	JIBOR 6 MONTHS	8.2	2012	2020	12,921,000,000.00	957,678.62	12,921,000,000.00	957,678.62
IDR	JIBOR 6 MONTHS	8.2	2012	2020	15,000,000,000.00	1,111,769.94	15,000,000,000.00	1,111,769.94
IDR	JIBOR 6 MONTHS	8.2	2012	2020	23,645,396,000.00	1,752,549.36	23,645,396,000.00	1,752,549.36
IDR	JIBOR 6 MONTHS	8.2	2012	2020	28,435,788,700.00	2,107,603.67	28,435,788,700.00	2,107,603.67
IDR	JIBOR 6 MONTHS	8.2	2012	2020	29,964,809,000.00	2,220,931.59	29,964,809,000.00	2,220,931.59
IDR	JIBOR 6 MONTHS	8.2	2012	2020	37,500,000,000.00	2,779,424.84	37,500,000,000.00	2,779,424.84
IDR	JIBOR 6 MONTHS	8.2	2012	2020	42,419,103,000.00	3,144,018.90	42,419,103,000.00	3,144,018.90
IDR	JIBOR 6 MONTHS	8.2	2012	2020	44,358,646,500.00	3,287,773.98	44,358,646,500.00	3,287,773.98
IDR	JIBOR 6 MONTHS	8.2	2012	2020	75,961,597,700.00	5,630,121.38	75,961,597,700.00	5,630,121.38
IDR	JIBOR 6 MONTHS	8.2	2012	2020	30,375,000,000.00	2,251,334.12	30,375,000,000.00	2,251,334.12
IDR	JIBOR 6 MONTHS	8.2	2012	2020	34,552,800,000.00	2,560,984.29	34,552,800,000.00	2,560,984.29
IDR	JIBOR 6 MONTHS	8.2	2012	2020	51,700,000,000.00	3,831,900.39	51,700,000,000.00	3,831,900.39
IDR	JIBOR 6 MONTHS	8.2	2012	2020	19,678,686,500.00	1,458,544.80	19,678,686,500.00	1,458,544.80
IDR	JIBOR 6 MONTHS	8.2	2012	2020	26,656,477,000.00	1,975,724.65	26,656,477,000.00	1,975,724.65
IDR	JIBOR 6 MONTHS	8.2	2012	2020	9,944,880,000.00	737,094.57	9,944,880,000.00	737,094.57
IDR	JIBOR 6 MONTHS	8.2	2012	2020	11,753,000,000.00	871,108.81	11,753,000,000.00	871,108.81
IDR	JIBOR 6 MONTHS	8.2	2012	2020	48,000,000,000.00	3,557,663.80	48,000,000,000.00	3,557,663.80
IDR	JIBOR 6 MONTHS	8.2	2013	2020	114,500,000,000.00	8,486,510.52	114,500,000,000.00	8,486,510.52
IDR	JIBOR 6 MONTHS	8.2	2013	2020	10,487,094,000.00	777,282.39	10,487,094,000.00	777,282.39
IDR	JIBOR 6 MONTHS	8.2	2013	2020	102,000,000,000.00	7,560,035.58	102,000,000,000.00	7,560,035.58
IDR	JIBOR 6 MONTHS	8.2	2014	2020	9,804,575,000.00	726,695.45	9,804,575,000.00	726,695.45
IDR	JIBOR 6 MONTHS	8.2	2015	2020	142,500,000,000.00	10,561,814.41	142,500,000,000.00	10,561,814.41
IDR	JIBOR 6 MONTHS	8.35	2013	2021	5,358,600,000.00	397,168.69	5,358,600,000.00	397,168.69
IDR	JIBOR 6 MONTHS	8.35	2013	2021	8,703,936,000.00	645,118.29	8,703,936,000.00	645,118.29
IDR	JIBOR 6 MONTHS	8.35	2013	2021	8,796,525,740.00	651,980.86	8,796,525,148.00	651,980.81
IDR	JIBOR 6 MONTHS	8.35	2013	2021	9,283,249,280.00	688,055.83	9,283,249,280.00	688,055.83
IDR	JIBOR 6 MONTHS	8.35	2013	2021	15,189,188,000.00	1,125,792.17	15,189,188,000.00	1,125,792.17
IDR	JIBOR 6 MONTHS	8.35	2013	2021	19,135,696,784.00	1,418,299.49	19,135,696,784.00	1,418,299.49

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	YEAR OF CONTRACT	YEAR OF MATURITY	ORIGINAL AMOUNT		OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
IDR	JIBOR 6 MONTHS	8.35	2013	2021	25,852,017,920.00	1,916,099.76	25,852,017,584.00	1,916,099.73
IDR	JIBOR 6 MONTHS	8.35	2013	2021	32,000,000,000.00	2,371,775.87	32,000,000,000.00	2,371,775.87
IDR	JIBOR 6 MONTHS	8.35	2013	2021	36,379,900,000.00	2,696,405.28	36,379,900,000.00	2,696,405.28
IDR	JIBOR 6 MONTHS	8.35	2013	2021	49,350,000,000.00	3,657,723.10	49,350,000,000.00	3,657,723.10
IDR	JIBOR 6 MONTHS	8.35	2013	2021	85,744,388,000.00	6,355,202.19	85,744,388,000.00	6,355,202.19
IDR	JIBOR 6 MONTHS	8.35	2013	2021	2,594,144,020.00	192,272.76	2,594,144,020.00	192,272.76
IDR	JIBOR 6 MONTHS	8.35	2013	2021	2,594,518,277.00	192,300.49	2,594,518,277.00	192,300.49
IDR	JIBOR 6 MONTHS	8.35	2013	2021	2,639,844,384.00	195,659.98	2,639,844,384.00	195,659.98
IDR	JIBOR 6 MONTHS	8.35	2013	2021	39,868,277,448.00	2,954,956.82	39,868,277,448.00	2,954,956.82
IDR	JIBOR 6 MONTHS	8.35	2013	2021	5,000,000,000.00	370,589.98	5,000,000,000.00	370,589.98
IDR	JIBOR 6 MONTHS	8.35	2013	2021	10,000,000,000.00	741,179.96	10,000,000,000.00	741,179.96
IDR	JIBOR 6 MONTHS	8.35	2013	2021	10,485,418,600.00	777,158.21	10,485,418,600.00	777,158.21
IDR	JIBOR 6 MONTHS	8.35	2013	2021	29,330,000,000.00	2,173,880.82	29,330,000,000.00	2,173,880.82
IDR	JIBOR 6 MONTHS	8.35	2013	2021	44,205,000,000.00	3,276,386.01	44,205,000,000.00	3,276,386.01
IDR	JIBOR 6 MONTHS	8.35	2014	2021	17,025,000,000.00	1,261,858.88	17,025,000,000.00	1,261,858.88
IDR	JIBOR 6 MONTHS	8.35	2014	2021	9,897,892,450.00	733,611.95	9,897,892,000.00	733,611.92
IDR	JIBOR 6 MONTHS	8.35	2014	2021	9,993,870,218.00	740,725.63	9,993,870,218.00	740,725.63

GRAND TOTAL					7,877,521,049,565.18	583,866,072.46	5,517,254,692,022.00	408,927,860.36

JIBOR: Jakarta Interbank Offered Rate

Guaranteed Domestic Loans of the Republic of Indonesia as of September 30, 2017

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	YEAR OF CONTRACT	YEAR OF MATURITY	ORIGINAL AMOUNT		OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
COMMERCIAL CREDITS
IDR	JIBOR 3 MONTHS	1.00	2009	2019	2,926,692,300,357.00	216,920,567.77	295,812,553,653.00	21,925,033.62
IDR	JIBOR 6 MONTHS	0.80	2008	2018	735,387,524,690.00	54,505,449.50	122,302,663,290.00	9,064,828.29
IDR	JIBOR 3 MONTHS	1.50	2009	2019	3,941,771,952,000.00	292,156,237.18	779,722,290,857.00	57,791,453.52
IDR	JIBOR 3 MONTHS	1.50	2009	2019	1,930,063,301,490.00	143,052,423.77	620,377,489,599.00	45,981,136.20
IDR	JIBOR 3 MONTHS	1.50	2009	2019	2,613,011,648,159.00	193,671,186.49	839,896,601,151.00	62,251,452.80
IDR	JIBOR 3 MONTHS	1.50	2009	2019	327,195,149,528.00	24,251,048.73	105,169,869,491.00	7,794,979.95
IDR	JIBOR 3 MONTHS	1.50	2009	2019	392,100,494,133.00	29,061,702.80	42,479,750,134.00	3,148,513.94
IDR	JIBOR 3 MONTHS	1.50	2009	2019	668,497,080,000.00	49,547,663.80	182,054,669,994.00	13,493,527.27
IDR	JIBOR 3 MONTHS	1.05	2010	2020	1,067,683,579,600.00	79,134,567.12	486,026,966,748.00	36,023,344.70
IDR	JIBOR 6 MONTHS	1.11	2008	2018	1,911,480,000,000.00	141,675,066.71	136,534,285,717.00	10,119,647.62
IDR	JIBOR 6 MONTHS	0.80	2008	2018	600,635,738,985.00	44,517,917.21	85,599,749,365.00	6,344,481.87
IDR	JIBOR 3 MONTHS	1.10	2008	2018	1,272,913,654,892.00	94,345,808.99	82,211,120,993.00	6,093,323.52
IDR	JIBOR 3 MONTHS	1.12	2008	2018	1,077,577,841,221.00	79,867,909.96	113,314,140,855.00	8,398,617.02
IDR	JIBOR 3 MONTHS	0.83	2008	2018	2,741,298,159,500.00	203,179,525.61	293,710,517,097.00	21,769,234.89
IDR	JIBOR 6 MONTHS	0.80	2008	2018	1,874,314,539,154.00	138,920,437.23	257,663,017,731.00	19,097,466.48
IDR	JIBOR 6 MONTHS	0.80	2008	2018	1,240,660,976,852.00	91,955,305.13	115,154,367,954.00	8,535,010.97
IDR	JIBOR 6 MONTHS	0.80	2008	2018	1,498,513,102,430.00	111,066,787.91	195,418,143,141.00	14,484,001.12
IDR	JIBOR 6 MONTHS	0.71	2008	2021	1,045,924,241,800.00	77,521,808.61	522,962,120,904.00	38,760,904.31
IDR	JIBOR 6 MONTHS	0.71	2008	2021	1,606,612,307,950.00	119,078,884.37	703,813,663,850.00	52,165,258.22
IDR	JIBOR 3 MONTHS	1.00	2009	2019	1,155,352,482,512.00	85,632,410.50	247,575,531,970.00	18,349,802.25
IDR	JIBOR 3 MONTHS	1.00	2009	2018	2,074,739,748,000	153,775,552.03	24,237,893,830	1,796,464.11
IDR	JIBOR 3 MONTHS	1.00	2009	2019	1,151,004,738,533	85,310,164.43	246,643,872,548	18,280,749.52
IDR	JIBOR 3 MONTHS	1.00	2009	2019	1,805,307,699,643.00	133,805,788.59	234,341,014,416.00	17,368,886.33
IDR	JIBOR 3 MONTHS	1.20	2015	2025	2,449,962,746,818.00	181,586,328.70	2,257,798,390,987.00	167,343,491.77
IDR	JIBOR 3 MONTHS	1.50	2015	2025	2,225,000,000,000.00	164,912,540.76	2,097,790,192,652.00	155,484,004.79
IDR	SBI 12 MONTHS	4.50	2011	2024	11,175,000,000.00	828,268.60	395,102,000.00	29,284.17
IDR	SBI 12 MONTHS	4.50	2012	2021	44,974,000,000.00	3,333,382.75	7,449,421,006.00	552,136.16
IDR	SBI 12 MONTHS	4.50	2012	2022	110,000,000,000.00	8,152,979.54	64,705,882,348.00	4,795,870.32
IDR	SBI 12 MONTHS	4.50	2014	2024	32,350,000,000.00	2,397,717.17	17,490,111,667.00	1,296,332.02
IDR	SBI 12 MONTHS	4.50	2014	2023	45,000,000,000.00	3,335,309.81	37,118,859,693.00	2,751,175.49
IDR	SBI 12 MONTHS	4.50	2014	2026	16,870,000,000.00	1,250,370.59	13,250,281,251.00	982,084.29
IDR	SBI 12 MONTHS	4.50	2014	2024	7,984,000,000.00	591,758.08	1,360,896,539.00	100,866.92
IDR	SBI 12 MONTHS	4.50	2014	2024	17,294,000,000.00	1,281,796.62	15,802,690,680.00	1,171,263.76
IDR	SBI 12 MONTHS	4.00	2011	2019	24,312,000,000.00	1,801,956.72	7,899,840,082.00	585,520.31
IDR	SBI 12 MONTHS	4.75	2011	2019	14,700,000,000.00	1,089,534.54	4,277,031,588.00	317,005.01
IDR	FIXED	8.55	2016	2026	1,000,000,000,000.00	74,117,995.85	1,000,000,000,000.00	74,117,995.85
IDR	FIXED	8.55	2017	2027	1,968,000,000,000.00	145,864,215.83	1,968,000,000,000.00	145,864,215.83
IDR	FIXED	7.80	2017	2022	1,165,000,000,000.00	86,347,465.16	2,968,000,000,000.00	219,982,211.68
IDR	FIXED	8.40	2017	2027	2,367,000,000,000	175,437,296.18	2,367,000,000,000	175,437,296.18

GRAND TOTAL					47,158,360,008,246.90	3,495,283,131.36	19,561,360,995,781.00	1,449,848,873.09

JIBOR: Jakarta Inter-Bank Offered Rate

SBI: Sertifikat Bank Indonesia (Bank Indonesia Certificate)

Guaranteed External Loans of the Republic of Indonesia as of September 30, 2017

CURRENCY BASE	INTEREST RATE BASIS	INTEREST RATE	YEAR OF CONTRACT	YEAR OF MATURITY	LOAN COMMITMENT AMOUNT		OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)	(In Original Currency)	(In US Dollars)
FULLY DISBURSED
USD	LIBOR 6 MONTHS	0.79	2008	2021	592,224,258.00	592,224,258.00	218,353,957.00	218,353,957.00
USD	LIBOR 6 MONTHS	0.84	2008	2023	615,114,259.00	615,114,259.00	309,625,702.00	309,625,702.00
USD	LIBOR 6 MONTHS	2.30	2009	2022	826,483,227.00	826,483,227.00	411,413,286.00	411,413,286.00
USD	LIBOR 6 MONTHS	2.80	2009	2024	417,566,000.00	417,566,000.00	281,818,772.00	281,818,772.00
USD	LIBOR 6 MONTHS	2.80	2009	2026	481,937,182.00	481,937,182.00	373,068,404.00	373,068,404.00
USD	LIBOR 6 MONTHS	3.25	2008	2021	261,800,000.00	261,800,000.00	104,720,000.00	104,720,000.00
USD	LIBOR 6 MONTHS	3.85	2009	2023	138,336,845.00	138,336,845.00	73,385,170.00	73,385,170.00
USD	LIBOR 6 MONTHS	3.85	2009	2024	625,256,803.00	625,256,803.00	427,000,963.00	427,000,963.00

PARTIALLY DISBURSED
USD	LIBOR 6 MONTHS	2.01	2015	2035	575,000,000.00	575,000,000.00	230,000,000.00	230,000,000.00
USD	LIBOR 6 MONTHS	2.91	2015	2035	25,000,000.00	25,000,000.00	10,000,000.00	10,000,000.00
USD	LIBOR 6 MONTHS	2.18	2016	2036	500,000,000.00	500,000,000.00	107,650,000.00	107,650,000.00

GRAND TOTAL					5,058,718,574.00	5,058,718,574.00	2,547,036,254.00	2,547,036,254.00

Foreign Currency-Denominated Bonds of the Republic of Indonesia as of September 30, 2017

CURRENCY	INTEREST RATE BASIS	INTEREST RATE	ISSUE DATE	MATURITY DATE	OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)
I. GOVERNMENT DEBT SECURITIES
US DOLLAR
RI0018	FIXED	6.875%	1/17/2008	1/17/2018	1,900,000,000	1,900,000,000
RI00190304	FIXED	11.625%	3/4/2009	3/4/2019	2,000,000,000	2,000,000,000
RI0035	FIXED	8.500%	10/12/2005	10/12/2035	1,600,000,000	1,600,000,000
RI0037	FIXED	6.625%	2/14/2007	2/17/2037	1,500,000,000	1,500,000,000
RI0038	FIXED	7.750%	1/17/2008	1/17/2038	2,000,000,000	2,000,000,000
RI0122	FIXED	3.700%	12/8/2016	1/8/2022	750,000,000	750,000,000
RI0124	FIXED	5.875%	1/15/2014	1/15/2024	2,000,000,000	2,000,000,000
RI0125	FIXED	4.125%	1/15/2015	1/15/2025	2,000,000,000	2,000,000,000
RI0126	FIXED	4.750%	12/8/2015	1/8/2026	2,250,000,000	2,250,000,000
RI0127	FIXED	4.350%	12/8/2016	1/8/2027	1,250,000,000	1,250,000,000
RI0142	FIXED	5.250%	1/17/2012	1/17/2042	2,250,000,000	2,250,000,000
RI0144	FIXED	6.750%	1/15/2014	1/15/2044	2,000,000,000	2,000,000,000
RI0145	FIXED	5.125%	1/15/2015	1/15/2045	2,000,000,000	2,000,000,000
RI0146	FIXED	5.950%	12/8/2015	1/8/2046	1,250,000,000	1,250,000,000
RI0147	FIXED	5.250%	12/8/2016	1/8/2047	1,500,000,000	1,500,000,000
RI0320	FIXED	5.875%	1/19/2010	3/13/2020	2,000,000,000	2,000,000,000
RI0422	FIXED	3.750%	4/25/2012	4/25/2022	2,000,000,000	2,000,000,000
RI0423	FIXED	3.375%	4/15/2013	4/15/2023	1,500,000,000	1,500,000,000
RI0443	FIXED	4.625%	4/15/2013	4/15/2043	1,500,000,000	1,500,000,000
RI0521	FIXED	4.875%	5/5/2011	5/5/2021	2,500,000,000	2,500,000,000
RI0727	FIXED	3.850%	7/18/2017	7/18/2027	1,000,000,000	1,000,000,000
RI0747	FIXED	4.750%	7/18/2017	7/18/2047	1,000,000,000	1,000,000,000
RI1023	FIXED	5.375%	7/17/2013	10/17/2023	1,000,000,000	1,000,000,000
USDFR0002	FIXED	4.050%	6/24/2016	6/24/2026	200,000,000	200,000,000

TOTAL US DOLLAR-DENOMINATED					51,450,000,000	38,950,000,000

JAPAN YEN
JBIC GUARANTEED SAMURAI BONDS
RIJPY0719	FIXED	2.730%	7/29/2009	7/29/2019	35,000,000,000	518,310,258
RIJPY1120	FIXED	1.600%	11/12/2010	11/12/2020	60,000,000,000	888,531,871
RIJPY1122	FIXED	1.130%	11/22/2012	11/22/2022	60,000,000,000	888,531,871
RIJPY0825	FIXED	0.910%	8/13/2015	8/13/2025	55,000,000,000	814,487,548

TOTAL JBIC GUARANTEED SAMURAI BONDS					210,000,000,000	3,109,861,548

NON-JBIC GUARANTEED SAMURAI BONDS
RIJPY0619	FIXED	0.830%	6/21/2016	6/21/2019	62,000,000,000	918,149,600
RIJPY0620	FIXED	0.650%	6/8/2017	6/8/2020	40,000,000,000	592,354,580
RIJPY0621	FIXED	1.160%	6/21/2016	6/21/2021	38,000,000,000	562,736,851
RIJPY0622	FIXED	0.890%	6/8/2017	6/8/2022	50,000,000,000	740,443,226
RIJPY0624	FIXED	1.040%	6/8/2017	6/7/2024	10,000,000,000	148,088,645
RIJPY0818	FIXED	1.080%	8/13/2015	8/13/2018	22,500,000,000	333,199,452
RIJPY0820	FIXED	1.380%	8/13/2015	8/13/2020	22,500,000,000	333,199,452

TOTAL NON-JBIC GUARANTEED SAMURAI BONDS					245,000,000,000	3,628,171,806

TOTAL JAPAN YEN-DENOMINATED					455,000,000,000	6,738,033,353

EURO
EURFRNT0001	FIXED	0.90000%	4/26/2017	4/26/2020	50,000,000	58,905,018
RIEUR0623	FIXED	2.62500%	6/14/2016	6/14/2023	1,500,000,000	1,767,150,534
RIEUR0628	FIXED	3.75000%	6/14/2016	6/14/2028	1,500,000,000	1,767,150,534
RIEUR0721	FIXED	2.87500%	7/8/2014	7/8/2021	1,000,000,000	1,178,100,356
RIEUR0724	FIXED	2.15000%	7/18/2017	7/18/2024	1,000,000,000	1,178,100,356
RIEUR0725	FIXED	3.37500%	7/30/2015	7/30/2025	1,250,000,000	1,472,625,445

TOTAL EURO-DENOMINATED					6,300,000,000	7,422,032,241

CURRENCY	INTEREST RATE BASIS	INTEREST RATE	ISSUE DATE	MATURITY DATE	OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)
II. GOVERNMENT ISLAMIC DEBT SECURITIES
US DOLLAR
SNI0322	FIXED	3.400%	3/29/2017	3/29/2022	1,000,000,000	1,000,000,000
SNI0327	FIXED	4.150%	3/29/2017	3/29/2027	2,000,000,000	2,000,000,000
SNI18	FIXED	4.000%	11/21/2011	11/21/2018	1,000,000,000	1,000,000,000
SNI19	FIXED	6.125%	9/17/2013	3/15/2019	1,500,000,000	1,500,000,000
SNI21	FIXED	3.400%	3/29/2016	3/29/2021	750,000,000	750,000,000
SNI22	FIXED	3.300%	11/21/2012	11/21/2022	1,000,000,000	1,000,000,000
SNI24	FIXED	4.350%	9/10/2014	9/10/2024	1,500,000,000	1,500,000,000
SNI25	FIXED	4.325%	5/28/2015	5/28/2025	2,000,000,000	2,000,000,000
SNI26	FIXED	4.550%	3/29/2016	3/29/2026	1,750,000,000	1,750,000,000

TOTAL US DOLLAR-DENOMINATED					12,500,000,000	12,500,000,000

TOTAL FOREIGN CURRENCY-DENOMINATED BONDS IN EQUIVALENT AMOUNT OF US DOLLARS						65,610,065,594

Assumed exchange rate for conversion as of September 30, 2017 (Bank Indonesia Middle Exchange Rate)

IDR/USD	13,492
IDR/JPY	199.80
IDR/EUR	15,895

Domestic Currency-Denominated Bonds of the Republic of Indonesia as of September 30, 2017

SERIES	INTEREST RATE BASIS	COUPON RATE	ISSUE DATE	MATURITY DATE	OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)
I. TRADABLE SECURITIES
A. GOVERNMENT DEBT SECURITIES
1. TREASURY BILLS
SPN03171026	FIXED	ZERO COUPON	7/27/2017	10/26/2017	5,000,000,000,000	370,589,979
SPN03171123	FIXED	ZERO COUPON	8/24/2017	11/23/2017	5,000,000,000,000	370,589,979
SPN03171221	FIXED	ZERO COUPON	9/22/2017	12/21/2017	5,000,000,000,000	370,589,979
SPN12171012	FIXED	ZERO COUPON	10/13/2016	10/12/2017	4,050,000,000,000	300,177,883
SPN12171109	FIXED	ZERO COUPON	11/10/2016	11/9/2017	6,250,000,000,000	463,237,474
SPN12171207	FIXED	ZERO COUPON	12/8/2016	12/7/2017	5,800,000,000,000	429,884,376
SPN12180104	FIXED	ZERO COUPON	1/5/2017	1/4/2018	10,800,000,000,000	800,474,355
SPN12180201	FIXED	ZERO COUPON	2/2/2017	2/1/2018	16,050,000,000,000	1,189,593,833
SPN12180301	FIXED	ZERO COUPON	3/2/2017	3/1/2018	9,750,000,000,000	722,650,460
SPN12180412	FIXED	ZERO COUPON	4/13/2017	4/12/2018	8,050,000,000,000	596,649,867
SPN12180511	FIXED	ZERO COUPON	5/12/2017	5/11/2018	5,300,000,000,000	392,825,378
SPN12180607	FIXED	ZERO COUPON	6/8/2017	6/7/2018	5,550,000,000,000	411,354,877
SPN12180712	FIXED	ZERO COUPON	7/13/2017	7/12/2018	3,100,000,000,000	229,765,787
SPN12180809	FIXED	ZERO COUPON	8/10/2017	8/9/2018	5,000,000,000,000	370,589,979
SPN12180906	FIXED	ZERO COUPON	9/7/2017	9/6/2018	3,000,000,000,000	222,353,988

TOTAL TREASURY BILLS					97,700,000,000,000	7,241,328,194

2. TREASURY NOTES
FR0031	FIXED	11.000%	6/16/2005	11/15/2020	17,792,000,000,000	1,318,707,382
FR0032	FIXED	15.000%	9/1/2005	7/15/2018	888,492,000,000	65,853,246
FR0034	FIXED	12.800%	1/26/2006	6/15/2021	16,097,400,000,000	1,193,107,026
FR0035	FIXED	12.900%	2/16/2006	6/15/2022	11,023,750,000,000	817,058,257
FR0036	FIXED	11.500%	4/20/2006	9/15/2019	9,184,500,000,000	680,736,733
FR0037	FIXED	12.000%	5/18/2006	9/15/2026	2,450,000,000,000	181,589,090
FR0038	FIXED	11.600%	8/24/2006	8/15/2018	3,066,162,000,000	227,257,782
FR0039	FIXED	11.750%	8/24/2006	8/15/2023	4,175,000,000,000	309,442,633
FR0040	FIXED	11.000%	9/21/2006	9/15/2025	26,002,090,000,000	1,927,222,799
FR0042	FIXED	10.250%	1/25/2007	7/15/2027	14,774,100,000,000	1,095,026,682
FR0043	FIXED	10.250%	2/22/2007	7/15/2022	14,417,000,000,000	1,068,559,146
FR0044	FIXED	10.000%	4/19/2007	9/15/2024	18,014,000,000,000	1,335,161,577
FR0045	FIXED	9.750%	5/24/2007	5/15/2037	9,626,304,000,000	713,482,360
FR0046	FIXED	9.500%	7/19/2007	7/15/2023	24,680,000,000,000	1,829,232,138
FR0047	FIXED	10.000%	8/30/2007	2/15/2028	20,385,000,000,000	1,510,895,345
FR0048	FIXED	9.000%	9/27/2007	9/15/2018	4,761,270,000,000	352,895,790
FR0050	FIXED	10.500%	1/24/2008	7/15/2038	15,661,000,000,000	1,160,761,933
FR0052	FIXED	10.500%	8/20/2009	8/15/2030	23,500,000,000,000	1,741,772,902
FR0053	FIXED	8.250%	7/8/2010	7/15/2021	100,027,793,000,000	7,413,859,546
FR0054	FIXED	9.500%	7/22/2010	7/15/2031	27,096,000,000,000	2,008,301,216
FR0056	FIXED	8.375%	9/23/2010	9/15/2026	121,414,000,000,000	8,998,962,348
FR0057	FIXED	9.500%	4/21/2011	5/15/2041	17,236,573,000,000	1,277,540,246
FR0058	FIXED	8.250%	7/21/2011	6/15/2032	42,798,000,000,000	3,172,101,986
FR0059	FIXED	7.000%	9/15/2011	5/15/2027	95,880,000,000,000	7,106,433,442
FR0061	FIXED	7.000%	10/6/2011	5/15/2022	85,778,000,000,000	6,357,693,448
FR0062	FIXED	6.375%	2/9/2012	4/15/2042	13,392,000,000,000	992,588,200
FR0063	FIXED	5.625%	8/13/2012	5/15/2023	35,516,000,000,000	2,632,374,741
FR0064	FIXED	6.125%	8/13/2012	5/15/2028	29,895,000,000,000	2,215,757,486
FR0065	FIXED	6.625%	8/30/2012	5/15/2033	48,243,000,000,000	3,575,674,474
FR0066	FIXED	5.250%	10/25/2012	5/15/2018	17,146,000,000,000	1,270,827,157
FR0067	FIXED	8.750%	7/18/2013	2/15/2044	28,188,284,000,000	2,089,259,117
FR0068	FIXED	8.375%	8/1/2013	3/15/2034	92,400,000,000,000	6,848,502,816
FR0069	FIXED	7.875%	8/29/2013	4/15/2019	62,396,000,000,000	4,624,666,469
FR0070	FIXED	8.375%	8/29/2013	3/15/2024	132,939,421,000,000	9,853,203,454
FR0071	FIXED	9.000%	9/12/2013	3/15/2029	93,390,682,000,000	6,921,930,181
FR0072	FIXED	8.250%	7/9/2015	5/15/2036	88,910,000,000,000	6,589,831,011
FR0073	FIXED	8.750%	8/6/2015	5/15/2031	66,217,000,000,000	4,907,871,331
FR0074	FIXED	7.500%	11/10/2016	8/15/2032	36,080,000,000,000	2,674,177,290
FR0075	FIXED	7.500%	8/10/2017	5/15/2038	11,650,000,000,000	863,474,652
FR0076	FIXED	7.375%	9/22/2017	5/15/2048	2,800,000,000,000	207,530,388
VR0026	3 MONTH TREASURY BILLS	5.085%	11/20/2002	1/25/2018	5,442,142,000,000	403,360,658

SERIES	INTEREST RATE BASIS	COUPON RATE	ISSUE DATE	MATURITY DATE	OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)
VR0027	3 MONTH TREASURY BILLS	5.085%	11/20/2002	7/25/2018	5,442,142,000,000	403,360,658
VR0028	3 MONTH TREASURY BILLS	4.973%	11/20/2002	8/25/2018	7,033,994,000,000	521,345,538
VR0029	3 MONTH TREASURY BILLS	4.973%	11/20/2002	8/25/2019	12,212,320,000,000	905,152,683
VR0030	3 MONTH TREASURY BILLS	4.953%	11/20/2002	12/25/2019	10,503,015,000,000	778,462,422
VR0031	3 MONTH TREASURY BILLS	5.085%	11/20/2002	7/25/2020	25,322,354,000,000	1,876,842,129

TOTAL TREASURY NOTES					1,551,847,788,000,000	115,019,847,910

3. RETAIL BONDS
ORI011	FIXED	8.500%	10/22/2014	10/15/2017	21,215,910,000,000	1,572,480,729
ORI012	FIXED	9.000%	10/21/2015	10/15/2018	27,438,755,000,000	2,033,705,529
ORI013	FIXED	6.600%	10/26/2016	10/15/2019	19,691,455,000,000	1,459,491,180

TOTAL RETAIL BONDS					68,346,120,000,000	5,065,677,438

TOTAL TRADABLE GOVERNMENT DEBT SECURITIES					1,717,893,908,000,000	127,326,853,543

B. GOVERNMENT ISLAMIC DEBT SECURITIES
1. ISLAMIC TREASURY BILLS
SPNS01122017	FIXED	ZERO COUPON	6/2/2017	12/1/2017	4,500,000,000,000	333,530,981
SPNS02022018	FIXED	ZERO COUPON	8/3/2017	2/2/2018	7,000,000,000,000	518,825,971
SPNS03112017	FIXED	ZERO COUPON	5/4/2017	11/3/2017	4,000,000,000,000	296,471,983
SPNS05012018	FIXED	ZERO COUPON	7/6/2017	1/5/2018	2,870,000,000,000	212,718,648
SPNS05102017	FIXED	ZERO COUPON	4/6/2017	10/5/2017	4,000,000,000,000	296,471,983
SPNS13032018	FIXED	ZERO COUPON	9/14/2017	3/13/2018	3,450,000,000,000	255,707,086

TOTAL ISLAMIC TREASURY BILLS					25,820,000,000,000	1,913,726,653

2. ISLAMIC TREASURY NOTES
IFR0002	FIXED	11.950%	8/26/2008	8/15/2018	1,985,000,000,000	147,124,222
IFR0006	FIXED	10.250%	4/1/2010	3/15/2030	2,175,000,000,000	161,206,641
IFR0007	FIXED	10.250%	1/21/2010	1/15/2025	1,547,000,000,000	114,660,540
IFR0008	FIXED	8.800%	4/15/2010	3/15/2020	252,000,000,000	18,677,735
IFR0010	FIXED	10.000%	3/3/2011	2/15/2036	4,110,000,000,000	304,624,963
PBS001	FIXED	4.450%	2/16/2012	2/15/2018	6,725,000,000,000	498,443,522
PBS002	FIXED	5.450%	2/2/2012	1/15/2022	1,218,000,000,000	90,275,719
PBS003	FIXED	6.000%	2/2/2012	1/15/2027	3,786,000,000,000	280,610,732
PBS004	FIXED	6.100%	2/16/2012	2/15/2037	10,149,000,000,000	752,223,540
PBS005	FIXED	6.750%	5/2/2013	4/15/2043	10,234,000,000,000	758,523,570
PBS006	FIXED	8.250%	9/19/2013	9/15/2020	38,508,000,000,000	2,854,135,784
PBS007	FIXED	9.000%	9/29/2014	9/15/2040	7,525,000,000,000	557,737,919
PBS009	FIXED	7.750%	7/30/2015	1/25/2018	37,890,000,000,000	2,808,330,863
PBS010	FIXED	8.625%	10/26/2015	1/25/2019	4,050,000,000,000	300,177,883
PBS011	FIXED	8.750%	1/14/2016	8/15/2023	19,080,000,000,000	1,414,171,361
PBS012	FIXED	8.875%	1/28/2016	11/15/2031	31,065,100,000,000	2,302,482,953
PBS013	FIXED	6.250%	10/6/2016	5/15/2019	39,900,000,000,000	2,957,308,034
PBS014	FIXED	6.500%	10/6/2016	5/15/2021	14,767,857,000,000	1,094,563,964
PBS015	FIXED	8.000%	7/21/2017	7/15/2047	250,000,000,000	18,529,499
PBS016	FIXED	6.250%	9/6/2017	3/15/2020	500,000,000,000	37,058,998

TOTAL ISLAMIC TREASURY NOTES					235,716,957,000,000	17,470,868,441

3. RETAIL ISLAMIC DEBT SECURITIES
SR-007	FIXED	8.250%	3/11/2015	3/11/2018	21,965,035,000,000	1,628,004,373
SR-008	FIXED	8.300%	3/10/2016	3/10/2019	31,500,000,000,000	2,334,716,869
SR-009	FIXED	6.900%	3/22/2017	3/10/2020	14,037,310,000,000	1,040,417,284

TOTAL RETAIL ISLAMIC DEBT SECURITIES					67,502,345,000,000	5,003,138,527

TOTAL GOVERNMENT ISLAMIC DEBT SECURITIES					329,039,302,000,000	24,387,733,620

TOTAL TRADABLE SECURITIES					2,046,933,210,000,000	151,714,587,163

SERIES	INTEREST RATE BASIS	COUPON RATE	ISSUE DATE	MATURITY DATE	OUTSTANDING BALANCE
					(In Original Currency)	(In US Dollars)
II. NON-TRADABLE SECURITIES
A. GOVERNMENT DEBT SECURITIES
1. HELD BY BANK INDONESIA
SRBI01	FIXED	0.100%	8/7/2003	8/1/2043	102,763,824,519,929	7,616,648,719
SU002	FIXED	0.100%	1/1/2006	4/1/2025	13,313,389,573,979	986,761,753
SU004	FIXED	0.100%	1/1/2006	12/1/2025	38,367,781,515,523	2,843,743,071
SU007	FIXED	0.100%	1/1/2006	8/1/2025	35,249,414,553,846	2,612,615,962

TOTAL GOVERNMENT DEBT SECURITIES HELD BY BANK INDONESIA					189,694,410,163,277	14,059,769,505

2. RETAIL NON-TRADABLE BONDS
SBR002	IDIC RATE	IDIC RATE +0.25%	5/25/2016	5/20/2018	3,799,125,000,000	281,583,531
B. GOVERNMENT ISLAMIC DEBT SECURITIES
1. HELD BY MINISTRY OF RELIGIOUS AFFAIR
SDHI 2020C	FIXED	8.300%	1/3/2014	1/3/2020	3,000,000,000,000	222,353,988
SDHI-2018A	FIXED	6.060%	5/30/2012	5/30/2018	2,500,000,000,000	185,294,990
SDHI-2019A	FIXED	5.460%	3/21/2012	3/21/2019	3,000,000,000,000	222,353,988
SDHI-2019B	FIXED	8.050%	2/11/2014	2/11/2019	2,000,000,000,000	148,235,992
SDHI-2020A	FIXED	5.790%	4/27/2012	4/27/2020	1,500,000,000,000	111,176,994
SDHI-2020B	FIXED	6.200%	6/28/2012	6/28/2020	1,000,000,000,000	74,117,996
SDHI-2021A	FIXED	8.000%	4/11/2011	4/11/2021	2,000,000,000,000	148,235,992
SDHI-2021B	FIXED	7.160%	10/17/2011	10/17/2021	3,000,000,000,000	222,353,988
SDHI-2022A	FIXED	5.910%	3/21/2012	3/21/2022	3,342,000,000,000	247,702,342
SDHI-2022B	FIXED	8.750%	2/11/2014	2/11/2022	2,000,000,000,000	148,235,992
SDHI-2024A	FIXED	9.040%	2/11/2014	2/11/2024	2,000,000,000,000	148,235,992
SDHI-2029A	FIXED	8.430%	3/25/2014	3/25/2029	1,000,000,000,000	74,117,996
SDHI-2029B	FIXED	8.620%	8/13/2014	8/13/2029	2,855,000,000,000	211,606,878
SDHI2019C	FIXED	7.200%	4/27/2016	4/27/2019	1,000,000,000,000	74,117,996
SDHI2020D	FIXED	8.200%	6/29/2015	6/29/2020	1,000,000,000,000	74,117,996
SDHI2020E	FIXED	7.140%	3/21/2017	3/21/2020	2,000,000,000,000	148,235,992
SDHI2023A	FIXED	8.820%	11/4/2015	11/4/2023	1,500,000,000,000	111,176,994
SDHI2025A	FIXED	8.300%	7/8/2015	7/8/2025	2,000,000,000,000	148,235,992

TOTAL GOVERNMENT ISLAMIC DEBT SECURITIES HELD BY MINISTRY OF RELIGIOUS AFFAIR					36,697,000,000,000	2,719,908,094

2. RETAIL NON-TRADABLE ISLAMIC DEBT SECURITIES
ST001	FIXED	6.900%	9/7/2016	9/7/2018	2,523,913,000,000	187,067,373

TOTAL NON-TRADABLE SECURITIES					232,714,448,163,277	34,028,006,102

TOTAL DOMESTIC CURRENCY DENOMINATED BONDS					2,279,647,658,163,280	185,742,593,265

Assumed exchange rate for conversion as of September 30, 2017 (Bank Indonesia Middle Exchange Rate)

IDR/USD	13,492
Indonesia Deposit Insurance Corporation (IDIC) Rate as of September 30, 2017	6%

SPN: Surat Perbendaharaan Negara (Treasury Bills)

FR: Fixed Rate (Treasury Notes)

ORI: Obligasi Negara Ritel (Retail Bonds)

SPNS: Surat Perbendaharaan Negara Syariah (Islamic Treasury Bills)

IFR: Islamic Fixed Rate

PBS: Project Based Sukuk

SR: Sukuk Ritel (Retail Islamic Debt Securities)

SRBI: Special Rate Bank Indonesia

SU: Surat Utang (Debt Securities)

SBR: Saving Bonds Retail

SDHI: Sukuk Dana Haji Indonesia (Hajj Fund Sukuk)

ISSUER

Republic of Indonesia

Ministry of Finance of the Republic of Indonesia

Gedung Juanda 1 Lantai 3,

Jalan Dr. Wahidin Raya No. 1,

Jakarta 10710

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS

Australia and New Zealand Banking Group Limited 10 Collyer Quay #21-00 Ocean Financial Center Singapore 049315	Citigroup Global Markets Inc. 388 Greenwich Street, New York, NY10013 United States of America	Deutsche Bank AG, Singapore Branch One Raffles Quay #17-00 South Tower Singapore 048583	Goldman Sachs (Singapore) Pte. 1 Raffles Link #07-01 South Lobby Singapore 039393	Mandiri Securities Pte. Ltd. 12 Marina View, #19-06 Asia Square Tower 2, Singapore 018961

CO-MANAGERS

PT Danareksa Sekuritas Jl. Medan Merdeka Selatan No. 14 Jakarta 10110 Indonesia	PT Trimegah Sekuritas Indonesia Tbk Gedung Arta Graha Lt.18 Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190 Indonesia	PT Bahana Securities Graha CIMB Niaga 19th Floor Jl. Jend. Sudirman Kav.58 Jakarta 12190 Indonesia

TRUSTEE

The Bank of New York Mellon

101 Barclay Street,

New York, NY 10286

United States of America

PAYING AGENT, TRANSFER AGENT AND REGISTRAR For securities cleared through DTC	PAYING AGENT For securities cleared through Euroclear and Clearstream	TRANSFER AGENT AND REGISTRAR For securities cleared through Euroclear and Clearstream

The Bank of New York Mellon 101 Barclay Street New York, NY 10286 United States of America	The Bank of New York Mellon, London Branch One Canada Square London E14 5AL United Kingdom	The Bank of New York Mellon SA/NV, Luxembourg Branch Vertigo Building, Polaris 2-4 rue Eugéne Ruppert L-2453 Luxembourg

LEGAL ADVISORS TO THE REPUBLIC

as to U.S. law Cleary Gottlieb Steen & Hamilton LLP 37th Floor, Hysan Place 500 Hennessy Road Hong Kong SAR	as to Indonesian law Soemadipradja & Taher Wisma GKBI, Level 9, Jalan Jenderal Sudirman No.28, 10210, Indonesia

LEGAL ADVISORS TO THE JOINT MANAGERS, JOINT BOOKRUNNERS AND CO-MANAGERS

as to U.S. law Norton Rose Fulbright 38/F, Jardine House 1 Connaught Place Hong Kong	as to Indonesian law Assegaf Hamzah & Partners Capital Place, Level 36 & 37 Jalan Jenderal Gatot Subroto Kav. 18 Jakarta 12710, Indonesia

SGX-ST LISTING AGENT

Allen & Gledhill LLP

One Marina Boulevard #28-00

Singapore 018989

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

(That as required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

1.	The following are the estimated expenses of the issuance and distribution of the Bonds being registered (in U.S.$):

Registration fee	U.S.$	498,000
Listing expenses	U.S.$	45,000
Printing and engraving expenses	U.S.$	120,000
Rating agency fees	U.S.$	633,080
Trustee fees and expenses	U.S.$	7,000
Legal fees and expenses	U.S.$	509,000
Other	U.S.$	22,000
Total(1)	U.S.$	1,834,080

(1)	A portion of the expenses may be paid by the underwriters.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement comprises:

(1)	The facing sheet.

(2)	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

(3)	Part I consisting of the Prospectus.

(4)	Part II consisting of pages II-1 to II-5.

(5)	The following exhibits:

A.	Form of Underwriting Agreement.*

B.	Form of Indenture; including form of certain Debt Securities, between the Republic of Indonesia, Bank Indonesia, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon and The Bank of New York Mellon SA/NV, Luxembourg Branch.*

C.	Opinion of the Head of Legal Bureau of the Ministry of Finance, with respect to the legality of the Bonds under the Indenture.**

D.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Indonesia, with respect to the legality of the Bonds under the Indenture.*

E.	Consent of Luky Alfirman, Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia (included on page II-3).

F.	Consent of the Head of Legal Bureau of the Ministry of Finance (included in Exhibit C).**

G.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit D).*

*	Previously filed.
**	Filed herewith and replaces Exhibit C previously filed on December 1, 2017.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Indonesia, has duly caused this registration statement or amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jakarta, Indonesia on the 4th day of December, 2017.

REPUBLIC OF INDONESIA

acting for and on behalf of the Minister of Finance

By:*	/s/ Luky Alfirman
Luky Alfirman Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to registration statement to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment to registration statement in The City of New York, New York on the 4th day of December, 2017.

By:	/s/ Erwin Haryono
Erwin Haryono Chief Representative of Bank Indonesia New York

INDEX TO EXHIBITS

Exhibits
A.	Form of Underwriting Agreement.*
B.	Form of Indenture; including form of certain Debt Securities, between the Republic of Indonesia, Bank Indonesia, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon and The Bank of New York Mellon SA/NV, Luxembourg Branch.*
C.	Opinion of the Head of Legal Bureau of the Ministry of Finance, with respect to the legality of the Bonds under the Indenture.**
D.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Indonesia, with respect to the legality of the Bonds under the Indenture.*
E.	Consent of Luky Alfirman, Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia (included on page II-3).
F.	Consent of the Head of Legal Bureau of the Ministry of Finance (included in Exhibit C).**
G.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit D).*

*	Previously filed.
**	Filed herewith and replaces Exhibit C previously filed on December 1, 2017.